FY23
Annual Report
and Proxy Statement



splunk>

MAY 2023



Dear Splunk Stockholders,

A little over a year ago, I had the honor of becoming Splunk's CEO. I can safely say the role has been everything I'd hoped for and more. Nowhere else is there the same opportunity to work alongside a team so dedicated to the success of our customers and so passionate about building a safer and more resilient digital world.

Balancing growth with profitability

Since becoming a Splunker, I've focused on balancing long-term durable growth with profitability and free cash flow. Not only is the market demanding this approach, but I also believe responsible businesses deliver meaningful leverage in their operating model. Looking back at the full year, we've made tremendous progress in a short period of time and our results demonstrate that.

In FY23, we delivered record-setting financial performance even against the backdrop of macroeconomic and geopolitical uncertainty. Our team grew Total Annual Recurring Revenue (ARR) by 18% to $3.674 billion. For the full year, cloud revenue was $1.457 billion, up 54%. And, for the first time, our total quarterly revenues exceeded $1 billion, rising to $1.251 billion in Q4, a 39% year-over-year increase. At the end of the year, we had 790 customers generating Total ARR of $1 million or more – up by 115 over the same time last year. At a time when many organizations are being understandably prudent with their IT budgets, our continued growth demonstrates the mission-critical role we play in our customers' tech stacks – and that no other company can deliver the value we provide at enterprise scale.

At the same time, our team made significant progress in improving our overall operating efficiency and how we deploy our resources. In FY23, we introduced several efficiency initiatives which contributed to virtually flat operating expenses over FY22, even while maintaining strong bookings and topline performance. We also delivered record free cash flow of $427 million, nearly four times the level of last year. Our team is steadfast in their dedication to our customers as we pursue opportunities to drive efficiency across the business. And, with our transition to annual billing now complete, and a strong base of ARR, we have the opportunity to unlock significant cash flow moving forward.

I couldn't be prouder of our team for their deep focus on our customers and execution to deliver these results. In the year ahead, we are committed to continuing to drive meaningful top-line growth with improved profitability and increased free cash flow.

World-class products and people

Later this year, we'll celebrate Splunk's 20th anniversary. As we approach that moment, we do so by continuing to build upon what has made Splunk so successful: products and people.

We believe that unified security and observability is the best and only way to drive true enterprise resilience. I've met with hundreds of customers over the past year, and I hear time and again how critical Splunk is to helping make their digital systems more resilient so they can stay secure, keep up and running and quickly adapt to constantly changing circumstances.

Demand for our security solutions remains strong and our market leadership continues to be recognized. We were named a Leader in the 2022 Gartner Magic Quadrant for Security Information and Event Management for the ninth consecutive time. In our fourth quarter, industry analyst firms Forrester and IDC positioned Splunk as a leader in the Forrester Wave: Security Analytics Platforms and 2022 IDC MarketScape for Worldwide SIEM.

We're continuing to enhance our security offering, including targeted investments and organic innovation like Splunk Enterprise Security 7.1, which became generally available in Q4. And, in March of this year, we also released our enhanced Mission Control to help security teams detect, investigate and respond to threats from a modern and unified work surface.

In addition to our leadership in security, we're continuing to extend customer value through our investments in observability. Last year, Splunk was recognized for leading the market in AIOPS and in Cloud Observability by GigaOm, Research In Action and Constellation Research. We believe observability is a significant growth opportunity for Splunk, and we're making investments to broaden and strengthen our portfolio of enterprise-grade observability solutions that provide monitoring across complex environments.

Making it all happen is our incredible global team. Splunkers around the world have been working diligently to find new and better ways to help customers navigate today's complex cybersecurity landscape, escalating disruptions and the intense demand for better digital experiences.

During the year, we welcomed world-class talent to help guide Splunk in the coming years, and have made meaningful strides to diversify and strengthen our global workforce. For example, across Splunk we're investing in developing employee recruiting programs to improve the representation of women and underrepresented groups. You can learn more about our progress in our forthcoming annual Diversity, Equity and Inclusion report, publishing this spring. Further, we're scaling our recruitment in international markets to bring in diverse sales and engineering talent as we grow our global presence outside of North America. Today, our leadership team is tightly aligned to deliver on our strategy. What's more, the collaboration of our Product and Go-to-Market teams is more in step than ever, primed to help customers gain more value.

Our team is also committed to purpose-led impact work to accelerate business growth and success that benefits our customers, stockholders, communities and employees. In our second Global Impact Report, we highlighted our continued progress and commitment across four areas: data responsibility, environmental sustainability, ethical and inclusive growth and social impact.

You can expect a steady drumbeat of updates from us throughout this year, including at our annual customer and partner event .conf23 in July, where we'll welcome thousands of Splunk community members to showcase all the ways we are innovating to help organizations drive resilience. We also look forward to connecting with many of you during our Analyst and Investor Day later this year.

Our next chapter

The past year was one of important transitions for Splunk, our team and our customers. When I think about our future, I'm confident that we are positioned to deliver on the potential in what we believe is a massive and growing $100 billion addressable market.

We are deeply engaged with our customers around the world, and we're making their experience even better. Our technology delivers incredible value, and it's getting stronger. We are improving how we operate so we can do more, faster and more efficiently. And above all, Splunkers bring their diverse talent and passion to continue building on our nearly two decades of innovation and customer focus. Splunk has an incredible history; I believe our next chapter is even more promising.

As you will see in our proxy statement, we are continuing to shape our programs for the coming year with the thoughtful input we receive from you. Importantly, we are seeking stockholder approval for an increase in the number of shares available under our equity compensation program, which will enable us to remain competitive in our efforts to recruit and retain top talent. This year's request for shares under our equity compensation program represents significant progress to lower equity usage. Looking ahead, we remain committed to maintaining an ownership culture at Splunk, and draw upon our investor outreach program to help us stay informed and responsive to your perspectives on key issues like our use of equity as well as executive compensation.

On behalf of every Splunker, thank you for your confidence in Splunk's purpose, our team, our products and our future.

Gary Steele
President & CEO
Splunk Inc.

270 Brannan Street
San Francisco, California 94107

splunk>

Notice of Annual Meeting of Stockholders

To Be Held at 3:30 p.m. Pacific Time on June 21, 2023

To The Stockholders of Splunk Inc.:

The 2023 Annual Meeting of Stockholders (the "Annual Meeting") of Splunk Inc., a Delaware corporation ("Splunk," "we," or the "Company"), will be held virtually via live audio webcast on **June 21, 2023, at 3:30 p.m. Pacific Time**, for the following purposes, as more fully described in the accompanying proxy statement:

1. To elect four Class II directors to serve until the 2026 annual meeting of stockholders or until their successors are duly elected and qualified;

2. To ratify the appointment of PricewaterhouseCoopers LLP as our independent registered public accounting firm for our fiscal year ending January 31, 2024;

3. To conduct an advisory vote to approve the compensation of our named executive officers;

4. To approve the Splunk Inc. Amended and Restated 2022 Equity Incentive Plan to increase the number of shares reserved thereunder; and

5. To transact such other business as may properly come before the Annual Meeting or any adjournments or postponements thereof.

The Board of Directors of Splunk (the "Board") fixed the close of business on May 2, 2023 as the record date for the Annual Meeting. Only holders of our common stock as of the record date are entitled to notice of and to vote at the Annual Meeting. Further information regarding voting rights and the matters to be voted upon is presented in the accompanying proxy statement.

On or about May 9, 2023, we mailed to our stockholders a Notice of Internet Availability of Proxy Materials (the "Notice"). The Notice provides instructions on how to vote online, by telephone, or by mail and includes instructions on how to receive a paper or e-mail copy of proxy materials if you choose. Instructions on how to access our proxy statement and our fiscal 2023 Annual Report may be found in the Notice or on our website at investors.splunk.com.

The Annual Meeting this year will be a virtual-only meeting. We have designed the virtual Annual Meeting to provide stockholders with the same opportunities to participate as they would have had at an in-person meeting. We aim to provide a consistent experience to all stockholders regardless of their geographic location. Stockholders will be able to attend and participate in the Annual Meeting, vote their shares electronically, submit questions, and examine a stockholder list during the live audio webcast of the Annual Meeting by visiting www.virtualshareholdermeeting.com/SPLK2023 and entering their control number. Stockholders may submit questions for the meeting in advance at www.proxyvote.com.

YOUR VOTE IS IMPORTANT. Whether or not you plan to attend the Annual Meeting online, we urge you to submit your vote now via the Internet, telephone, or mail.

We appreciate your continued support of Splunk.

Very truly yours,

Scott Morgan
Senior Vice President, Chief Legal Officer, Global Affairs and Secretary
San Francisco, California
May 9, 2023

How to Cast Your Vote



www.proxyvote.com
Vote by Internet



1-800-690-6903
Vote by Telephone



Mail your signed proxy card
Vote by Mail

Note for Street Name Holders: If you hold your shares through a broker, bank or other nominee, you must instruct your nominee how to vote the shares held in your account. The nominee will give you a voting instruction form.

Your vote is important. Please vote your shares as soon as possible.

See "Other Matters—Questions and Answers About the Proxy Materials and Our 2023 Annual Meeting" for details on voting requirements and additional information about the Annual Meeting, including how to vote at the Annual Meeting.

Table of Contents

This proxy statement includes forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. All statements other than statements of historical or current facts, including statements regarding our business plans and objectives, our strategies and systems for implementing our goals, our commitments to programs and policies, our expectations and priorities for ESG initiatives, and executive compensation plans, made in this document are forward-looking. We use words such as "aim," "anticipate," "believe," "can," "continue," "could," "estimate," "expect," "intend," "may," "plan," "potential," "seek," "should," "target," "will," "would" and similar expressions to identify forward-looking statements, although not all forward-looking statements contain these identifying words. Forward-looking statements reflect management's current expectations, estimates and assumptions based on information currently available to us as of the date of this proxy statement. Actual results could differ materially for a variety of reasons. Risks and uncertainties that could cause our actual results to differ significantly from management's expectations include, but are not limited to, those described in our Annual Report on Form 10-K for the fiscal year ended January 31, 2023. We undertake no obligation, and do not intend to update the forward-looking statements.

References to our website in this proxy statement are not intended to function as a hyperlink and the information contained on our website is not intended to be part of this proxy statement.

Proxy Statement Summary

Voting Matters, Vote Recommendations and Rationale

PROPOSAL 1

Election of Class II Directors

Vote Recommendation **"FOR"** EACH NOMINEE. (page 7)

The Board and the Governance & Sustainability Committee believe that each of the nominees possesses the right skills, qualifications and experience to effectively oversee the Company's long-term business strategy.

PROPOSAL 2

Ratification of Appointment of Independent Registered Public Accounting Firm

Vote Recommendation **"FOR"** RATIFICATION OF APPOINTMENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM. (page 38)

The Board and the Audit Committee believe that the retention of PricewaterhouseCoopers LLP for the fiscal year ending January 31, 2024 is in the best interests of the Company and its stockholders. As a matter of good corporate governance, stockholders are being asked to ratify the Audit Committee's selection of the independent registered public accounting firm.

PROPOSAL 3

Advisory Vote to Approve Named Executive Officer Compensation

Vote Recommendation **"FOR"** APPROVAL OF OUR NAMED EXECUTIVE OFFICER COMPENSATION. (page 42)

The Board and the Talent & Compensation Committee believe our executive compensation program demonstrates the continuing evolution of our "pay for performance" philosophy, and reflects feedback received from stockholder engagement. We currently hold our Say-on-Pay advisory, non-binding vote annually.

PROPOSAL 4

Approval of Splunk Inc. Amended and Restated 2022 Equity Incentive Plan

Vote Recommendation **"FOR"** APPROVAL OF OUR AMENDED AND RESTATED 2022 EQUITY INCENTIVE PLAN. (page 81)

The Board and the Talent & Compensation Committee believe that approval of our Amended and Restated 2022 Equity Incentive Plan to increase the number of shares reserved thereunder by 3,500,000 is in the best interests of the Company and its stockholders. Our ability to grant equity awards is crucial to recruiting and retaining the best personnel. We are requesting a share reserve that we believe will allow us to recruit, retain and incentivize highly skilled talent for at least the next two years.

Your vote is important

This summary highlights information contained within this proxy statement. You should read the entire proxy statement carefully and consider all information before voting. Page references are supplied to help you find further information in this proxy statement.

Fiscal 2023 Business Highlights

In fiscal 2023, we adopted a more balanced approach of prioritizing long-term durable growth and increased profitability with a focus on annual recurring revenue ("ARR") and free cash flow. During the year, we grew ARR by 18% and nearly quadrupled free cash flow. We introduced several efficiency initiatives which contributed to virtually flat total operating expenses compared to fiscal 2022. Our topline performance was driven by greater customer success and continued growth in our cloud business. Our fiscal 2023 business highlights include the following ARR, cash flow, and other key business results:

Fiscal Year 2023 Performance

Total Revenues	Cash Flow	Customers with ARR > $1 million
$3.654 Billion Up **37%** year-over-year	Operating Cash Flow of **$450 million** Free Cash Flow[2] of **$427 million**	**790** customers **Up 115** year-over-year



ARR
($ in millions) • FYE January 31

ARR up **18%** year-over-year[1]



Free Cash Flow
($ in millions) • FYE January 31

[1]   ARR represents the annualized revenue run-rate of active cloud services, term license, and maintenance contracts at the end of a reporting period, Cloud ARR represents the annualized revenue run-rate of active cloud services contracts at the end of a reporting period, each as reported in our Annual Report on Form 10-K for the year ended January 31, 2023. Each contract is annualized by dividing the total contract value by the number of days in the contract term and then multiplying by 365. ARR and Cloud ARR should be viewed independently of revenue, and do not represent our revenue under GAAP on an annualized basis, as each is an operating metric that can be impacted by contract start and end dates and renewal rates. ARR is not intended to be a replacement for forecasts of revenue.

[2]   To supplement our consolidated financial statements, which are prepared and presented in accordance with GAAP, we provide investors with certain non-GAAP financial measures, including non-GAAP free cash flow. For a full reconciliation between GAAP and net cash used in operating activities and free cash flow, please see Appendix A.

ESG Highlights



In November 2021, we announced our intentions to achieve net zero greenhouse gas emissions by 2050 through the Science Based Targets initiative's (SBTi) Business Ambition for 1.5°C campaign, and to announce a second suite of shorter-term climate targets by the end of fiscal year 2023. Due to the complexity of this work, we are extending the timeframe for finalizing and announcing our climate strategy, net zero roadmap and second suite of climate targets and look forward to sharing the results of this work once completed. Our net zero commitment is registered with the SBTi, a global registry that assesses the science and rigor of public climate targets. Our next suite of targets will be submitted to the SBTi for validation.

In December 2022, we published our second Global Impact Report, which covers the four priority areas that matter most to our stakeholders and our business: data responsibility, environmental sustainability, ethical and inclusive growth and social impact.

For more information on our ESG program, please see "Corporate Governance at Splunk—ESG Oversight and Highlights."

Corporate Governance

We believe that good corporate governance promotes the long-term interests of our stockholders, strengthens our Board and management accountability and leads to better business performance. For these reasons, we are committed to maintaining strong corporate governance practices.

The "Corporate Governance at Splunk" section beginning on page 7 describes our governance practices, which include the following highlights:

- 100% Independent Committee Members
- Independent Chair and Lead Independent Director in accordance with our Corporate Governance Guidelines
- Majority Voting for Directors with Resignation Policy
- Annual Board and Committee Evaluation
- Proxy Access Bylaws
- Director Change in Circumstances with Resignation Policy
- Limit on Outside Directorships
- Qualified Diverse Candidate Pool Policy — 60% of Directors Self-Identify as Women and/or an Underrepresented Community Member
- Board Orientation and Continuing Education Programs
- Regular Meetings of Independent Directors Without Management Present

- Comprehensive Risk Oversight by Full Board and Committees
- Periodic Review of Committee Charters and Governance Policies
- Formal CEO Evaluation Process
- Clawback Policy
- Annual Say-on-Pay Vote
- Stockholder Engagement Program
- Stock Ownership Guidelines for Directors and Officers
- Anti-Hedging and Anti-Pledging Policy
- Code of Conduct for Directors, Officers and Employees
- Succession Planning Process
- Global Impact Report
- Diversity Annual Report

Stockholder Engagement

We believe that effective corporate governance includes regular, constructive conversations with our stockholders. We are committed to maintaining an active dialogue to understand the priorities and concerns of our stockholders and believe that ongoing engagement builds mutual trust and understanding with our stockholders. Stockholder engagement and feedback are critical components of our corporate governance practices and inform our decisions and programs.

Below is a summary of our engagement with stockholders following our 2022 annual meeting of stockholders. These discussions have helped ensure that our Board's decisions are informed by stockholder objectives.

We Reached out to Institutional Stockholders Representing	We Engaged with Institutional Stockholders Representing	Chair and Chief Executive Officer Participated in Calls with Institutional Stockholders Representing
62%	**33%**	**29%**
of shares outstanding	of shares outstanding	of shares outstanding

See "Corporate Governance at Splunk—Stockholder Engagement" on page 33 of this proxy statement for more information on our stockholder engagement program.

For key feedback from our stockholders related to our executive compensation program and our 2022 Say-On-Pay Vote, and our responses to this feedback, please see "Executive Compensation—Compensation Discussion and Analysis—Executive Summary—Stockholder Engagement and Our Say-On-Pay Vote" on page 48 of this proxy statement.

Over the past several years, in response to stockholder feedback, and as part of our ongoing evaluation of best practices, the Board has incorporated enhancements to our executive compensation program and corporate governance practices, such as those depicted in the timeline below.

2023

APRIL
- Enhanced proxy disclosures regarding director qualifications and our PSU program

MARCH
- Replaced operating cash flow metric with free cash flow in our executive annual bonus plan to reflect continued focus on profitability and efficient use of capital
- Continued our transition to a PSU program with a three-year relative total stockholder return performance metric

2022

DECEMBER
- Lowered limits on number of other public company boards on which our directors may serve
- Released second Global Impact Report

SEPTEMBER
- Increased stock ownership guidelines

MARCH
- Established Cybersecurity & Data Responsibility Committee
- Initiated a transition to a PSU program with a three-year relative total stockholder return performance metric
- Eliminated overlapping metrics in our executive bonus plan and our PSU program

2021

DECEMBER
- Released first Global Impact Report

APRIL
- Enhanced proxy disclosure regarding Board oversight of COVID-19 response
- Added underrepresented community diversity of Board to proxy

2020

NOVEMBER
- Released first ESG update

MARCH
- Replaced revenue metric with annual recurring revenue in both our executive bonus plan and our PSU program to align our incentives with key drivers of stockholder value and reflect our transition to a renewable business model
- Replaced non-GAAP operating margin metric with operating cash flow in our PSU program to reflect focus on disciplined execution of our business objectives during our transition to a renewable business model

2019

APRIL
- Enhanced proxy disclosures regarding Board succession planning, risk oversight and corporate sustainability

Director Nominees and Continuing Directors

A top priority of our Board and our Governance & Sustainability Committee is ensuring that our Board is composed of directors who bring diverse viewpoints and perspectives, exhibit a variety of skills, experience, and backgrounds, and effectively represent the long-term interests of stockholders. The Board believes periodic assessment of directors is integral to an effective governance structure and aims to strike a balance between ensuring that we retain directors with deep knowledge of the Company while adding directors who bring a fresh perspective. We have added six new directors since 2021, enhancing the Board's breadth and depth of experience and diversity, while taking into account the Company's evolving business model, the macro technology business environment and the changing governance landscape. The Board remains committed to a Board composition that is at least 30% gender diverse, though this number may fluctuate from time to time. See below for summary information about our Board and each director nominee and continuing director as of May 1, 2023. For purposes of the information below, a member of an underrepresented community is defined as an individual who self-identifies as Black, African American, Hispanic, Latino, Asian, Pacific Islander, Native American, Native Hawaiian, or Alaska Native, or who self-identifies as gay, lesbian, bisexual or transgender. See pages 10, 12 to 19 for more information.

Board Overview

3 Directors Self-Identify as **Women**	**4** Years Average Tenure	**6** New Directors Joined the Board in the Last Two Years
10 out of 11 Directors are Independent	**58.2** Average Age	**5** Directors Self-Identify as an **Underrepresented Community Member**

		Class	Age	Director Since	Current Term Expires	Expiration of Term for Which Nominated	Committees			
2023 Director Nominees	**Patricia Morrison*** Former EVP, Customer Support Services, and CIO, Cardinal Health	II	63	2013	2023	2026	●			●
	David Tunnell* Partner, Hellman & Friedman	II	52	2022	2023	2026	⊕			
	General Dennis Via* EVP, Booz Allen Hamilton and Retired Four-Star U.S. Army General	II	65	2020	2023	2026				●
	Luis Felipe Visoso* CFO, Unity Software	II	54	2022	2023	2026	⊕			
Continuing Directors	**Yamini Rangan*** President and CEO, HubSpot	III	49	2023	2024	—			●	
	Graham Smith* Chair, Splunk	III	63	2011	2024	—		●	●	
	Gary Steele President and CEO, Splunk	III	60	2022	2024	—				
	Richard P. Wallace* President and CEO, KLA Corporation	III	63	2022	2024	—		●		
	Mark Carges* Former CTO, eBay	I	61	2014	2025	—				●
	Kenneth Hao* Chairman and Managing Partner, Silver Lake	I	54	2021	2025	—		●		
	Elisa Steele* Independent Board Member	I	56	2017	2025	—			●	

 * Independent director

 Audit Committee

 Talent & Compensation Committee

 Governance & Sustainability Committee

Cybersecurity & Data Responsibility Committee

● Chair   ● Member   + Audit Committee Financial Expert

Executive Compensation Highlights

Our executive compensation program is designed to attract, motivate and retain the key executives who drive our success. Pay that reflects performance and aligns with the interests of long-term stockholders is key to our executive compensation program design and decisions. We structure our executive compensation program to include significant performance metrics that are aligned with our business strategy and long-term stockholder value creation.

Our executive compensation program consists of the following primary components: base salary, an annual performance-based cash bonus opportunity, and long-term incentive compensation in the form of time-based restricted stock unit ("RSU") and performance-based performance unit ("PSU") equity awards. A significant portion of our executive compensation is performance-based and in the form of long-term compensation. The fiscal 2023 executive compensation program provided annual cash bonus opportunities designed to drive ARR and operating cash flow, and long-term performance-based equity awards designed to drive stock price performance. We believe that both ARR growth and operating cash flow performance are important to long-term stockholder value creation and that employing challenging stock price growth as the performance goal in our long-term equity award design further aligns our executives' and stockholders' interests.

Our Board and Talent & Compensation Committee devoted significant time and attention to understanding stockholder viewpoints regarding our executive compensation program. We conducted more extensive outreach campaigns to speak directly with a number of our stockholders following our 2021 and 2022 annual meeting of stockholders. In response to the feedback we received from our stockholders through these campaigns, as well as the increased maturity of our business and predictability of our financial results, we implemented a number of changes to key components of our NEO compensation program, including a reorganization of the Talent & Compensation Committee in fiscal 2023, as set out in more detail throughout this proxy statement.

Our executive compensation policies and practices are designed to reinforce our pay for performance philosophy and align with sound governance principles. Listed below are highlights of our fiscal 2023 executive compensation policies and practices:



WHAT WE DO

- Ongoing engagement with our institutional stockholders regarding our compensation policies and practices
- Performance-based cash and equity incentive compensation
- Caps on performance-based cash and equity incentive compensation
- Annual review and approval of our executive compensation strategy
- Significant portion of executive compensation at risk based on corporate performance
- Clawback policy on cash and equity incentive compensation
- Stock ownership guidelines for executive officers and non-employee directors
- Multi-year equity award vesting periods for equity awards
- Independent compensation consultant engaged by the Talent & Compensation Committee
- 100% independent directors on the Talent & Compensation Committee
- Limited perquisites



WHAT WE DON'T DO

- No "single trigger" change in control payments and benefits
- No post-termination retirement or pension-type non-cash benefits or perquisites for our executive officers that are not generally available to our employees
- No tax gross-ups for change in control related excise tax payments
- No short sales, hedging, or pledging of stock ownership positions and transactions involving derivatives of our common stock by employees, officers or directors
- No strict benchmarking of compensation to a specific percentile of our compensation peer group
- No dividend payments on unvested awards

Corporate Governance at Splunk

PROPOSAL **1**

Election of Directors

The Board recommends a vote "**FOR**" each of the nominees named below.

Our business affairs are managed under the direction of our Board, which is currently composed of 11 members. Ten of our 11 director nominees and continuing directors are independent directors within the rules of The Nasdaq Stock Market. Our Board is divided into three classes of directors. At each annual meeting of stockholders, a class of directors will be elected for a three-year term to succeed the same class whose term is then expiring. Each director's term continues until the expiration of the term for which he or she is elected and until the election and qualification of his or her successor, or his or her earlier death, resignation, or removal. There are no family relationships among our directors or executive officers.

Any increase or decrease in the number of directors will be distributed among the three classes so that, as nearly as possible, each class will consist of one-third of the total number of directors.

In an uncontested election, directors are elected by a majority vote. This means that in order for a nominee to be elected in an uncontested election, the number of votes cast "For" such nominee's election must exceed the number of votes cast "Against" that nominee's election. Broker non-votes and abstentions will have no effect on the outcome of such election. In addition to the majority vote standard for director elections, we have a director resignation policy described in "Other Matters—Questions and Answers About the Proxy Materials and Our 2023 Annual Meeting."

In light of the individual qualifications and experience of each of our director nominees, and the contributions that our nominees have made to our Board, our Board has recommended that each of our director nominees be elected by our stockholders. Biographies of all our directors are set forth below under "Nominees for Director" and "Continuing Directors."

Board Composition

Considerations in Evaluating Director Nominees

Our Board follows an annual director nomination process that promotes the thoughtful and in-depth review of overall Board composition and director nominees throughout the year. At the beginning of the process, the Governance & Sustainability Committee reviews current Board composition and any specific characteristics desired for future director candidates. In its review of incumbent director candidates, the Governance & Sustainability Committee evaluates any changes in circumstances that may impact their candidacy and considers information from the Board evaluation process, including review of contributions and performance of each director. Upon a recommendation from the Governance & Sustainability Committee, the Board considers and approves the nomination of director candidates for election at the annual meeting of the stockholders. See "Board Refreshment and Succession Planning" below for a discussion of the characteristics identified in the most recent director searches.

In evaluating director candidates and considering incumbent directors for nomination to the Board, the Governance & Sustainability Committee expects certain minimum qualifications and takes into consideration key factors, experiences, qualifications and skills that are relevant to the Board's work and the Company's strategy and strengthen the current Board's mix of skills.

The Governance & Sustainability Committee requires the following minimum qualifications to be satisfied by any nominee for a position on the Board:

Highest personal and professional ethics & integrity		Complementary skills to those of existing Board 	Understanding of fiduciary duties 
 Proven achievement in nominee's field	Sound business judgment	Ability to assist management and significantly contribute to our success	 Commitment of time and energy

Key factors the Governance & Sustainability Committee considers when selecting directors and refreshing the Board (in addition to the current size and composition of the Board and the needs of the Board and its committees) include:

Age and Tenure – While the Board does not have term limits, the Board seeks to establish appropriate levels of director turnover. New perspectives and new ideas are critical to an engaged forward-looking and strategic Board, as are the benefits of the valuable experience and familiarity that longer-serving directors offer.

Diversity – Our Corporate Governance Guidelines reflect our commitment to Board diversity, by explicitly stating the Board's commitment to include qualified diverse candidates (with diversity including gender, race and ethnicity) in the pool from which nominees are considered. We believe that the judgment and perspective offered by a diverse board of directors improves the quality of decision making and enhances the Company's business performance. We also believe such diversity can help the Board respond more effectively to the varying needs of our customers, stockholders, workforce and other stakeholders.

Experience – The Governance & Sustainability Committee strives for a Board that spans a range of expertise and perspective in areas relevant to the Company's business, strategic vision, governance and operating and innovation environment.

Full-time employment/Directorships – The Governance & Sustainability Committee takes into consideration employment status and whether the director holds a current operating role or is retired, as well as the number of other public company boards on which the director serves to evaluate whether the nominee can commit the time and energy necessary to diligently carry out his or her fiduciary responsibilities and meaningfully contribute to the Company.

Independence – Having an independent Board is a core element of our governance philosophy. Our Corporate Governance Guidelines provide that a majority of our directors will be independent as defined under the rules of The Nasdaq Stock Market.

The Governance & Sustainability Committee also considers and evaluates other factors it deems to be in our and our stockholders' best interests. The Governance & Sustainability Committee does not pre-assign weighting or priority to any of these factors.

The Governance & Sustainability Committee reviews with the Board on an annual or more frequent basis the director skills and experience qualifications that it believes are desirable to be represented on the Board. The Board and the Governance & Sustainability Committee believe that the collective experiences and qualifications of the directors allow the Board to best fulfill its responsibilities to the long-term interests of our stockholders. Subject to the requirements set forth below in "Agreement with Silver Lake" on page 11, the Governance & Sustainability Committee has full discretion in considering potential candidates and making its nominations to the Board.

Below is a summary of the primary experience, qualifications and skills that our director nominees and continuing directors bring to the Board:

Capability		Description	Number of directors with the capability
	Technology and security infrastructure	Deep insight in technology infrastructure, business prioritization, customer drivers and cybersecurity risk	●●●●○○○○○○
	Scaling a SaaS business	Experience growing successful SaaS companies, reaching scale and maturity	●●●●○○○○○○
	Investment	Experience creating long-term value through investment, acquisitions and growth strategies	●●●●○○○○○○
	CEO experience	Expertise shaping strategy, performance, prioritization and scale leadership	●●●●●●○○○○
	Cloud transformation	Deep knowledge in technology architecture, including SaaS, cloud-based platforms, integrated solutions and customers' data journey	●●●●●○○○○○
	Sales	Experience building global sales capability for cloud services and enterprise software	●●●○○○○○○○
	Marketing	Marketing and brand-building capability in rapidly changing industries, including new markets and opportunities for innovation and disruption	●●○○○○○○○○
	Key customer segment insight	Depth of insight into current and potential target markets and geographies	●●●●●○○○○○
	Finance	Financial expert with expertise in financial strategy, accounting and reporting	●●●○○○○○○○
	People and compensation	Expertise in aligning company culture, performance, reward and talent with strategy, as well as remote and flexible work strategies	●●●●●●○○○○
	Governance, risk and compliance	Experience in public company corporate governance, privacy, compliance, policy, activism and creating long term sustainable value	●●●●●●●●○○

● Strong capability   ○ Moderate capability

PROXY

Director Diversity

We are committed to continuously evolving and enhancing our disclosures about Board diversity in response to feedback from stockholders and other stakeholders. The information below about our director nominees and continuing directors is being presented in compliance with Nasdaq's new disclosure format requirements, based on each director's self-identification.

Board Diversity Matrix (as of May 1, 2023)				
Board Size:				
Total Number of Directors		11		
Sex / Gender:	**Male**	**Female**	**Non-Binary**	**Gender Undisclosed**
Number of directors based on gender identity	8	3	-	
Number of directors who identify in any of the categories below:				
African American or Black	1	-	-	-
Asian	1	1	-	-
Hispanic or Latinx	1	-	-	-
White	5	2	-	-
LGBTQ+		1		
Did not disclose demographic background		-		

Board Refreshment and Succession Planning

The Governance & Sustainability Committee, together with our Board, practices a long-term approach to Board refreshment. The Governance & Sustainability Committee employs a variety of methods to identify, consider and evaluate potential Board candidates with the goal of evolving the composition of our Board in line with the strategic needs of the Company. As the Company innovates, implements new technologies and enters new markets, its business model may require directors with new or different skill sets. Our succession planning process takes the Company's evolution into account to ensure the Board remains a strategic asset capable of addressing the risks, trends and opportunities that the Company will face in the future.

The following describes the Company's selection process for new directors:



Source Candidate from

- Independent Search Firm
- Stockholders
- Independent Directors
- Our Management Team

In-Depth Review and Oversight

by the Governance & Sustainability Committee

- Consider skills mix and needs
- Consider diversity screen qualifications
- Review independence and potential conflicts

Meeting with Candidate

- Chair
- CEO
- CFO
- CLO
- Chair of each committee
- Opportunity for all other directors to meet

Recommend Selected Candidate for Appointment to our Board

Review and Appointment

by full Board

Select Director
6 new directors since 2021

This past year, as part of the Board succession planning and refreshment process, and in line with its multi-year view of potential director departures and leadership changes, the Governance & Sustainability Committee, together with the Board, discussed the Board's future composition needs. This discussion included the desired skills and attributes of successors for long-tenured directors, as well as successors for the Chair of our Board (the "Chair") and committee chairs. It also took into account the current and long-term needs of our business and the skills composition of our Board and our committees. Through this process we identified a sitting CEO of a technology company with experience scaling enterprises, an individual with financial expertise and a senior executive with go-to-market experience as important priorities for overall Board composition. In October 2022 we appointed Richard Wallace, President and Chief Executive Officer of KLA Corporation to our Board. Mr. Wallace brings significant organizational and operational leadership skills, as well as a deep understanding of business operations, strategic planning and scaling enterprises. In addition, in September 2022, we entered into a confidentiality and standstill agreement with Hellman & Friedman LLC ("H&F") in connection with their open market purchases of a significant stake in Splunk. Following discussions with H&F and engagement with their team, including their Partner, David Tunnell, the Governance and Sustainability Committee determined that Mr. Tunnell offered important perspectives as an equity investor and investment professional. Accordingly, in October 2022, we appointed Mr. Tunnell to our Board. More recently, the Governance & Sustainability Committee worked with a third-party search firm to identify candidates with go-to-market experience and in April 2023 we appointed Yamini Rangan, President and Chief Executive Officer of HubSpot, Inc. to our Board. Ms. Rangan brings extensive experience in product marketing, sales and strategy, including customer-facing roles at technology companies.

Other changes to our Board and committee composition since the 2022 annual meeting of stockholders include: the departures of Sara Baack and Stephen Newberry in December 2022 and Sean Boyle in March 2023; the appointment of Mr. Smith and then Ms. Steele as chair of the Governance & Sustainability Committee; the appointment of Messrs. Hao and Wallace to the Talent & Compensation Committee; the appointment of Mr. Smith as chair of the Talent & Compensation Committee; the appointment of Mr. Tunnell to the Audit Committee; the appointment of Mr. Visoso as chair of the Audit Committee; and the appointment of Ms. Rangan to the Governance & Sustainability Committee.

Agreement with Silver Lake

On June 22, 2021, in connection with the issuance to Silver Lake Alpine, L.P., Silver Lake Alpine (Offshore Master), L.P. and Silver Lake Partners VI, L.P. (collectively, "Silver Lake") of $1,000,000,000 in aggregate principal amount of the Company's 0.75% Convertible Senior Notes due 2026 (the "Notes"), the Company entered into an investment agreement (the "Investment Agreement") with Silver Lake. The Investment Agreement provides that so long as certain conditions are met, Silver Lake will have the right to designate a director nominee for election to the Board, which is Mr. Hao, and also provides certain standstill provisions and transfer restrictions with respect to the Notes. In addition, Silver Lake has agreed to vote any shares of common stock beneficially owned by it, which for these purposes includes only common stock issued upon conversion or repurchase of the Notes, in support of Company-nominated directors and otherwise in accordance with the recommendations of the Board. However, as of the date of this proxy statement, Silver Lake has not converted any of the Notes into shares, and therefore has no shares related to the Notes subject to this agreement to vote. For further information regarding the Investment Agreement, including a description of certain obligations and restrictions binding on the parties, as well as a copy of such Investment Agreement, please refer to the Company's Current Report on Form 8-K filed with the Securities and Exchange Commission ("SEC") on June 22, 2021, and see Note 7 "Convertible Senior Notes" of our consolidated financial statements included in our Annual Report on Form 10-K for the fiscal year ended January 31, 2023.

PROXY

Nominees for Director

Patricia Morrison



Independent

Former EVP, Customer Support Services, and CIO of Cardinal Health

Age **63**

Director **Since 2013**

Splunk Committee(s): **Audit Committee; Cybersecurity & Data Responsibility Committee**

Ms. Morrison has had an extensive career serving in executive leadership positions. As a former Chief Information Officer and Chief Executive Officer, with expertise in information technology and business management and operations, Ms. Morrison brings a deep understanding of the challenges and opportunities presented by data and is skilled in transforming and scaling organizations. Ms. Morrison also has extensive experience in governance and risk management across a broad range of industries.

Patricia Morrison has served as a member of our Board since 2013. Ms. Morrison was Executive Vice President, Customer Support Services and Chief Information Officer at Cardinal Health, Inc., a provider of healthcare services, from 2009 to 2018. Prior to joining Cardinal Health, Ms. Morrison was Chief Executive Officer of Mainstay Partners, a technology advisory firm, from 2008 to 2009, and Executive Vice President and Chief Information Officer at Motorola, Inc., a designer, manufacturer, marketer and seller of mobility products, from 2005 to 2008. Her previous experience also includes Chief Information Officer of Office Depot, Inc. and senior-level information technology positions at PepsiCo, Inc., The Quaker Oats Company, General Electric Company and The Procter & Gamble Company. Ms. Morrison has served as a member of the board of directors of Baxter International Inc., a global medical products company, since 2019. Ms. Morrison previously served as a member of the board of directors of Aramark, a global provider of food, facilities and uniform services, from 2017 to 2019, and Virtusa Corporation, a global provider of digital strategy, digital engineering, and IT services and solutions, from 2020 to 2021. Ms. Morrison holds a B.A. and B.S. from Miami University in Oxford, Ohio.

Ms. Morrison brings the following primary experiences, qualifications and skills to the Board:

 Technology and security infrastructure  Cloud transformation  Key customer segment insight

 People and compensation  Governance, risk and compliance

David Tunnell



Independent

Partner, Hellman & Friedman LLC

Age **52**

Director **Since 2022**

Splunk Committee(s): **Audit Committee**

Mr. Tunnell is a partner of a private investment firm, with over 25 years of financial expertise. He has evaluated and led investments in many software and technology companies, including Splunk. Mr. Tunnell provides important shareholder perspective, deep risk management experience and regulatory and compliance acumen. He also has experience as a member of the board of directors of other private companies.

David Tunnell has served as a member of our Board since 2022. Since 2003, Mr. Tunnell has served as a Partner at Hellman & Friedman LLC, a private investment firm he originally joined in 1994. Mr. Tunnell holds an A.B. from Harvard University and an M.B.A from Harvard Business School.

Mr. Tunnell brings the following primary experiences, qualifications and skills to the Board:

 Scaling a SaaS business  Investment  Cloud transformation

 Key customer segment insight  Finance  People and compensation

 Governance, risk and compliance

General Dennis Via



Independent

Executive Vice President, Booz Allen Hamilton and Retired Four-Star U.S. Army General

Age **65**

Director **Since 2020**

Splunk Committee(s): **Cybersecurity & Data Responsibility Committee**

General Via (ret) has more than 40 years of military and public sector service in senior leadership positions, with many years of information technology expertise. He has an extensive background in cybersecurity and data infrastructure and a deep understanding of U.S. government and other public sector clients. General Via (ret) provides valuable insights into today's evolving threat environment.

General Dennis L. Via, US Army, Retired, has served as a member of our Board since 2020. General Via (ret) has served as an Executive Vice President for Corporate Engagement and a member of the Global Defense Sector leadership team since 2021, an Executive Vice President in the Global Defense Group's Joint Combatant Command from 2018 to 2021 and a fellow for Defense Futures since 2017 at Booz Allen Hamilton Inc., a management and information technology consulting firm, and prior to this role, he served as Senior Executive Advisor from 2017 to 2018. Prior to joining Booz Allen, he served in the United States Army from 1980 to 2016, holding multiple command and senior leadership positions, including as the Commander of the U.S. Army Materiel Command from 2012 to 2016 and retiring as a four-star General. He holds a B.S. from Virginia State University and a Master of Education from Boston University.

General Via (ret) brings the following primary experiences, qualifications and skills to the Board:



Technology and security infrastructure



CEO experience



Cloud transformation



Key customer segment insight



People and compensation



Governance, risk and compliance

Luis Visoso



Independent

Chief Financial Officer, Unity Software

Age **54**

Director **Since 2022**

Splunk Committee(s): **Audit Committee**

Mr. Visoso possesses deep financial expertise and public company management experience. He brings nearly 30 years of global financial leadership and public company finance experience from his work at multinational technology and consumer product organizations. Mr. Visoso has significant knowledge of international financial markets and a deep understanding of the financial operations of at-scale technology companies. In addition, Mr. Visoso is an "audit committee financial expert."

Luis Visoso has served as a member of our Board since 2022. Since April 2021, he has served as Senior Vice President and Chief Financial Officer of Unity Software Inc., a real-time 3D (RT3D) software platform company. Prior to joining Unity, Mr. Visoso served as Executive Vice President, Chief Financial Officer of Palo Alto Networks, Inc., a cybersecurity company, from 2020 to 2021. Prior to joining Palo Alto Networks, he served in various roles at Amazon.com, Inc., an e-commerce and cloud-computing company, from 2018 to 2020, including as Chief Financial Officer of Amazon Web Services, Inc. in 2020, and Chief Financial Officer of Amazon's Worldwide Consumer organization, from 2018 to 2020. From 2016 to 2018, he served as Senior Vice President, Business, Technology and Operations Finance at Cisco Systems, Inc., a networking technology company. Prior to joining Cisco, Mr. Visoso held various roles at The Procter & Gamble Company, a consumer products company, from 1993 to 2016, including most recently as Vice President, F&A Global Business Units. Mr. Visoso previously served as a member of the board of directors of Unity from 2020 to 2021. He holds a bachelor's degree from Tecnológico de Monterrey.

Mr. Visoso brings the following primary experiences, qualifications and skills to the Board:



Technology and security infrastructure



Scaling a SaaS business



Investment



Cloud transformation



Key customer segment insight



Finance



People and compensation



Governance, risk and compliance

PROXY

Continuing Directors

Mark Carges



Independent

Former CTO of eBay

Age **61**

Director **Since 2014**

Splunk Committee(s):
Cybersecurity & Data Responsibility Committee

Mr. Carges' prior experience serving as a Chief Technology Officer and in senior leadership positions at technology companies brings to the Board broad experience in scaling technology businesses, including managing growth and maturing a company's infrastructure, systems and processes. He also has an in-depth understanding of business model transformation of cloud-based platforms. Mr. Carges' service on other public company boards has also enabled him to bring a broad range of experience in governance and risk matters.

Mark Carges has served as a member of our Board since 2014. Mr. Carges previously served as the Chief Technology Officer of eBay Inc., an e-commerce company, from September 2009 to September 2014. From September 2009 to November 2013, he also served as eBay's Senior Vice President, Global Products, Marketplaces. From September 2008 to September 2009, he served as eBay's Senior Vice President, Technology. From November 2005 to May 2008, Mr. Carges served as Executive Vice President, Products and General Manager of the Business Interaction Division of BEA Systems, Inc., a software company (acquired by Oracle Corporation). Mr. Carges has served as a member of the board of directors of Veeva Systems Inc., a provider of industry cloud solutions for the global life sciences industry, since 2017. Mr. Carges holds a B.A. from the University of California, Berkeley and an M.S. from New York University.

Mr. Carges brings the following primary experiences, qualifications and skills to the Board:

 Technology and security infrastructure
 Scaling a SaaS business
 Cloud transformation
 Key customer segment insight
 People and compensation
 Governance, risk and compliance

Kenneth Hao



Independent

Chairman and Managing Partner of Silver Lake

Age **54**

Director **Since 2021**

Splunk Committee(s):
Talent & Compensation Committee

Mr. Hao has more than 30 years of experience investing in technology companies. He brings senior leadership experience in global capital markets, including asset allocation and transactional matters and a deep understanding of strategic growth strategies and the opportunities and challenges faced by transforming software companies. Mr. Hao also provides perspective on the market as well as governance, risk and management expertise.

Ken Hao has served as a member of our Board since 2021. Since December 2019, Mr. Hao has served as Chairman and Managing Partner of Silver Lake, a global technology investment firm. Prior to this role, Mr. Hao served in various roles at Silver Lake, which he joined in 2000, including Managing Partner and Managing Director from 2012 to 2019. Prior to joining Silver Lake, Mr. Hao served as Managing Director at Hambrecht & Quist (now part of J.P. Morgan), from 1990 to 1999. Mr. Hao has served as a member of the board of directors of SolarWinds Corporation, an IT infrastructure management software company, since 2016. Mr. Hao previously served on the board of directors of Broadcom Inc., a global technology leader in semiconductor and infrastructure software solutions, from 2016 to 2018, SMART Global Holdings, Inc., a provider of specialty memory, storage and hybrid solutions, from 2011 to 2021, and NortonLifeLock Inc., a global leader in consumer cyber safety, from 2016 to 2022. Mr. Hao holds an A.B. from Harvard College.

Mr. Hao brings the following primary experiences, qualifications and skills to the Board:

 Technology and security infrastructure
 Scaling a SaaS business
 Investment
 CEO experience
 Cloud transformation
 Sales
 Marketing
 Key customer segment insight
 Finance
 People and compensation

 Governance, risk and compliance

Yamini Rangan



Independent

President and CEO of HubSpot, Inc.

Age **49**

Director **Since 2023**

Splunk Committee(s):
Governance & Sustainability Committee

Ms. Rangan serves as President, Chief Executive Officer and director at a software company with extensive experience scaling high-growth companies in the technology industry. She brings more than 25 years of experience in product marketing, sales and strategy, including customer-facing roles at technology companies. In addition, Ms. Rangan brings valuable insights into evolving company culture to scale and has experience as a member of the board of directors of a public company.

Yamini Rangan has served as a member of our Board since 2023. Ms. Rangan has served as President, CEO and Director of HubSpot, Inc., a customer relationship management software company, since 2021 and previously served as Chief Customer Officer, from January 2020 to September 2021. Prior to joining HubSpot, she served as Chief Customer Officer of Dropbox, Inc., a cloud-based storage and collaboration company, from August 2018 to January 2020, and as Vice President, Business Strategy and Operations, from 2016 to 2018. Prior to joining Dropbox, Ms. Rangan served in various senior leadership roles at Workday, Inc., a provider of enterprise cloud applications for finance and human resources, from 2011 to 2015, Appirio, Inc., an information technology consulting company (acquired by Wipro Limited in 2016), from 2009 to 2011 and SAP SE, a multinational software company, from 2004 to 2008. Ms. Rangan holds a B.S. from Bharathiar University, an M.S. from Clemson University and an M.B.A. from the University of California, Berkeley.

Ms. Rangan brings the following primary experiences, qualifications and skills to the Board:



Technology and security infrastructure



Scaling a SaaS business



Investment



CEO experience



Cloud transformation



Sales



Marketing



Key customer segment insight



Finance



People and compensation



Governance, risk and compliance

PROXY

Elisa Steele



Independent

Independent Board Member

Age **56**

Director **Since 2017**

Splunk Committee(s):
Governance & Sustainability Committee

Ms. Steele has more than 30 years of experience leading and transforming technology companies, including through service as a Chief Executive Officer and Chief Marketing Officer. She provides marketing expertise, broad experience in identifying growth opportunities, and a deep understanding of how to grow and scale technology companies. In addition, her experience with developing sales strategies and brand-building brings important perspective to the Board.

Elisa Steele has served as a member of our Board since 2017. Ms. Steele previously served as Chief Executive Officer of Namely, Inc., a financial and human capital management software company, from 2018 to 2019. Prior to joining Namely, Ms. Steele served as Chief Executive Officer and President of Jive Software, Inc., a collaboration software company (acquired by Aurea Software, Inc.), from 2015 to 2017, and was a member of the executive leadership team since 2014. Prior to joining Jive Software, Ms. Steele served as Chief Marketing Officer and Corporate Vice President, Consumer Apps & Services at Microsoft Corporation, a worldwide provider of software, services and solutions, and Chief Marketing Officer of Skype, an Internet communications company, from 2012 to 2014. Ms. Steele also has held executive leadership positions at Yahoo! Inc. and NetApp, Inc. Ms. Steele has served as a member of the board of directors of JFrog Ltd., an enterprise software company, since 2020, Bumble Inc., an online dating and social networking platform, since 2020, Procore Technologies, Inc., a provider of cloud-based construction management software, since 2020, and Amplitude, a product analytics software provider, since 2021. Ms. Steele previously served on the board of directors of Cornerstone OnDemand, Inc., a learning and human capital management software company, from 2018 to 2021. Ms. Steele holds a B.S. from the University of New Hampshire and an M.B.A. from San Francisco State University.

Ms. Steele brings the following primary experiences, qualifications and skills to the Board:


Scaling a SaaS business


CEO experience


Cloud transformation


Sales


Marketing


Key customer segment insight


People and compensation


Governance, risk and compliance

Graham Smith



Independent

Chair of Splunk

Age **63**

Director **Since 2011**

Splunk Committee(s):
Governance & Sustainability Committee; Talent & Compensation Committee

Mr. Smith possesses significant executive leadership experience, financial expertise and background in scaling cloud businesses from his past employment as a Chief Financial Officer and Chief Executive Officer at high-growth technology companies. He has a deep understanding of growth strategies and the complex financial issues facing scaling companies and possesses valuable investment acumen. Mr. Smith also brings significant board leadership and governance experience developed at a range of companies, including in board leadership roles.

Graham Smith has served as a member of our Board since 2011 and Chair since 2019. From November 2021 to April 2022, Mr. Smith served as our interim CEO. Mr. Smith served in various leadership positions at salesforce.com, inc., a provider of enterprise cloud computing software, from 2007 to 2015, including as Chief Financial Officer and most recently as Executive Vice President. Prior to joining Salesforce, Mr. Smith served as Chief Financial Officer at Advent Software Inc., a portfolio accounting software company, from 2003 to 2007. Mr. Smith has served as a member of the board of directors of Procore Technologies, Inc., a provider of cloud-based construction management software, since 2020 and Axon Enterprise, Inc., a provider of public safety security devices and solutions, since 2023. Mr. Smith previously served on the board of directors of Citrix Systems, Inc., an enterprise software company, from 2015 to 2018, MINDBODY, Inc., a cloud-based wellness services marketplace (acquired by Vista Equity Partners), from 2015 to 2019, Xero Limited, an online accounting software company, from 2015 to 2020, Slack Technologies, Inc., a provider of cloud-based professional collaboration tools, from 2018 to 2021, Elliott Opportunity II Corp., a special purchase acquisition company, from June to December 2021 and BlackLine, Inc., a provider of cloud-based solutions for finance and accounting, from 2015 to 2022. Mr. Smith holds a B.Sc. from Bristol University in England and qualified as a chartered accountant in England and Wales.

Mr. Smith brings the following primary experiences, qualifications and skills to the Board:



Scaling a SaaS business



Investment



CEO experience



Cloud transformation



Key customer segment insight



Finance



People and compensation



Governance, risk and compliance

PROXY

Gary Steele



President and CEO of Splunk

Age **60**

Director **Since 2022**

Splunk Committee(s): **None**

Mr. Steele serves as our Chief Executive Officer and has in-depth knowledge of our strategies, operations and culture. In addition, he has extensive prior operational, strategic, organizational and commercial leadership experience as a Chief Executive Officer and in various leadership roles within the software industry. He brings over three decades of experience in scaling software businesses and leverages his cybersecurity expertise, deep understanding of sales strategies and commitment to driving innovation and customer success on a global scale. Mr. Steele also provides valuable perspective as a result of his service on other public company boards.

Gary Steele has served as our President, CEO and as a member of our Board since 2022. Prior to joining Splunk, he served as CEO and a director of Proofpoint, Inc., a provider of security-as-a-service solutions, from 2002 to 2022, and served as the Chair of the board of Proofpoint from 2018 to 2021. From 1997 to 2002, Mr. Steele served as Chief Executive Officer of Portera Systems Inc., a software company. Before Portera, Mr. Steele served as the vice president and general manager of the Middleware and Data Warehousing Product Group at Sybase, Inc., an enterprise and mobile software company. Mr. Steele also served in business development, marketing, and engineering roles at Sun Microsystems, Inc. and Hewlett-Packard Company, computer, computer software and information technology companies. Mr. Steele has served as a member of the board of directors of Upwork Inc., a talent freelancing platform, since 2018. Mr. Steele previously served as a member of the board of directors of Vonage Holdings Corp., a cloud communications provider, from 2016 to 2021. Mr. Steele holds a B.S. from Washington State University.

Mr. Steele brings the following primary experiences, qualifications and skills to the Board:


Technology and security infrastructure


Scaling a SaaS business


Investment


CEO experience


Cloud transformation


Sales


Marketing


Key customer segment insight


Finance


People and compensation


Governance, risk and compliance

Rick Wallace



Independent

President and CEO of KLA Corporation

Age **63**

Director **Since 2022**

Splunk Committee(s):
Talent & Compensation Committee

Mr. Wallace currently serves as Chief Executive Officer and director at a company in a software-adjacent sector and brings significant organizational and operational leadership skills, as well as a deep understanding of business operations, strategic planning and scaling enterprises. Mr. Wallace provides valuable insights into identifying growth priorities, evolving company culture to scale and the current market and risk environment for technology companies.

Rick Wallace has served as a member of our Board since 2022. Since 2006, Mr. Wallace has served as President, CEO and a director of KLA Corporation, a supplier of industry-leading equipment and services that enable innovation throughout the electronics industry. Prior to this role, Mr. Wallace served in various leadership roles at KLA, including as Chief Operations Officer from July 2005 to December 2005, Executive Vice President of the Customer Group from May 2004 to July 2005, and Executive Vice President of the Wafer Inspection Group from July 2000 to May 2004. Prior to joining KLA, he served in engineering roles at Ultratech Stepper, Inc., a supplier of equipment to global semiconductor fabrication plants, Cypress Semiconductor Corporation, a semiconductor design and manufacturing company, and Procter & Gamble, a consumer goods company. Mr. Wallace previously served as a member of the board of directors of Proofpoint, Inc., a provider of security-as-a-service solutions, from 2017 to 2021, and NetApp, Inc., a storage and data management company, from 2011 to 2019. Mr. Wallace holds a B.S. from the University of Michigan and an M.S. from Santa Clara University.

Mr. Wallace brings the following primary experiences, qualifications and skills to the Board:



Technology and security infrastructure



Scaling a SaaS business



Investment



CEO experience



Cloud transformation



Sales



Marketing



Key customer segment insight



Finance



People and compensation



Governance, risk and compliance

Director Independence

Our common stock is listed on The Nasdaq Global Select Market. Under the rules of The Nasdaq Stock Market, independent directors must comprise a majority of a listed company's board of directors, and subject to specified limited exceptions, all members of its audit, compensation, and nominating and corporate governance committees must be independent. Under those rules, a director is independent only if a company's board of directors makes an affirmative determination that the director has no material relationship with the company that would impair his or her independence.

Our Board has undertaken a review of the independence of each director. In making this determination, our Board considered the relationships that each non-employee director has with us and all other facts and circumstances that our Board deemed relevant in determining their independence, including the beneficial ownership of our capital stock of each non-employee director, as well as relationships that our directors may have with our customers and vendors. Based on this review, our Board has determined that Messrs. Carges, Hao, Smith, Tunnell, Visoso and Wallace, Mses. Morrison, Rangan and Steele and General Via (ret) are "independent directors" as that term is defined under the rules of The Nasdaq Stock Market for purposes of serving on our Board and committees of our Board.

Stockholder Recommendations

The Governance & Sustainability Committee will consider candidates for director recommended by stockholders holding at least one percent of our fully diluted capitalization continuously for at least 12 months. The Governance & Sustainability Committee will evaluate such recommendations in accordance with its charter, our Bylaws, our policies and procedures for director candidates, as well as the nominee criteria described above. This process is designed to ensure that the Board includes members with diverse backgrounds, skills and experience, including appropriate financial and other expertise relevant to our business. Stockholders meeting the applicable requirements who wish to recommend a candidate for nomination should contact our Corporate Secretary in writing. Such recommendations must include the candidate's name, home and business contact information, detailed biographical data, relevant qualifications, a statement of support by the recommending stockholder, evidence of the recommending stockholder's ownership of our stock and a signed letter from the candidate confirming willingness to serve on our Board. The Governance & Sustainability Committee has discretion to decide which individuals to recommend for nomination as directors. We did not receive any stockholder recommendations in fiscal 2023.

Stockholder Nominations

Our Bylaws permit stockholders to nominate director candidates through proxy access for inclusion in our proxy statement.

PROXY ACCESS PROCESS

1	2	3
a single stockholder, or group of up to 20 stockholders (or 25 stockholders, if our annual revenues are greater than $4 billion for the most recently completed fiscal year) owning **3%** outstanding stock for at least **3 years** consecutively	the individual or group may submit **up to 20%** (if there are 10 or more directors in office) or **up to 25%** (if there are nine or fewer directors in office) of the directors then in office, but in no case less than **one nominee**	stockholders and nominees who satisfy the requirements specified by our Bylaws are included in the proxy statement

To be timely for our 2024 annual meeting of stockholders, our Corporate Secretary must receive a stockholder's notice of a proxy access nomination at our principal executive offices:

- not earlier than December 10, 2023; and
- not later than the close of business on January 9, 2024.

Advance Notice Procedures

Our Bylaws also permit stockholders to nominate directors for election at an annual meeting of stockholders. To nominate a director, the stockholder must provide the information required by our Bylaws. In addition, the stockholder must give timely notice to our Corporate Secretary in accordance with our Bylaws, which, in general, require that the notice be received by our Corporate Secretary within the time period described under "Other Matters—Stockholder Proposals" for stockholder proposals that are not intended to be included in our proxy statement.

Board's Role and Responsibilities

Stockholders elect the Board to oversee our management team and to serve stockholders' long-term interests. In exercising their fiduciary duties, the Board represents and acts in the interests of our stockholders and is committed to strong corporate governance. The Board is deeply involved in the Company's strategic planning process, risk oversight, human capital management, succession planning and selecting and evaluating the performance of our CEO.

Long-Term Strategic Planning

Our Board recognizes the importance of assuring that our overall business strategy is designed to create long-term, sustainable value for our stockholders. As a result, our Board maintains an active oversight role in helping our management team formulate, plan and implement the Company's strategy. The Board and our management team routinely discuss the execution of our long-term strategic plans, the status of key initiatives and the key opportunities and risks facing the Company. At least annually, the Board participates in an in-depth review of the Company's overall strategy with our management team. The Board and our management team discuss our industry and the competitive landscape, and the Company's short- and long-term plans and priorities. In addition to our business strategy, the Board reviews the Company's financial plan for the upcoming year, which is aligned to the Company's long-term strategic plans and priorities.

Risk Oversight

Our Board recognizes the importance of effective risk oversight in running a successful business and in fulfilling its fiduciary responsibilities to the Company and our stockholders. Our Board is responsible for assuring that an appropriate culture of risk management exists within the Company and for setting the right "tone at the top," overseeing our risk management programs and practices. This oversight responsibility includes areas such as strategic risks (including risks related to product, go-to-market and sales strategies), competitive risks, financial and macroeconomic risks, brand and reputation risks, legal, compliance and governance risks, geo-political risks, operational risks, ESG risks and cybersecurity and technology risks.

Our Board exercises its risk oversight responsibility both directly and through its four standing committees, each of which is delegated specific risks and keeps our Board informed of its oversight responsibilities through regular reports by the committee chairs. Our management team is responsible for the day-to-day management of risks we face, and members of our management team engage with the Board and its four standing committees regularly regarding such risks. Throughout the year, our Board and each committee spend a portion of their time reviewing and discussing specific risk topics.

The following are the key oversight responsibilities of our Board and its committees:

BOARD OF DIRECTORS

Oversees Major Risks

- Strategic and competitive
- Operational
- ESG

- Financial and macroeconomic
- Data protection and cybersecurity

- Brand and reputational
- Succession planning
- Geo-political

- Legal and compliance
- Culture

AUDIT COMMITTEE	TALENT & COMPENSATION COMMITTEE	GOVERNANCE & SUSTAINABILITY COMMITTEE	CYBERSECURITY & DATA RESPONSIBILITY COMMITTEE
Primary Risk Oversight • Risk management framework • Financial statements, financial reporting and internal controls • Legal and compliance • Financial and investment	Primary Risk Oversight • Employee compensation policies and practices • Non-executive director compensation policies and practices • Human capital management • CEO and management succession planning	Primary Risk Oversight • Governance framework • Board evaluation and effectiveness • Board succession planning • Conflicts of interest and compliance • ESG activities, programs and public disclosure	Primary Risk Oversight • Data privacy • Cybersecurity • Data protection • Breach incident response and management • Business continuity and disaster recovery for cyber events

MANAGEMENT

The primary responsibility for the identification, assessment and management of the various risks that the Company faces resides with our management team. The Company has established a formal risk assessment framework through its enterprise risk management ("ERM") program to facilitate risk assessment across the enterprise. The ERM program monitors the state of risks and changes to the Company's internal and external business environment and risk profile, and reports on key enterprise risks and risk management activities to the Board and Audit Committee on a periodic basis.

Core Business Functions Oversight

As part of our program to keep the Board informed in a timely and relevant manner, those employees representing certain core business functions also regularly engage with the Board and its committees. For example:

- Our Chief Information Security Officer ("CISO") provides regular reports to the Cybersecurity & Data Responsibility Committee on cybersecurity risks. The Audit Committee receives periodic updates about maturity and readiness assessments performed internally and reviewed by our CISO.

- Our Chief People Officer periodically reviews and discusses with the Talent & Compensation Committee the Company's human capital management activities including, among other things, matters related to talent management and development, talent acquisition, employee engagement and diversity, equity, inclusion and belonging. Information about our general approach to human capital management is available in the "Human Capital" section of our Annual Report on Form 10-K for the fiscal year ended January 31, 2023. Our human capital management disclosures in our Annual Report on Form 10-K for the fiscal year ended January 31, 2023 are referenced for general information only and are not incorporated by reference in this proxy statement.

- Reporting to the Audit Committee, our internal audit function provides objective audit, investigative, and advisory services aimed at providing assurance to our management team and the Board that the Company is anticipating, identifying, assessing and appropriately prioritizing and mitigating risks.

- Representatives from our Legal & Global Affairs team update our Board regularly on material legal, ethics, compliance, governance and geo-political matters. Our Chief Ethics and Compliance Officer, who reports to the Chief Legal Officer, oversees risks related to ethics and compliance, labor and employment and disputes and litigation, and provides regular reports to the Audit Committee regarding these areas.

- Our Strategy and Corporate Development team, along with others, assists the Board in its governance of strategic acquisitions and investments and assessments of the competitive landscape.

Our Board believes that its current leadership structure, described in detail under "Board Effectiveness" on page 23, supports the risk oversight function of our Board by providing for open communication between our management team and our Board. In addition, independent directors chair the various committees involved in assisting with risk oversight, and all directors are involved in the risk oversight function.

Leadership Development and Management Succession Planning

The Board and management team recognize the importance of continuously developing our executive talent. The Talent & Compensation Committee periodically reviews the performance of, and succession planning for, our management team, and reports its findings and recommendations to the Board, works with the Board in evaluating potential successors to management positions and confers with the CEO to encourage our management team's employee development programs. The Talent & Compensation Committee also periodically reviews a succession plan for the CEO position, using formal criteria to evaluate potential successors, and reporting such information to the Board. In conducting its evaluation, the Talent & Compensation Committee considers current and future organizational needs, competitive challenges, leadership/management potential and development and emergency situations.

The Governance & Sustainability Committee regularly oversees and plans for director succession and refreshment of the Board to ensure a mix of skills, experience, tenure and diversity, as described under "Board Composition—Board Refreshment and Succession Planning" beginning on page 10.

CEO Evaluation Process

Our Board conducts an annual CEO evaluation process, consisting of both a performance review and, with the Talent & Compensation Committee, a compensation analysis. The performance evaluation component is led by our Chair, who is also the chair of the Talent & Compensation Committee, and includes an assessment of the CEO's performance in light of set objectives and a detailed CEO self-assessment. Separately, the Talent & Compensation Committee's independent compensation consultant conducts a market analysis to assess alignment of CEO compensation with competitive market practices and provides its findings to the Talent & Compensation Committee. Once the relevant performance data has been collected, our Chair meets with the CEO to discuss his performance and then prepares and presents his evaluation on CEO performance to the Board. The Talent & Compensation Committee then meets in executive session to discuss the CEO performance evaluation results and CEO compensation. After reviewing the collected data regarding performance, the Talent & Compensation Committee makes its decision regarding CEO compensation for the fiscal year. Our CEO abstains from participating in all discussions of the Talent & Compensation Committee and Board related to the final determination of his compensation.

Board Effectiveness

Leadership Structure

Mr. Smith, one of the Company's independent directors, currently serves as Chair. The Chair presides over meetings of the Board, presides over meetings of stockholders, works with our management team to prepare agendas for meetings of the Board, serves as a liaison between our management team and the directors, and performs additional duties as the Board determines. Our Board believes that its leadership structure appropriately and effectively allocates authority, responsibility and oversight between our management team and the members of our Board. It gives primary responsibility for the operational leadership and strategic direction of the Company to our CEO, while the Chair facilitates our Board's independent oversight of our management team, promotes communication between our management team and our Board, engages with stockholders, when appropriate, and leads our Board's consideration of key governance matters. Mr. Smith is an experienced director who has served on our Board for a number of years and served as interim CEO, which gives him an in-depth understanding of our strategy, operations, and risks. He brings significant leadership and knowledge of the Company to the role of Chair and is a liaison between our management team and the Board, enabling more effective agenda setting and risk management.

Our Corporate Governance Guidelines require an independent director to serve as Lead Independent Director if the Chair is not an independent director.

The Governance & Sustainability Committee periodically reviews the Board's leadership structure and when appropriate, recommends changes to the Board's leadership structure, taking into consideration the needs of the Board and the Company at such time.

Executive Sessions

The independent members of our Board and all committees of the Board generally meet in executive session without our management team present during their regularly scheduled board and committee meetings. For as long as we have independent Board and committee chairs, the chairs will preside over these meetings.

Board Evaluations

Each year, the Governance & Sustainability Committee reviews the format and framework of the Board and committee evaluation process and oversees the process itself.

The evaluation process has historically taken one of two forms: an internal assessment led by the independent Chair or Lead Independent Director (when we do not have an independent Chair) or an assessment using the services of an independent consultant. In either instance, the purpose of the evaluation is to focus on areas in which the Board or the committees believe contributions can be made going forward to increase the effectiveness of the Board or the committees. While this formal evaluation is conducted on an annual basis, directors share perspectives, feedback and suggestions year-round.

For fiscal 2023, as in the last several years, the Governance & Sustainability Committee used an independent consultant, experienced in corporate governance matters, to assist with the Board and committee evaluation process. Using a combination of online surveys and interviews by the consultant, directors provided feedback on individual directors, committees and the Board in general. The topics covered included, among other things, Board and committee processes, Board composition and expertise, Board refreshment and succession planning processes, and other matters designed to elicit information to be used in improving Board and committee operation, performance and capability. In addition, certain members of our management team completed an online survey regarding Board performance, were interviewed by the consultant and gave specific feedback on Board engagement with our management team.

The consultant synthesized the results and comments received during the interviews and presented its findings to the Board, which then reviewed and discussed further.

Over the past few years, the evaluation process has led to a broader scope of topics covered in Board meetings as well as improvements in Board process. Results of the process, including review of contributions and performance of each director, are used by the Governance & Sustainability Committee when considering whether to nominate the director for re-election to the Board.

IMPROVEMENTS

- These improvements include changes relating to the preparation and distribution of Board materials, adjustments to the timing and location of Board and committee meetings, refining virtual Board and committee meeting formats, a directors' education day, an annual in-depth review of the Company's overall strategy with our management team and a more fluid discussion of anticipated future director skills.
- The Board and management team also developed a shared understanding on Board dynamics and progress made and agreed on areas of focus for improved performance.
- The process has also informed Board and committee composition and leadership roles, including evolution of our director skills and experience qualifications criteria to meet the current and anticipated needs of the business and improved structure and transparency around Board refreshment and succession planning.

Director Onboarding and Continuing Education

As part of our onboarding process, all new directors participate in an orientation program which familiarizes them with the Company's business, operations, strategies and corporate governance practices, and assists them in developing Company and industry knowledge to optimize their service on the Board. Our onboarding process also includes meetings with members of our management team to accelerate their ability to engage fully and effectively in deliberations of our Board.

The Company encourages directors to participate in continuing education programs focused on the Company's business and industry, committee roles and responsibilities and legal and ethical responsibilities of directors. The Company reimburses directors for their expenses associated with continuing education. We provide membership in the National Association of Corporate Directors to all Board members. We also encourage our directors to attend Splunk events such as our annual users' conference and take virtual Splunk education classes. Continuing director education is also provided during Board meetings and other Board discussions as part of the formal meetings and may include internally developed materials and presentations as well as programs presented by third parties.

Board Meetings and Committees

During our fiscal year ended January 31, 2023, the Board held 10 meetings, and all directors attended at least 75% of the total number of meetings of the Board during the period for which he or she has been a director and the committees of which such director was a member during the periods that he or she served.

Although we do not have a formal policy regarding attendance by members of our Board at annual meetings of stockholders, we encourage directors to attend. Ten of our then-serving directors attended our 2022 annual meeting of stockholders. Our Board has an Audit Committee, a Talent & Compensation Committee, a Governance & Sustainability Committee and a Cybersecurity & Data Responsibility Committee, each of which has the composition and responsibilities described below. Members serve on these committees until their resignation or until otherwise determined by our Board.



Luis Visoso
Chair

Our Audit Committee operates under a written charter that was adopted by our Board and satisfies the applicable standards of the SEC and The Nasdaq Stock Market. A copy of the Audit Committee Charter is available on our investor website at http://investors.splunk.com/corporate-governance.

Number of Meetings: 9

AUDIT COMMITTEE

The current members of our Audit Committee are Ms. Morrison and Messrs. Tunnell and Visoso. Our Board has determined that each of the members of our Audit Committee satisfies the requirements for independence and financial literacy under the rules and regulations of The Nasdaq Stock Market and the SEC applicable to Audit Committee members. Mr. Boyle, who served on the Audit Committee until March 2023, was independent during his service and an audit committee financial expert as contemplated by the rules of the SEC. Our Board also determined that Messrs. Tunnell and Visoso are audit committee financial experts as contemplated by the rules of the SEC.

Our Audit Committee oversees our accounting and financial reporting processes and the audit of our financial statements and assists our Board in monitoring our financial systems and our legal and regulatory compliance. Our Audit Committee is responsible for, among other things:

- appointing, compensating and overseeing the work of our independent auditors, including resolving disagreements between our management team and the independent registered public accounting firm regarding financial reporting and any other required communications described in applicable accounting standards, including critical audit matters;
- approving engagements of the independent registered public accounting firm to render any audit or permissible non-audit services;
- reviewing the qualifications and independence of the independent registered public accounting firm;
- reviewing our financial statements and related disclosures and reviewing our critical accounting policies and practices;
- reviewing the adequacy and effectiveness of our internal control over financial reporting;
- establishing procedures for the receipt, retention and treatment of complaints regarding accounting, internal accounting controls or auditing matters, the prompt internal reporting of violations of the Code of Business Conduct and Ethics (the "Code of Conduct") that could have a significant impact on our financial statements, and procedures for the confidential, anonymous submission by employees of concerns regarding questionable accounting or auditing matters;
- preparing the audit committee report required by SEC rules to be included in our annual proxy statement;
- reviewing and discussing with our management team and the independent registered public accounting firm the results of our annual audit, our quarterly financial statements and our publicly filed reports;
- reviewing and maintaining the related person transaction policy to ensure compliance with applicable law and that any proposed related person transactions are disclosed as required;
- overseeing the implementation and performance of the internal audit function;
- overseeing compliance with the Code of Conduct and reviewing, in conjunction with counsel, any legal matters that could have a significant impact on our financial statements;
- overseeing the adequacy and effectiveness of our enterprise risk management framework;
- overseeing disclosure of ESG metrics and key performance indicators, as well as the development and implementation of disclosure controls and procedures with regard to reporting such metrics and indicators; and
- reviewing our information technology risks, controls and procedures.



Graham V. Smith
Chair

Our Talent & Compensation Committee operates under a written charter that was adopted by our Board and satisfies the applicable standards of the SEC and The Nasdaq Stock Market. A copy of the Talent & Compensation Committee Charter is available on our investor website at http:// investors.splunk.com/ corporate-governance.

Number of Meetings: 10

TALENT & COMPENSATION COMMITTEE

The current members of our Talent & Compensation Committee are Messrs. Hao, Smith and Wallace. Our Board has determined that each of the members of our Talent & Compensation Committee is independent within the meaning of the applicable independence requirements of The Nasdaq Stock Market. Mr. Newberry and Ms. Steele, who served on the Talent & Compensation Committee until October 2022, were independent during their service. Our Board has also determined that the charter and responsibilities of our Talent & Compensation Committee comply with any applicable requirements of The Nasdaq Stock Market and SEC rules and regulations.

Our Talent & Compensation Committee oversees our compensation policies, plans and programs. Our Talent & Compensation Committee is responsible for, among other things:

- reviewing our policies, strategies and progress related to human capital management activities, including the disclosure of such activities in public filings and reports;
- reviewing periodically the succession planning for our CEO and other executive officers;
- annually reviewing and approving the primary components of compensation for our CEO and other executive officers;
- reviewing and approving compensation and corporate goals and objectives relevant to the compensation for our CEO and other executive officers;
- evaluating the performance of our CEO and other executive officers in light of established goals and objectives;
- periodically evaluating the competitiveness of the compensation of our CEO and other executive officers and our overall compensation plans;
- providing oversight of our overall compensation plans and of our 401(k) plan;
- reviewing and discussing with our management team the risks arising from our compensation policies and practices for all employees to determine if there is a reasonable likelihood of a material adverse effect on us;
- evaluating and making recommendations regarding director compensation;
- adopting, amending and administering any clawback policies; and
- administering our equity compensation plans.

Our Talent & Compensation Committee has delegated certain day-to-day administrative and ministerial functions to our officers under our equity compensation plans and our 401(k) plan.

Compensation Committee Interlocks and Insider Participation. None of Messrs. Carges, Hao, Newberry, Smith, Wallace and Ms. Steele, who serve or have served during the past fiscal year as members of our Talent & Compensation Committee, are an officer or employee of our Company. None of our executive officers currently serves, or in the past fiscal year has served, as a member of the board of directors or compensation committee of any entity that has one or more executive officers serving on our Board or Talent & Compensation Committee.



Elisa Steele
Chair

Our Governance & Sustainability Committee operates under a written charter that was adopted by our Board and satisfies the applicable standards of the SEC and The Nasdaq Stock Market. A copy of the Governance & Sustainability Committee Charter is available on our investor website at http://investors.splunk.com/corporate-governance.

Number of Meetings: 6

GOVERNANCE & SUSTAINABILITY COMMITTEE

The current members of our Governance & Sustainability Committee are Mr. Smith and Mses. Rangan and Steele. Our Board has determined that each of the members of our Governance & Sustainability Committee is independent within applicable rules of The Nasdaq Stock Market. Ms. Baack and Mr. Visoso, who served on the Governance & Sustainability until December 2022 and April 2023, respectively, were independent during their service.

Our Governance & Sustainability Committee oversees and assists our Board in reviewing and recommending corporate governance policies and nominees for election to our Board and its committees. Our Governance & Sustainability Committee is responsible for, among other things:

- recommending desired qualifications for Board and committee membership and identifying, considering and recommending potential members of our Board;
- evaluating and making recommendations regarding the composition and leadership structure of our Board and determining relevant criteria for Board membership;
- reviewing and approving, the Code of Conduct and the Company's insider trading policy;
- assessing the performance of board members and making recommendations regarding committee and chair assignments and composition and the size of our Board and its committees;
- evaluating and making recommendations regarding the creation of additional committees or dissolution of committees;
- reviewing and making recommendations with regard to our Corporate Governance Guidelines and overseeing compliance with laws and regulations applicable to the subject matter of the committee;
- reviewing and approving conflicts of interest of our directors and corporate officers, other than related person transactions reviewed by the Audit Committee;
- providing oversight of our stockholder engagement program; and
- overseeing and reviewing our ESG activities, programs and public disclosure, including in light of any stockholder feedback.



General Dennis Via (ret) Chair

Our Cybersecurity & Data Responsibility Committee operates under a written charter that was adopted by our Board. A copy of the Cybersecurity & Data Responsibility Committee Charter is available on our investor website at http://investors.splunk.com/corporate-governance.

Number of Meetings: 3

CYBERSECURITY & DATA RESPONSIBILITY COMMITTEE

The current members of our Cybersecurity & Data Responsibility Committee, formed in March 2022, are Mr. Carges, General Via (ret) and Ms. Morrison.

Our Cybersecurity & Data Responsibility Committee oversees and makes recommendations to our Board, as necessary, on matters concerning our cybersecurity and data protection objectives, strategies, capabilities, initiatives, and risk assessment and mitigation protocols. Our Cybersecurity & Data Responsibility Committee is responsible for, among other things:

- overseeing, and reviewing with our management team, the overall assessment of our cybersecurity threats, risks, and control programs;
- overseeing, and reviewing with our management team, our data protection programs;
- reviewing our programs to help prevent, detect, and respond to cyber attacks, data breaches, and unplanned outages, and any related material incidents;
- reviewing our business continuity planning and disaster recovery protocols for cyber events;
- periodically reviewing or discussing with our management team the adequacy and effectiveness of our processes and controls for making required or voluntary disclosures, in each case relating to cybersecurity and data protection matters; and
- annually reviewing the appropriateness and adequacy of our cybersecurity insurance coverage.

Non-Employee Director Compensation

Our non-employee director compensation program is designed to attract, retain and reward qualified non-employee directors and align the financial interests of non-employee directors with those of our stockholders. Pursuant to this program, each member of our Board who is not our employee received the cash and equity compensation for fiscal 2023 Board service described below. We also reimburse our non-employee directors for expenses incurred in connection with attending Board and committee meetings, assisting with other Company business, such as meeting with potential officer and director candidates, as well as continuing director education.

Our Talent & Compensation Committee has the primary responsibility for reviewing the compensation paid to our non-employee directors and making recommendations for adjustments, as appropriate, to the full Board. The Talent & Compensation Committee undertakes an annual review of the type and form of compensation paid to our non-employee directors, which includes a market assessment and analysis by its independent compensation consultant, Compensia, a national compensation consulting firm ("Compensia"). As part of its analysis, Compensia reviews non-employee director compensation trends and data from companies comprising the same compensation peer group used by the Talent & Compensation Committee in connection with its review of executive compensation. The Board believes that the fiscal 2023 compensation program for our non-employee directors attracted, retained and rewarded qualified non-employee directors, consistent with market practices and the demands placed on our Board.

In March 2022, our 2012 Equity Incentive Plan, as amended (the "2012 Plan"), expired by its terms, ten years after it was adopted by the Board and stockholders in connection with the Company's 2012 initial public offering. In connection with the expiration of the 2012 Plan, our Board suspended grants of equity compensation to new and continuing non-employee directors under our non-employee director compensation program from mid-March 2022 until mid-June 2022, when our stockholders approved our 2022 Equity Incentive Plan (the "2022 Plan"). In addition, in connection with the establishment of the Cybersecurity & Data Responsibility Committee of our Board in March 2022, and following a market assessment and analysis by Compensia, our Board approved the cash compensation noted below for the chair and the other members of that committee.

Among the Highlights of Our Program:

- Periodic market assessments and analyses by the Talent & Compensation Committee's independent compensation consultant.
- Equity makes up a meaningful portion of the non-employee directors' overall compensation mix to align interests with stockholders.
- Reasonable cash retainers for leadership roles and committee membership to recognize additional time commitment.
- Stock ownership guidelines of the lesser of five times the annual Board membership cash retainer and 4,000 shares support alignment with stockholders' interests.
- No short sales, hedging, or pledging of stock ownership positions and transactions involving derivatives of our common stock.
- No additional fees are paid for Board meeting attendance.

Fiscal 2023 Cash Compensation

In fiscal 2023, our non-employee directors were entitled to receive the following cash compensation for their services:

- $50,000 per year for service as a Board member;
- $25,000 per year for service as chair of the Audit Committee;
- $20,000 per year for service as chair of the Talent & Compensation Committee or the Cybersecurity & Data Responsibility Committee;
- $10,000 per year for service as a member of the Audit Committee, the Talent & Compensation Committee or the Cybersecurity & Data Responsibility Committee;
- $12,500 per year for service as chair of the Governance & Sustainability Committee;
- $5,000 per year for service as a member of the Governance & Sustainability Committee;
- $30,000 per year for service as Lead Independent Director; and
- $50,000 per year for service as non-executive Chair.

All cash payments to our non-employee directors are paid quarterly in arrears.

PROXY

Fiscal 2023 Equity Compensation

Initial Award. In fiscal 2023, each non-employee director who first joined our Board was granted an initial restricted stock unit, or RSU, award having an award value of $350,000, measured as of the date on which such person became a non-employee director, whether through election by our stockholders or appointment by our Board to fill a vacancy. An employee director who ceases to be an employee but remains a director will not receive this initial RSU award. An initial RSU award will vest as to one-third of the shares subject to the award on each of the first three anniversaries of the grant date, subject to continued service as a member of our Board through each such vesting date.

Annual Award. In fiscal 2023, each then-serving non-employee director was automatically granted an RSU award having an award value of $270,000 on the date of the annual meeting of stockholders. Grants of annual RSU awards will vest as to one-fourth of the shares subject to the award on the immediately following September 10, December 10, March 10 and June 10 (or our next annual meeting of stockholders if earlier), subject to continued service as a member of our Board through each such vesting date.

Discretionary Award. In fiscal 2023, if the date of a non-employee director's initial appointment to the Board occurred other than on the date of the annual meeting of stockholders at which non-employee directors are elected, or at any other time and for any other reason as the Board determines appropriate, the Board could have granted a non-employee director a discretionary supplemental award under our non-employee director compensation program. In connection with their appointment to the Board in fiscal 2023 and consistent with our past practice, Messrs. Tunnell, Visoso and Wallace each received a discretionary supplemental RSU award, intended to make them whole for an annual award, with an award value prorated based on the months of service between their initial appointment and our next annual meeting of stockholders. For Messrs. Tunnell and Wallace, who joined the Board after our 2022 Annual Meeting, these RSU awards will vest on the day prior to our 2023 Annual Meeting, subject to continued service through such date. For Mr. Visoso, who joined our board prior to our 2022 Annual Meeting, the RSU awards vested in connection with the 2022 Annual Meeting.

Change in Control. Under the terms of our 2012 Plan, if the Company experiences a change in control and our non-employee director equity awards are not assumed or substituted for, those awards will accelerate and become fully vested. If those awards are assumed or substituted for and the director's service as a director is subsequently involuntarily terminated or the director resigns at the request of the acquiring company, those awards will accelerate and become fully vested. Under the terms of our 2022 Plan, if the Company experiences a change in control, our non-employee director equity awards will accelerate and become fully vested.

Death. Under the terms of our 2012 Plan and 2022 Plan, if a non-employee director dies, 100% of such non-employee director's outstanding equity awards will immediately vest (or 50% in the event he or she has been in service with us for less than a year.)

Expiration of 2012 Plan. As noted above, in March 2022, the 2012 Plan expired by its terms, ten years after it was adopted by the Board and stockholders in connection with the Company's 2012 initial public offering. In connection with the expiration of the 2012 Plan, our Board suspended grants of equity compensation to new and continuing non-employee directors under our non-employee director compensation program from mid-March 2022 until mid-June 2022, when our stockholders approved the 2022 Plan. Mr. Visoso was appointed to our Board during this suspension and, consequently, our Board granted him an Initial Award and Discretionary Award immediately following such suspension. Under the 2022 Plan, no non-employee director may be paid, issued, or granted, in any fiscal year of the Company, equity awards (including any awards issued under the 2022 Plan) with an aggregate value (the value of which will be based on their grant date fair value determined in accordance with U.S. generally accepted accounting principles) and any other compensation (including without limitation any cash retainers or fees) that, in the aggregate, exceed $750,000, increased to $1,500,000 for such non-employee director for the fiscal year in which he or she joins our Board as a non-employee director.

Fiscal 2023 Director Compensation

The following table sets forth information regarding total compensation paid in fiscal 2023, in accordance with our non-employee director compensation program, to each person who served as a non-employee director during fiscal 2023. Mr. Steele did not receive compensation for his service as a director in fiscal 2023. Mr. Steele's compensation for his services as an employee is discussed under "Executive Compensation—Compensation Discussion and Analysis" and "Executive Compensation—Compensation Tables," below.

Director Name	Fees Earned or Paid in Cash ($)	Stock Awards ($)[1][2]	Total ($)
Sara Baack[3]	58,155	197,403	255,558
Sean Boyle[4]	75,000	197,403	272,403
Mark Carges	79,140	197,403	276,543
Kenneth Hao	50,543	197,403	247,946
Patricia Morrison	71,081	197,403	268,484
Stephen Newberry[5]	81,334	197,403	278,737
Graham Smith[6]	66,428	197,403	263,831
Elisa Steele	62,701	197,403	260,104
David Tunnell	2,853 [7]	492,664 [8]	495,517
General Dennis Via	63,511	197,403	260,914
Luis Visoso	37,065 [9]	470,129 [10]	507,194
Sri Viswanath[11]	33,549	—	33,549
Richard Wallace	3,424 [12]	492,664 [13]	496,088

[1] The amounts reported in this column reflect the aggregate grant date fair value of the RSUs granted to our non-employee directors during fiscal 2023 as computed in accordance with Financial Accounting Standards Board Accounting Standards Codification Topic 718 ("ASC Topic 718"). These amounts do not necessarily correspond to the actual value recognized by the non-employee directors. The assumptions used in the valuation of these awards are consistent with the valuation methodologies specified in the notes to our consolidated financial statements included in our Annual Report on Form 10-K for the fiscal year ended January 31, 2023.

[2] Other than Messrs. Tunnell, Viswanath and Wallace, each non-employee director was granted an annual award of 2,301 RSUs on June 29, 2022, with a grant date fair value of $197,403. Twenty-five percent of the RSUs vest on each of September 10, 2022, December 10, 2022, March 10, 2023 and June 10, 2023 (or the next annual meeting of stockholders if earlier), subject to the director's continued service through such date.

[3] Ms. Baack resigned from our Board effective December 12, 2022. Upon her resignation date, Ms. Baack entered into a consulting arrangement pursuant to which she agreed to continue to provide services to our Chief Executive Officer and other members of the Board, as requested, until June 30, 2023. In exchange, Ms. Baack will continue to vest in the remaining 1,151 shares of her June 29, 2022 RSU grant. Because the aggregate grant date fair value of these RSUs is disclosed in the Stock Awards column, it is not reflected in an All Other Compensation column.

[4] Mr. Boyle resigned from our Board effective March 16, 2023.

[5] Mr. Newberry resigned from our Board effective December 12, 2022. Upon his resignation date, Mr. Newberry entered into a consulting arrangement pursuant to which he agreed to continue to provide services to our Chief Executive Officer and other members of the Board, as requested, until June 30, 2023. In exchange, Mr. Newberry will continue to vest in the remaining 1,151 shares of his June 29, 2022 RSU grant. Because the aggregate grant date fair value of these RSUs is disclosed in the Stock Awards column, it is not reflected in an All Other Compensation column.

[6] Mr. Smith was our interim CEO effective November 13, 2021 through April 11, 2022. In connection with this role, the Company entered into an offer letter with Mr. Smith. Pursuant to the offer letter, Mr. Smith's outstanding equity awards received in connection with his service as a non-employee director continued to vest on their terms (based on his service as a member of the Board). During the term of his employment as interim CEO, Mr. Smith did not receive any other compensation for his service as a member of the Board. The cash compensation shown in this table reflects cash compensation paid to Mr. Smith in fiscal 2023 for his services as a non-employee director after serving as our interim CEO. Mr. Smith's compensation for his service as interim CEO during fiscal 2023 is discussed in the "Executive Compensation—Compensation Discussion and Analysis" section beginning on page 43, and the related compensation tables and narratives that follow such section.

[7] Mr. Tunnell was appointed to our Board effective October 11, 2022, and his cash Board fees were prorated based on the number of days he served as a director in fiscal 2023.

[8] Mr. Tunnell was granted an initial award of 4,468 RSUs on October 11, 2022, with a grant date fair value of $313,520, computed in accordance with ASC Topic 718. One-third of these RSUs will vest on each anniversary of the date of grant, subject to his continued service as a director through each such vesting date. Mr. Tunnell was granted an additional prorated supplemental discretionary annual award of 2,553 RSUs on October 11, 2022 with a grant date fair value of $179,144 computed in accordance with ASC Topic 718. The RSUs subject to this award will vest on the day prior to the Annual Meeting, subject to his continued service through such date.

[9] Mr. Visoso was appointed to our Board effective April 6, 2022, and his cash Board fees were prorated based on the number of days he served as a director in fiscal 2023.

PROXY

(10) Mr. Visoso was granted an initial award of 2,817 RSUs on June 29, 2022, with a grant date fair value of $241,670, computed in accordance with ASC Topic 718. One-third of these RSUs will vest on each anniversary of April 6, 2022, subject to his continued service as a director through each such vesting date. Mr. Visoso was granted an additional prorated supplemental discretionary annual award of 362 RSUs on June 29, 2022, with a grant date fair value of $31,056 computed in accordance with ASC Topic 718. This award was fully vested at the time of grant, since, as described above, the award was intended to make Mr. Visoso whole for an award that (i) he would have received upon his appointment to the Board and (ii) but for the suspension of equity awards under our non-employee director compensation program described above, would have vested on June 17, 2022. As noted above, Mr. Visoso was granted an annual award of 2,301 RSUs on June 29, 2022, with a grant date fair value of $197,403. Twenty-five percent of the RSUs vest on each of September 10, 2022, December 10, 2022, March 10, 2023 and June 10, 2023 (or the next annual meeting of stockholders if earlier), subject to his continued service through such date.

(11) Mr. Viswanath was not nominated for re-election at the 2022 Annual Meeting and departed from our Board effective immediately following the 2022 Annual Meeting on June 16, 2022. His Board and committee fees were prorated based on the number of days he served as a director, and he forfeited his unvested RSUs upon his departure from our Board.

(12) Mr. Wallace was appointed to our Board effective October 11, 2022, and his cash Board fees were prorated based on the number of days he served as a director in fiscal 2023.

(13) Mr. Wallace was granted an initial award of 4,468 RSUs on October 11, 2022, with a grant date fair value of $313,520, computed in accordance with ASC Topic 718. One-third of these RSUs will vest on each anniversary of the date of grant, subject to his continued service as a director through each such vesting date. Mr. Wallace was granted an additional prorated supplemental discretionary annual award of 2,553 RSUs on October 11, 2022 with a grant date fair value of $179,144 computed in accordance with ASC Topic 718. The RSUs subject to this award will vest on the day prior to the Annual Meeting, subject to his continued service through such date.

As of January 31, 2023, each individual who served as a non-employee director during fiscal 2023 held the following aggregate number of shares subject to outstanding RSUs:

Director Name	Aggregate Number of Stock Awards Outstanding as of January 31, 2023
Sara Baack	1,151
Sean Boyle	1,742
Mark Carges	1,151
Kenneth Hao	2,994
Patricia Morrison	1,151
Stephen Newberry	1,151
Graham Smith	1,151
Elisa Steele	1,151
David Tunnell	7,021
General Dennis Via	1,734
Luis Visoso	3,968
Sri Viswanath	—
Richard Wallace	7,021

Stock Ownership Guidelines

Our Board believes that our non-employee directors and executive officers should hold a meaningful financial stake in the Company in order to further align their interests with those of our stockholders. To promote this belief, our Board has adopted stock ownership guidelines requiring our non-employee directors to achieve certain stock ownership levels within five years of the later of September 13, 2018 or such non-employee director's appointment or election date, as applicable. The current stock ownership guidelines are set forth below:

- Each non-employee director must own the lesser of (i) shares of Company common stock with a value of five times the annual cash retainer for Board service and (ii) 4,000 shares. Unvested equity awards and unexercised stock options do not count toward meeting the stock ownership guidelines.

As of the end of fiscal 2023, all of our directors met, exceeded, or are on track to meet, these guidelines based on their current rate of stock accumulations in the time frames set out in the guidelines.

See "Executive Compensation—Compensation Discussion and Analysis—Other Compensation Policies and Information—Stock Ownership Guidelines" for information about the guidelines applicable to our executive officers.

Stockholder Engagement

We believe that effective corporate governance includes regular, constructive conversations with our stockholders on a broad range of governance and business topics, including business strategy and execution, Board refreshment, executive compensation practices, risk oversight, ESG, culture and human capital management. Stockholders provide valuable insights into emerging issues and feedback on our related programs. We believe that ongoing engagement builds mutual trust and understanding with our stockholders and is essential to our long-term success.

We Reached out to Institutional Stockholders Representing	We Engaged with Institutional Stockholders Representing	Independent Chair and Chief Executive Officer Participated in Calls with Institutional Stockholders Representing
62%	**33%**	**29%**
of shares outstanding	of shares outstanding	of shares outstanding

In general, our stockholders have a long-term outlook and understand that we have historically faced a talent war. The stockholder feedback we received on our compensation and corporate governance practices was provided to the relevant committees and the full Board. See "Executive Compensation—Compensation Discussion and Analysis—Executive Summary—Stockholder Engagement and Our Say-On-Pay Vote" for stockholder feedback on our executive compensation program and changes we have made to our program in response thereto.

Annual Stockholder Engagement Cycle



SUMMER

We review the results of the annual meeting, together with governance trends and best practices, and regulatory developments. We start preparing our agenda for engagement in the fall.



FALL

We speak with our major stockholders and others who request meetings about significant governance and executive compensation changes, ESG updates, and other developments at the Company. We solicit feedback on topics that are important to these stockholders.



SPRING

We publish our proxy statement and annual report to our stockholders. We reach out to our major stockholders and speak with those who wish to engage on important topics to be addressed at our annual meeting. Stockholders vote on the election of directors, executive compensation, ratification of our auditors, and such other matters as may arise at our annual meeting.



WINTER

We conclude the remainder of Fall engagement as needed. We communicate to the Board and its committees any feedback received and consider those perspectives in upcoming governance and executive compensation discussions, as well as disclosure enhancements.

Stockholder Communications with the Board

We have a practice of regularly engaging with stockholders to seek their feedback. Stockholders may also communicate with the Board or with an individual member of the Board by writing to the Board or to the particular member of the Board and mailing the correspondence to: c/o Corporate Secretary, Splunk Inc., 270 Brannan Street, San Francisco, California 94107. All such stockholder communications will be reviewed initially by our Corporate Secretary or the Legal Department and, if appropriate, will be forwarded to the appropriate member or members of the Board, or if none is specified, to the Chair. This process assists the Board in reviewing and responding to stockholder communications in an appropriate manner. The Corporate Secretary reports regularly to the Governance & Sustainability Committee on all correspondence received that, in the Corporate Secretary's opinion, involves functions of the Board or its committees or that they otherwise determine merits Board attention.

ESG Oversight and Highlights

The Board believes that operating the Company sustainably benefits our many different stakeholders and drives long-term value creation. We believe that data can deliver clarity, accelerate positive change, strengthen and lift up communities, and create a more just world. We work to conduct our business in ways that are principled, transparent and accountable to our stakeholders. We focus our efforts where we can have the most positive impact on our business stakeholders and communities and are committed to effectively govern and manage the environmental and social risks and opportunities that arise from our core business strategy.

The Company's ESG objectives include advancing and integrating the ESG issues that are most relevant to our business and stakeholders.

Oversight of ESG

We believe strong governance and oversight of the ESG issues that matter most to our business and to our stakeholders contribute both to the long-term success of our business and to the positive impacts the Company can make in society.

- Our Board works closely with our management team to oversee ESG at the Company, both directly and through its four standing committees dedicated to areas of the program associated with their respective areas of responsibility.

- The Governance & Sustainability Committee provides oversight of the Company's ESG activities, programs and public disclosure, and factors in any feedback received from stockholders.

- The Audit Committee provides oversight of the Company's enterprise risk management framework, disclosure of ESG metrics and key performance indicators, as well as the development and implementation of disclosure controls and procedures with regard to reporting such metrics and indicators.

- The Talent & Compensation Committee provides oversight of a range of human capital management activities, including matters relating to talent acquisition, talent management and development, and employee engagement, as well as employee diversity, equity, inclusion and belonging.

- The Cybersecurity & Data Responsibility Committee provides oversight on matters concerning the Company's cybersecurity and data protection objectives, strategies, capabilities, initiatives and risk assessment and mitigation protocols.

Our ESG Pillars and Highlights

In fiscal 2022, we formally launched our Global Impact Strategy, led by our Chief Social Impact Officer, which lays out a range of impact initiatives that reflect our values as a company and the issues that matter most to our internal and external stakeholders across four strategy pillars: Data Responsibility, Environmental Sustainability, Ethical and Inclusive Growth and Social Impact. The mission of our Global Impact Strategy is to bridge the data divide to find actionable solutions for humanity's greatest challenges. A set of guiding principles to add unique value, drive collaboration, innovate for impact and embrace our stakeholders, together provide focus and direction for implementing our Global Impact Strategy.

We released our second Global Impact Report in fiscal 2023 detailing our ESG and Global Impact Strategy, mission and guiding principles, along with progress achieved under each strategy pillar in fiscal 2022. The report was developed with the following leading voluntary disclosure standards as reference: The Task Force on Climate-Related Financial Disclosures (TCFD) guidelines, the Sustainability Accounting Standards Board (SASB) framework, and the GRI (formerly Global Reporting Initiative) Standards. Also in fiscal 2023, we launched the Splunk ESG Resource Center, which provides comprehensive ESG disclosures, policies and positions, as well as ESG performance data tables that are available to stakeholders.

 Data Responsibility	 Environmental Sustainability	 Ethical and Inclusive Growth	 Social Impact
• **Data and AI ethics** • **Data privacy** • **Data security**	• **Climate resilience and innovation** • **Resource efficiency** • **Sustainable sourcing and procurement**	• **Diversity, equity, inclusion and belonging (DEIB)** • **Supplier diversity** • **Talent and careers** • **Employee experience**	• **Employee engagement** • **Impact technology** • **Product donations** • **Social impact investments** • **Strategic giving** • **Workforce development**
Privacy and Security by Design is top of mind throughout our development process, and Splunk complies with industry and international security standards. • Establishing the Cybersecurity & Data Responsibility Committee of the Board • Launching the Customer Trust portal at Splunk Protects • Engaging in external working group to identify and assess potential human rights vulnerabilities in the business-to-business (B2B) Software-as-a-Service (SaaS) sector • Continuing to advance discussions, both internally and externally, on the development of best practices for the ethical use of data in the enterprise software space	Our position as the data platform leader for security and observability gives us the ability to be "all in" on sustainability and leverage our technology, expertise and talent to help build a safe, sustainable world that inspires and nourishes generations to come. • Announcing our net zero climate commitment • Launching the Splunk Global Climate Resilience and Innovation Strategy development project—a global, cross-functional climate initiative • Forming the Splunk Earth Alliance—a grassroots employee-led group focused on action, support and the promotion of environmental sustainability • Securing external assurance of our fiscal 2022 greenhouse gas inventory and implementing an ESG reporting and metrics tracking system	As Splunk grows, with it grows our vision to deliver actionable insights, accelerate positive change, strengthen and lift up communities, and create a more just world. Workforce diversity is an indispensable component of this vision, and our DEIB initiatives are central to fulfilling it. • Publishing our third Diversity Annual Report • Expanding the number of diverse suppliers and increasing the amount of our spending with these businesses • Investing in developing employee recruiting programs to improve the representation of women and underrepresented groups	Our Social Impact pillar encompasses programs, commitments and initiatives that help us engage communities, employees, businesses, nonprofits and academia, and empower traditionally underrepresented members of society, providing pathways to thrive in the data age. • Launching Splunk's Strategic Giving program • Investing, through the Splunk Ventures program, in for-profit social purpose startups that are innovatively applying data-driven solutions to pressing societal issues like environmental sustainability, equality and workforce development • Donating, through Splunk and individual Splunkers, $3.7 million to support 3,380 nonprofit organizations • Expanding Splunk's matching gifts program and promoting virtual, skills-based volunteer opportunities

For more information about our ESG initiatives and voluntary disclosures, as well as our Global Impact Strategy, our Climate Resilience and Innovation Strategy, and our aim to bridge the data divide, please see our Global Impact website (https://www.splunk.com/en_us/global-impact.html), Resources Center (https://www.splunk.com/en_us/global-impact/esg-resources.html), and our 2021 Diversity Annual Report (https://www.splunk.com/en_us/careers/diversity/diversity-annual-report.html).

The contents of these materials are referenced for general information only and are not incorporated by reference in this proxy statement.

PROXY

Other Governance Policies and Practices

Related Person and Other Transactions

Policies and Procedures for Related Person Transactions

The Audit Committee of our Board has the primary responsibility for reviewing and approving or ratifying transactions with related persons. We have adopted a formal written policy providing that related persons, which include our executive officers, directors, nominees for election as directors, beneficial owners of more than 5% of any class of our common stock, and any member of the immediate family of any of the foregoing persons, are not permitted to enter into a related person transaction with us, other than certain standing pre-approved transactions under the policy, without the prior consent of our Audit Committee.

In approving or rejecting any such proposal, our Audit Committee considers the relevant facts and circumstances available and deemed relevant to our Audit Committee, including, but not limited to, whether the transaction is on terms no less favorable than terms generally available to an unaffiliated third party under the same or similar circumstances, the extent of the related person's interest in the transaction and their involvement in the transaction, if any.

In the event we become aware of a related person transaction that was not previously approved or ratified under the policy, our Audit Committee will evaluate all options available, including whether to ratify, amend, terminate, rescind or take other action as appropriate.

From time to time, we engage in ordinary course commercial transactions with other entities whose officers or directors are also directors of the Company, whose directors are officers of the Company, or whose officers or directors are immediate family members of an officer or director of the Company. Such transactions are conducted on an arm's-length basis and our related persons do not have a material interest in such transactions. The Audit Committee has adopted standing pre-approvals under the policy for these and certain other transactions that do not create or involve a direct or indirect material interest.

In June 2021, we entered into an Investment Agreement with Silver Lake. Mr. Hao, a member of our Board since July 2021, is affiliated with Silver Lake. See "Board Composition—Board Refreshment and Succession Planning—Agreement with Silver Lake" for more information.

In September 2022, we entered into an agreement with H&F containing certain confidentiality, standstill and voting provisions. Mr. Tunnell, a member of our Board since October 2022, is a Partner at H&F. For further information regarding the agreement, a copy of such agreement, please refer to the Company's Current Report on Form 8-K filed with the SEC on September 9, 2022.

Except as set forth above, since the beginning of our last fiscal year, there were no related person transactions, and there are not currently any proposed related person transactions, that would require disclosure under the SEC rules.

Employment Arrangements and Indemnification Agreements

We have entered into employment arrangements with certain current executive officers. See "Executive Compensation—Compensation Tables—Executive Employment Arrangements."

We have also entered into indemnification agreements with certain directors and officers. The indemnification agreements and our Certificate of Incorporation and Bylaws require us to indemnify our directors and officers to the fullest extent permitted by Delaware law.

Anti-Hedging and Anti-Pledging Policy; Stock Trading Practices

We maintain an Insider Trading Policy that, among other things, prohibits our non-employee directors, executive officers and employees from trading during quarterly and closed trading windows. The Insider Trading Policy also prohibits our non-employee directors, executive officers, employees, certain partners with access to confidential information and third parties identified from time to time by our Insider Trading Compliance Officer from engaging in short sales, hedging, swaps, exchange funds and similar transactions designed to decrease the risks associated with holding the Company's securities, as well as pledging the Company's securities as collateral for loans, transactions involving derivative securities relating to our common stock, and holding Company securities in a margin account. None of the Company's subsidiaries have publicly traded equity securities. Our Insider Trading Policy requires all non-employee directors, executive officers subject to Section 16 of the Securities Exchange Act of 1934 as amended ("Section 16 Officers") and employees identified by the Insider Trading Compliance Officer to obtain written pre-clearance from the Insider Trading Compliance Officer or his or her designee prior to buying, selling, or engaging in any other transaction in the Company's securities.

Further, we have adopted Rule 10b5-1 Trading Plan Guidelines that permit our non-employee directors, Section 16 Officers and certain employees to adopt Rule 10b5-1 trading plans ("10b5-1 plans"). Under our 10b5-1 Trading Plan Guidelines, 10b5-1 plans may only be adopted or modified during an open trading window under our Insider Trading Policy and only when such individual does not otherwise possess material nonpublic information about the Company. In December 2022, the SEC adopted new rules applicable to 10b5-1 plans, effective February 27, 2023. All 10b5-1 plans must comply with the revised rules and must be approved by our Insider Trading Compliance Officer or a designee.

PROXY

Audit Committee Matters

2

Ratification of Appointment of Independent Registered Public Accounting Firm

The Board recommends a vote "**FOR**" the Ratification of the Appointment of PricewaterhouseCoopers LLP as our Independent Registered Public Accounting Firm for the fiscal year ending January 31, 2024.

The Audit Committee of the Board has appointed PricewaterhouseCoopers LLP ("PwC"), independent registered public accountants, to audit our financial statements for the fiscal year ending January 31, 2024. During our fiscal year ended January 31, 2023, PwC served as our independent registered public accounting firm.

Notwithstanding its selection and even if our stockholders ratify the selection, our Audit Committee, in its discretion, may appoint another independent registered public accounting firm at any time during the year if the Audit Committee believes that such a change would be in the best interests of Splunk and its stockholders. At the Annual Meeting, the stockholders are being asked to ratify the appointment of PwC as our independent registered public accounting firm for the fiscal year ending January 31, 2024. Our Audit Committee is submitting the selection of PwC to our stockholders because we value our stockholders' views on our independent registered public accounting firm and as a matter of good corporate governance. Representatives of PwC will be present at the Annual Meeting, and they will have an opportunity to make statements and will be available to respond to appropriate questions from stockholders.

The ratification of the appointment of PwC must receive the affirmative vote of at least a majority of the shares present in person (virtually) or by proxy at the meeting and entitled to vote thereon to be approved. Abstentions are considered votes present in person (virtually) or by proxy and thus will have the same effect as votes "Against" the proposal. Broker non-votes will have no effect on the outcome of this proposal. If the stockholders do not ratify the appointment of PwC, the Board or Audit Committee will reconsider the appointment.

Report of the Audit Committee

The Audit Committee is a committee of the Board comprised solely of independent directors, as required by the listing standards of The Nasdaq Stock Market and rules of the SEC. The Audit Committee operates under a written charter approved by the Board, which is available on our investor website at http://investors.splunk.com/corporate-governance. The composition of the Audit Committee, the attributes of its members and the responsibilities of the Audit Committee, as reflected in its charter, are intended to comply with applicable requirements for corporate audit committees. The Audit Committee reviews and assesses the adequacy of its charter and the Audit Committee's performance on an annual basis.

As of the date this report was approved, the Audit Committee consisted of three members: Patricia Morrison, David Tunnell and Luis Visoso. Messrs. Tunnell and Visoso are each an "audit committee financial expert" as defined under SEC rules and regulations. With respect to the Company's financial reporting process, the management of the Company is responsible for (1) establishing and maintaining internal controls and (2) preparing the Company's consolidated financial statements. PwC is responsible for auditing these financial statements. It is the responsibility of the Audit Committee to oversee these activities. It is not the responsibility of the Audit Committee to prepare or certify the Company's financial statements or guarantee the audits or reports of PwC. These are the fundamental responsibilities of management and PwC. In the performance of its oversight function, the Audit Committee has:

- reviewed and discussed the audited financial statements with management and PwC;
- discussed with PwC the applicable requirements of the Public Company Accounting Oversight Board; and
- received the written disclosures and the letter from PwC required by applicable requirements of the Public Company Accounting Oversight Board regarding PwC's communications with the Audit Committee concerning independence, and has discussed with PwC its independence

Based on the Audit Committee's review and discussions with management and PwC, the Audit Committee recommended to the Board that the audited financial statements be included in the Annual Report on Form 10-K for the fiscal year ended January 31, 2023 for filing with the SEC.

Respectfully submitted by the members of the Audit Committee of the Board:

Luis Visoso *(Chair)*
Patricia Morrison
David Tunnell

Fees Paid to the Independent Registered Public Accounting Firm

The following table presents fees for professional audit services and other services rendered to us by PwC for the fiscal years ended January 31, 2022 and 2023. All fees were pre-approved by the Audit Committee in accordance with the policy described below.

	2022 ($)	2023 ($)
Audit Fees[1]	5,083,435	5,193,993
Audit-Related Fees	—	—
Tax Fees[2]	645,435	139,256
All Other Fees[3]	3,870	3,944
Total:	5,732,740	5,337,193

[1]   Audit fees consist of fees for professional services provided in connection with the integrated audit of our annual financial statements, management's report on internal controls, the review of our quarterly consolidated financial statements, and audit services that are normally provided by independent registered public accounting firms in connection with statutory and regulatory filings or engagements for those fiscal years, such as statutory audits.

[2]   Tax fees consist of fees billed for tax compliance, consultation and planning services.

[3]   All other fees consist of fees billed for access to online accounting and tax research software.

Audit Committee Policy on Pre-Approval of Audit and Permissible Non-Audit Services of Independent Registered Public Accounting Firm

Consistent with requirements of the SEC and the Public Company Accounting Oversight Board regarding auditor independence, our Audit Committee is responsible for the appointment, compensation and oversight of the work of our independent registered public accounting firm. In recognition of this responsibility, our Audit Committee has established a policy for the pre-approval of all audit and permissible non-audit services provided by the independent registered public accounting firm. These services may include audit services, audit-related services, tax services and other services.

Before engagement of the independent registered public accounting firm for the next year's audit, the independent registered public accounting firm submits a description of services expected to be rendered during that year to the Audit Committee for approval.

The Audit Committee pre-approves particular services or categories of services on a case-by-case basis. The fees are budgeted, and the Audit Committee requires the independent registered public accounting firm and our management team to report actual fees versus budgeted fees periodically throughout the year by category of service. During the year, circumstances may arise when it may become necessary to engage the independent registered public accounting firm for additional services not contemplated in the original pre-approval. In those instances, the services must be pre-approved by the Audit Committee before the independent registered public accounting firm is engaged.

Our Executive Officers

The following table identifies certain information about our executive officers as of May 1, 2023. Executive officers are appointed by the Board to hold office until their successors are elected and qualified.

Name	Age	Position(s)
Gary Steele	60	President and Chief Executive Officer
Tom Casey	54	Senior Vice President, Products & Technology
Scott Morgan	52	Senior Vice President, Chief Legal Officer, Global Affairs and Secretary
Brian Roberts	54	Senior Vice President and Chief Financial Officer
Christian Smith	58	Senior Vice President, Chief Revenue Officer



Gary Steele has served as our President, Chief Executive Officer and member of our Board since April 2022. Prior to joining us, Mr. Steele served as the Chief Executive Officer and as a director of Proofpoint, Inc., a provider of security-as-a-service solutions, from 2002 to 2022, and served as the Chairman of the board of Proofpoint from 2018 to 2021. From 1997 to 2002, Mr. Steele served as Chief Executive Officer of Portera Systems Inc., a software company. Before Portera, Mr. Steele served as the vice president and general manager of the Middleware and Data Warehousing Product Group at Sybase, Inc., an enterprise and mobile software company. Mr. Steele also served in business development, marketing, and engineering roles at Sun Microsystems, Inc. and Hewlett-Packard Company, computer, computer software and information technology companies. Mr. Steele has served as a member of the board of directors of Upwork Inc., a talent freelancing platform, since 2018. Mr. Steele previously served as a member of the board of directors of Vonage Holdings Corp., a cloud communications provider, from 2016 to 2021. Mr. Steele holds a B.S. from Washington State University.



Tom Casey has served as our Senior Vice President, Products & Technology since 2023. Prior to this role, Mr. Casey served as our Senior Vice President and General Manager, Platform from September 2022 to January 2023. Previously, Mr. Casey served as Senior Vice President, Engineering at DocuSign, a software-as-a-service (SaaS) company most notably known for its e-signature product, from 2016 to 2022. Prior to DocuSign, Mr. Casey served as Vice President, Platform and Infrastructure at Apptio, a developer of technology business management (TBM) SaaS applications, from 2014 to 2016. Previously, he spent 16 years at Microsoft, a technology company, in a number of leadership positions in product and engineering. Mr. Casey holds a B.S. from the University of Arizona.



Scott Morgan has served as our Senior Vice President, Chief Legal Officer since 2019 and our Secretary since 2018. Mr. Morgan has also led our Global Affairs organizations since 2020. Prior to this role, Mr. Morgan served as our General Counsel from 2017 to 2019, as our Vice President, Associate General Counsel from 2014 to 2017 and as our Associate General Counsel from 2012 to 2014. He also served as our Assistant Secretary from 2012 to 2018. Prior to joining us, Mr. Morgan served as legal counsel at Autodesk, Inc., a design software and services company and Tellabs, Inc., a provider of access networks solutions. Mr. Morgan began his career as an associate at Morrison & Foerster LLP and at Thoits, Love, Hershberger & McClean LLP. Mr. Morgan holds a B.A. from the University of California, Berkeley and a J.D. from UC College of the Law, San Francisco (formerly known as UC Hastings).



Brian Roberts has served as our Senior Vice President and Chief Financial Officer since 2023. Prior to joining us, Mr. Roberts served as Chief Financial Officer of Ozone Networks, Inc. (d/b/a OpenSea), a non-fungible token (NFT) marketplace, from 2021 to 2022. Prior to this role, Mr. Roberts served as Chief Financial Officer of Lyft, Inc., a transportation platform company, from 2014 to 2021 and served as its Senior Vice President, Partnerships and Corporate Development in 2014. From 2011 to 2014, Mr. Roberts served as Senior Vice President, Business Development and Strategy at Walmart Global eCommerce, a division of Walmart Inc., a multinational retail company. Prior to Walmart, Mr. Roberts served as Senior Managing Director at Evercore Inc., an investment banking advisory firm, and before that in corporate development leadership roles at Microsoft Corporation and Inktomi Corporation, software companies. Mr. Roberts holds a B.A. from the University of California, Berkeley and an M.B.A. from Harvard Business School.



Christian Smith has served as our Senior Vice President, Chief Revenue Officer since 2020. Prior to this role, Mr. Smith served as our Senior Vice President, Global Sales from 2019 to 2020 and Vice President, America Sales from 2017 to 2019. Prior to joining us, he served as Chief Revenue Officer from 2014 to 2017 and Senior Vice President, Global Sales from 2013 to 2014 at Nintex Global Ltd., an enterprise management and automation software company. Previously, Mr. Smith served in a variety of senior sales management roles at Oracle Corporation, a software company, Art Technology Group, a provider of e-commerce software (acquired by Oracle Corporation) and Daptiv, Inc. (d/b/a Changepoint PPM), an enterprise portfolio management software company. Mr. Smith holds a B.A. from the University of Washington.

Executive Compensation

<table>
<tr><td>PROPOSAL
3</td><td>## Advisory Vote to Approve Named Executive Officer Compensation

The Board recommends a vote "**FOR**" the Approval, on an Advisory Basis, of our Named Executive Officer Compensation.</td></tr>
</table>

As required by Section 14A of the Securities Exchange Act, we are asking our stockholders to approve, on an advisory, non-binding basis, the compensation of our named executive officers ("NEOs") as disclosed in the "Compensation Discussion and Analysis" section beginning on page 43, and the related compensation tables and narratives that follow such section. This proposal, commonly known as a "Say-on-Pay" proposal, gives our stockholders the opportunity to express their views on our NEOs' compensation as a whole. This vote is not intended to address any specific item of compensation or any specific NEO, but rather the overall compensation of all of our NEOs and the philosophy, policies and practices described in this proxy statement. We currently hold our Say-on-Pay vote every year.

The Say-on-Pay vote on the compensation of our NEOs for fiscal 2021 received the support of approximately 35% of the votes cast, and the Say-on-Pay vote on the compensation of our NEOs for fiscal 2022 received the support of approximately 52% of the votes cast. While the increase in stockholder support from fiscal 2021 to 2022 was meaningful, our Board and Talent & Compensation Committee took both vote outcomes seriously and devoted significant time and attention to understanding stockholder viewpoints regarding our executive compensation program. We conducted two extensive outreach campaigns to speak directly with a number of our stockholders. In response to the feedback we received from our stockholders through these campaigns, as well as the increased maturity of our business and predictability of our financial results, we implemented a number of changes to key components of our NEO compensation program, including a reorganization of the Talent & Compensation Committee in fiscal 2023, as set out in more detail below in the "Compensation Discussion and Analysis—Executive Summary—Stockholder Engagement and Our Say-On-Pay Vote" section of this proxy statement.

The Say-on-Pay vote must receive the affirmative vote of at least a majority of the shares present in person (virtually) or by proxy at the meeting and entitled to vote thereon to be approved. Abstentions are considered votes present in person (virtually) or by proxy and thus have the same effect as votes "Against" the proposal. Broker non-votes, if any, will have no effect on the outcome of this proposal. The Say-on-Pay vote is advisory, and therefore is not binding on us, our Talent & Compensation Committee or our Board. The Say-on-Pay vote will, however, provide information to us regarding investor sentiment about our executive compensation philosophy, policies and practices, which the Talent & Compensation Committee will consider when determining executive compensation for the remainder of the current fiscal year and beyond.

We believe that our executive compensation program is effective in achieving the Company's objectives of:

- Recruiting, incentivizing and retaining highly qualified executive officers who possess the skills and leadership necessary to grow our business;
- Directly linking incentive compensation for our executive officers with achieving or exceeding our strategic and financial performance goals;
- Providing meaningful long-term incentives to align the interests of our executive officers with those of our stockholders;
- Reflecting our long-term strategy, which includes a financial strategy of disciplined investing for our future growth;
- Promoting a healthy approach to risk and sensitivity to underperformance as well as outperformance; and
- Providing compensation packages that are competitive, reasonable and fair relative to peers, the overall market and performance.

Accordingly, we ask our stockholders to vote "FOR" the following resolution at the Annual Meeting:

"RESOLVED, that the stockholders approve, on an advisory basis, the compensation paid to the named executive officers, as disclosed in the proxy statement for the 2023 Annual Meeting of Stockholders pursuant to the compensation disclosure rules of the SEC, including the compensation discussion and analysis, compensation tables and narrative discussion, and other related disclosure."

Compensation Discussion and Analysis

Executive Summary

Our executive compensation program is designed to attract, motivate and retain the key executives who drive our success. Pay that reflects performance and aligns with the interests of long-term stockholders is key to our executive compensation program design and decisions. We structure our executive compensation program to include significant performance metrics that are aligned with our business strategy and long-term stockholder value creation.

We actively compete with other companies in seeking to attract and retain a skilled executive management team. This is particularly prevalent in our industry, where there are a number of rapidly expanding technology companies intensely competing for highly qualified executives in the cloud, security and observability markets and has caused us to increase our focus on recruiting and retaining executives who possess necessary skills and leadership, as we are viewed as a company with experienced executive talent that has rapidly scaled our business.

Our executive compensation program consists of the following primary components: base salary, an annual performance-based cash bonus opportunity, and long-term incentive compensation in the form of time-based restricted stock unit ("RSU") and performance-based performance units ("PSU") equity awards. A significant portion of our executive compensation is performance-based and in the form of long-term compensation. The fiscal 2023 executive compensation program provided annual cash bonus opportunities designed to drive total annual recurring revenue ("ARR") and operating cash flow, and long-term performance-based equity awards designed to drive stock price performance. We believe that both ARR growth and operating cash flow performance are important to long-term stockholder value creation and that employing challenging stock price growth as the performance goal in our long-term equity award design further aligns our executives' and stockholders' interests.

Our Board and Talent & Compensation Committee devoted significant time and attention to understanding stockholder viewpoints regarding our executive compensation program. We conducted more extensive outreach campaigns to speak directly with a number of our stockholders following our 2021 and 2022 annual meeting of stockholders. In response to the feedback we received from our stockholders through these campaigns, as well as the increased maturity of our business and predictability of our financial results, we implemented a number of changes to key components of our NEO compensation program, including a reorganization of our Talent & Compensation Committee in fiscal 2023, as set out in more detail below.

Our compensation actions during fiscal 2023 also included implementing compensation arrangements to support both a CEO transition and a CFO transition, as described in more detail below.

CEO and CFO Transition and Named Executive Officers for Fiscal 2023

Appointment of New CEO



Following an extensive candidate search and interview process, our Board appointed Gary Steele as our President and CEO effective as of April 2022. Our Board appointed Mr. Steele as our President and CEO in light of his tenure as a highly regarded technology executive with over 30 years of experience, as well as his proven track record of successfully scaling SaaS operations and growing multi-billion-dollar global enterprises. Prior to joining us, Mr. Steele served as the Chief Executive Officer and as a director of Proofpoint, Inc., a provider of security-as-a-service solutions, beginning in 2002. Mr. Steele served as the Chairman of the board of Proofpoint from 2018 to 2021. Over the past two decades, Mr. Steele led Proofpoint's growth from an early-stage start-up to a leading, publicly traded security-as-a-service provider to some of the world's best-known organizations. As a public company, Proofpoint had a long history of strong growth combined with compelling free cash flow. Immediately following the resignation of Jason Child as our Senior Vice President and Chief Financial Officer in September 2022, Mr. Steele served as the Company's interim principal financial officer until the Company appointed Brian Roberts as its Senior Vice President and Chief Financial Officer in January 2023. Mr. Steele did not receive additional compensation for his services as our interim principal financial officer.

CEO New Hire Compensation Package

We entered into an employment letter with Mr. Steele, which provides for the following compensation:

- Annual base salary of $900,000 and annual target bonus of 125% of annual base salary (prorated for fiscal 2023);
- RSUs with a value of approximately $12,000,000, subject to time-based vesting over four years from Mr. Steele's employment start date;
- PSUs with a target value of $18,000,000, subject to performance-based vesting on terms and conditions for the fiscal 2023 PSU program, described in further detail below;
- A new-hire cash signing bonus of $8,000,000 subject to full reimbursement if Mr. Steele voluntarily resigns from the Company without "good reason" (as defined in his employment letter) or the Company terminates his employment for "cause" (as defined in his employment letter) within 12 months of his employment start date. The bonus is subject to reimbursement to the Company on a prorated basis if such a termination occurs 12 months after Mr. Steele's employment start date and before 36 months after his employment start date; and
- Eligibility for severance payments and benefits based on the Company's existing severance payments and benefits structure for non-interim CEOs, as set out in more detail below in the "Compensation Discussion and Analysis—Discussion of our Fiscal 2023 Executive Compensation Program—Severance and Change in Control-Related Benefits," subject to Mr. Steele's execution of an effective release of claims in favor of the Company.

The Talent & Compensation Committee determined Mr. Steele's compensation, taking into consideration the advice of the Talent & Compensation Committee's independent compensation consultant, Compensia, a national compensation consulting firm, as follows:

- *Intense competition for executive talent*. The Talent & Compensation Committee noted that we actively compete with other companies in seeking to attract and retain a skilled executive management team. This is particularly prevalent in our industry, where there are a number of rapidly expanding technology companies intensely competing for highly qualified candidates in the cloud, security and observability markets.
- *Process*. The Talent & Compensation Committee considered and analyzed CEO compensation within our compensation peer group at the time of the transition, as well as recent new-hire CEO compensation among 14 broader technology companies.
- *Target cash compensation*. Based on this analysis, the Talent & Compensation Committee set Mr. Steele's target total cash compensation (excluding the cash signing bonus) to approximate the median target total cash compensation within our compensation peer group.
- *Initial equity awards*. The Talent & Compensation Committee determined that the target value of initial equity awards for external CEO appointments ranges from approximately two to three times the value of the relevant CEO's annual equity awards. Based on such determination, the Talent & Compensation Committee set the target value of the initial equity awards for Mr. Steele to approximately two times the median target value of CEO annual equity awards within our compensation peer group at the time of the transition. These initial equity awards were intended to encourage Mr. Steele to accept our offer of employment and create an immediate, performance-based tie to changes in stockholder value, fostering a commonality of interest between Mr. Steele and our stockholders.
- *Forfeited compensation*. In determining Mr. Steele's initial equity awards and his cash signing bonus, the Talent & Compensation Committee took into account the significantly higher long-term performance-based compensation opportunity he forfeited when he separated from his prior employer, which opportunity was more than twice the target value of Mr. Steele's initial equity awards (target value of $30,000,000) and his cash signing bonus ($8,000,000) combined.

Performance-based and long-term compensation are predominant elements of our regular CEO and NEO compensation program. For Mr. Steele, approximately 69% of his annualized target fiscal 2023 compensation was performance-based compensation (based on target annual cash bonus opportunity and grant date accounting fair value of PSUs), and approximately 95% was long-term compensation (based on grant date accounting fair value of PSUs and RSUs, vesting over three and four years, respectively), in each case excluding his cash signing bonus.

Appointment of New CFO



Following an extensive candidate search and interview process, our Board appointed Brian Roberts as our Senior Vice President and Chief Financial Officer in January 2023. Our Board appointed Mr. Roberts as our Senior Vice President and Chief Financial Officer in light of his deep financial expertise, spanning 30 years, including Lyft, Microsoft and Walmart, and proven track record of accelerating growth, leading high-performing teams and driving operational excellence. We entered into an employment letter with Mr. Roberts, which provides for the following compensation:

- Annual base salary of $575,000 and annual target bonus of 100% of annual base salary;
- RSUs with a value of approximately $5,000,000, subject to time-based vesting over four years with an initial vesting date of March 10, 2024;
- PSUs with a target value of $11,000,000, which were granted at the same time fiscal 2024 PSUs were granted to our NEOs; and
- Eligibility for severance payments and benefits based on the Company's existing severance payments and benefits structure for non-CEO NEOs, as set out in more detail below in the "Discussion of our Fiscal 2023 Executive Compensation Program—Severance and Change in Control-Related Benefits," subject to Mr. Roberts' execution of an effective release of claims in favor of the Company.

The Talent & Compensation Committee determined Mr. Roberts' compensation, taking into account the advice of Compensia, as follows:

- *Intense competition for executive talent*. The Talent & Compensation Committee noted that we actively compete with other companies in seeking to attract and retain a skilled executive management team. This is particularly prevalent in our industry, where there are a number of rapidly expanding technology companies intensely competing for highly qualified candidates in the cloud, security and observability markets.
- *Process*. The Talent & Compensation Committee considered and analyzed CFO compensation within our compensation peer group at the time of the transition, as well as recent new-hire CFO compensation among 14 broader technology companies.
- *Target cash compensation*. In setting Mr. Roberts' target total cash compensation, the Talent & Compensation Committee considered the market data noted above, as well as his significant experience and operational leadership capabilities to steer us in balancing long-term durable growth and profitability.
- *Initial equity awards*. The Talent & Compensation Committee determined that the target value of initial equity awards for external CFO appointments is approximately two to three times the value of competitive CFO annual equity awards. Based on such determination, the Talent & Compensation Committee set the target value of the initial equity awards for Mr. Roberts in this range. Given the critical role Mr. Roberts is expected to play as we transition to durable growth and profitability, the Talent & Compensation Committee determined that Mr. Roberts' initial equity award would be comprised of approximately 70% PSUs. These initial equity awards were intended to encourage Mr. Roberts to accept our offer of employment and create an immediate, performance-based tie to changes in stockholder value, fostering a commonality of interest between Mr. Roberts and our stockholders.
- *Severance eligibility*. Mr. Roberts' eligibility for severance payments and benefits reflects the Company's existing severance payments and benefits structure for non-interim non-CEO executive officers.

Our Fiscal Year 2023 Named Executive Officers

Our NEOs for fiscal 2023, determined as of January 31, 2023, in accordance with SEC rules and regulations, are:

- Gary Steele, our President and CEO and former interim Principal Financial Officer;
- Brian Roberts, our Senior Vice President and Chief Financial Officer;
- Scott Morgan, our Senior Vice President, Chief Legal Officer, Global Affairs and Secretary;
- Graham Smith, our former interim CEO and current Chair of our Board;
- Jason Child, our former Senior Vice President and Chief Financial Officer;
- Teresa Carlson, our former President and Chief Growth Officer; and
- Shawn Bice, our former President of Products & Technology.

Strategic Context and Fiscal 2023 Business Highlights

We help customers build a safer and more resilient digital world. We deliver innovative solutions that enable organizations to harness the value of their data to help keep their digital systems secure, available and performant. As organizations' reliance on resilient systems continues to increase, it is critical that they keep pace with increasing complexity and potential vulnerabilities associated with these systems. Our solutions for security and observability empower Security Operations, IT Operations, and Development Operations teams to maintain resilient systems by monitoring and securing them more quickly and efficiently. We also believe our offerings empower operational transformation, helping customers move from reactive, non-scalable and ineffective approaches to proactive, automated, and machine learning-assisted processes that drive better outcomes even as the scale and complexity of their technology continue to grow.

We believe that the increasing reliance on digital systems has made the resilience of these systems mission-critical for nearly every organization and the sustained ongoing importance of digital systems amidst the evolving threat landscape further elevates Splunk's central role in enabling secure and reliable operations for our customers.

We intend to continue investing for long-term growth. We have invested and intend to continue to invest in product development to deliver additional features and performance enhancements, deployment models and solutions that can address new end markets. We expect to continue to expand our sales and marketing organizations to market and sell our offerings both in the United States and internationally.

In fiscal 2023, we adopted a more balanced approach of prioritizing long-term durable growth and increased profitability with a focus on annual recurring revenue ("ARR") and free cash flow. During the year, we grew ARR by 18% and nearly quadrupled free cash flow. We introduced several efficiency initiatives which contributed to virtually flat total operating expenses compared to fiscal 2022. Our topline performance was driven by greater customer success and continued growth in our cloud business.

In March 2022, the Talent & Compensation Committee established target levels for ARR and operating cash flow performance for fiscal 2023 that it considered very aggressive, yet achievable with focused effort and execution by our NEOs, and that reflected a rigorous increase in growth relative to our prior fiscal year ARR and operating cash flow achievement. We believe that our effort and performance were strong in fiscal 2023, as demonstrated by our business highlights below:

Fiscal Year 2023 Performance

Total Revenues	Cash Flow	Customers with ARR > $1 million
$3.654 Billion Up **37%** year-over-year	Operating Cash Flow of **$450 million** Free Cash Flow[2] of **$427 million**	790 customers **Up 115** year-over-year



ARR
($ in millions) • FYE January 31

ARR up **18%** year-over-year[1]



Free Cash Flow
($ in millions) • FYE January 31

[1] ARR represents the annualized revenue run-rate of active cloud services, term license, and maintenance contracts at the end of a reporting period, Cloud ARR represents the annualized revenue run-rate of active cloud services contracts at the end of a reporting period, each as reported in our Annual Report on Form 10-K for the year ended January 31, 2023. Each contract is annualized by dividing the total contract value by the number of days in the contract term and then multiplying by 365. ARR and Cloud ARR should be viewed independently of revenue, and do not represent our revenue under GAAP on an annualized basis, as each is an operating metric that can be impacted by contract start and end dates and renewal rates. ARR is not intended to be a replacement for forecasts of revenue.

[2] To supplement our consolidated financial statements, which are prepared and presented in accordance with GAAP, we provide investors with certain non-GAAP financial measures, including non-GAAP free cash flow. For a full reconciliation between GAAP and net cash used in operating activities and free cash flow, please see Appendix A.

We believe our executive compensation program structure incentivized our NEOs to drive our strong growth, financial performance and execution for fiscal 2023. In addition, we believe our NEOs' compensation for fiscal 2023 appropriately reflected and rewarded their collective contributions to our performance. We have an executive management team of seasoned and accomplished leaders focused on continuing to drive meaningful top-line growth with improved profitability and increased free cash flow.

Stockholder Engagement and Our Say-On-Pay Vote

We value our stockholders' opinions and feedback and are committed to maintaining an active dialogue to understand the priorities and concerns of our stockholders. We believe that ongoing engagement builds mutual trust and alignment with our stockholders and is essential to our long-term success.

At our 2022 annual meeting of stockholders, we held a Say-on-Pay vote on the compensation of our NEOs for fiscal 2022, which received the support of approximately 52% of the votes cast. This was meaningfully higher than the Say-on-Pay vote support of approximately 35% of the votes cast at our annual meeting of stockholders in 2021. The Talent & Compensation Committee and our full Board took these vote outcomes very seriously. While we have a history of strong engagement with our stockholders, in order to better understand this vote result and solicit stockholder feedback, we undertook more extensive stockholder outreach campaigns following our 2021 and 2022 annual meetings of stockholders. In response to stockholder feedback that we obtained, we made significant changes to the compensation program including, but not limited to, the reorganization of the Talent & Compensation Committee.

After the 2021 annual meeting of stockholders, and prior to the 2022 annual meeting of stockholders, we contacted institutional stockholders representing approximately 62% of our shares and met with institutional stockholders representing approximately 43% of our shares. Stephen Newberry, our then Lead Independent Director and then chair of the Talent & Compensation Committee, led 40% of the meetings. These calculations represent figures for our off-season engagement, which we define as the period after our annual stockholder meeting through the winter, and are based on Form 13F filings of holdings in our stock as of September 30, 2021. These discussions included our Senior Vice President, Chief Legal Officer, Global Affairs and Secretary, our Vice President, Investor Relations, and members of our Legal, Global Affairs team focused on corporate governance, executive compensation and ESG matters.

After the 2022 annual meeting of stockholders, we contacted institutional stockholders representing approximately 62% of our shares and met with institutional stockholders representing approximately 33% of our shares. Mr. Smith, the Chair of our Board, as well as of the chair of the Talent & Compensation Committee, and Gary Steele, our President and CEO (except, as appropriate, when certain matters related to his own pay or executive compensation were discussed) led 29% of the meetings. These calculations represent figures for our off-season engagement, which we define as the period after our annual stockholder meeting through the winter, and are based on Form 13F filings of holdings in our stock as of September 30, 2022. These discussions included our Senior Vice President, Chief Legal Officer, Global Affairs and Secretary, our Vice President, Investor Relations, and members of our Legal, Global Affairs team focused on corporate governance, executive compensation and ESG matters.

In the course of 39 meetings with our institutional stockholders following the Say-on-Pay vote outcome at our 2021 annual meeting of stockholders (including 19 meetings with our institutional stockholders following the Say-on-Pay vote outcome at our 2022 annual meeting of stockholders), we received valuable feedback on our executive compensation program, policies and practices, as summarized in the chart below. We discussed with these stockholders the reasons for their opposition to, or support of, our fiscal 2021 and 2022 NEO compensation.

After careful consideration and deliberation, taking into account the fiscal 2021 and 2022 Say-on-Pay vote outcomes and discussions with our stockholders following our 2021 and 2022 annual meetings of stockholders, the Board reorganized the Talent & Compensation Committee in fiscal 2023. The Talent & Compensation Committee is now comprised of Messrs. Smith, Hao and Wallace.

Key feedback we received from our stockholders relating to our executive compensation program and our responses is described in the chart below.

Area of Focus	What We Heard from Stockholders	How We Responded
Adjustments to ARR Performance Metrics	• In discussions following the 2021 annual meeting of stockholders, stockholders sought to understand our fiscal 2021 mid-year adjustments to ARR performance metrics in our fiscal 2021 annual executive bonus plan and fiscal 2021 PSU program, and in many cases preferred capping the related payout at the original target level	• The Talent & Compensation Committee did not lower or otherwise adjust our fiscal 2022 or fiscal 2023 performance metrics • In fiscal 2022, the Talent & Compensation Committee committed that, going forward, lowering performance metrics for in-flight incentives (or providing special incentives to true-up in-flight incentives) would be actions that it would take only in extraordinary circumstances that could not have been foreseen • Further, in fiscal 2022, the Talent & Compensation Committee committed that, in the event of any such extraordinary circumstance and any related direct or indirect change to in-flight incentives, the Talent & Compensation Committee would cap any related payout at its original target level
Overlapping Performance Metrics	• In discussions following the 2021 annual meeting of stockholders, stockholders indicated a preference for differentiated performance metrics in our annual executive bonus plan and our PSU program	• Beginning with fiscal 2023, we eliminated overlapping performance metrics in our annual executive bonus plan and our PSU program
Longer Performance Periods in PSU Program	• In discussions following the 2021 annual meeting of stockholders, stockholders indicated a preference for a performance period longer than one year in our PSU program	• In fiscal 2023, we initiated a transition to a PSU program with a three-year rTSR performance metric
Use of Relative Total Stockholder Return in PSU Program	• In discussions following the 2021 annual meeting of stockholders, some stockholders indicated a preference for basing our PSU program on a relative total stockholder (rTSR) performance metric	
Rigor of Performance Metric in PSU Program	• In discussions following the 2021 annual meeting of stockholders: • If rTSR is used as a PSU metric, some stockholders indicated a preference for using a benchmark relevant to the Company's industry and not a broad public company index like the S&P 500 index • If rTSR is used as a PSU metric, some stockholders indicated a preference for setting target performance at a level above median performance • If rTSR is used as a PSU metric, some stockholders indicated a preference for capping any payout at the target level if the Company's absolute total stockholder return is negative	• Our fiscal 2023 PSU program is based on rTSR compared to the constituents of the SPDR S&P Software & Services ETF (XSW), an exchange-traded fund (ETF) which tracks the S&P Software and Services Select Industry Index ("S&P Software & Services Index"): • This index is focused on our industry and meaningfully outperformed the Dow Jones, S&P 500 and Russell 2000 indices on a five-year basis preceding the grant of the fiscal 2023 PSUs • Target is aligned with 55th percentile performance • Payouts are capped at the target level if the Company's absolute total stockholder return is negative

Area of Focus	What We Heard from Stockholders	How We Responded
Clearer Disclosure of Fiscal Year 2023 PSUs	• In discussions following the 2022 annual meeting of stockholders, several stockholders indicated a preference for enhanced disclosure regarding the fiscal 2023 PSU program	• This proxy statement includes enhanced narrative and graphics disclosures related to the fiscal 2023 PSU program
Quantum of NEO Pay	• In discussions following the 2022 annual meeting of stockholders, several stockholders sought to better understand the quantum of NEO pay	• The Talent & Compensation Committee noted that the quantum of NEO pay for fiscal 2023 was generally reasonable given talent war for technology executives • The Talent & Compensation Committee maintained the base salaries and target annual bonus opportunities for our continuing NEOs for fiscal 2024
Fiscal 2021 and Fiscal 2022 New-Hire Cash Signing Bonuses	• In discussions following the 2022 annual meeting of stockholders, several stockholders sought to better understand our use of new-hire cash signing bonuses to NEOs in fiscal 2021 and fiscal 2022	• The Talent & Compensation Committee noted that a new-hire cash signing bonus is a tool that the Talent & Compensation Committee uses to compensate new-hire NEOs for imminent compensation payments that are forfeited with their prior employer as a result of transitioning to the Company • The Talent & Compensation Committee also noted that new-hire cash signing bonuses are subject to Company favorable reimbursement provisions. For example, the cash signing bonus paid to Mr. Steele in fiscal 2023 is subject to full reimbursement if Mr. Steele voluntarily resigns from the Company without "good reason" or the Company terminates his employment for "cause" within 12 months of his employment start date. The cash signing bonus is subject to reimbursement to the Company on a prorated basis if such a termination occurs 12 months after Mr. Steele's start date and before 36 months after his start date. • The Talent & Compensation Committee did not provide a cash signing bonus to Mr. Roberts, the only new-hire NEO following the 2022 annual meeting of stockholders
NEO Alignment with Stockholder Interests	• In discussions following the 2022 annual meeting of stockholders, several stockholders indicated a preference for stronger alignment between the interests of NEOs and our stockholders	• Following the 2022 annual meeting of stockholders, the Talent & Compensation Committee increased the stock ownership requirements for our NEOs, as described below under "Stock Ownership Guidelines"

Discussion of Our Fiscal 2023 Executive Compensation Program

Our executive compensation program is designed to attract, motivate and retain the key executives who drive the success of our business. Pay that reflects performance and aligns with the interests of long-term stockholders is key to our compensation program design and decisions and we consider all feedback from our stockholders. We structure our executive compensation program to include significant performance metrics that are aligned with our business strategy and long-term stockholder value creation. This section provides an overview of the philosophy, objectives and components of our executive compensation program for fiscal 2023. In addition, we explain how and why the Talent & Compensation Committee arrived at specific fiscal 2023 compensation policies and decisions for our NEOs.

Philosophy and Objectives

Our "Pay for Performance" Philosophy. We operate in a highly competitive business environment and are subject to a rapidly evolving and extremely competitive executive talent market in the cloud, security and observability markets. To successfully compete and grow our business in this dynamic environment, we need to recruit, incentivize and retain talented and seasoned technology leaders. Our success is critically dependent on the skills, acumen and motivation of our executives, and their ability to rapidly execute at the highest level. To that end, our executive compensation program is shaped by our "pay for performance" philosophy.

The current objectives of our executive compensation program are to:

- Recruit, incentivize and retain highly qualified executive officers who possess the skills and leadership necessary to grow our business;
- Directly link the incentive compensation for our executive officers with achieving or exceeding our strategic and financial performance goals;
- Provide meaningful long-term incentives to align the interests of our executive officers with those of our stockholders;
- Reflect our long-term strategy, which includes a financial strategy of disciplined investing for our future growth;
- Promote a healthy approach to risk and sensitivity to underperformance as well as outperformance; and
- Provide compensation packages that are competitive, reasonable and fair relative to peers, the overall market and performance.

Intense Competition For Talent. We actively compete with other companies in seeking to attract and retain a skilled executive management team. This is particularly prevalent in our industry, where there are a number of rapidly expanding technology companies intensely competing for highly qualified candidates in the cloud, security and observability markets. In addition, the success and prominence of our business in the data market is increasingly attracting the attention of competitors and other companies. This has caused us to increase our focus on retaining employees, particularly our executives, as we are viewed as a company with experienced executive talent that has successfully and rapidly scaled our technology business.

We have responded to this intense competition for leadership talent by implementing compensation policies and practices designed to motivate our executive officers to pursue our corporate objectives while also incentivizing them to create long-term value for our stockholders. Our executive compensation program combines short-term and long-term components, including base salary, annual cash bonuses and long-term equity awards. While featuring performance goals that are challenging to achieve, we believe the Talent & Compensation Committee has developed an appropriate mix of incentives that attracts, motivates and retains each executive officer.

We regularly review and discuss our executive compensation program with our stockholders. We believe that ongoing discussions build mutual trust and alignment with our stockholders. Accordingly, we have a history of strong engagement with our stockholders. Because our ability to compete and succeed in this dynamic environment is directly correlated to our ability to recruit, incentivize and retain talented and seasoned technology executives, we expect it will be necessary to continue to adjust our approach to executive compensation to respond to our needs and to market conditions as they evolve. When doing so, we will always consider the input of our stockholders.

Compensation Process

Role of Talent & Compensation Committee

Pursuant to its charter, the Talent & Compensation Committee is responsible for annually reviewing and approving compensation arrangements for our executive officers, including our CEO, for reviewing and approving corporate goals and objectives relevant to these compensation arrangements, evaluating executive performance, and considering factors related to the performance of the Company, including accomplishment of the Company's long-term strategic and financial goals. In evaluating and determining executive officer compensation, the Talent & Compensation Committee also considers the results of our most recent Say-on-Pay vote and other feedback from our stockholders. For additional information about the Talent & Compensation Committee, see "Corporate Governance at Splunk—Board Meetings and Committees—Talent & Compensation Committee" in this proxy statement.

In making executive compensation decisions, the Talent & Compensation Committee seeks the assistance of its independent compensation consultant, Compensia, as well as our CEO and our management team (except with respect to their own compensation). The Talent & Compensation Committee reviews the cash and equity compensation of our executive officers to properly incentivize and reward them for their performance.

The Talent & Compensation Committee makes compensation decisions after consideration of several factors, including:

- Feedback from our stockholders;
- The performance and experience of each executive officer;
- The scope and strategic impact of the executive officer's responsibilities;
- Our past business performance and future expectations;
- Our long-term goals and strategies;
- The performance of our executive team as a whole;
- The difficulty and cost of replacing high-performing leaders with in-demand skills;

- The past compensation levels of each individual;
- The relative compensation among our executive officers;
- An analysis of the competitiveness of our compensation relative to our compensation peer group;
- Recommendations of our CEO; and
- Consultation with the Talent & Compensation Committee's independent compensation consultant and with management.

Role of Management

The Talent & Compensation Committee consults with members of our management team, including our CEO and our human resources, finance and legal professionals (except with respect to their own compensation), when making compensation decisions. Typically, our CEO and other members of our management team provide the Talent & Compensation Committee with information on corporate and individual performance and their perspective and recommendations on compensation matters. Our CEO makes recommendations to the Talent & Compensation Committee regarding compensation matters, including the compensation of our other executive officers. The Committee uses these recommendations as one of several factors in making compensation decisions, and the Committee's decisions do not necessarily follow the CEO's recommendations.

Role of Compensation Consultant

The Talent & Compensation Committee has the authority to retain the services and obtain the advice of external advisors, including compensation consultants, legal counsel or other advisors, to assist in the evaluation of executive officer compensation. For fiscal 2023, the Committee engaged Compensia to review our executive compensation program, policies and practices, to conduct an executive compensation market analysis and to review our long-term incentive compensation program to help ensure alignment with competitive market practices. Compensia reviewed and advised on all principal aspects of our executive compensation program for fiscal 2023, including:

- Assisting in updating a peer group of publicly traded companies to be used to help assess our executive compensation;
- Assisting in assuring a competitive compensation framework and consistent executive compensation assessment practices relevant to a comparable public company at our stage of development;
- Meeting regularly with the Talent & Compensation Committee to review all elements of executive compensation, including the competitiveness of such compensation elements against those of the companies in our compensation peer group and, where appropriate, broader compensation surveys;
- The design of our annual cash and long-term PSU program; and
- Assisting in the risk assessment of our compensation programs.

Representatives from Compensia attend the meetings of the Talent & Compensation Committee and communicate with members of the Talent & Compensation Committee and our management team outside the formal Talent & Compensation Committee meetings from time to time.

During fiscal 2023, Compensia also performed services for us at the direction of the Talent & Compensation Committee relating to equity utilization and general Talent & Compensation Committee support. Compensia also provided a competitive market analysis and advised the Talent & Compensation Committee in connection with compensation decisions related to the employment of Messrs. Steele and Roberts in order to promote alignment between their new roles and the competitive market for executives in similarly situated roles.

Based on the consideration of the factors specified in the rules of the SEC and the listing standards of The Nasdaq Stock Market, the Talent & Compensation Committee does not believe that its relationship with Compensia and the work of Compensia on behalf of the Talent & Compensation Committee have raised any conflict of interest. The Committee reviews these factors on an annual basis. As part of the Talent & Compensation Committee's determination of Compensia's independence, the Committee received written confirmation from Compensia addressing these factors and supporting the independence determination.

Compensation Peer Group

The Talent & Compensation Committee reviews market data of companies that it believes are comparable to us. With Compensia's assistance, in December 2021, the Talent & Compensation Committee reviewed and updated our then-existing compensation peer group for use when making its fiscal 2023 compensation decisions. The peer group consisted primarily of publicly-traded software and software services companies headquartered in the U.S. that generally had revenue between 0.33x and 3.0x of our revenue and/or had a market capitalization between 0.33x and 3.0x of our market capitalization. The Committee referred to compensation data from this compensation peer group when making fiscal 2023 base salary, cash bonus and equity award decisions for our executive officers. The following is a list of the companies that comprised our fiscal 2023 compensation peer group:

Akamai Technologies	Citrix Systems	Palo Alto Networks	Verisign
ANSYS	Electronic Arts	ServiceNow	VMWare
Arista Networks	Fortinet	SS&C Technologies	Workday
Autodesk	Intuit	Twitter	Zillow Group
Block	Okta	Veeva Systems	

For fiscal 2023, the Talent & Compensation Committee added Okta to the then-existing compensation peer group based on the criteria described above. The remainder of the peer group was unchanged.

The Talent & Compensation Committee considers compensation data from our compensation peer group as one of several factors that inform its judgment of appropriate parameters for compensation levels. The Talent & Compensation Committee does not strictly benchmark compensation to a specific percentile of our compensation peer group, nor does it apply a formula or assign relative weightings to specific compensation elements. The Talent & Compensation Committee believes that over-reliance on benchmarking can result in compensation that is unrelated to the value delivered by our executive officers because compensation benchmarking does not take into account the specific performance of the executive officers, the relative size, growth and performance of the Company, or any unique circumstances or strategic considerations of the Company.

PROXY

Our Executive Compensation Policies and Practices



WHAT WE DO

- Ongoing engagement with our institutional stockholders regarding our compensation policies and practices
- Performance-based cash and equity incentive compensation
- Caps on performance-based cash and equity incentive compensation
- Annual review and approval of our executive compensation strategy
- Significant portion of executive compensation at risk based on corporate performance
- Clawback policy on cash and equity incentive compensation
- Stock ownership guidelines for executive officers and non-employee directors
- Multi-year equity award vesting periods for equity awards
- Independent compensation consultant engaged by the Talent & Compensation Committee
- 100% independent directors on the Talent & Compensation Committee
- Limited perquisites



WHAT WE DON'T DO

- No "single trigger" change in control payments and benefits
- No post-termination retirement or pension-type non-cash benefits or perquisites for our executive officers that are not generally available to our employees
- No tax gross-ups for change in control related excise tax payments
- No short sales, hedging, or pledging of stock ownership positions and transactions involving derivatives of our common stock by employees, officers or directors
- No strict benchmarking of compensation to a specific percentile of our compensation peer group
- No dividend payments on unvested awards

Components of Our Fiscal 2023 Compensation Program

In fiscal 2023, our executive compensation program consisted of the following primary components, all of which are described in more detail below:

- base salary;
- an annual performance-based cash bonus opportunity;
- long-term incentive compensation in the form of time-based RSUs and performance-based PSUs; and
- severance and change in control-related payments and benefits.

In addition, where appropriate and consistent with the philosophy and objectives described above, we provided new executive officers with cash signing bonuses, generally to compensate for imminent compensation payments that would have been forfeited with their prior employer, as described in this "Compensation Discussion and Analysis" for Mr. Steele. We also provide our executive officers with the same comprehensive employee benefit programs that are made available to all eligible employees generally, including medical, dental and vision insurance, a 401(k) plan with a matching contribution component, life and disability insurance, flexible spending and health savings accounts, an employee stock purchase plan, a wellbeing program, post-tax hospital indemnity and critical illness programs, a mental health program and an employee assistance program.

We believe these elements provide a compensation package that attracts and retains qualified individuals, links individual performance to Company performance, focuses the efforts of our NEOs and other executive officers on the achievement of both our short-term and long-term objectives and aligns the interests of our executive officers with those of our stockholders. In fiscal 2023, the Talent & Compensation Committee did not exercise discretion to adjust any NEO performance-based compensation.

Base Salaries

We pay base salaries to our NEOs to compensate them for their services and provide predictable annual income. Base salaries represent the smallest component of our NEO compensation program, and typically reflect each NEO's experience, skills, knowledge and responsibilities, although competitive market data also plays a role in setting salary levels. We do not apply specific formulas to determine salaries or changes in salaries. Instead, the salaries of our NEOs are reviewed on an annual basis by the Talent & Compensation Committee based on our compensation philosophy and objectives.

FISCAL 2023 BASE SALARIES

The Talent & Compensation Committee determined the fiscal 2023 base salary of each of our NEOs after considering a competitive analysis of market data of our compensation peer group provided by Compensia, the recommendations of our CEO, other than with respect to his own base salary, and other factors described in "Compensation Process—Role of Talent & Compensation Committee" above. At the beginning of fiscal 2023, the Talent & Compensation Committee increased the base salaries for each of our then-current NEOs to reflect each individual's responsibilities and performance and to increase their base salaries to more market-competitive levels.

The table below sets forth the annualized base salaries for our NEOs for fiscal 2023.

NEO	Annualized Base Salary	Percentage Increase from Fiscal 2022 Base Salary
Gary Steele	$ 900,000	N/A
Brian Roberts	$ 575,000	N/A
Scott Morgan	$ 525,000	10.5%
Graham Smith	$12,000,000	N/A
Jason Child	$ 575,000	6.5%
Teresa Carlson	$ 600,000	N/A
Shawn Bice	$ 625,000	4.2%

Mr. Smith became our interim CEO in November 2021 and earned $1,000,000 per month in base salary during his period of employment with us, which terminated when Mr. Steele joined the Company in April 2022. Given the temporary and transitional nature of Mr. Smith's role as interim CEO, and his existing meaningful financial stake in the Company at the time of his transition to interim CEO (including unvested equity awards received in connection with his services as a member of our Board), Mr. Smith's compensation was structured to be simple and to be less than the median CEO total direct compensation for the CEOs in our compensation peer group. Other than base salary and eligibility to participate in our standard employee benefits programs applicable to full-time U.S. employees, Mr. Smith received no additional compensation for his services as interim CEO in fiscal 2023. Mr. Child's, Ms. Carlson's and Mr. Bice's employment with the Company terminated in fiscal 2023. Please see above under "CEO and CFO Transition and Named Executive Officers for Fiscal 2023" for a detailed description of how the Talent & Compensation Committee set the initial base salaries for Messrs. Steele and Roberts.

Annual Cash Bonuses

A key objective of our compensation philosophy is to tie a significant portion of each NEO's total direct compensation to company performance. To help accomplish this objective, we provide annual performance-based cash bonus opportunities for our NEOs, which are earned based on the Company's achievement against corporate performance objectives established at the beginning of the fiscal year. As described above, Mr. Smith did not receive an annual cash bonus opportunity in connection with his services as interim CEO.

At the beginning of fiscal 2023, our Board approved the Company's fiscal 2023 operating plan, which included performance objectives that the Talent & Compensation Committee and our CEO used to design our NEOs' target cash bonus opportunities for fiscal 2023. For purposes of our executive bonus plan for fiscal 2023, the Talent & Compensation Committee considered a number of factors in selecting the performance objectives applicable to our NEOs' target annual cash bonus opportunities, including stockholder feedback to consider performance objectives that tied to our business strategy and were appropriate for our ongoing business transformation. The Talent & Compensation Committee determined that revenue-related and cash flow objectives were of critical importance, aligned with the key drivers of success during this phase of our business transformation and reflected the health of our business during the transformation.

FISCAL 2023 TARGET ANNUAL CASH BONUS OPPORTUNITIES

As in prior years, the target annual cash bonus opportunities for our NEOs were expressed as a percentage of their respective base salaries. At the beginning of fiscal 2023, the Talent & Compensation Committee, after considering a competitive analysis of market data of our compensation peer group provided by Compensia and other factors described in "Compensation Process—Role of Talent & Compensation Committee" above, and in consultation with Mr. Smith, determined to maintain the percentages for our NEOs' target annual cash bonus opportunities. Due to the base salary increases described above, the dollar amount of the target annual cash bonus opportunities increased for Messrs. Morgan, Child and Bice. The table below shows the target annual cash bonus opportunity for each NEO as a percentage of his or her base salary and as a corresponding dollar amount.

NEO	Fiscal 2023 Target Bonus as a Percentage of Salary	Fiscal 2023 Target Bonus as a Dollar Amount	Increase from Fiscal 2022 Target Bonus as a Percentage of Salary
Gary Steele	125%	$1,125,000	N/A
Brian Roberts	—	N/A	N/A
Scott Morgan	80%	$ 420,000	0%
Graham Smith	—	N/A	N/A
Jason Child	100%	$ 575,000	0%
Teresa Carlson	100%	$ 600,000	0%
Shawn Bice	100%	$ 625,000	0%

The dollar amounts shown above are on an annualized basis, and fiscal 2023 bonuses were capped at 200% of target for our NEOs. Mr. Steele joined the Company in April 2022, and received a prorated annual cash bonus opportunity for fiscal 2023. Mr. Child's, Ms. Carlson's and Mr. Bice's employment with the Company terminated in fiscal 2023. Upon termination of employment, each forfeited his or her fiscal 2023 annual cash bonus opportunity. Please see above under "CEO and CFO Transition and Named Executive Officers for Fiscal 2023" for a more detailed description of how the Talent & Compensation Committee set the initial annual cash bonus opportunity for Mr. Steele. Mr. Roberts joined the Company in January 2023 and began participating in our annual executive bonus plan in fiscal 2024.

FISCAL 2023 PERFORMANCE OBJECTIVES

In response to stockholder feedback, we eliminated overlapping metrics in our annual executive bonus plan and our PSU program. In order to motivate and incentivize our executives to drive top-line growth in our business while enhancing their focus on specific financial goals considered important to the Company's long-term growth and stockholder value creation, our fiscal 2023 annual executive bonus plan incorporated ARR (weighted 60%) and operating cash flow (weighted 40%) performance goals. ARR represents the annualized revenue run-rate of active cloud services, term license and maintenance contracts at the end of a reporting period as reported in our Annual Report on Form 10-K for the year ended January 31, 2023, but excluding any ARR recognized during the performance period from acquisitions made during fiscal 2023.

In March 2022, the Talent & Compensation Committee established target levels for ARR and operating cash flow performance for fiscal 2023 that it considered very aggressive, yet achievable with focused effort and execution by our NEOs. These target levels also reflected a rigorous increase in growth relative to our prior fiscal year ARR and operating cash flow achievement. For example, our fiscal 2023 ARR target established in March 2022 reflected an increase of 29% over our fiscal 2022 ARR results, and maximum achievement required an increase of 33% or more over our fiscal 2022 ARR results. Our fiscal 2023 operating cash flow target established in March 2022 reflected an increase of 293% over our fiscal 2022 operating cash flow results, and maximum achievement required an increase of 371% or more over our fiscal 2022 operating cash flow results. These performance target levels were selected and designed to drive increased ARR and operating cash flow, which the Talent & Compensation Committee believed would increase stockholder value consistent with our overall growth strategy.

The following chart presents the tiers of the bonus payout multiples at target and relative to the target based on ARR achievement (with linear interpolation in between tiers).

	Fiscal 2023 ARR (in millions)[1]	YoY ARR Growth	Bonus Payout Multiple Relative to Target
Max	$4,136 or more	33%	200%
	$4,107	32%	175%
	$4,077	31%	150%
	$4,047	30%	125%
Target	$4,017	29%	100%
	$3,987	28%	95%
	$3,957	27%	90%
	$3,927	26%	85%
	$3,897	25%	80%
	$3,867	24%	75%
Threshold	$3,848	23%	50%
	Less than $3,848	Less than 23%	0%

[1] Excluding ARR recognized during the fiscal year from acquisitions made during the fiscal year

The following chart presents the tiers of the bonus payout multiples at target and relative to the target based on operating cash flow ("OCF") achievement (with linear interpolation in between tiers).

	Fiscal 2023 OCF (in millions)[1]	YoY OCF Growth	Bonus Payout Multiple Relative to Target
Max	$603 or more	371%	200%
	$578	351%	175%
	$553	332%	150%
	$528	312%	125%
Target	$503	293%	100%
	$483	277%	95%
	$463	262%	90%
	$443	246%	85%
	$423	230%	80%
	$403	215%	75%
Threshold	$383	199%	50%
	Less than $383	Less than 199%	0%

[1] Excluding operating cash flow recognized during the fiscal year from acquisitions made during the fiscal year

FISCAL 2023 CASH BONUS PAYMENTS

Following the second quarter of fiscal 2023, the Talent & Compensation Committee reviewed our ARR and operating cash flow performance against the targets applicable to the target annual cash bonus opportunities of our NEOs and determined that we were not on track to achieve our fiscal 2023 ARR target. Accordingly, the Talent & Compensation Committee did not approve semi-annual bonus payments for NEOs as in fiscal 2022. After the conclusion of fiscal 2023, the Talent & Compensation Committee evaluated our performance against the ARR and operating cash flow targets for the full fiscal year. The Committee determined that we had not achieved the threshold ARR for fiscal 2023. The Committee determined that we achieved operating cash flow of approximately $450 million, which represented an approximately 244% increase from our fiscal 2022 operating cash flow. The Talent & Compensation Committee excluded the impact of acquisitions in fiscal 2023 from the ARR and operating cash flow metrics in accordance with the terms of the fiscal 2023 annual bonus plan. In accordance with the payout multiples established under the executive bonus plan, the Talent & Compensation Committee approved bonus payments to Messrs. Steele and Morgan in an amount that resulted in a total fiscal 2023 bonus payment for each equaling 34.72% of the NEO's respective fiscal 2023 target annual cash bonus opportunity. Mr. Smith was not eligible for an annual cash bonus. Mr. Child's, Ms. Carlson's and Mr. Bice's employment with the Company terminated in fiscal 2023; upon termination of employment, each forfeited his or her fiscal 2023 annual cash bonus opportunity. Mr. Roberts joined the Company in January 2023, and began participating in our annual executive bonus plan in fiscal 2024.

The following table summarizes the target and the actual annual cash bonus payments made to our NEOs for fiscal 2023 (with the actual payment for Mr. Steele based on his employment start date in April 2022):

NEO	Fiscal 2023 Target Bonus as a Dollar Amount	Fiscal 2023 Cash Bonus Paid
Gary Steele	$1,125,000	$ 316,761
Brian Roberts	N/A	N/A
Scott Morgan	$ 420,000	$145,824
Graham Smith	N/A	N/A
Jason Child	N/A	N/A
Teresa Carlson	N/A	N/A
Shawn Bice	N/A	N/A

Long-Term Equity Compensation

The most significant component of our NEO compensation program is performance-based long-term equity incentives. These equity incentives focus the efforts of our NEOs and other executive officers on the achievement of long-term objectives and align the interests of our executive officers with those of our stockholders. The value of the equity awards is dependent on our stock price performance, and it is maximized when the Company achieves strong long-term performance.

In fiscal 2023, these equity awards consisted of time-based RSUs and performance-based PSUs. We believe that RSUs offer predictable value delivery and promote retention of our executive officers while aligning their interests with the long-term interests of our stockholders in a manner consistent with competitive market practices. As described in more detail below, in fiscal 2023 we initiated a transition to a PSU program with a three-year rTSR performance metric with interim earning opportunities (with the interim earning opportunities not to exceed one-third of target).

We believe that the fiscal 2023 PSUs directly link a significant portion of our executive officers' target total direct compensation to our stock price performance. Together, RSUs and PSUs are important tools to motivate and retain our highly valuable executive officers, since the value of the awards is delivered to our executive officers over three- or four-year periods, subject to their continued service. We may modify our equity award program from one fiscal year to the next, including performance targets, for our executive officers, including our NEOs, to continue to maintain a strong alignment of their interests with the interests of our stockholders.

In fiscal 2023, the Talent & Compensation Committee, in consultation with Mr. Smith (other than with respect to his own equity awards) and Compensia determined the size, mix, material terms and, in the case of PSUs, performance metrics of the equity awards granted to our executive officers, after taking into account the factors described in "Compensation Process—Role of Talent & Compensation Committee" above.

FISCAL 2023 EQUITY AWARDS

Annual Equity Awards. In March 2022, the Talent & Compensation Committee granted RSUs and PSUs to each of our then-current NEOs, other than Ms. Carlson, whose employment with us terminated in March 2022. As described above, Mr. Smith did not receive an equity award in connection with his employment as our interim CEO and therefore does not hold any PSUs or, other than the RSUs granted to him in connection with his service as a member of our Board, any RSUs. The Talent & Compensation Committee granted RSUs and PSUs to Messrs. Steele and Roberts in connection with the commencement of their employment with us, after taking into account the factors described under "Executive Summary—CEO and CFO Transition and Named Executive Officers for Fiscal 2023," and "Compensation Process—Role of Talent & Compensation Committee" above. Otherwise, each grant to our NEOs in fiscal 2023 was made by the Talent & Compensation Committee in consultation with Compensia and after taking into account a competitive market analysis prepared by Compensia, as well the factors described in "Compensation Process—Role of Talent & Compensation Committee" above. The following table sets forth the number of shares of our common stock subject to the RSUs and PSUs granted to each NEO in March 2022 or, with respect to Messrs. Steele and Roberts, in connection with the commencement of their employment.

NEO	Nature of Equity Awards	Percentage of Award as RSUs	RSUs (number of shares)	Percentage of Award as PSUs	Target PSUs (number of shares)	Total Target Value ($)
Gary Steele	New Hire	40%	96,034	60%	144,052	30,000,000
Brian Roberts[1]	New Hire	31%	59,802	69%	—	16,000,000
Scott Morgan	Annual	40%	20,446	60%	30,669	6,000,000
Graham Smith	—	—	—	—	—	—
Jason Child	Annual	40%	30,669	60%	46,004	9,000,000
Teresa Carlson	—	—	—	—	—	—
Shawn Bice	Annual	40%	34,077	60%	51,115	10,000,000

[1] The amounts reported in the Percentage of Award as PSUs column and Total Target Value column include the PSUs granted to Mr. Roberts in fiscal 2024.

The values of the PSUs reflected in the Summary Compensation Table are different from, and higher than, the intended values reflected in the table above. This is because the values reported in the Summary Compensation Table are valued under accounting rules intended to capture the "grant date fair value" of the PSUs for accounting purposes using a "Monte Carlo" valuation methodology, which is influenced by numerous factors, including interest rates and stock volatility. This "grant date fair value" is used to expense the PSUs under relevant accounting rules. We believe that the intended values of the PSUs reflected in the table above are a more accurate representation of the values intended to be delivered to our NEOs.

The target number of shares of our common stock subject to the fiscal 2023 PSUs represents the number of shares eligible to be earned and subsequently eligible to vest based on the target level performance of the rTSR metric, described below, for fiscal 2023. Mr. Roberts joined the Company in January 2023 and received PSUs in fiscal 2024; consequently, no award is shown under "Target PSUs," above, for Mr. Roberts. Messrs. Child's and Bice's employment with the Company terminated in fiscal 2023; upon termination of employment, each forfeited his fiscal 2023 RSUs and PSUs. Ms. Carlson did not receive a 2023 RSU or PSU award due to her termination of employment in March 2022.

The RSUs granted to our NEOs in fiscal 2023 vest over three years with approximately 33.33% vesting on March 10, 2023, and approximately 66.66% vesting quarterly thereafter over the remaining two years in approximately equal installments, subject to the NEO's continued service with us on each vesting date. For Mr. Steele, the RSUs granted to him in fiscal 2023 are scheduled to vest over four years, with approximately 25% scheduled to vest on March 10, 2023, and approximately 75% scheduled to vest quarterly thereafter over the remaining three years in approximately equal installments. For Mr. Roberts, the RSUs granted to him in fiscal 2023 are scheduled to vest over four years, with approximately 25% scheduled to vest on March 10, 2024, and approximately 75% scheduled to vest quarterly thereafter over the remaining three years in approximately equal installments.

As described above, in fiscal 2023 we initiated a transition to a PSU program with a three-year rTSR performance metric with interim earning opportunities, as follows:

- The fiscal 2023 PSUs include interim payout opportunities at the end of the first and second year of the three-year performance period. These interim payout opportunities were designed to provide a vesting opportunity based on rTSR performance as we transition to a 3-year cliff goal. Beginning in fiscal 2025 we expect our PSU awards to be eligible for vesting in fiscal 2028, at the conclusion of the three-year performance period.

- These two interim payout opportunities are each capped at one-third of the target level payout for the PSUs, based on rTSR performance and continued service through the end of the relevant year.

- For each interim payout opportunity, any upside above one-third of the target level payout cannot be earned until the conclusion of the three-year performance period (and would be based on rTSR performance through the conclusion of the three-year performance period).

- The minimum (threshold), target and maximum rTSR metrics for the fiscal 2023 program are the 25th, 55th and 75th percentile, respectively, compared to the constituents of the SPDR S&P Software & Services ETF (XSW) for (x) the two interim payout opportunities (capped at target) and (y) the third payout opportunity at the end of the three-year performance period.

- The third payout at the conclusion of the three-year performance period is capped at the target level if the Company's absolute total stockholder return is negative.

- The Talent & Compensation Committee selected the SPDR S&P Software & Services ETF (XSW) given (x) its representation of our technology industry peers and (y) that it is challenging relative to other potential benchmark indices, having outperformed the Dow Jones, S&P 500 and Russell 2000 on a five-year basis over the five years preceding the grant date of the PSUs.

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Illustration of FY23 PSU Program Performance Period / Vesting Terms


March 2022
Year One 2023
Year Two 2024
Year Three 2025
Fiscal 2023 PSU Grant
Tranche 1 (Up to 33% of Target)
Tranche 2 (Up to 33% of Target)
Tranche 3 (Up to 200% of Target, less shares previously earned for Tranches 1 and 2)

Tranche 1:

1-Year Performance Period

- Measures 1-year relative TSR performance
- Up to 33% of target shares may be earned and vested (payout initially capped at target regardless of one-year rTSR performance)

Tranche 2:

2-Year Performance Period

- Measures 2-year relative TSR performance
- Up to 33% of target shares may be earned and vested (payout initially capped at target regardless of two-year rTSR performance)

Tranche 3:

3-Year Performance Period

- Measures 3-year relative TSR performance
- Payout percentage applies to the total target number of shares granted
- Up to 200% of total target shares may be earned and vested, less shares previously earned for tranches 1 and 2
- If absolute TSR is negative, no more than target shares may be earned and vested, less shares previously earned for tranches 1 and 2

	FY23	FY24	FY25	FY26	FY27
FY23 Grant (Actual)	**Tranche 1** (1 year - No upside) Vests March FY24, if earned	**Tranche 2** (2 years - No upside) Vests March FY25, if earned	**Tranche 3** (3 years - Full upside) Vests March FY26, if earned		
FY24 Grant (Actual)		**Tranche 1** (2 years - No upside) Vests March FY26, if earned		**Tranche 2** (3 years - Full upside) Vests March FY27, if earned	
FY25 Grant (Anticipated)			**Single Tranche** (3 years - Full upside) Vests March FY28, if earned		

Earned PSU Awards. As noted above, the fiscal 2023 PSUs include an interim payout opportunity after the end of the first year of the three-year performance period, capped at one-third of the target level payout for the PSUs, based on rTSR performance and continued service through the end of the first year. For the first fiscal year covered by the fiscal 2023 PSUs, we achieved rTSR of approximately the 56th percentile.

Based on our actual performance, the Talent & Compensation Committee determined that 100% of each NEO's target PSU award was earned for the first 1/3rd vesting tranche. The following chart summarizes the target number of PSUs eligible to be earned for the first performance period and the actual number of PSUs earned by each NEO, in each case during fiscal 2023:

NEO	Target PSUs (number of shares)	Number of Earned PSUs (number of shares)
Gary Steele	48,017	48,017
Brian Roberts	—	—
Scott Morgan	10,223	10,223
Graham Smith	—	—
Jason Child	15,334	—
Teresa Carlson	—	—
Shawn Bice	17,038	—

Mr. Smith did not receive an equity award in connection with his employment as our interim CEO and therefore does not hold any PSUs or, other than the RSUs granted to him in connection with his service as a member of our Board, any RSUs. Ms. Carlson did not receive any equity awards in fiscal 2023 due to the termination of her employment with us in March 2022. In connection with their respective terminations of employment with the Company in fiscal 2023, Messrs. Child's Bice's fiscal 2023 PSUs were forfeited in accordance with the terms of their PSU award agreements. Mr. Roberts joined the Company in January 2023 and received PSUs in fiscal 2024.

PAYOUT OF FISCAL 2020-2022 STOCK PRICE PSUs

As disclosed in previous proxy statements, the fiscal 2020, 2021 and 2022 PSU programs included an overall modifier to any earned corporate PSUs that provided for an opportunity to earn additional stock price PSUs beginning in June 2021, June 2022 and June 2023, respectively, depending on the Company's stock price growth rate as compared to the SPDR S&P Software & Services ETF (XSW) since March 2019, March 2020 and March 2021, respectively. Based on the Company's stock price growth rate, no stock price PSUs were earned under the fiscal 2020, 2021 and 2022 PSU programs during fiscal 2023.

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Severance and Change in Control-Related Benefits

Our NEOs other than Mr. Smith are provided certain protections in their employment letters and equity award agreements in the event of their termination of employment under specified circumstances, including in connection with a change in control of the Company. We believe that these protections serve our retention objectives by permitting our NEOs to maintain continued focus and dedication to their responsibilities in order to maximize stockholder value, including in the event of a transaction that could result in a change in control of the Company. The chart below describes the material terms of these benefits for our NEOs.

Triggering Event(s)	Benefits
Employment is terminated without cause or the NEO resigns for good reason, within either six months before or 18 months after a Company change in control	• A lump sum payment equal to 12 months of the NEO's then-current base salary (24 months, in the case of Mr. Steele), plus 100% of the NEO's annual target bonus for the year of termination (24 months of annual target bonus plus a pro-rated portion of annual target bonus for the year of termination, in the case of Mr. Steele), less any amounts already paid for such year; • Payment by us for up to 12 months of COBRA premiums to continue health insurance coverage for the NEO and eligible dependents (18 months, in the case of Mr. Steele), or a lump sum payment of $24,000 ($36,000, in the case of Mr. Steele) if paying for COBRA premiums would cause imposition of an excise tax or failure of non-discrimination tests; and • All outstanding equity awards subject only to time-vesting conditions (including PSUs that become earned and performance-vested at the time of termination) will become 100% time-vested. In each case subject to the NEO timely signing a release of claims in favor of the Company that becomes effective.
Employment is terminated without cause, other than in connection with a Company change in control as described above	• A lump sum payment equal to six months of the NEO's then-current base salary (18 months, in the case of Mr. Steele), plus a pro-rated portion of the NEO's annual target bonus for the year of termination, less any amounts already paid for such year; • Payment by us for up to six months of COBRA premiums to continue health insurance coverage for the NEO and eligible dependents (12 months, in the case of Mr. Steele), or a lump sum payment of $12,000 ($24,000, in the case of Mr. Steele) if paying for COBRA premiums would cause imposition of an excise tax or failure of non-discrimination tests; and • All outstanding equity awards subject only to time-vesting conditions (including PSUs that become earned and performance-vested at the time of termination) that would have time-vested in the six-month period following termination will accelerate vesting (12 months, in the case of Mr. Steele). In each case subject to the NEO timely signing a release of claims in favor of the Company that becomes effective. In November 2021, shortly after Douglas Merritt's employment as our President and CEO was terminated, the Talent & Compensation Committee temporarily increased the severance payments and benefits described above for our NEOs until the 12-month anniversary of the start date of the first new (non-interim) CEO as follows. If the relevant termination of employment occurred on or before the 12-month anniversary of the start date of the first new (non-interim) CEO, (1) the portion of the NEO's lump sum severance payment equal to six months of then-current base salary increased from six to 12 months, (2) the payment by us for up to six months of the NEO's COBRA premiums, or a lump sum payment of $12,000 in lieu thereof as described above, increased to 12 months and $24,000, respectively, and (3) the six months of accelerated vesting of the NEO's outstanding equity awards as described above increased to 12 months. The Talent & Compensation Committee determined that such temporary enhanced severance payments and benefits served our retention objectives by permitting our NEOs to maintain continued focus and dedication to their responsibilities in order to maximize stockholder value during the CEO transition. These temporary enhanced severance arrangements did not apply to Messrs. Smith, Steele or Roberts. Mr. Steele was appointed President and CEO effective April 11, 2022. Consequently, these temporary enhanced severance arrangements expired effective April 11, 2023.

In the event of a Company change in control, outstanding stock price PSUs granted prior to fiscal 2023 under our previous PSU structure will be deemed earned based on stock price growth measured through the date of the change in control, and will become subject to the same time-based vesting conditions as the corporate PSUs to which they relate. With respect to the fiscal 2023 PSUs, in the event of a Company change in control, (1) rTSR will be measured, and the PSUs will correspondingly performance-vest, as of the date of such change in control; (2) a portion of the performance-vested PSUs will time-vest on the date of such change in control on a prorated basis (based on months of service through such date); and (3) the portion of the performance-vested PSUs that do not time-vest pursuant to the preceding clause will remain subject to time-vesting conditions following such change in control. In the event of a Company change in control, if the successor corporation does not assume or substitute for an equity award, the award will fully vest and, with respect to awards with performance-based vesting conditions, all performance metrics or other vesting criteria will be deemed achieved at 100% of target levels and all other terms and conditions will be deemed met.

In addition, in the event any of the payments provided for under their employment letters, or otherwise payable to an NEO, would constitute "parachute payments" within the meaning of Section 280G of the Internal Revenue Code of 1986, as amended (the "Tax Code"), and would be subject to the related excise tax under Section 4999 of the Tax Code, he or she would be entitled to receive either full payment of the benefits or such lesser amount which would result in no portion of the benefits being subject to the excise tax, whichever results in the greater amount of after-tax benefits to such NEO. No employment letter with any of our NEOs provides for any excise tax reimbursement or "gross-up" payments.

Under our equity plans, our employees, including our executive officers, and our non-employee directors are entitled to vesting acceleration benefits for their outstanding and unvested equity awards in the event of their death. See "Compensation Tables—Equity Acceleration Death Benefit" for further information.

Other Compensation Policies and Information

Recent Fiscal 2024 Compensation Decisions

In March 2023, the Talent & Compensation Committee conducted its annual executive compensation review and made fiscal 2024 compensation decisions for our continuing NEOs as set forth below. In making these decisions, the Committee considered a competitive analysis of market data of our compensation peer group provided by Compensia, the recommendations of our CEO, other than with respect to his own base salary, and other factors described in "Discussion of Our Fiscal 2023 Executive Compensation Program—Compensation Process—Role of Talent & Compensation Committee."

- Maintained the base salaries of continuing NEOs.
- Maintained the continuing NEOs' target annual cash bonus as a percentage of base salary at the same levels.
- Replaced operating cash flow metric with free cash flow in our executive annual bonus plan to reflect continued focus on profitability and efficient use of capital.
- Maintained the mix of fiscal 2023 equity awards for all continuing NEOs, including our CEO, of at least 60% PSUs.

Employment Letter with Mr. Smith

Following the termination of Douglas Merritt as our President and CEO in November 2021, Graham Smith, the Chair of our Board, became our interim CEO and we entered into an employment letter with Mr. Smith. Given the temporary and transitional nature of Mr. Smith's role as interim CEO, and his existing meaningful financial stake in the Company at the time of his transition to interim CEO (including through unvested equity awards received in connection with his services as a member of our Board), the Talent & Compensation Committee, with the assistance of Compensia, structured Mr. Smith's compensation to be simple and to be less than the median CEO total direct compensation for the CEOs in our compensation peer group at the time of the transition. Mr. Smith's employment letter provided for a base salary for the term he served as interim CEO at a rate of $1,000,000 per month, as well as eligibility to participate in our standard employee benefit programs applicable to full-time U.S. employees. In connection with his services as interim CEO, Mr. Smith was not eligible for an annual cash bonus opportunity or equity awards. We determined this was appropriate not only given the temporary and transitional nature of Mr. Smith's role as interim CEO and his existing meaningful financial stake in the Company, but also given that at the time he commenced his role as interim CEO, more than three-quarters of the one-year performance periods within our fiscal 2022 annual and long-term performance-based incentive programs had elapsed. During his term as interim CEO, Mr. Smith's equity awards previously granted to him in connection with his services as a member of our Board continued to vest, and he did not receive any other compensation for his services as a member of our Board.

PROXY

Termination of the Employment of Mr. Child

In September 2022, Mr. Child informed us of his decision to resign as the Company's Senior Vice President and Chief Financial Officer, effective as of September 26, 2022. In connection with his resignation, on September 26, 2022, the Company entered into an amendment to Mr. Child's employment offer letter dated April 16, 2019, as amended on November 30, 2021, pursuant to which Mr. Child agreed to serve as strategic advisor to the Company's President and Chief Executive Officer through November 1, 2022, after which time Mr. Child's employment with the Company terminated. Mr. Child's termination constituted a voluntary resignation under his employment offer letter. Consequently, Mr. Child did not receive any severance payments or benefits in connection with the termination of his employment with us.

Termination of the Employment of Ms. Carlson

Ms. Carlson's employment with us terminated in March 2022; this termination constituted a termination of her employment by us without "cause" under Section 8(b) of her employment letter with us, and gave rise to the corresponding severance payments and benefits under her employment letter, which are described in further detail above under "Discussion of Our Fiscal 2023 Executive Compensation Program—Components of Our Fiscal 2023 Compensation Program—Severance and Change in Control-Related Benefits."

Termination of the Employment of Mr. Bice

In May 2022, Mr. Bice informed the Company of his decision to resign as the Company's President, Products and Technology, effective as of June 16, 2022. Mr. Bice's termination constituted a voluntary resignation under his employment offer letter. At the time of his resignation, Mr. Bice had vested in 50% of his cash signing bonus. Mr. Bice was not entitled to any severance payments or benefits in connection with the termination of his employment with us under his employment offer letter. However, the Talent & Compensation Committee determined that it would be in the best interests of the Company to release Mr. Bice from his obligations to repay the 50% portion of his cash signing bonus that was still unvested under his employment letter in exchange for a signed release of claims against the Company and other covenants, including non-disclosure, non-disparagement, and cooperation covenants in favor of the Company. Please see the All Other Compensation column of the Summary Compensation Table of this proxy statement for more information.

Employee Benefits and Perquisites

We provide employee benefits to all eligible employees in the United States, including our NEOs, which the Talent & Compensation Committee believes are reasonable and consistent with its overall compensation objective to better enable us to attract and retain highly talented employees. These benefits include medical, dental and vision insurance, a 401(k) plan with a matching contribution component, life and disability insurance, flexible spending and health savings accounts, an employee stock purchase plan, a wellbeing program, post-tax hospital indemnity and critical illness programs and a mental health program.

In fiscal 2023, we did not provide our NEOs with any material perquisites.

Stock Ownership Guidelines

Our Board believes that our non-employee directors and executive officers should hold a meaningful financial stake in the Company in order to further align their interests with those of our stockholders. To promote this belief, our Board has adopted stock ownership guidelines requiring our executive officers to achieve certain stock ownership levels within five years of the later of (i) September 13, 2018, or such later date as specified in the stock ownership guidelines, or (ii) such executive officer's hire, appointment, promotion or election date, as applicable. To further align the interests of our NEOs with those of our stockholders, these guidelines were last amended in fiscal 2023. As so amended, the current stock ownership guidelines are set forth below:

- Our CEO must own the lesser of (i) shares of Company common stock with a value of six times his or her annual base salary and (ii) 50,000 shares; and
- Each other executive officer who reports directly to our CEO must own the lesser of (i) shares of Company common stock with a value of three times his or her annual base salary and (ii) 15,000 shares.

The salary multiples above are consistent with current market practices, and the alternative share number thresholds are intended to provide our executive officers with certainty as to whether the guidelines are met, regardless of our then-current stock price. If an executive officer fails to meet the ownership guidelines within the applicable compliance period, he or she will be required to hold 50% of the shares of Company common stock acquired (which will be calculated based on net shares after taxes) through our equity incentive plans until such time as he or she meets the required ownership guidelines. Unvested equity awards and unexercised stock options do not count toward meeting the stock ownership guidelines.

As of the end of fiscal 2023, all of our continuing NEOs have met, exceeded, or are on track to meet, these guidelines based on their current rate of stock accumulations in the time frames set out in the guidelines.

See "Corporate Governance at Splunk—Non-Employee Director Compensation—Stock Ownership Guidelines" for information about the stock ownership guidelines applicable to our non-employee directors.

Clawback Policy

We have a Clawback Policy pursuant to which we may seek the recovery of cash performance-based incentive compensation paid by us as well as performance-based equity awards, including PSUs. The Clawback Policy applies to our CEO and to all officers who report directly to our CEO. The Clawback Policy provides that if (i) we restate our financial statements as a result of a material error; (ii) the amount of cash incentive compensation or performance-based equity compensation that was paid or is payable based on achievement of specific financial results paid to a covered individual would have been less if the financial statements had been correct; (iii) no more than two years have elapsed since the original filing date of the financial statements upon which the incentive compensation was determined; and (iv) the Talent & Compensation Committee unanimously concludes, in its sole discretion, that fraud or intentional misconduct by such individual caused the material error and it would be in our best interests to seek from such individual recovery of the excess compensation (minus taxes paid or payable by such individual on such excess compensation), then the Talent & Compensation Committee may, in its sole discretion, seek from such individual repayment to the Company of an amount up to the amount of such excess compensation. We expect to amend the Clawback Policy in fiscal 2024 to reflect new incentive-based compensation recovery rules established by The Nasdaq Stock Market pursuant to the Dodd-Frank Wall Street Reform and Consumer Protection Act of 2010.

Anti-Hedging and Anti-Pledging Policy; Stock Trading Practices

We maintain an Insider Trading Policy that, among other things, prohibits our executive officers, including our NEOs, from trading during quarterly and special closed trading windows. The Insider Trading Policy also prohibits our executive officers, including our NEOs, from engaging in short sales, hedging, swaps, exchange funds and similar transactions designed to decrease the risks associated with holding the Company's securities, as well as pledging the Company's securities as collateral for loans, transactions involving derivative securities relating to our common stock, and holding Company securities in a margin account. None of the Company's subsidiaries have publicly traded equity securities. Our Insider Trading Policy requires all executive officers subject to Section 16 of the Securities Exchange Act of 1934, as amended ("Section 16 Officers"), including our NEOs, to obtain written pre-clearance from the Insider Trading Compliance Officer or his or her designee prior to buying, selling, or engaging in any other transaction in the Company's securities.

Further, we have adopted Rule 10b5-1 Trading Plan Guidelines that permit our Section 16 Officers, including our NEOs, to adopt 10b5-1 plans. Under our 10b5-1 Trading Plan Guidelines, 10b5-1 plans may only be adopted or modified during an open trading window under our Insider Trading Policy and only when the relevant NEO does not otherwise possess material nonpublic information about the Company. All 10b5-1 plans must comply with the revised rules applicable to 10b5-1 plans and must be approved by our Insider Trading Compliance officer or a designee.

Impact of Accounting and Tax Requirements on Compensation

Deductibility of Executive Compensation

Generally, Section 162(m) of the Tax Code, or Section 162(m), disallows a tax deduction to any publicly-held corporation for any remuneration in excess of $1 million paid in any taxable year to its chief executive officer, chief financial officer, and certain other current and former highly compensated officers that qualify as covered employees within the meaning of Section 162(m). The Talent & Compensation Committee has not previously taken the deductibility limit imposed by Section 162(m) into consideration in setting compensation for our current and former executive officers and does not currently have any immediate plans to do so. The Talent & Compensation Committee may, in its judgment, authorize compensation payments that are not fully tax deductible when it believes that such payments are appropriate to attract and retain executive talent or meet other business objectives. The Talent & Compensation Committee intends to continue to compensate our current and former executive officers in a manner consistent with our best interests and the best interests of our stockholders.

Taxation of "Parachute" Payments and Deferred Compensation

We do not provide our NEOs with a "gross-up" or other reimbursement payment for any tax liability that he or she might owe as a result of the application of Sections 280G, 4999, or 409A of the Tax Code. Sections 280G and 4999 of the Tax Code provide that executive officers, directors who hold significant equity interests in our Company, and certain other service providers may be subject to an excise tax if they receive payments or benefits in connection with a change in control of our Company that exceeds certain prescribed limits, and that the Company, or a successor, may forfeit a deduction on the amounts subject to this additional tax. Section 409A of the Tax Code also imposes additional significant taxes on an executive officer, director or other service provider to the Company in the event that he or she receives "deferred compensation" that does not meet certain requirements of Section 409A of the Tax Code.

Accounting for Stock-Based Compensation

We follow The Financial Accounting Standards Board Accounting Standards Codification Topic 718, or ASC Topic 718, for our stock-based awards. ASC Topic 718 requires companies to measure the compensation expense for all share-based payment awards made to employees and directors, including stock options, restricted stock unit awards and performance unit awards (including PSUs), based on the grant date "fair value" of these awards. This calculation is performed for accounting purposes and reported in the compensation tables below for equity awards to our NEOs as required by the applicable SEC rules. ASC Topic 718 also requires companies to recognize the compensation cost of their stock-based compensation awards in their income statements over the period that the recipient of such compensation is required to render service in exchange for the option or other award.

For performance unit awards (including PSUs), stock-based compensation expense recognized may be adjusted over the performance period based on interim estimates of performance against pre-set objectives.

Compensation Risk Assessment

The Talent & Compensation Committee, with the assistance of Compensia, assesses and considers potential risks when reviewing and approving our compensation programs, policies and practices for our executive officers and our employees. We designed our compensation programs, including our incentive compensation plans, with features to address potential risks while rewarding employees for achieving financial and strategic objectives through prudent business judgment and appropriate risk taking. Based upon its assessment, the Talent & Compensation Committee believes that any risks arising from our compensation programs do not create disproportionate incentives for our employees to take risks that are reasonably likely to have a material adverse effect on us.

Talent & Compensation Committee Report

As noted above, our Board reorganized the Talent & Compensation Committee during fiscal 2023. The Talent & Compensation Committee of our Board is now comprised of Graham Smith, who joined in April 2022, and Kenneth Hao and Rick Wallace, who joined in October 2022. The Talent & Compensation Committee has reviewed and discussed the Compensation Discussion and Analysis required by Item 402(b) of Regulation S-K with management and, based on such review and discussions, the Talent & Compensation Committee recommended to our Board that this Compensation Discussion and Analysis be included in this proxy statement.

TALENT & COMPENSATION COMMITTEE OF THE BOARD OF DIRECTORS

Graham V. Smith *(Chair)*
Kenneth Hao
Richard Wallace

Compensation Tables

Summary Compensation Table

The following table summarizes the compensation that we paid to or was earned by each of our NEOs for the fiscal years ended January 31, 2023, 2022 and 2021, and their principal position with us as of the fiscal year ended January 31, 2023.

Name and Principal Position	Fiscal Year	Salary ($)	Bonus ($)	Stock Awards ($)[1]	Non-Equity Incentive Plan Compensation ($)	All Other Compensation ($)	Total ($)
Gary Steele[2] President, Chief Executive Officer and Director	2023	729,863	8,000,000[3]	42,154,016	316,761	12,080[4]	51,212,720
Brian Roberts[5] Chief Financial Officer	2023	14,178	—	5,567,566	—	853[4]	5,582,597
Scott Morgan Senior Vice President, Chief Legal Officer, Global Affairs and Secretary	2023	525,000	—	8,616,149	145,824	10,119[4]	9,297,092
	2022	475,000	—	5,399,953	637,336	61,776[6]	6,574,065
	2021	430,000		6,851,708	320,776	3,545[7]	7,606,029
Graham Smith[8] Former Interim Chief Executive Officer and Director	2023	2,367,798	—	197,403	—	213[4]	2,565,414
	2022	2,740,137	—	269,398	—	853[6]	3,010,388
Jason Child[9] Former Senior Vice President and Chief Financial Officer	2023	431,644	—	12,924,646	—	8,823[4]	13,365,113
	2022	540,000	—	8,565,464	905,688	67,430[6]	10,078,582
	2021	485,000	—	10,734,528	413,492	4,010[7]	11,637,030
Teresa Carlson[10] Former President and Chief Growth Officer	2023	96,986	—	—	—	5,874,176[4]	5,971,162
	2022	473,425	3,250,000[11]	14,773,270	794,028	60,157[6]	19,350,880
Shawn Bice[12] Former President of Products and Technology	2023	232,877	—	14,360,453	—	4,253,125[4][13]	18,846,455
	2022	402,740	8,500,000[13]	11,222,763	675,475[10]	61,481[6]	20,862,459

[1] The amounts reported in the Stock Awards column reflect the aggregate grant date fair value of the RSUs granted to our NEOs in fiscal 2023, 2022 and 2021 and the PSUs granted to our NEOs in fiscal 2023, 2022 and 2021, as computed in accordance with ASC Topic 718. The fiscal 2023 PSUs contain a market-related (relative total stockholder return) goal. Consistent with the applicable accounting standards, the grant date fair value of the fiscal 2023 PSUs has been determined using a Monte Carlo simulation model. For fiscal 2022, the estimated fair value of PSUs is calculated based on the probable outcome of the performance measures for the applicable performance period as of the date on which the PSUs were granted for accounting purposes. The estimated fair value of the fiscal 2021 PSUs is calculated based on (a) the probable outcome of the performance measures for such PSUs, which were granted in March 2020, and (b) the incremental fair value of the modification of such PSUs based on the probable outcome of the performance measures calculated as of October 27, 2020, the date on which such PSUs were modified. We accounted for this change as a Type III modification under ASC Topic 718 as the expectation of the achievement of certain performance conditions related to these awards changed from improbable to probable post-modification. Post-modification stock-based compensation expense related to these awards will be recognized based on the modification date fair value over their remaining service period, under the graded-vesting attribution method. The fiscal 2022 and fiscal 2021 PSUs include both corporate performance and market-related (stock price modifier) goals. Consistent with the applicable accounting standards, the grant date fair value of the stock price modifier component has been determined using a Monte Carlo simulation model. The assumptions used in the valuation of these awards are consistent with the valuation methodologies specified in the notes to our consolidated financial statements included in our Annual Report on Form 10-K for the fiscal year ended January 31, 2023. Notwithstanding the foregoing, for Mr. Smith, the amount reported in the Stock Awards column reflects the aggregate grant date fair value of the RSUs granted to him in fiscal 2023 and fiscal 2022 in connection with his service as a member of our Board, as computed in accordance with ASC Topic 718. Ms. Carlson, whose employment with us terminated effective March 31, 2022, did not receive equity awards in fiscal 2023. Messrs. Child's and Bice's employment with the Company terminated in fiscal 2023; upon termination of employment, each forfeited his fiscal 2023 equity awards. Mr. Roberts' employment with us started on January 23, 2023, and he was not eligible to participate in the fiscal 2023 PSU program. The values of the fiscal 2023 PSUs reflected in this Summary Compensation Table are different from, and higher than, the intended values reflected in the "Compensation Discussion and Analysis—Discussion of Our Fiscal 2023 Executive Compensation Program—Components of Our Fiscal 2023 Compensation Program—Fiscal 2023 Equity Awards" above. This is because the values reported in this Summary Compensation Table are valued under accounting rules intended to capture the "grant date fair value" of the fiscal 2023 PSUs for accounting purposes using a "Monte Carlo" valuation methodology, which is influenced by numerous factors, including interest rates and stock volatility. This "grant date fair value" is used to expense the PSUs under relevant accounting rules. We believe that the intended values of the PSUs reflected in the "Compensation Discussion and Analysis—Discussion of Our Fiscal 2023 Executive Compensation Program—Components of Our Fiscal 2023 Compensation Program—Fiscal 2023 Equity Awards" are a more accurate representation of the values intended to be delivered to our NEOs.

(2) Mr. Steele became President and Chief Executive Officer of the Company on April 11, 2022. The salary and non-equity incentive plan compensation amounts presented are prorated based on the number of days in fiscal 2023 during which he was employed with us. Immediately following the resignation of Jason Child as our Senior Vice President and Chief Financial Officer effective September 26, 2022, Mr. Steele served as the Company's interim principal financial officer until the Company appointed Mr. Roberts as its Senior Vice President and Chief Financial Officer effective January 23, 2023. Mr. Steele did not receive additional compensation for his services as our interim principal officer.

(3) Pursuant to his employment letter, Mr. Steele received a new-hire cash signing bonus of $8,000,000. The bonus is subject to full reimbursement if Mr. Steele voluntarily resigns from the Company without "good reason" (as defined in his employment letter) or the Company terminates his employment for "cause" (as defined in his employment letter) within 12 months of his employment start date. The bonus is subject to reimbursement to the Company on a prorated basis if such a termination occurs 12 months after Mr. Steele's employment start date and before 36 months after his employment start date. In determining Mr. Steele's cash signing bonus, the Talent & Compensation Committee took into account the significantly higher long-term performance-based compensation opportunity he forfeited when he separated from his prior employer, which opportunity was more than twice the target value of Mr. Steele's initial equity awards and the new-hire cash signing bonus.

(4) For Mr. Steele, this amount represents $11,227 in a matching contribution to Mr. Steele's 401(k) plan account, which contribution was made to all eligible participants and a premium payment for long-term disability benefits. For Mr. Roberts, this amount represents a premium payment for long-term disability benefits. For Mr. Morgan, this amount represents $9,266 in a matching contribution to Mr. Morgan's 401(k) plan account, which contribution was made to all eligible participants and a premium payment for long-term disability benefits. For Mr. Smith, this amount represents a premium payment for long-term disability benefits. For Mr. Child, this amount represents $8,112 in a matching contribution to Mr. Child's 401(k) plan account, which contribution was made to all eligible participants and a premium payment for long-term disability benefits. For Ms. Carlson, this amount represents $720,986 in termination payments and $5,148,318 attributable to accelerated vesting of equity awards in connection with her termination of employment (calculated by multiplying the number of shares of stock received by the market value of the underlying shares on the vesting date). For Ms. Carlson this amount also represents $4,730 in a matching contribution to Ms. Carlson's 401(k) plan account, which contribution was made to all eligible participants and a premium payment for long-term disability benefits. For Mr. Bice, this amount represents the portion of Mr. Bice's signing bonus under his employment letter, from which he was released in exchange for a release of claims against the Company and other covenants, including non-disclosure, non-disparagement, and cooperation covenants in favor of the Company. For Mr. Bice this amount also represents $2,769 in a matching contribution to Mr. Bice's 401(k) plan account, which contribution was made to all eligible participants and a premium payment for long-term disability benefits.

(5) Mr. Roberts joined the Company on January 23, 2023. The salary amount presented is prorated based on the number of days in fiscal 2023 during which he was employed with us. Mr. Roberts began participating in our executive bonus plan in fiscal 2024.

(6) For Mr. Smith, this amount represents a premium payment for long-term disability benefits. For Mr. Child, this amount represents $26,421 in tax gross-ups; $31,205 in spousal expenses associated with attendance at our annual sales achievement event and a gift presented to all attendees at the event; $8,806 in a matching contribution to Mr. Childs' 401(k) plan account, which contribution was made to all eligible participants; a premium payment for long-term disability benefits; travel expenses for spousal travel to accompany Mr. Child for travel he engaged in for business purposes; and a gift presented to Mr. Child in connection with a team building event. For Ms. Carlson, this amount represents $17,736 in tax gross-ups; $27,337 in spousal expenses associated with attendance at our annual sales achievement event and a gift presented to all attendees at the event; $10,085 in a matching contribution to Ms. Carlson's 401(k) plan account, which contribution was made to all eligible participants; a premium payment for long-term disability benefits; travel expenses for spousal travel to accompany Ms. Carlson for travel she engaged in for business purposes; spousal expenses associated with attendance at a customer event that Ms. Carlson engaged in for business purposes; gifts presented to Ms. Carlson in connection with team building events and the commencement of her employment with the Company; and expenses for travel that Ms. Carlson engaged in that could be required to be reported as All Other Compensation under the SEC's proxy disclosure rules. For Mr. Bice, this amount represents $18,907 in tax gross-ups; $29,142 in spousal expenses associated with attendance at our annual sales achievement event and a gift presented to all attendees at the event; $10,085 in a matching contribution to Mr. Bice's 401(k) plan account, which contribution was made to all eligible participants; a premium payment for long-term disability benefits; travel expenses for spousal travel to accompany Mr. Bice for travel he engaged in for business purposes; and gifts presented to Mr. Bice in connection with team building events and the commencement of his employment with the Company. For Mr. Morgan, this amount represents $23,949 in tax gross-ups; $28,171 in spousal expenses associated with attendance at our annual sales achievement event and a gift presented to all attendees at the event; $8,804 in a matching contribution to Mr. Morgan's 401(k) plan account, which contribution was made to all eligible participants; and a premium payment for long-term disability benefits.

(7) For Mr. Child, this amount represents $847 in tax gross-ups; and $1,163 in a matching contribution and $2,000 in a discretionary contribution to Mr. Child's 401(k) plan account, which contributions were made to all eligible participants. For Mr. Morgan, this amount represents $553 in tax gross-ups; and $992 in a matching contribution and $2,000 in a discretionary contribution to Mr. Morgan's 401(k) plan account, which contributions were made to all eligible participants.

(8) Mr. Smith became Interim Chief Executive Officer of the Company on November 13, 2021. For fiscal 2022, the salary presented is prorated based on the number of days in fiscal 2022 during which he was employed with us and includes $110,000 in director fees paid to him in fiscal 2022. Mr. Smith's position as our Interim Chief Executive Officer terminated when Mr. Steele joined the Company on April 11, 2022. For fiscal 2023, the salary presented is prorated based on the number of days in fiscal 2023 during which he was employed with us and includes $66,428 in director fees paid to him in fiscal 2023.

(9) On September 21, 2022, Mr. Child informed us of his decision to resign as the Company's Senior Vice President and Chief Financial Officer, effective as of September 26, 2022. In connection with his resignation, on September 26, 2022, the Company entered into an amendment to Mr. Child's employment offer letter dated April 16, 2019, as amended on November 30, 2021, pursuant to which Mr. Child served as strategic advisor to the Company's President and Chief Executive Officer through November 1, 2022, after which time Mr. Child's services with the Company terminated. The salary amount presented is prorated based on the number of days in fiscal 2023 during which he was employed with us.

(10) Ms. Carlson joined the Company on April 19, 2021. For fiscal 2022, the salary and non-equity incentive plan compensation amounts presented are prorated based on the number of days in fiscal 2022 during which she was employed with us. Ms. Carlson's employment with the Company terminated on March 31, 2022. The salary amount presented for Ms. Carlson for fiscal 2023 is prorated based on the number of days in fiscal 2023 during which she was employed with us.

(11) Pursuant to her employment letter, Ms. Carlson received a cash signing bonus. The bonus was approximately equal to an imminent compensation opportunity Ms. Carlson forfeited when she separated from her prior employer. If Ms. Carlson voluntarily resigned from the Company for any reason within 12 months following her employment start date, she would have had to reimburse the Company 100% of the bonus. If Ms. Carlson resigned after the 12-month anniversary of her employment start date, she would have had to reimburse the Company up to 50% of the bonus on a prorated basis with the proration factor determined by subtracting the number of months completed after the 12-month anniversary of her employment start date from 12 and dividing the result by 12.

(12) Mr. Bice joined the Company on April 19, 2021. For fiscal 2022, the salary and non-equity incentive plan compensation amounts presented are prorated based on the number of days in fiscal 2022 during which he was employed with us. Mr. Bice's employment with the Company terminated on June 16, 2022. The salary amount presented for fiscal 2023 is prorated based on the number of days in fiscal 2023 during which he was employed with us.

(13) Pursuant to his employment letter, Mr. Bice received a cash signing bonus. The bonus was approximately equal to an imminent compensation opportunity Mr. Bice forfeited when he separated from his prior employer. If Mr. Bice voluntarily resigned from the Company for any reason within 12 months following his employment start date, he would have had to reimburse the Company 100% of the bonus. If Mr. Bice voluntarily resigned after the 12-month anniversary of his employment start date, he would have had to reimburse the Company up to 50% of the bonus on a prorated basis with the proration factor determined by subtracting the number of months completed after the 12-month anniversary of his employment start date from 12 and dividing the result by 12. In connection with Mr. Bice's resignation, effective June 16, 2022, Mr. Bice and the Company entered into a separation agreement. Pursuant to this Separation Agreement, in exchange for continued cooperation with the Company and a signed release of claims in favor of the Company by Mr. Bice, the Company agreed to forgive Mr. Bice's obligation to repay the 50% unvested portion of his signing bonus.

Grants of Plan-Based Awards for Fiscal 2023

The following table presents, for each of our NEOs, information concerning grants of plan-based awards made during fiscal 2023. This information supplements the information about these awards set forth in the Summary Compensation Table.

Name	Grant Date	Estimated Future Payouts Under Non-Equity Incentive Plan Awards[1]			Estimated Future Payouts Under Equity Incentive Plan Awards[2]			All Other Stock Awards: Number of Shares or Units (#)[3]	Grant Date Fair Value of Stock Awards ($)[4]
		Threshold ($)	Target ($)	Maximum ($)	Threshold (#)	Target (#)	Maximum (#)		
Gary Steele	—	562,500	1,125,000	2,250,000	—	—	—	—	—
RSUs	4/11/2022	—	—	—	—	—	—	96,034	12,799,412
PSUs	4/11/2022	—	—	—	72,026	144,052	288,104	—	29,354,604
Brian Roberts	—	—	—	—	—	—	—	—	—
RSUs	01/23/2023	—	—	—	—	—	—	59,802	5,567,566
Scott Morgan	—	210,000	420,000	840,000	—	—	—	—	—
RSUs	03/09/2022	—	—	—	—	—	—	20,446	2,614,839
PSUs	03/09/2022	—	—	—	15,334	30,669	61,338	—	6,001,310
Graham Smith	—	—	—	—	—	—	—	—	—
RSUs	06/29/2022	—	—	—	—	—	—	2,301	197,403
Jason Child	—	287,500	575,000	1,150,000	—	—	—	—	—
RSUs	03/09/2022	—	—	—	—	—	—	30,669	3,922,258
PSUs	03/09/2022	—	—	—	23,002	46,004	92,008	—	9,002,388
Teresa Carlson	—	300,000	600,000	1,200,000	—	—	—	—	—
RSUs	—	—	—	—	—	—	—	—	—
PSUs	—	—	—	—	—	—	—	—	—
Shawn Bice	—	312,500	625,000	1,250,000	—	—	—	—	—
RSUs	03/09/2022	—	—	—	—	—	—	34,077	4,358,108
PSUs	03/09/2022	—	—	—	25,557	51,115	102,230	—	10,002,346

(1) Amounts in these columns relate to cash incentive compensation opportunities under our executive bonus plan. Payments under this plan are subject to a threshold limitation based on achieving at least 96% of the target annual recurring revenue objective and at least 76% of the target operating cash flow objective for fiscal 2023. Target payment amounts assume achievement of 100% of the target corporate performance objectives. Payments under the executive bonus plan are subject to a maximum payment of 200%, based on achievement of 103% or more of the target annual recurring revenue objective and 120% or more of the target operating cash flow objective. The actual amounts paid to our NEOs are set forth in the Summary Compensation Table above, and the calculation of the actual amounts paid is discussed more fully in "Compensation Discussion and Analysis—Discussion of Our Fiscal 2023 Executive Compensation Program—Components of Our Fiscal 2023 Compensation Program—Long-Term Equity Compensation" above. Mr. Steele joined the Company on April 11, 2022, and received a prorated annual cash bonus opportunity for fiscal 2023. Mr. Roberts joined the Company on January 23, 2023 and began participating in our executive bonus plan in fiscal 2024. As described in "Compensation Discussion and Analysis—Other Compensation Policies and Information," Mr. Smith was not eligible for an annual cash bonus opportunity as our interim CEO. Messrs. Child's and Bice's and Ms. Carlson's employment with the Company terminated in fiscal 2023. Upon termination of employment, each forfeited his or her fiscal 2023 annual cash bonus opportunity under the executive bonus plan.

PROXY

⁽²⁾ Amounts in these columns relate to payout opportunities under the fiscal 2023 PSU program. These PSUs were granted under our 2012 Plan, other than the PSUs held by Mr. Steele, which were granted outside of the 2012 Plan in accordance with Listing Rule 5635(c)(4) of the corporate governance rules of The Nasdaq Stock Market. The amounts shown in the Threshold column reflect the PSUs that would vest if the minimum relative total stockholder return metric is met and are 50% of the amounts shown under the Target column. The amounts shown in the Target column reflect the PSUs if the target relative total stockholder return metric is met. The amounts shown in the Maximum column reflect the PSUs if the maximum relative total stockholder return metric is met and are 200% of the amounts shown under the Target column. The PSUs vest over three years, subject to continued service to us. On March 16, 2023, 100% of Messrs. Steele's and Morgan's target fiscal 2023 PSUs vested based upon our relative total stockholder return for the first performance period under the fiscal 2023 PSU program. The PSUs are discussed more fully in "Compensation Discussion and Analysis—Discussion of Our Fiscal 2023 Executive Compensation Program—Components of Our Fiscal 2023 Compensation Program—Long-Term Equity Compensation." Mr. Roberts' employment with us started on January 23, 2023, and he was not eligible to participate in the fiscal 2023 PSU program. As described in "Compensation Discussion and Analysis—Other Compensation Policies and Information," Mr. Smith was not eligible for PSUs as our interim CEO. Messrs. Child's and Bice's employment with the Company terminated in fiscal 2023; upon termination of employment, each forfeited his fiscal 2023 PSUs. Ms. Carlson, whose employment with us terminated effective March 31, 2022, did not receive a fiscal 2023 RSU grant.

⁽³⁾ For Mr. Steele, the RSU grant vests over approximately 4 years, with 25% of the RSUs vesting on or about March 10, 2023 and 1/16th of the RSUs vesting quarterly thereafter. For Mr. Roberts', the RSU grant vests over approximately 4 years, with 25% of the RSUs vesting on March 10, 2024 and 1/16th of the RSUs vesting quarterly thereafter. Mr. Smith's RSU grant represents an RSU grant received under our 2022 Plan in connection with his service as a member of our Board. Twenty-five percent of the RSUs vest on each of September 10, 2022, December 10, 2022, March 10, 2023 and June 10, 2023 (or the next annual meeting of stockholders if earlier), subject to his continued service through the relevant date. For Messrs. Morgan, Child and Bice, the RSU grant are scheduled to vest over approximately 3 years, with 25% of the RSUs eligible to vest on March 10, 2024 and 1/12th of the RSUs vesting quarterly thereafter. Messrs. Child's and Bice's employment with the Company terminated in fiscal 2023; upon termination of employment, each forfeited his fiscal 2023 RSUs. Ms. Carlson, whose employment with us terminated effective March 31, 2022, did not receive an RSU grant from us.

⁽⁴⁾ The amounts reported in this column reflect the aggregate grant date fair value of the RSUs and PSUs granted to our NEOs in fiscal 2023 as computed in accordance with ASC Topic 718. Consistent with the applicable accounting standards, the grant date fair value of the PSUs was determined using a Monte Carlo simulation model. These amounts do not necessarily correspond to the actual value recognized by NEOs. The assumptions used in the valuation of these awards are consistent with the valuation methodologies specified in the notes to our consolidated financial statements included in our Annual Report on Form 10-K for the fiscal year ended January 31, 2023.

Outstanding Equity Awards at Fiscal 2023 Year-End

The following table sets forth information concerning outstanding equity awards held by our NEOs as of January 31, 2023.

Name	Vesting Commencement Date	Stock Awards			
		Number of Shares or Units of Stock That Have Not Vested (#)	Market Value of Shares or Units of Stock That Have Not Vested ($)[1]	Equity Incentive Plan Awards: Number of Unearned Shares, Units or Other Rights That Have Not Vested (#)	Equity Incentive Plan Awards: Market or Payout Value of Unearned Shares, Units or Other Rights That Have Not Vested ($)[1]
Gary Steele	03/10/2022	96,034[2]	9,197,176	—	—
	03/10/2022	—	—	144,052[3]	13,795,860
Brian Roberts	03/10/2023	59,802[2]	5,727,238	—	—
Scott Morgan	03/10/2019	955[2]	91,460	—	—
	03/10/2019	2,150[4]	205,906	—	—
	03/10/2020	4,841[2]	463,623	—	—
	03/10/2020	9,776[5]	936,248	—	—
	03/10/2021	5,892[6]	564,277	—	—
	03/10/2021	14,844[7]	1,421,610	—	—
	03/10/2022	20,446[6]	1,958,113	—	—
	03/10/2022	—	—	30,669[3]	2,937,170
Graham Smith	—	1,151[2]	110,231	—	—
Jason Child	—	—	—	—	—
Teresa Carlson	—	—	—	—	—
Shawn Bice	—	—	—	—	—

[1] Market Value is calculated based on the closing price of our common stock on The NASDAQ Global Select Market on January 31, 2023 (the last trading day of our fiscal year), which was $95.77.

[2] Mr. Smith's RSU grant represents an RSU grant received under our 2022 Plan in connection with his service as a member of our Board. Twenty-five percent of the RSUs vest on each of September 10, 2022, December 10, 2022, March 10, 2023 and June 10, 2023 (or the next annual meeting of stockholders if earlier), subject to his continued service through the relevant date. For the other NEOs, the RSUs vest over four years, with one-fourth of the RSUs vesting one year following the vesting commencement date and 1/16th vesting quarterly thereafter over the remaining three years, subject to continued service to us. In connection with their termination of employment in fiscal 2023, Messrs. Child's and Bice's and Ms. Carlson's unvested equity awards were forfeited to the Company.

[3] Represents target number of fiscal 2023 PSUs. On March 16, 2023, 100% of Messrs. Steele's and Morgan's target fiscal 2023 PSUs were deemed earned based upon relative total stockholder return for the first performance period under the fiscal 2023 PSUs. For Mr. Steele, 48,017 PSUs vested on March 16, 2023, and a target of 96,035 PSUs remain eligible to be earned based on performance during the second and third performance periods under the fiscal 2023 PSUs. For Mr. Morgan, 10,223 PSUs vested on March 16, 2023, and a target of 20,446 PSUs remain eligible to be earned based on performance during the second and third performance periods under the fiscal 2023 PSUs. See "Compensation Discussion and Analysis—Discussion of Our Fiscal 2023 Executive Compensation Program—Components of Our Fiscal 2023 Compensation Program—Long-Term Equity Compensation" for more information on the fiscal 2023 PSUs.

[4] On March 26, 2020, 150.05% of Mr. Morgan's target fiscal 2020 PSUs were deemed earned based upon our fiscal 2020 financial results, and one-fourth of these earned corporate PSUs vested on March 26, 2020 and 1/16th vest quarterly thereafter, beginning on June 10, 2020, over the remaining three years, subject to continued service to us. The number of corporate PSUs earned was 34,382 for Mr. Morgan. The number of stock price PSUs that will be eligible to be earned and vest beginning in June 2021 through March 2023 is 17,191 for Mr. Morgan. No stock price PSUs were earned in fiscal 2023.

[5] On March 31, 2021, 134.60% of Mr. Morgan's target fiscal 2021 PSUs were deemed earned based upon our fiscal 2021 financial results, and one-fourth of these earned corporate PSUs vested on March 31, 2021 and 1/16th vest quarterly thereafter, beginning on June 10, 2021, over the remaining three years, subject to continued service to us. The number of corporate PSUs earned was 31,274 for Mr. Morgan. The number of stock price PSUs that will be eligible to be earned and vest beginning in June 2022 through March 2024 is 15,637 for Mr. Morgan.

[6] The RSUs vest over three years, with one-third of the RSUs vesting one year following the vesting commencement date and 1/12th vesting quarterly thereafter over the remaining two years, subject to continued service to us.

[7] On March 24, 2022, 167.97% of Mr. Morgan's target fiscal 2022 PSUs were deemed earned based upon our fiscal 2022 financial results, and one-third of these earned corporate PSUs vested on March 24, 2022 and 1/12th vest quarterly thereafter, beginning on June 10, 2022, over the remaining two years, subject to continued service to us. The number of corporate PSUs earned was 35,621 for Mr. Morgan. The number of stock price PSUs that will be eligible to be earned and vest beginning in June 2023 through March 2024 is 17,810 for Mr. Morgan.

Stock Vested in Fiscal 2023

The following table sets forth the number of shares acquired and the value realized upon the vesting of RSUs/PSUs during fiscal 2023 by each of our NEOs.

Name	Stock Awards	
	Number of Shares Acquired on Vesting (#)	Value Realized on Vesting ($)[1]
Gary Steele	—	—
Brian Roberts	—	—
Scott Morgan	55,004	6,216,285
Graham Smith	2,217	230,511
Jason Child	78,514	9,175,157
Teresa Carlson	77,639	10,378,395
Shawn Bice	49,704	6,482,659

[1] The value realized on vesting is calculated by multiplying the number of shares of stock by the market value of the underlying shares on each vesting date. The value reported in this column for Mr. Smith relates to stock awards received in connection with his service as a member of our Board.

Pension Benefits and Nonqualified Deferred Compensation

We do not provide a pension plan for our employees, and none of our NEOs participated in a nonqualified deferred compensation plan during fiscal 2023.

Executive Employment Arrangements

The terms and conditions of employment for each of our NEOs are set forth in written employment letters, as amended from time to time ("employment letters"). Each of the employment letters with our NEOs sets forth the terms and conditions of such executive's employment with us and, other than with respect to Mr. Smith, provides for severance and change in control payments and benefits, as described above under the "Compensation Discussion and Analysis—Discussion of Our Fiscal 2023 Executive Compensation Program—Components of Our Fiscal 2023 Compensation Program—Severance and Change in Control-Related Benefits" section of this proxy statement. The employment letters for Messrs. Steele, Roberts and Smith are described above under the "Compensation Discussion and Analysis—Executive Summary—CEO and CFO Transition and Named Executive Officers for Fiscal 2023" and "Other Compensation Policies and Information" sections of this proxy statement.

Scott Morgan

We entered into an initial employment letter dated January 24, 2012, as amended on March 28, 2012, with Mr. Morgan, our Senior Vice President, Chief Legal Officer, Global Affairs and Secretary, that was superseded by a revised employment letter dated October 30, 2018. Mr. Morgan's severance benefits were amended effective as of March 20, 2019 and November 30, 2021 – see "Compensation Discussion and Analysis—Discussion of Our Fiscal 2023 Executive Compensation Program—Components of Our Fiscal 2023 Compensation Program—Severance and Change in Control-Related Benefits" above for the severance benefits for which Mr. Morgan is eligible, as amended.

Jason Child

On September 21, 2022, Mr. Child informed us of his decision to resign as the Company's Senior Vice President and Chief Financial Officer, effective as of September 26, 2022. In connection with his resignation, on September 26, 2022, the Company entered into an amendment to Mr. Child's employment offer letter dated April 16, 2019, as amended on November 30, 2021, pursuant to which Mr. Child served as strategic advisor to the Company's President and Chief Executive Officer through November 1, 2022, after which time Mr. Child's services with the Company terminated. Mr. Child did not receive any severance payments or benefits in connection with such termination.

Teresa Carlson

We entered into an initial employment letter dated March 2, 2021 with Ms. Carlson, our former President and Chief Growth Officer. Ms. Carlson's severance benefits were amended effective as of November 30, 2021, as described under the "Compensation Discussion and Analysis—Discussion of Our Fiscal 2023 Executive Compensation Program—Components of Our Fiscal 2023 Compensation Program—Severance and Change in Control-Related Benefits" section of this proxy statement. Ms. Carlson's employment with the Company terminated on March 31, 2022.

Shawn Bice

We entered into an initial employment letter dated April 29, 2021 with Mr. Bice, our former President, Products and Technology. Mr. Bice's severance benefits were amended effective as of November 30, 2021, as described under the "Compensation Discussion and Analysis—Discussion of Our Fiscal 2023 Executive Compensation Program—Components of Our Fiscal 2023 Compensation Program—Severance and Change in Control-Related Benefits" section of this proxy statement. Mr. Bice's employment with the Company terminated on June 16, 2022.

Equity Acceleration Death Benefit

Under our 2012 Plan and our 2022 Plan, each of our employees and non-employee directors is eligible to receive the following vesting acceleration upon such person's termination of service due to death:

- 100% of the shares underlying plan awards held by that person (including any plan awards previously earned based on the achievement of designated performance goals) will vest and, with respect to stock options and stock appreciation rights, become immediately exercisable, and

- where the achievement of designated performance goals has been determined, all performance goals or other applicable vesting criteria required to be met for any plan awards held by that person to be earned will be deemed achieved based on such determination and all other terms and conditions will be deemed satisfied and that person will immediately become vested in 100% of the earned plan awards, and

- where the achievement of designated performance goals has not yet been determined, all performance goals or other vesting criteria required to be met for such awards to be earned will be deemed achieved at target levels, provided that

- if that person's death occurs following the end of the performance period for any performance goal but prior to the determination of the achievement of such performance goal, then the achievement of such performance goal will be determined based on actual performance.

In the event the person has not continuously served as an employee or non-employee director for at least 12 months prior to his or her death, all references to 100% in this paragraph mean 50%.

Potential Payments Upon Termination or Upon Termination in Connection With a Change in Control

Our current executive officers other than Mr. Smith, including our current NEOs other than Mr. Smith, are eligible for certain payments and benefits in the event of their termination of employment under specified circumstances, including in connection with a change in control of the Company, contingent on the execution of a release by the NEO in favor of the Company (other than a termination of employment due to death). These payments and benefits are described in further detail above under "Compensation Discussion and Analysis—Discussion of Our Fiscal 2023 Executive Compensation Program—Components of Our Fiscal 2023 Compensation Program—Severance and Change in Control-Related Benefits" and "Equity Acceleration Benefits." The following table and the narrative that follows provide information concerning the estimated payments and benefits that could be provided in the termination circumstances described below, assuming that the relevant termination took place on January 31, 2023.

NEO	Death ($)	Termination Without Cause ($)	Termination Without Cause or Resignation for Good Reason in Connection with a Change in Control ($)[1]
Gary Steele			
Severance payment[2]	—	2,475,000	5,175,000
Continued health coverage	—	9,769	14,653
Accelerated vesting[3]	11,496,518	8,622,269	22,993,036
Total:	11,496,518	11,107,038	28,182,689
Brian Roberts			
Severance payment[2]	—	1,150,000	1,150,000
Continued health coverage	—	32,624	32,624
Accelerated vesting[3]	2,684,625	—	5,369,249
Total:	2,684,625	1,182,624	6,551,873
Scott Morgan			
Severance payment[2]	—	945,000	945,000
Continued health coverage	—	33,386	33,386
Accelerated vesting[3]	8,578,406	5,126,855	8,578,406
Total:	8,578,406	6,105,241	9,556,792
Graham Smith[4]			
Severance payment	—	—	—
Continued health coverage	—	—	—
Accelerated vesting	110,231	—	—
Total:	110,231	—	—
Jason Child[5]			
Severance payment	—	—	—
Continued health coverage	—	—	—
Accelerated vesting	—	—	—
Total:	—	—	—
Teresa Carlson[6]			
Severance payment	—	696,986	—
Continued health coverage	—	24,000	—
Accelerated vesting	—	5,148,318	—
Total:	—	5,869,304	—
Shawn Bice[7]			
Severance payment	—	—	—
Continued health coverage	—	—	—
Accelerated vesting	—	—	—
Total:	—	—	—

(1) A qualifying termination of employment is considered "in connection with a change in control" if such termination occurs within the period commencing six months before and ending 18 months after a "change in control" of the Company.

(2) For Messrs. Steele, Roberts and Morgan, each NEO's base salary and target bonus amount in effect as of January 31, 2023 was used in calculating severance payment amounts.

(3) Other than with respect to Ms. Carlson, the values are calculated as (i) the closing price of a share of our common stock on January 31, 2023, which was $95.77, multiplied by (ii) the number of shares covered by the applicable equity awards that accelerate vesting (assuming target performance with respect to performance-based equity awards). In the event of a Company change in control, outstanding stock price PSUs under our performance-based equity award program prior to fiscal 2023, which currently only applies to Mr. Morgan, will be deemed earned based on stock price growth measured through the date of the change in control, and will become subject to the same time-based vesting conditions as the corporate PSUs to which they relate. Assuming a Company change in control on January 31, 2023, no stock price PSUs would have been deemed earned and all stock price PSUs would have been forfeited. Mr. Smith is entitled to accelerated vesting of outstanding RSUs received in connection with his services as a member of our Board upon his death, as described under "Corporate Governance at Splunk—Non-Employee Director Compensation" of this proxy statement, and the amount reflected in this table for Mr. Smith reflects such accelerated vesting. Please see "Corporate Governance at Splunk—Non-Employee Director Compensation" of this proxy statement for further information regarding potential accelerated vesting of Mr. Smith's RSUs received in connection with his services as a member of our Board under certain circumstances unrelated to his role as our former interim CEO.

(4) Mr. Smith was not eligible for any severance payment or benefits upon termination of his employment as our interim CEO.

(5) On September 21, 2022, Mr. Child informed us of his decision to resign as the Company's Senior Vice President and Chief Financial Officer, effective as of September 26, 2022. In connection with his resignation, on September 26, 2022, the Company entered into an amendment to Mr. Child's employment offer letter dated April 16, 2019, as amended on November 30, 2021, pursuant to which Mr. Child agreed to serve as strategic advisor to the Company's President and Chief Executive Officer through November 1, 2022, after which time Mr. Child's employment with the Company terminated. Mr. Child's termination constituted a voluntary resignation under his employment offer letter. Consequently, Mr. Child did not receive any severance payments or benefits in connection with the termination of his employment with us.

(6) Ms. Carlson's employment with us terminated on March 31, 2022; this termination constituted a termination of her employment by us without "cause" under Section 8(b) of her employment letter with us, and gave rise to the corresponding severance payments and benefits under the employment letter. These severance payments and benefits are described in further detail under "Compensation Discussion and Analysis—Discussion of Our Fiscal 2023 Executive Compensation Program—Components of Our Fiscal 2023 Compensation Program—Severance and Change in Control-Related Benefits." The value attributable to accelerated vesting is based on the closing price of a share of our common stock on the date of acceleration, which was $132.61.

(7) On May 22, 2022, Mr. Bice informed the Company of his decision to resign as the Company's President, Products and Technology, effective as of June 16, 2022. Mr. Bice's termination constituted a voluntary resignation under his employment offer letter. Mr. Bice was not entitled to any severance payments or benefits in connection with the termination of his employment with us under his employment offer letter. However, the Talent & Compensation Committee determined that it would be in the best interests of the Company to release Mr. Bice from his obligations to repay the 50% unvested portion of his signing bonus under his employment letter in exchange for a signed release of claims against the Company and other covenants, including non-disclosure, non-disparagement, and cooperation covenants in favor of the Company. Please see the All Other Compensation column of the Summary Compensation Table above for more information.

For purposes of the severance benefits disclosed above that our NEOs are eligible to receive, "cause" generally means: (i) the NEO's conviction of or plea of nolo contendere to a felony or a crime involving moral turpitude which our Board believes has had or will have a detrimental effect on the Company's reputation or business; (ii) the NEO engaging in an act of gross negligence or willful misconduct in the performance of the NEO's employment obligations and duties; (iii) the NEO committing an act of fraud against, material misconduct or willful misappropriation of property belonging to the Company; (iv) the NEO engaging in any other misconduct that has had or will have an adverse effect on the Company's reputation or business; or (v) the breach of the NEO's Employee Invention Assignment and Confidentiality Agreement or other unauthorized misuse of the Company's or a third party's trade secrets or proprietary information. For purposes of the severance benefits disclosed above that our NEOs are eligible to receive, "good reason" generally means any of the following taken without the NEO's written consent, provided that the Company is given an opportunity to cure the event giving rise to good reason and the NEO terminates employment within 30 days following the expiration of the Company's cure period: (i) a material change, adverse to the NEO, in the NEO's position, title(s), office(s) or duties; (ii) an assignment of any significant duties to the NEO that are inconsistent with the NEO's positions or offices; (iii) a decrease in the NEO's then-current annual base salary by more than 10% (other than in connection with a general decrease in the salary of all executives); or (iv) the NEO's relocation to a facility or a location more than 30 miles from the NEO's residence. For purposes of the severance benefits disclosed above that our NEOs are eligible to receive, "change in control" generally means (i) a sale, conveyance, exchange or transfer (excluding any venture-backed or similar investments in the Company) in which any person or entity (excluding certain persons and entities) becomes the beneficial owner, directly or indirectly, of securities of the Company representing 50% percent of the total voting power of all its then-outstanding voting securities; (ii) a merger or consolidation of the Company in which its voting securities immediately prior to the merger or consolidation do not represent, or are not converted into securities that represent, a majority of the voting power of all voting securities of the surviving entity immediately after the merger or consolidation; or (iii) a sale of substantially all of the assets of the Company or a liquidation or dissolution of the Company.

CEO Pay Ratio

Under SEC rules, we are required to provide information regarding the relationship between the annual total compensation of our CEO and the annual total compensation of our median employee (excluding our CEO) for our last completed fiscal year, which ended January 31, 2023:

- The median of the annual total compensation of all of our employees (other than Mr. Steele), including our consolidated subsidiaries, was approximately $239,274. This annual total compensation is calculated in accordance with Item 402(c)(2)(x) of Regulation S-K, and reflects, among other things, salary and bonus earned and aggregate "grant date fair value" of RSU awards granted during the 12-month period ended January 31, 2023.

- Mr. Steele's annual total compensation, as reported in the Summary Compensation Table included in this proxy statement, was $51,212,720. Since Mr. Steele was appointed CEO effective April 11, 2022, and in accordance with applicable SEC rules, we annualized his salary and bonus for his service as our CEO, and added it to the other components of his pay disclosed in the Summary Compensation Table, to arrive at a value of $51,456,696. We used this value for the ratio of annual total compensation for our CEO to the annual total compensation for our median employee.

- Based on the above, for fiscal 2023, the ratio of Mr. Steele's annual total compensation to the median of the annual total compensation of all employees was approximately 215 to 1.

- We determined the median of the annual total compensation of our employees as of January 31, 2023 at which time we (including our consolidated subsidiaries) had approximately 8,007 full-time and part-time employees, including interns, of which approximately 5,561 were U.S. employees, and approximately 2,446 (or approximately 30.54% of our total employee population as of January 31, 2023, excluding acquired employees) were located outside of the United States. In accordance with the SEC's permitted methodology for determining the "median employee," we excluded from our calculations seven employees (or approximately 0.087% of our total employee population as of January 31, 2023) who were hired in connection with an acquisition in fiscal 2023.

- We then compared the sum of (i) the annual base salary of each of these employees for fiscal 2023, plus (ii) the total annual cash incentive bonus or commission, as applicable, earned by each of these employees for fiscal 2023 as reflected in our payroll records, plus (iii) the aggregate grant date fair value of equity awards (as determined in accordance with footnote 1 of the 2023 Summary Compensation Table) granted to these employees in fiscal 2023, to determine the median employee. Compensation paid in foreign currency was converted to U.S. dollars using a spot exchange rate on March 1, 2023. In determining the median total compensation of all employees, we did not make any cost-of-living adjustments to the compensation paid to any employee outside of the U.S.

Once we identified our median employee, we estimated the median employee's annual total compensation in accordance with the requirements of Item 402(c)(2)(x) of Regulation S-K, yielding the median annual total compensation disclosed above.

The pay ratio is a reasonable estimate calculated in a manner consistent with Item 402(u) of Regulation S-K under the Securities Act of 1933, as amended, and based upon our reasonable judgment and assumptions. The SEC rules do not specify a single methodology for identification of the median employee or calculation of the pay ratio, and other companies may use assumptions and methodologies that are different from those used by us in calculating their pay ratio. Accordingly, the pay ratio disclosed by other companies may not be comparable to our pay ratio as disclosed above.

Pay Versus Performance Disclosure

In accordance with rules adopted by the SEC pursuant to the Dodd-Frank Wall Street Reform and Consumer Protection Act of 2010, we provide the following disclosure regarding executive compensation for our principal executive officers ("PEOs") and Non-PEO NEOs and for Company performance for the fiscal years listed below. Because this is a first-time disclosure requirement the Talent & Compensation Committee did not consider the pay versus performance disclosure below in making its pay decisions for any of the fiscal years shown.

Fiscal Year	Summary Compensation Table Total for Douglas Merritt[1] ($)	Summary Compensation Table Total for Graham Smith[1]	Summary Compensation Table Total for Gary Steele[1]	Compensation Actually Paid to Douglas Merritt[1][2][3] ($)	Compensation Actually Paid to Graham Smith[1][2][3]	Compensation Actually Paid to Gary Steele[1][2][3]	Average Summary Compensation Table Total for Non-PEO NEOs[1] ($)	Average Compensation Actually Paid to Non-PEO NEOs[1][2][3] ($)	Value of Initial Fixed $100 Investment based on:[4] TSR ($)	Peer Group TSR ($)	Net Income ($ Millions)	Annual Recurring Revenue ($ Millions)[5]
(a)	(b)	(b)	(b)	(c)	(c)	(c)	(d)	(e)	(f)	(g)	(h)	(i)
2023	—	2,565,414	51,212,720	—	2,570,889	37,064,247	10,612,484	(1,734,674)	61.68	117.81	(278)	3,674
2022	21,542,243	3,010,388	—	8,804,253	2,981,434	—	13,116,419	6,125,302	79.81	143.77	(1,339)	3,117
2021	27,383,811	—	—	32,999,889	—	—	10,832,289	4,928,142	106.29	147.84	(908)	2,365

[1] Mr. Merritt was a PEO in fiscal 2021 and fiscal 2022. Mr. Smith was a PEO in fiscal 2022 and fiscal 2023. Mr. Steele became our PEO in fiscal 2023. The individuals comprising the Non-PEO NEOs for each fiscal year presented are listed below.

FY 2021	FY 2022	FY 2023
Scott Morgan	Scott Morgan	Scott Morgan
Jason Child	Jason Child	Jason Child
Susan St. Ledger	Timothy Tully	Shawn Bice
Timothy Tully	Shawn Bice	Teresa Carlson
	Teresa Carlson	Brian Roberts

[2] The amounts shown for Compensation Actually Paid have been calculated in accordance with Item 402(v) of Regulation S-K and do not reflect compensation actually earned, realized, or received by the Company's NEOs. These amounts reflect the Summary Compensation Table Total with certain adjustments as described in footnote 3 below.

[3] Compensation Actually Paid is a misnomer. Compensation Actually Paid reflects the exclusions and inclusions of certain amounts for the PEOs and the Non-PEO NEOs as set forth below. Exclusion of Stock Awards is an exclusion of the grant date fair value of equity awards granted in the fiscal year from the corresponding SCT total compensation value for that fiscal year. Inclusion of Equity Values shows the fair value of the equity awards after adjusting them to reflect post-grant year-over-year increases/decreases in the price of our common stock. Because Compensation Actually Paid excludes the grant date fair value of equity awards and, instead, includes such post-grant year-over-year increases/decreases in the fair value of equity awards, Compensation Actually Paid reflects a marked-to-market adjustment to equity awards that are not vested, and consequently does not in fact reflect "Compensation Actually Paid." Fair values are calculated based on the following assumptions (1) for RSU awards, the closing price of our common stock on the applicable measurement date and (2) for PSU awards, a Monte Carlo simulation as of the applicable measurement date based on the risk-free rate, dividend yield and volatility assumptions as of the applicable measurement date.

Fiscal Year	Summary Compensation Table Total for Douglas Merritt ($)	Exclusion of Stock Awards for Douglas Merritt ($)	Inclusion of Equity Values for Douglas Merritt ($)	Compensation Actually Paid to Douglas Merritt ($)
2022	21,542,243	(18,620,603)	5,882,613	8,804,253
2021	27,383,811	(25,351,450)	30,967,528	32,999,889

Fiscal Year	Summary Compensation Table Total for Graham Smith ($)	Exclusion of Stock Awards for Graham Smith ($)	Inclusion of Equity Values for Graham Smith ($)	Compensation Actually Paid to Graham Smith ($)
2023	2,565,414	(197,403)	202,878	2,570,889
2022	3,010,388	(269,398)	240,444	2,981,434

Fiscal Year	Summary Compensation Table Total for Gary Steele ($)	Exclusion of Stock Awards for Gary Steele ($)	Inclusion of Equity Values for Gary Steele ($)	Compensation Actually Paid to Gary Steele ($)
2023	51,212,720	(42,154,016)	28,005,543	37,064,247

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Fiscal Year	Average Summary Compensation Table Total for Non-PEO NEOs ($)	Average Exclusion of Stock Awards for Non-PEO NEOs ($)	Average Inclusion of Equity Values for Non-PEO NEOs ($)	Average Compensation Actually Paid to Non-PEO NEOs ($)
2023	10,612,484	(8,293,763)	(4,053,396)	(1,734,674)
2022	13,116,419	(9,705,383)	2,714,267	6,125,302
2021	10,832,289	(9,935,108)	4,030,960	4,928,142

The amounts in the Inclusion of Equity Values in the tables above are derived from the amounts set forth in the following tables:

Fiscal Year	Fiscal Year-End Fair Value of Equity Awards Granted During Fiscal Year That Remained Unvested as of Last Day of Fiscal Year for Douglas Merritt ($)	Change in Fair Value from Last Day of Prior Fiscal Year to Last Day of Fiscal Year of Unvested Equity Awards for Douglas Merritt ($)	Vesting-Date Fair Value of Equity Awards Granted During Fiscal Year that Vested During Fiscal Year for Douglas Merritt ($)	Change in Fair Value from Last Day of Prior Fiscal Year to Vesting Date of Unvested Equity Awards that Vested During Fiscal Year for Douglas Merritt ($)	Fair Value at Last Day of Prior Fiscal Year of Equity Awards Forfeited During Fiscal Year for Douglas Merritt ($)	Total - Inclusion of Equity Values for Douglas Merritt ($)
2022	23,293,851	(11,166,594)	0	(6,244,644)	0	5,882,613
2021	31,145,510	(1,551,657)	0	1,373,675	0	30,967,528

Fiscal Year	Fiscal Year-End Fair Value of Equity Awards Granted During Fiscal Year That Remained Unvested as of Last Day of Fiscal Year for Graham Smith ($)	Change in Fair Value from Last Day of Prior Fiscal Year to Last Day of Fiscal Year of Unvested Equity Awards for Graham Smith ($)	Vesting-Date Fair Value of Equity Awards Granted During Fiscal Year that Vested During Fiscal Year for Graham Smith ($)	Change in Fair Value from Last Day of Prior Fiscal Year to Vesting Date of Unvested Equity Awards that Vested During Fiscal Year for Graham Smith ($)	Fair Value at Last Day of Prior Fiscal Year of Equity Awards Forfeited During Fiscal Year for Graham Smith ($)	Total - Inclusion of Equity Values for Graham Smith ($)
2023	110,231	0	104,644	(11,997)	0	202,878
2022	132,223	0	141,080	(32,859)	0	240,444

Fiscal Year	Fiscal Year-End Fair Value of Equity Awards Granted During Fiscal Year That Remained Unvested as of Last Day of Fiscal Year for Gary Steele ($)	Change in Fair Value from Last Day of Prior Fiscal Year to Last Day of Fiscal Year of Unvested Equity Awards for Gary Steele ($)	Vesting-Date Fair Value of Equity Awards Granted During Fiscal Year that Vested During Fiscal Year for Gary Steele ($)	Change in Fair Value from Last Day of Prior Fiscal Year to Vesting Date of Unvested Equity Awards that Vested During Fiscal Year for Gary Steele ($)	Fair Value at Last Day of Prior Fiscal Year of Equity Awards Forfeited During Fiscal Year for Gary Steele ($)	Total - Inclusion of Equity Values for Gary Steele ($)
2023	28,005,543	0	0	0	0	28,005,543

Fiscal Year	Average Fiscal Year-End Fair Value of Equity Awards Granted During Fiscal Year That Remained Unvested as of Last Day of Fiscal Year for Non-PEO NEOs ($)	Average Change in Fair Value from Last Day of Prior Fiscal Year to Last Day of Fiscal Year of Unvested Equity Awards for Non-PEO NEOs ($)	Average Vesting-Date Fair Value of Equity Awards Granted During Fiscal Year that Vested During Fiscal Year for Non-PEO NEOs ($)	Average Change in Fair Value from Last Day of Prior Fiscal Year to Vesting Date of Unvested Equity Awards that Vested During Fiscal Year for Non-PEO NEOs ($)	Average Fair Value at Last Day of Prior Fiscal Year of Equity Awards Forfeited During Fiscal Year for Non-PEO NEOs ($)	Total - Average Inclusion of Equity Values for Non-PEO NEOs ($)
2023	2,337,939	(383,650)	0	(62,219)	(5,945,466)	(4,053,396)
2022	10,110,061	(1,869,287)	0	(941,003)	(4,585,504)	2,714,267
2021	8,698,352	(382,833)	0	545,701	(4,830,260)	4,030,960

(4) The Peer Group TSR set forth in this table utilizes the S&P Software & Services Index, which we also utilize in the stock performance graph required by Item 201(e) of Regulation S-K included in our Annual Report for the fiscal year ended January 31, 2023. The comparison assumes $100 was invested for the period starting January 31, 2020, through the end of the listed fiscal year in the Company and in the S&P Software & Services Index, respectively. Historical stock performance is not necessarily indicative of future stock performance.

(5) We determined ARR to be the most important financial performance measure used to link Company performance to Compensation Actually Paid to our PEOs and Non-PEO NEOs in fiscal 2023. ARR represents the annualized revenue run-rate of active cloud services, term license and maintenance contracts at the end of a reporting period as reported in our Annual Report on Form 10-K for fiscal 2023, but excluding any ARR recognized during the performance period from acquisitions made during fiscal 2023. More information on ARR can be found in "Compensation Discussion and Analysis—Discussion of Our Fiscal 2023 Executive Compensation Program—Components of Our Fiscal 2023 Compensation Program—Annual Cash Bonuses" above. This performance measure may not have been the most important financial performance measure for fiscal 2022 and 2021 and we may determine a different financial performance measure to be the most important financial performance measure in future fiscal years.

Description of the Information Presented in the Pay Versus Performance Table

As described in greater detail in the "Compensation Discussion and Analysis—Discussion of Our Fiscal 2023 Executive Compensation Program—Philosophy and Objectives" section of this proxy statement, the Company's executive compensation program reflects a pay-for-performance philosophy. While the Company utilizes several performance measures to align executive compensation with Company performance (as described in greater detail in the "Compensation Discussion and Analysis—Discussion of Our Fiscal 2023 Executive Compensation Program" section of this proxy statement), not all of those Company measures are presented in the Pay Versus Performance table. Moreover, the Company generally seeks to incentivize long-term performance, and therefore does not specifically align the Company's performance measures with compensation that is actually paid (as computed in accordance with Item 402(v) of Regulation S-K) for a particular year. Compensation actually paid is influenced by numerous factors, including but not limited to the timing of new grant issuances and outstanding grant vesting, share price volatility during the fiscal year, our mix of short-term and long-term metrics, and many other factors. In accordance with Item 402(v) of Regulation S-K, the Company is providing the following descriptions of the relationships between information presented in the Pay Versus Performance table.

Compensation Actually Paid and Cumulative Company TSR

The compensation actually paid to Mr. Merritt, as computed in accordance with the requirements of Item 402(v) of Regulation S-K, was $8,804,253 and $32,999,889 for fiscal 2022 and 2021, respectively. The compensation actually paid to Mr. Smith, as computed in accordance with the requirements of Item 402(v) of Regulation S-K, was $2,570,889 and $2,981,434 for fiscal 2023 and 2022, respectively. The compensation actually paid to Mr. Steele, as computed in accordance with the requirements of Item 402(v) of Regulation S-K, was $37,064,247 for fiscal 2023. The average amount of compensation actually paid to the Non-PEO NEOs as a group, as computed in accordance with Item 402(v) of Regulation S-K, was ($1,734,674), $6,125,302, and $4,928,142 for fiscal 2023, 2022, and 2021, respectively.

The TSR of the Company, assuming an initial fixed $100 investment and computed in accordance with the requirements of Item 402(v) of Regulation S-K, was $61.68, $79.81, and $106.29 for fiscal 2023-2021, 2022-2021 and 2021, respectively. Please see Note 4 for additional information related to the computation of Company TSR.

Compensation Actually Paid and Net Income

The compensation actually paid to Mr. Merritt, as computed in accordance with the requirements of Item 402(v) of Regulation S-K, was $8,804,253 and $32,999,889 for fiscal 2022 and 2021, respectively. The compensation actually paid to Mr. Smith, as computed in accordance with the requirements of Item 402(v) of Regulation S-K, was 2,570,889 and $2,981,434 for fiscal 2023 and 2022, respectively. The compensation actually paid to Mr. Steele, as computed in accordance with the requirements of Item 402(v) of Regulation S-K, was $37,064,247 for fiscal 2023. The average amount of compensation actually paid to the Non-PEO NEOs as a group, as computed in accordance with Item 402(v) of Regulation S-K, was ($1,734,674), $6,125,302, and $4,928,142 for fiscal 2023, 2022, and 2021, respectively.

The net income of the Company was ($278) million, ($1,339) million and ($908) million for fiscal 2023, 2022 and 2021, respectively.

Compensation Actually Paid and ARR

The compensation actually paid to Mr. Merritt, as computed in accordance with the requirements of Item 402(v) of Regulation S-K, was $8,804,253 and $32,999,889 for fiscal 2022 and 2021, respectively. The compensation actually paid to Mr. Smith, as computed in accordance with the requirements of Item 402(v) of Regulation S-K, was $2,570,889 and $2,981,434 for fiscal 2023 and 2022, respectively. The compensation actually paid to Mr. Steele, as computed in accordance with the requirements of Item 402(v) of Regulation S-K, was $37,064,247 for fiscal 2023. The average amount of compensation actually paid to the Non-PEO NEOs as a group, as computed in accordance with Item 402(v) of Regulation S-K, was ($1,734,674), $6,125,302, and $4,928,142 for fiscal 2023, 2022 and 2021, respectively.

ARR was $3.674 billion, $3.117 billion and $2.365 billion for fiscal 2023, 2022 and 2021, respectively. Please see Note 5 for additional information related to the computation of ARR.

Cumulative TSR of the Company and Cumulative TSR of the Peer Group

The TSR of the Company, assuming an initial fixed $100 investment and computed in accordance with the requirements of Item 402(v) of Regulation S-K, was $61.68, $79.81, and $106.29 for fiscal 2023-2021, 2022-2021 and 2021, respectively. The TSR of the Company's peer group (the S&P Software & Services Index), assuming an initial fixed $100 investment and computed in accordance with the requirements of Item 402(v) of Regulation S-K, was $117.81, $143.77 and $147.84 for fiscal 2023-2021, 2022-2021 and 2021, respectively. Please see Note 4 for additional information related to the computation of Company TSR and peer group TSR, respectively.

Tabular List of Most Important Financial Performance Measures

The following table presents the financial performance measures that the Company considers to have been the most important in linking Compensation Actually Paid to our PEOs and other NEOs for fiscal 2023 to Company performance. The measures in this table are not ranked.

| ARR |
| Company TSR versus the TSR of the components of the S&P Software & Services Index |
| Operating cash flow |

Equity Compensation Plan Information

The following table provides information as of January 31, 2023 with respect to the shares of our common stock that may be issued under our existing equity compensation plans.

Plan Category	(a) Number of Securities to be Issued Upon Exercise of Outstanding Options, Warrants and Rights	(b) Weighted Average Exercise Price of Outstanding Options, Warrants and Rights ($)[1]	(c) Number of Securities Remaining Available for Future Issuance Under Equity Compensation Plans (Excluding Securities Reflected in Column (a))
Equity compensation plans approved by stockholders[2]	11,403,331	10.27	32,531,366
Equity compensation plans not approved by stockholders[3]	717,786	—	144,052
Total	12,121,117	10.27	32,675,418

[1] Does not include shares issuable upon vesting of outstanding RSU and PSU awards, which have no exercise price and are included in column (a).

[2] Includes the following plans: 2022 Equity Incentive Plan ("2022 Plan"), 2012 Equity Incentive Plan ("2012 Plan"), and 2012 Employee Stock Purchase Plan ("2012 ESPP"). Our 2012 ESPP provides that on the first day of each fiscal year, the number of shares authorized for issuance under the 2012 ESPP is automatically increased by a number equal to the least of (i) four million (4,000,000) shares of common stock, (ii) two percent (2%) of the aggregate number of outstanding shares of common stock on the last day of the immediately preceding fiscal year, or (iii) an amount determined by our Board or any committee designated by our Board to administer the 2012 ESPP. Our 2012 Plan expired in March 2022 with respect to future awards.

[3] Includes the 2022 Inducement Plan, which was approved by our Board on January 31, 2022, in accordance with Listing Rule 5635(c)(4) of the corporate governance rules of The Nasdaq Stock Market and became effective on April 1, 2022. The 2022 Inducement Plan has expired as to future awards, and provided for the grant of nonstatutory stock options, restricted stock awards, restricted stock units, stock appreciation rights, performance units and performance shares to eligible employees in accordance with Listing Rule 5635(c)(4) of the corporate governance rules of The Nasdaq Stock Market. Also includes outstanding 96,034 RSUs and 144,052 PSUs (assuming target level achievement) granted to our President and Chief Executive Officer on April 11, 2022, which were granted outside of the 2022 Inducement Plan in accordance with Listing Rule 5635(c)(4) of the corporate governance rules of The Nasdaq Stock Market and are described under "Compensation Discussion and Analysis—Executive Summary—CEO and CFO Transition and Named Executive Officers for Fiscal 2023—CEO New Hire Compensation Package."

Splunk Inc. Amended and Restated 2022 Equity Incentive Plan

PROPOSAL 4	**Approval of Splunk Inc. Amended and Restated 2022 Equity Incentive Plan**
	The Board recommends a vote "**FOR**" the approval of our Amended and Restated 2022 Equity Incentive Plan.

Approval of the Amended and Restated 2022 Equity Incentive Plan

We are seeking stockholder approval to amend and restate our 2022 Equity Incentive Plan (the "Amended and Restated 2022 Plan") to increase the number of shares of Common Stock of the Company ("shares") reserved for issuance under our 2022 Equity Incentive Plan (the "2022 Plan") by 3,500,000 shares, or approximately 2.1% of our common shares outstanding as of April 15, 2023. We expect that the proposed share increase, together with the number of shares remaining under the 2022 Plan, will last approximately two years under our current equity compensation program. The amendment and restatement would not change any other material terms or conditions of our 2022 Plan. Based on the Talent & Compensation Committee's recommendation, our Board adopted the Amended and Restated 2022 Plan on March 16, 2023, subject to approval from our stockholders at our Annual Meeting. If stockholders approve this proposal, such amendment and restatement will become effective as of the date of stockholder approval. If stockholders do not approve this proposal, such amendment and restatement will not take effect and our 2022 Plan will continue to be administered in its current form.

The approval of our Amended and Restated 2022 Equity Incentive Plan must receive the affirmative vote of at least a majority of the votes cast to be approved. Abstentions are not considered votes cast and thus will have no effect on the outcome of this proposal. Broker non-votes, if any, will have no effect on the outcome of this proposal.

If our stockholders approve the amendment and restatement of the 2022 Plan, (a) 13,416,345 shares of the Company's common stock will have been reserved for issuance under the 2022 Plan, which equates to approximately 8.1% of our common shares outstanding as of April 15, 2023, plus (b) any shares subject to awards granted under the 2012 Plan or our 2022 Inducement Plan that were outstanding when stockholders initially approved the 2022 Plan and that subsequently expire or otherwise terminate without having been exercised or issued in full. Please see below for information regarding outstanding equity awards and overhang as of April 15, 2023.

Why Should Stockholders Vote to Increase the 2022 Plan Share Pool?

An Increase to the 2022 Plan Share Pool is Critical to Our Continued Growth and Will Allow Us to Continue to Recruit, Incentivize and Retain the Best Talent

Last year, our stockholders approved the 2022 Plan. At that time, we anticipated that the 10,460,784 shares initially reserved for issuance under the 2022 Plan would last one year and permit Splunk to recruit, retain and incent top talent, including key executive talent, while we were transitioning to a new equity compensation program at closer to market levels while still maintaining the necessary edge to recruit and retain critical talent. In last year's proposal for the 2022 Plan, we indicated that we planned to request an increase to the 2022 Plan share pool from our stockholders at this year's Annual Meeting. However, based on feedback we received from our stockholders, we were even more judicious in our use of equity awards last year relative to our anticipated needs at the time of our 2022 annual meeting of stockholders. The result of our judiciousness is allowing us now to ask for a much lower number of additional shares than we anticipated last year. As noted above, we anticipate that this year's new share reserve proposal will allow us to continue to make awards under the Amended and Restated 2022 Plan for approximately two years.

Our ability to offer equity awards continues to be essential in the highly competitive industry in which we must compete to attract, incentivize and retain executive talent. To successfully compete and grow our business in this dynamic environment, we need talented and seasoned technology workers. Our success is critically dependent on the skills, acumen and motivation of these employees to rapidly execute at the highest level.

In addition, our Board believes that equity awards align the interests of our employees with those of our stockholders. Equity awards provide our employees with an ownership stake in the Company, motivating them to achieve outstanding business performance, and provide an effective means of rewarding our employees for their contributions to our success.

Our management team's focus on balancing long-term durable growth with profitability resulted in a dramatic reduction in equity usage this year. However, equity awards continue to be necessary to recruit and retain talent. If stockholders do not approve the Amended and Restated 2022 Plan at our Annual Meeting, our ability to recruit, retain and incentivize the highly skilled talent critical to successfully compete and grow our business could be seriously and negatively impacted.

We continue to monitor and make adjustments to our equity program and believe that our request for shares is in line with our peers. We anticipate that approximately 10% of the shares reserved under the Amended and Restated 2022 Plan would be used for equity award grants to senior vice presidents and above, including our NEOs.

We Have Taken Measures to Significantly Modify Our Equity Award Strategy and are Committed to Managing Dilution

Over the last ten years, we have used equity awards strategically and on a broad basis to successfully compete and to grow our business. Equity compensation has been a key compensation component for our existing employees, and we leveraged equity incentives to differentiate our compensation program from peers. However, we recognize the dilutive impact of our equity compensation program on our stockholders and continuously strive to balance this concern with the competition for talent in the extremely competitive business environment and talent market in which we operate. Our Talent & Compensation Committee and Board strives to thoughtfully manage long-term stockholder dilution, equity incentive plan burn rate, stock-based compensation expense and stock-based compensation while maintaining our ability to attract, reward and retain key talent.

Stock-based compensation (SBC) expense associated with equity awards is generally recognized over the vesting period of those awards. Consequently, SBC is a lagging indicator and is not an accurate reflection of our current equity compensation programs. Our Talent & Compensation Committee and Board are mindful of SBC, and our new equity compensation program, including the new share reserve request in this proposal, is intended to reduce our SBC as a percentage of revenue and ARR.

In June 2021, in order to decrease dilution to our stockholders, our Board authorized and approved a stock repurchase program of up to $1.0 billion of our shares and, as of October 31, 2021, we repurchased approximately 6.9 million shares with a total price of $1 billion. One impact of this repurchase program has been that it decreased the number of common shares outstanding, making our burn rate appear higher because it is based on shares outstanding.

Where permitted under applicable law, our Board actively manages dilution by satisfying its tax withholding obligations related to equity awards by withholding shares from those shares otherwise issuable to the equity award recipients. In fiscal 2022 and fiscal 2023, we withheld approximately 1.56 million and 1.86 million such shares, respectively, to satisfy our tax withholding obligations related to equity awards, and our Board expects to continue this practice to minimize the dilutive impact of our equity compensation program to our stockholders.

Further, the Amended and Restated 2022 Plan includes provisions designed to minimize dilution to stockholders. The Amended and Restated 2022 Plan does not contain an "evergreen" provision, so the number of shares available for issuance under the Amended and Restated 2022 Plan will not automatically increase each year. If shares are used to pay the exercise price of an Amended and Restated 2022 Plan equity award, those shares will not become available for future grant. In addition, if shares are used to satisfy the tax withholding obligations for an equity award, those shares will not become available for future grant. For the avoidance of doubt, shares repurchased by the Company using option exercise proceeds will not become available for future grant under the Amended and Restated 2022 Plan.

Steps We Are Taking Toward a More Sustainable Equity Compensation Program

In fiscal 2023, we initiated a transition to a new equity compensation program that is closer to market levels and that is also designed to provide us with an edge to recruit and retain top talent. In order to minimize disruption to our employees, and to ensure an effective and smooth transition, we expect the transition to progress in stages over several years. For example, effective in fiscal 2023, we ceased providing equity awards in connection with promotions and, effective with the second quarter of fiscal 2023, we decreased the number of "new hire" employees who receive equity awards from approximately 100% of "new hires" to approximately 90% of "new hires."

The focus of our management team on balancing long-term durable growth with profitability resulted in a dramatic reduction in equity usage. In the past year we slowed hiring, had a reduction in force, reduced RSU award ranges and participation rates in the equity compensation program, shifted hiring toward early-career talent, and shifted headcount to lower cost geographies. These actions contributed to a reduction in the use of equity and resulted in the Company using only about half of the 10,460,784 share pool approved last year. As this transition progresses, we anticipate asking our stockholders to approve a more normalized quantum of shares closer to market levels.

We continue to monitor and make adjustments to our equity program and believe that our request for shares is in line with our peers. We anticipate that fewer than 10% of the shares reserved under the Amended and Restated 2022 Plan would be used for equity award grants to senior vice presidents and above, including our NEOs.

To Keep Us Accountable to Our Stockholders, We are Asking for Approximately Two Years' Worth of Shares Under the Amended and Restated 2022 Plan While We Continue to Make Adjustments to Our Equity Compensation Program

As noted above, we anticipate that the size of the share request described above will be sufficient to meet our expected needs for approximately two years. We expect to ask our stockholders for a subsequent increase in the Amended and Restated 2022 Plan in fiscal 2026 with a quantum of shares that will reflect the transition, described above, to a new equity compensation program that is closer to levels of our peers and that will also provide us an edge to recruit and retain top talent. Our Board made the determination to ask our stockholders for no more than an approximately two-year share request so that we remain accountable to our stockholders as we make this transition to a new equity compensation program for the Company.

In addition to the dynamics described above, the Talent & Compensation Committee and our Board considered the following factors when determining the number of shares to ask our stockholders to approve for issuance under the Amended and Restated 2022 Plan:

- **Number of Shares Remaining under the Existing Equity Plan.** As of April 15, 2023, 6,658,278 shares remained available for issuance under the 2022 Plan, representing approximately 4.0% of our outstanding common shares as of such date.
- **Overhang.** As of April 15, 2023, 6,658,278 shares remained available for issuance under the 2022 Plan, 14,120,538, shares remained subject to outstanding equity awards, collectively representing approximately 8.5% of our outstanding common

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shares as of such date (5,868,375 shares were subject to equity awards granted under our 2022 Plan, 7,657,992 shares were subject to equity awards granted under our 2012 Plan, 426,110 shares were subject to equity awards granted under our 2022 Inducement Plan, and 168,061 shares were subject to inducement equity awards granted to our President and CEO outside of the foregoing plans). For this purpose, unearned PSUs were counted assuming target level performance, earned PSUs were counted using actual performance achieved, and any unearned stock price PSUs were counted based on the number of shares eligible to be earned. Of the 14,120,538 shares that remained subject to outstanding equity awards as of April 15, 2023, 99,864 shares were covered by stock options, with a weighted average remaining term of 5.03 years and average weighted exercise price of $10.25. All other outstanding equity awards were "full-value" awards (restricted stock units, PSUs and restricted stock awards). No other equity awards were outstanding as of April 15, 2023.

- **Historical Grant Practices.** The Talent & Compensation Committee and our Board considered the number of shares covered by equity awards we granted in our last three fiscal years. In fiscal 2021, fiscal 2022, and fiscal 2023 we granted equity awards covering approximately 4.9 million, 7.8 million and 9 million shares, respectively, for approximately 21.7 million shares over that three-year period (assuming, in each case, "target" level performance for performance-based equity awards and excluding equity awards assumed in acquisitions).

- **Forecasted Grants.** To determine how long the share request under the Amended and Restated 2022 Plan described above will enable us to make grants of equity awards, our Board reviewed a forecast that considered the dynamics and factors described above. In addition, the forecast reviewed by our Board considered forecasted future equity awards, with the future equity awards determined based on assumptions about our stock price and the competitive dollar value to be delivered to the equity award recipient. Because we generally determine the size of equity awards to be granted based on the dollar value of the relevant award, if the stock price used to determine the number of shares subject to an equity award differs significantly from the stock price assumed in the forecast (which was $102 to $117), our actual share usage will deviate significantly from our forecasted share usage. For example, if our stock price used to determine the number of shares subject to future equity awards is lower than the stock price assumed in the forecast, we would need a larger number of shares than anticipated to deliver the same intended dollar value to the recipients of those equity awards. Conversely, if our stock price used to determine the number of shares subject to future equity awards is higher than the stock price assumed in the forecast, we would need a fewer number of shares than anticipated to deliver the same intended dollar value to the recipients of those equity awards.

In addition to considering the dynamics and factors described above to determine the number of shares subject to the Amended and Restated 2022 Plan, the Talent & Compensation Committee and our Board considered analyses prepared by the Talent & Compensation Committee's independent compensation consultant, Compensia, which included an analysis of the metrics shown in the table below. This table includes "gross burn rate" and "net burn rate" metrics. Gross burn rate is used by some to assess a company's use of equity compensation. Gross burn rate is defined as (i) the number of shares underlying equity awards granted in a given fiscal year (excluding any equity awards assumed in acquisitions) *divided by* (ii) the number of shares of weighted average common stock outstanding ("CSO"). Potential actual dilution to stockholders is often measured by analyzing the net burn rate. We define net burn rate as (i) the number of shares underlying equity awards granted in a given fiscal year (excluding any equity awards assumed in acquisitions) *minus* shares subject to outstanding equity awards forfeited during the year *minus* shares withheld by us to cover tax withholdings, *divided by* (ii) CSO. This measure indicates the rate at which we actually create potential future stockholder dilution.

The following table shows our gross and net burn rate over the past three fiscal years and the average across those three years (excluding any equity awards assumed in acquisitions).

	FY 2021	FY 2022	FY 2023	Average
Options granted	0	0	0	0
Time-based restricted stock units and restricted stock granted	4,598,363	7,321,730	8,277,535	6,732,543
Performance-based restricted stock units and restricted stock granted (at the "target" level)	318,514	430,056	719,720	489,430
Total awards granted[1]	4,916,877	7,751,786	8,997,255	7,221,973
Weighted Average Common Shares Outstanding	159,744,275	161,628,332	164,833,781	162,068,796
Gross Burn Rate	3.1%	4.8%	5.5%	4.47%
Forfeitures	1,830,369	3,063,530	3,160,478	2,684,792
Shares withheld to cover taxes	968,432	1,563,608	1,860,425	1,464,155
Net Burn Rate	**1.3%**	**1.9%**	**2.4%**	**1.87%**

[1] Includes grants of (1) options, (2) time-based restricted stock units and restricted stock, and (3) performance-based restricted stock units and restricted stock (at the "target" level). Excludes any equity awards assumed in acquisitions.

The Amended and Restated 2022 Plan Includes Compensation and Governance Best Practices

The Amended and Restated 2022 Plan includes provisions considered best practice for compensation and corporate governance purposes. These provisions protect our stockholders' interests:

- **Administration.** The Amended and Restated 2022 Plan will be administered by the Talent & Compensation Committee, which consists entirely of independent non-employee directors.

- **No Annual "Evergreen" Provision.** The Amended and Restated 2022 Plan requires stockholder approval to increase the maximum number of shares that can be granted. The Amended and Restated 2022 Plan does not contain an annual "evergreen" to automatically increase the number of shares available for issuance each year.

- **Certain Shares Are Not Returned to the Share Reserve.** Shares used to pay the exercise price of an award granted under the Amended and Restated 2022 Plan or to satisfy tax withholding obligations for an award granted under the Amended and Restated 2022 Plan will not become available for future grant under the Amended and Restated 2022 Plan. In addition, the Amended and Restated 2022 Plan specifically provides that shares repurchased by the company using option exercise proceeds will not become available for future grant under the plan.

- **Repricing is Not Allowed without Stockholder Approval.** The Amended and Restated 2022 Plan does not permit awards to be repriced or exchanged for other awards unless our stockholders approve the repricing or exchange.

- **No Single-Trigger Vesting Acceleration upon a Change in Control for Employees and Consultants.** In a change of control (as defined in the Amended and Restated 2022 Plan), awards will be treated in the manner determined by the administrator, and except for awards granted to our non-employee directors for their service as non-employee directors, the terms of the Amended and Restated 2022 Plan provide for no automatic vesting of awards upon a change in control unless the award is not assumed or substituted.

- **Reasonable Annual Limits on Non-Employee Director Compensation.** The Amended and Restated 2022 Plan sets limits as to the total compensation that non-employee directors may receive during each fiscal year (for service as a non-employee director).

- **Minimum Vesting Requirements.** Awards granted under the Amended and Restated 2022 Plan, other than substitute awards for equity awards of acquired entities, generally cannot become fully vested in less than one year from grant unless the vesting of such awards is accelerated due to a termination of the participant's service under certain circumstances, due to the participant's death or disability, or in connection with a change in control. However, an aggregate of 5% of the shares reserved for issuance under the Amended and Restated 2022 Plan can be granted without meeting such minimum vesting requirements.

- **Limited Transferability.** Awards under the Amended and Restated 2022 Plan generally may not be sold, pledged, assigned, hypothecated, transferred, or disposed of in any manner, other than by will or by the laws of descent and distribution, unless otherwise approved by the administrator (on such terms as the administrator deems appropriate). Equity awards under the Amended and Restated 2022 Plan may not be transferred to financial institutions.

- **No Tax Gross-ups.** The Amended and Restated 2022 Plan does not provide for any tax gross-ups.

- **Forfeiture Events.** Each award under the Amended and Restated 2022 Plan will be subject to any clawback policy of the Company, and the administrator may require a participant to forfeit, return, or reimburse the Company all or a portion of the award and any amounts paid under the award to comply with such clawback policy or applicable laws.

- **No Dividends on Unvested Awards.** No dividends or other distributions may be paid with respect to any shares underlying the unvested portion of an award, and no dividends or other distributions may be paid with respect to stock options or stock appreciation rights.

- **Minimum Exercise Price.** Other than stock options and stock appreciation rights assumed in connection with acquisitions, stock options and stock appreciation rights granted under the Amended and Restated 2022 Plan must have a per share exercise price no less than 100% of the fair market value per share on the date of grant of the relevant award.

- **Certain Limits Related to Stock Options.** The Amended and Restated 2022 Plan prohibits "reload" stock options, as well as the payment of the exercise price of stock options with a promissory note.

Our executive officers and directors have an interest in the approval of the Amended and Restated 2022 Plan because they are eligible to receive equity awards under the Amended and Restated 2022 Plan.

Summary of the Amended and Restated 2022 Plan

The following paragraphs summarize the principal features of the Amended and Restated 2022 Plan and its operation. However, this summary is not a complete description of the provisions of the Amended and Restated 2022 Plan and is qualified in its entirety by the specific language of the Amended and Restated 2022 Plan. A copy of the Amended and Restated 2022 Plan is provided as Appendix B to this proxy statement.

Purpose of the Amended and Restated 2022 Plan. The purpose of the Amended and Restated 2022 Plan is to promote the success of the Company and the interests of its stockholders by providing equity-based incentives to attract, retain and motivate eligible service providers, whose contributions drive the Company's success, and encourage stock ownership by eligible service providers, thereby aligning their interests with those of the Company's stockholders. Service providers eligible to participate in the Amended and Restated 2022 Plan are discussed below.

Award Types. The Amended and Restated 2022 Plan permits the grant of incentive stock options, nonstatutory stock options, restricted stock, restricted stock units, stock appreciation rights, performance units and performance shares. An "incentive stock option" is an incentive stock option within the meaning of Section 422 of the Internal Revenue Code (the "Code"). A "nonstatutory stock option" is a stock option that is not an incentive stock option. "Restricted stock" is stock that is subject to forfeiture to the Company during a "period of restriction" until applicable vesting conditions are met. A "restricted stock unit" is a bookkeeping entry representing an amount equal to the fair market value of one share. A "stock appreciation right" is an award that provides for a payment based upon the difference between the fair market value of a share on the date of exercise and the stated exercise price of the stock appreciation right. A "performance unit" is an award denominated in shares or cash, which may be earned based on applicable vesting conditions. A "performance share" means an award denominated in shares, which may be earned based on applicable vesting conditions. All such awards are described in further detail below.

Stock Subject to the Amended and Restated 2022 Plan. Subject to certain adjustments described below, the maximum aggregate number of shares that may be issued under the Amended and Restated 2022 Plan is 13,960,784 shares, plus any shares subject to awards granted under the 2012 Plan, and shares subject to awards granted under our 2022 Inducement Plan, in each case that, on or after the date stockholders initially approve the 2022 Plan, expire or otherwise terminate without having been exercised or issued in full. In the event the Company substitutes equity awards of acquired entities in connection with mergers, reorganizations, separations, or other transactions to which Section 424(a) of the Code applies (each such award, a "substituted award"), the maximum aggregate number of shares that may be issued under the Amended and Restated 2022 Plan will be increased by the number of shares underlying the substituted awards as of the effectiveness of the substitution. The shares issued under the Amended and Restated 2022 Plan may be authorized, but unissued, or reacquired Company common stock. As of April 14, 2023, the closing sale price of a share of our common stock reported on The Nasdaq Stock Market was $91.00.

If an award granted under the Amended and Restated 2022 Plan expires or becomes unexercisable without having been exercised in full, or, with respect to restricted stock, restricted stock units, performance units or performance shares, is forfeited to or repurchased by the Company due to failure to vest, then the unpurchased shares (or for awards other than options or stock appreciation rights, the forfeited or repurchased shares), which were subject thereto will become available for future grant or sale under the Amended and Restated 2022 Plan (unless the Amended and Restated 2022 Plan has terminated). With respect to the exercise of stock appreciation rights or options, the gross shares underlying such stock appreciation rights or options will cease to be available under the Amended and Restated 2022 Plan. Shares that actually have been issued under the Amended and Restated 2022 Plan under any award will not be returned to the Amended and Restated 2022 Plan and will not become available for future distribution under the Amended and Restated 2022 Plan; provided, however, that if shares issued pursuant to awards of restricted stock, restricted stock units, performance shares or performance units are repurchased by the Company or are forfeited to the Company due to failure to vest, such shares will become available for future grant under the Amended and Restated 2022 Plan. Shares used to pay the exercise price or purchase price of an award or to satisfy the withholding obligations for taxes related to an award will not become available for future grant or sale under the Amended and Restated 2022 Plan. To the extent an award under the Amended and Restated 2022 Plan is paid out in cash rather than shares, such cash payment will not result in reducing the number of shares available for issuance under the Amended and Restated 2022 Plan. Notwithstanding the foregoing and, subject to certain adjustments described below, the maximum number of shares that may be issued upon the exercise of incentive stock options will equal 200% of the aggregate share number stated in the paragraph above, plus, to the extent allowable under Section 422 of the Code, any shares that become available for issuance under the Amended and Restated 2022 Plan pursuant to this paragraph.

Administration of the Amended and Restated 2022 Plan. Different committees of one or more members of our Board, or of one or more other individuals satisfying applicable laws appointed by our Board (each a "committee"), may administer the Amended and Restated 2022 Plan, including with respect to different groups of eligible participants. If the Amended and Restated 2022 Plan is administered by a committee other than the Company's independent Talent & Compensation Committee, the Company's independent Talent & Compensation Committee will maintain oversight of, and set a limit on the number of shares covered by awards that may be granted by, such committee, such committee will not have authority to grant awards to members of such committee, and such committee will be constituted to satisfy applicable laws. For the avoidance of doubt, shares repurchased by the Company using option exercise proceeds will not become available for future grant under the Amended and Restated 2022 Plan.

Powers of the Administrator. Subject to the provisions of the Amended and Restated 2022 Plan, and in the case of a committee, the specific duties delegated by our Board to such committee, the administrator will have the authority, in its discretion, to: determine the fair market value (as defined in the Amended and Restated 2022 Plan) for purposes of the Amended and Restated 2022 Plan; select the eligible service providers to whom awards may be granted under the Amended and Restated 2022 Plan; determine the number of shares to be covered by each award granted under the Amended and Restated 2022 Plan; approve forms of award agreements for use under the Amended and Restated 2022 Plan; determine the terms and conditions, not inconsistent with the terms of the Amended and Restated 2022 Plan, of any award granted under the Amended and Restated 2022 Plan (including, but not limited to, the exercise price, the time or times when awards may vest or be exercised (which may be based on performance criteria), any vesting acceleration or waiver of forfeiture restrictions, and any restriction or limitation regarding any award or the shares relating thereto, based in each case on such factors as the administrator determines; prescribe, amend and rescind rules and regulations relating to the Amended and Restated 2022 Plan, including rules and regulations relating to sub-plans established for the purpose of accommodating requirements of local law and procedures outside the U.S., facilitating the administration of the Amended and Restated 2022 Plan in jurisdictions outside the U.S., or for qualifying for favorable tax treatment under applicable non-U.S. laws; construe and interpret the terms of the Amended and Restated 2022 Plan and awards granted under the Amended and Restated 2022 Plan; modify or amend each award (subject to limitations contained in the Amended and Restated 2022 Plan); allow participants to satisfy withholding obligations for taxes (subject to limitations contained in the Amended and Restated 2022 Plan); authorize any person to execute on behalf of the Company any instrument required to affect the grant of an award previously granted by the administrator; temporarily suspend the exercisability or vesting of an award if the administrator deems such suspension to be necessary or appropriate for administrative purposes; allow a participant to defer the receipt of the payment of cash or the delivery of shares that otherwise would be due to the participant under an award; and make all other determinations deemed necessary or advisable for administering the Amended and Restated 2022 Plan.

No Repricing; Exchange Program; "Reload" awards. Without stockholder approval, the administrator may not institute a program under which: outstanding awards are surrendered or canceled in exchange for awards of the same type (which may have higher or lower exercise prices and different terms), awards of a different type, and/or cash; participants would have the opportunity to transfer any outstanding awards to a financial institution or other person or entity selected by the administrator; and/or the exercise price of an outstanding award is reduced. No term of an award will provide for automatic "reload" grants of additional awards upon the exercise of an option or stock appreciation right.

Outside Director Award Limitations. No director who is not an employee (an "outside director") may be paid, issued, or granted, in any fiscal year of the Company, equity awards (including any awards issued under the Amended and Restated 2022 Plan) with an aggregate value (the value of which will be based on their grant date fair value determined in accordance with U.S. generally accepted accounting principles) and any other compensation (including without limitation any cash retainers or fees) that, in the aggregate, exceed $750,000, increased to $1,500,000 for such outside director for the fiscal year in which he or she joins our Board as an outside director. Any awards or other compensation paid or provided to an individual for his or her services as an employee, or for his or her services as a consultant (other than as an outside director), will not count for purposes of the limitation described in this paragraph. The foregoing limits may not be increased without stockholder approval.

Minimum Vesting Requirements. Except as described below, no portion of an award (other than substituted awards) will vest earlier than the one-year anniversary of such award's grant date. Awards may be granted to any service provider without regard to the minimum vesting requirements described in the preceding sentence if the shares subject to such awards would not result in more than 5% of the maximum aggregate number of shares reserved for issuance pursuant to all outstanding awards granted under the Amended and Restated 2022 Plan (the "5% Limit"). Substituted awards will not count against the 5% Limit. This minimum vesting requirement described in this paragraph will not prevent accelerated vesting of any portion of an award earlier than the one year anniversary of such award's grant date if such acceleration is due to a termination of the relevant participant's service or if such acceleration is in connection with a change in control (as defined in the Amended and Restated 2022 Plan), in each case to the extent otherwise permitted under the Amended and Restated 2022 Plan.

Dividends and Other Distributions. Service providers holding an award granted under the Amended and Restated 2022 Plan will not be entitled to receive any dividends or other distributions paid with respect to a share underlying such award until the portion of such award covering such share has fully vested, and all periods of restriction with respect to such share has lapsed, and such share has been issued pursuant to such award.

Transferability of awards. Unless determined otherwise by the administrator, an award may not be sold, pledged, assigned, hypothecated, transferred, or disposed of in any manner other than by will or by the laws of descent and distribution, and may be exercised, during the lifetime of the participant, only by the participant. If the administrator makes an award transferable, such award will contain such additional terms and conditions as the administrator deems appropriate. For the avoidance of doubt, awards may not be transferred to financial institutions.

Eligibility. Nonstatutory stock options, stock appreciation rights, restricted stock, restricted stock units, performance shares and performance units may be granted to employees, members of our Board or consultants (each, as defined in the Amended and Restated 2022 Plan, a "service provider" and, collectively, "service providers"). Incentive stock options may be granted only to employees. As of April 15, 2023, we had approximately 7,801 employees (including one employee member of our Board), approximately 40 consultants and 10 non-employee members of our Board that would be eligible to participate in the Amended and Restated 2022 Plan. Historically, we have rarely granted equity awards to consultants.

Stock Options. Each option will be evidenced by an award agreement that will specify the exercise price, the number of shares subject to the option, the exercise restrictions, if any, applicable to the option, and such other terms and conditions as the administrator determines. Each option will be designated in the award agreement as either an incentive stock option or a nonstatutory stock option. However, notwithstanding such designation, to the extent that the aggregate fair market value of the shares with respect to which incentive stock options are exercisable for the first time by the participant during any calendar year (under all plans of the Company and any parent or subsidiary) exceeds $100,000, such options will be treated as nonstatutory stock options. The fair market value of the shares will be determined as of the time the option with respect to such shares is granted. The term of each option will be 10 years from the date of grant or such shorter term as may be provided in the award agreement. Moreover, in the case of an incentive stock option granted to a participant who, at the time the incentive stock option is granted, owns stock representing more than 10% of the total combined voting power of all classes of stock of the Company or any parent or subsidiary, the term of the incentive stock option will be 5 years from the date of grant or such shorter term as may be provided in the award agreement. The per share exercise price for the shares to be issued pursuant to exercise of an option will be determined by the administrator, subject to the following. In the case of an incentive stock option granted to an employee who, at the time the incentive stock option is granted, owns stock representing more than 10% of the voting power of all classes of stock of the Company or any parent or subsidiary, the per share exercise price will be no less than 110% of the fair market value per share on the date of grant. In the case of an incentive stock option granted to any employee other than an employee described in the preceding sentence, the per share exercise price will be no less than 100% of the fair market value per share on the date of grant. In the case of a nonstatutory stock option, the per share exercise price will be no less than 100% of the fair market value per share on the date of grant. Notwithstanding the foregoing, options may be granted with a per share exercise price of less than 100% of the fair market value per share on the date of grant in the case of substitute awards granted in connection with transactions described in, and in a manner consistent with, Section 424(a) of the Code.

At the time an option is granted, the administrator will fix the period within which the option may be exercised and will determine any conditions that must be satisfied before the option may be exercised. The administrator will determine the acceptable form of consideration for exercising an option, including the method of payment. In the case of an incentive stock option, the administrator will determine the acceptable form of consideration at the time of grant. Such consideration may consist entirely of: cash; check; shares, provided that such shares have a fair market value on the date of surrender equal to the aggregate exercise price of the shares as to which such option will be exercised and provided that accepting such shares will not result in any adverse accounting consequences to the Company, as the administrator determines; consideration received by the Company under a broker-assisted (or other) cashless exercise program (whether through a broker or otherwise) implemented by the Company; by net exercise; such other consideration and method of payment for the issuance of shares to the extent permitted by applicable laws; or any combination of the foregoing methods of payment. A promissory note may not be used as a form of consideration for exercising an option.

If a participant ceases to be a service provider, other than as the result of death or disability (as defined in the Amended and Restated 2022 Plan), the participant may exercise his or her option within such period of time as is specified in the award agreement to the extent that the option is vested on the date of cessation of the participant's service provider status (but in no event later than the expiration of the term of such option as set forth in the award agreement). In the absence of a specified time in the award agreement, the option will remain exercisable for three months following cessation of the participant's service provider status.

If a participant ceases to be a service provider as a result of disability, the participant may exercise his or her option within such period of time as is specified in the award agreement to the extent the option is vested on the date of cessation of the participant's service provider status (but in no event later than the expiration of the term of such option as set forth in the award agreement). In the absence of a specified time in the award agreement, the option will remain exercisable for 12 months following cessation of the participant's service provider status.

If a participant dies while a service provider, the option may be exercised following the participant's death within such period of time as is specified in the award agreement to the extent that the option is vested on the date of death (but in no event may the option be exercised later than the expiration of the term of such option as set forth in the award agreement), by the participant's designated beneficiary, provided the administrator has permitted the designation of a beneficiary and provided such beneficiary has been designated prior to the participant's death in a form acceptable to the administrator. If the administrator has not permitted the designation of a beneficiary or if no such beneficiary has been designated by the participant, then such option may be exercised by the personal representative of the participant's estate or by the person(s) to whom the option is transferred pursuant to the participant's will or in accordance with the laws of descent and distribution. In the absence of a specified time in the award agreement, the option will remain exercisable for 12 months following the participant's death.

Unless otherwise provided by the administrator, if on the date of cessation of the participant's service provider status the participant is not vested as to his or her entire option, the shares covered by the unvested portion of the option will revert to the Amended and Restated 2022 Plan. If, after cessation of the participant's service provider status, the participant does not exercise his or her option within the time specified by the administrator (or if not specified by the administrator, the time specified in the Amended and Restated 2022 Plan), the option will terminate, and the shares covered by such option will revert to the Amended and Restated 2022 Plan.

Restricted Stock. Each award of restricted stock will be evidenced by an award agreement that will specify any period of restriction, the number of shares granted, and such other terms and conditions as the administrator determines. The administrator may accelerate the time at which any restrictions will lapse or be removed. Except as described below or the award agreement, shares of restricted stock may not be sold, transferred, pledged, assigned, or otherwise alienated or hypothecated until the end of any applicable period of restriction. During any applicable period of restriction, service providers holding shares of restricted stock granted under the Amended and Restated 2022 Plan may exercise full voting rights with respect to those shares, unless the administrator determines otherwise. On the date set forth in the award agreement, the restricted stock for which restrictions have not lapsed will revert to the Company and again will become available for grant under the Amended and Restated 2022 Plan.

Restricted Stock Units. Each award of restricted stock units will be evidenced by an award agreement that will specify vesting criteria, the number of restricted stock units granted, and such other terms and conditions as the administrator determines. The administrator will set vesting criteria, which, depending on the extent to which the criteria are met, will determine the number of restricted stock units that will be paid out to the participant. The administrator may set vesting criteria based upon the achievement of Company-wide, divisional, business unit, or individual goals (including, but not limited to, continued employment or service), applicable U.S. or non-U.S. federal or state securities laws or any other basis determined by the administrator. Upon meeting the applicable vesting criteria, the participant will be entitled to receive a payout as determined by the administrator. Notwithstanding the foregoing, at any time after the grant of restricted stock units, the administrator may reduce or waive any vesting criteria that must be met to receive a payout. The administrator may settle earned restricted stock units only in cash, shares, or a combination of both. On the date set forth in the award agreement, all unearned restricted stock units will be forfeited to the Company.

Stock Appreciation Rights. Each stock appreciation right grant will be evidenced by an award agreement that will specify the exercise price, the term of the stock appreciation right, the conditions of exercise, and such other terms and conditions as the administrator determines. The administrator will have complete discretion to determine the number of stock appreciation rights granted to any service provider.

The per share exercise price for the shares to be issued pursuant to exercise of a stock appreciation right will be determined by the administrator and will be no less than 100% of the fair market value per share on the date of grant. Otherwise, the administrator, subject to the provisions of the Amended and Restated 2022 Plan, will have complete discretion to determine the terms and conditions of stock appreciation rights granted under the Amended and Restated 2022 Plan. Notwithstanding the foregoing, a stock appreciation right may be granted with a per share exercise price of less than 100% of the fair market value per share on the date of grant in the case of substitute awards granted in connection with transactions described in, and in a manner consistent with, Section 424(a) of the Code. A stock appreciation right granted under the Amended and Restated 2022 Plan will expire upon the date as determined by the administrator and set forth in the award agreement. Notwithstanding the foregoing, the provisions described above relating to the maximum term and exercise of options also will apply to stock appreciation rights. Upon exercise of a stock appreciation right, a participant will be entitled to receive payment from the Company in an amount determined as the product of: the difference between the fair market value of a share on the date of exercise over the exercise price; and the number of shares with respect to which the stock appreciation right is exercised. At the discretion of the administrator, the payment upon exercise of a stock appreciation right may be in cash, in shares of equivalent value, or in some combination of both.

PROXY

Performance Units and Performance Shares. Each performance unit will have an initial value that is established by the administrator on or before the date of grant. Each performance share will have an initial value equal to the fair market value of a share on the date of grant. The administrator will set performance objectives or other vesting provisions (including, without limitation, continued status as a service provider) which, depending on the extent to which they are met, will determine the number or value of performance units/shares that will be paid out to the service providers. The time period during which the performance objectives or other vesting provisions must be met will be called the "performance period." Each award of performance units/shares will be evidenced by an award agreement that will specify the performance period, and such other terms and conditions as the administrator determines. The administrator may set performance objectives based upon the achievement of Company-wide, divisional, business unit or individual goals (including, but not limited to, continued employment or service), applicable U.S. or non-U.S. federal or state securities laws, or any other basis determined by the administrator. After the applicable performance period has ended, the holder of performance units/shares will be entitled to receive a payout of the number of performance units/shares earned by the participant over the performance period, to be determined as a function of the extent to which the corresponding performance objectives or other vesting provisions have been achieved. After the grant of a performance unit/share, the administrator may reduce or waive any performance objectives or other vesting provisions for such performance unit/share. Payment of earned performance units/shares will be made as soon as practicable after the expiration of the applicable performance period or as otherwise determined by the administrator and set forth in the award agreement. The administrator may pay earned performance units/shares in the form of cash, in shares or in a combination thereof. On the date set forth in the award agreement, all unearned or unvested performance units/shares will be forfeited to the Company, and again will be available for grant under the Amended and Restated 2022 Plan.

Adjustments. In the event that any extraordinary dividend or other extraordinary distribution (whether in the form of cash, shares, other securities, or other property), recapitalization, stock split, reverse stock split, reorganization, merger, consolidation, split-up, spin-off, combination, reclassification, repurchase, or exchange of shares or other securities of the Company, or other change in the corporate structure of the Company affecting the shares occurs (other than any ordinary dividends or other ordinary distributions), the administrator, in order to prevent diminution or enlargement of the benefits or potential benefits intended to be made available under the Amended and Restated 2022 Plan, will adjust the number and class of shares of stock that may be delivered under the Amended and Restated 2022 Plan and/or the number, class, and exercise price of shares of stock covered by each outstanding award, and the numerical share limits set forth in the Amended and Restated 2022 Plan.

Dissolution or Liquidation. In the event of a proposed dissolution or liquidation of the Company, the administrator will notify each participant as soon as practicable prior to the effective date of such proposed transaction. To the extent it has not been previously exercised or vested, an award will terminate immediately prior to the consummation of such proposed action.

Merger or Change in Control. In the event of a merger of the Company with or into another corporation or other entity or a change in control (as defined in the Amended and Restated 2022 Plan), each outstanding award will be treated as the administrator determines (subject to the provisions of the following paragraph) without a participant's consent, including, without limitation, that (i) awards will be assumed, or substantially equivalent awards will be substituted, by the acquiring or succeeding corporation (or an affiliate thereof) with appropriate adjustments as to the number and kind of shares and exercise prices; (ii) upon written notice to a participant, that the participant's awards will terminate upon or immediately prior to the consummation of such merger or change in control; (iii) outstanding awards will vest and become exercisable, realizable, or payable, or restrictions applicable to an award will lapse, in whole or in part, prior to or upon consummation of such merger or change in control, and, to the extent the administrator determines, terminate upon or immediately prior to the effectiveness of such merger or change in control; (iv) (A) an award will be terminated in exchange for an amount of cash and/or property, if any, equal to the amount that would have been attained upon the exercise of such award or realization of the participant's rights as of the date of the occurrence of the transaction (and, for the avoidance of doubt, if as of the date of the occurrence of the transaction the administrator determines in good faith that no amount would have been attained upon the exercise of such award or realization of the participant's rights, then such award may be terminated by the Company without payment), or (B) such award will be replaced with other rights or property selected by the administrator; or (v) any combination of the foregoing. The administrator will not be obligated to treat all awards, all awards held by a participant, all awards of the same type, or all portions of awards, similarly.

In the event that the successor corporation does not assume or substitute for the award (or portion thereof), the participant will fully vest in and have the right to exercise the participant's outstanding option and stock appreciation right (or portion thereof) that is not assumed or substituted for, including shares as to which such award would not otherwise be vested or exercisable, all restrictions on restricted stock, restricted stock units, performance shares and performance units (or portions thereof) not assumed or substituted for will lapse, and, with respect to such awards with performance-based vesting (or portions thereof) not assumed or substituted for, all performance goals or other vesting criteria will be deemed achieved at 100% of target levels and all other terms and conditions met, in each case, unless specifically provided otherwise under the applicable award agreement or other written agreement between the participant and the Company or any of its subsidiaries or parents, as applicable. In addition, if an option or stock appreciation right (or portion thereof) is not assumed or substituted for in the event of a merger or change in control, the administrator will notify the participant in writing or electronically that such option or stock appreciation right (or its applicable portion) will be exercisable for a period of time determined by the administrator, and the option or stock appreciation right (or its applicable portion) will terminate upon the expiration of such period.

With respect to awards granted to an outside director, in the event of a change in control, the participant will fully vest in and have the right to exercise options and/or stock appreciation rights as to all of the shares underlying such award, including those shares which would not be vested or exercisable, all restrictions on restricted stock and restricted stock units will lapse, and, with respect to awards with performance-based vesting, all performance goals or other vesting criteria will be deemed achieved at 100% of target levels and all other terms and conditions met, unless specifically provided otherwise under the applicable award agreement or other written agreement between the participant and the Company or any of its subsidiaries or parents, as applicable.

Death. Unless otherwise determined by the administrator, if an employee or outside director ceases to be an employee or outside director, as applicable, as a result of such participant's death, then such participant will immediately become 100% vested in and have the right to exercise options and/or stock appreciation rights as to 100% of the shares underlying such award, including those shares which would not otherwise be vested or exercisable; 100% of the aggregate restrictions initially on restricted stock and restricted stock units will lapse; with respect to awards with performance-based vesting for which the achievement of designated performance goals has been determined, participant will immediately become vested in 100% of the earned awards; and, with respect to awards for which the achievement of designated performance goals or other vesting criteria has not yet been determined, all performance goals or other vesting criteria required to be met for such awards to be earned will be deemed achieved at target levels and participant will immediately become vested in 100% of the earned awards, provided that if such termination of the participant occurs following the end of the performance period for any performance goal but prior to the determination of the achievement of such performance goal, then the achievement of such performance goal will be determined based on actual performance and participant will immediately become vested in 100% of the earned awards. Notwithstanding the foregoing sentence, if the participant has not been continuously an employee or outside director, as applicable, for at least 12 months prior to the day the participant ceases to be an employee or outside director as a result of the participant's death, then for each reference to "100%" in the foregoing sentence, "50%" will be substituted.

Term of Amended and Restated 2022 Plan. The Amended and Restated 2022 Plan will continue in effect for a term of 10 years from the effective date of the 2022 Plan, unless terminated earlier by the administrator. The administrator, at any time, may amend, alter, suspend or terminate the Amended and Restated 2022 Plan. The Company will obtain stockholder approval of any Amended and Restated 2022 Plan amendment to the extent necessary and desirable to comply with applicable laws.

Stockholder Approval. The Amended and Restated 2022 Plan will be subject to approval by the stockholders of the Company within 12 months after the date the Amended and Restated 2022 Plan is adopted by our Board. Such stockholder approval will be obtained in the manner and to the degree required under applicable laws.

Forfeiture Events. Awards will be subject to the Company's clawback policy in effect as of the adoption of the Amended and Restated 2022 Plan and will be subject to any other clawback policy of the Company as may be established and/or amended from time to time to comply with applicable laws.

Summary of U.S. Federal Income Tax Consequences

The following summary is intended only as a general guide to the U.S. federal income tax consequences of participation in the Amended and Restated 2022 Plan. The summary is based on existing U.S. laws and regulations, and there can be no assurance that those laws and regulations will not change. The summary is not complete and does not discuss the tax consequences upon a participant's death, or the income tax laws of any municipality, state or foreign country in which the participant may reside. Tax consequences for any particular participant may vary based on individual circumstances.

Incentive Stock Options

A participant recognizes no taxable income for regular income tax purposes because of the grant or exercise of an option that qualifies as incentive stock option under Section 422 of the Code. If a participant exercises the option and then later sells or otherwise disposes of the shares acquired through the exercise the option after both the two-year anniversary of the date the option was granted and the one-year anniversary of the exercise, the participant will recognize a capital gain or loss equal to the difference between the sale price of the shares and the exercise price, and we will not be entitled to any deduction for federal income tax purposes.

However, if the participant disposes of such shares either on or before the two-year anniversary of the date of grant or on or before the one-year anniversary of the date of exercise (a "disqualifying disposition"), any gain up to the excess of the fair market value of the shares on the date of exercise over the exercise price generally will be taxed as ordinary income, unless the shares are disposed of in a transaction in which the participant would not recognize a loss (such as a gift). Any gain in excess of that amount will be a capital gain. If a loss is recognized, there will be no ordinary income, and such loss will be a capital loss. Any ordinary income recognized by the participant upon the disqualifying disposition of the shares generally should be deductible by Splunk for federal income tax purposes, except to the extent such deduction is limited by applicable provisions of the Code.

For purposes of the alternative minimum tax, the difference between the option exercise price and the fair market value of the shares on the exercise date is treated as an adjustment item in computing the participant's alternative minimum taxable income in the year of exercise. In addition, special alternative minimum tax rules may apply to certain subsequent disqualifying dispositions of the shares or provide certain basis adjustments or tax credits for purposes.

Nonstatutory Stock Options
A participant generally recognizes no taxable income as the result of the grant of such an option. However, upon exercising the option, the participant normally recognizes ordinary income equal to the amount that the fair market value of the shares on such date exceeds the exercise price. If the participant is an employee, such ordinary income generally is subject to withholding of income and employment taxes. Upon the sale of the shares acquired by exercising a nonstatutory stock option, any gain or loss (based on the difference between the sale price and the fair market value on the exercise date) will be taxed as capital gain or loss. Any ordinary income recognized by the participant upon exercising a nonstatutory stock option generally should be deductible by Splunk for federal income tax purposes, except to the extent such deduction is limited by applicable provisions of the Code. No tax deduction is available to Splunk with respect to the grant of a nonstatutory stock option or the sale of the shares acquired through the exercise of the nonstatutory stock option.

Stock Appreciation Rights
In general, no taxable income is reportable when a stock appreciation right is granted to a participant. Upon exercise, the participant generally will recognize ordinary income equal to the fair market value of any shares received. Any additional gain or loss recognized upon any later disposition of the shares would be capital gain or loss.

Restricted Stock Awards
A participant acquiring shares of restricted stock generally will recognize ordinary income equal to the fair market value of the shares on the vesting date, reduced by any amount paid by the participant for such shares. If the participant is an employee, such ordinary income generally is subject to withholding of income and employment taxes. The participant may elect, under Section 83(b) of the Code to accelerate the ordinary income tax event to the date of acquisition by filing an election with the Internal Revenue Service no later than thirty days after the date the shares are acquired. Upon the sale of shares acquired under a restricted stock award, any gain or loss, based on the difference between the sale price and the fair market value on the date the ordinary income tax event occurs, will be taxed as capital gain or loss.

Restricted Stock Unit Awards
There are no immediate tax consequences of receiving an award of restricted stock units. A participant who is awarded restricted stock units generally will recognize ordinary income equal to the fair market value of shares issued to such participant at the end of the applicable vesting period or, if later, the settlement date elected by the administrator or a participant. Any additional gain or loss recognized upon any later disposition of any shares received would be capital gain or loss.

Performance Shares and Performance Unit Awards
A participant generally will recognize no income upon the grant of a performance share or a performance unit award. Upon the settlement of such awards, participants normally will recognize ordinary income in the year of receipt in an amount equal to the cash received and the fair market value of any cash or unrestricted shares received. If the participant is an employee, such ordinary income generally is subject to withholding of income and employment taxes. Upon the sale of any shares received, any gain or loss, based on the difference between the sale price and the fair market value on the date the ordinary income tax event occurs, will be taxed as capital gain or loss.

Section 409A

Section 409A of the Code provides certain requirements for non-qualified deferred compensation arrangements with respect to an individual's deferral and distribution elections and permissible distribution events. Awards granted under the Amended and Restated 2022 Plan with a deferral feature will be subject to the requirements of Section 409A. If an award is subject to and fails to satisfy the requirements of Section 409A of the Code, the recipient of that award may recognize ordinary income on the amounts deferred under the award, to the extent vested, which may be before the compensation is actually or constructively received. Also, if an award subject to Section 409A of the Code violates the provisions of Section 409A of the Code, Section 409A of the Code imposes an additional 20% federal income tax on compensation recognized as ordinary income, and interest on such deferred compensation.

Tax Effect for Splunk

We generally will be entitled to a tax deduction in connection with an award under the Amended and Restated 2022 Plan equal to the ordinary income realized by a participant when the participant recognizes such income (for example, the exercise of a nonstatutory stock option) except to the extent such deduction is limited by applicable provisions of the Code. Special rules limit the deductibility of compensation paid to our chief executive officer and other "covered employees" as determined under Section 162(m) of the Code and applicable guidance. Under Section 162(m) of the Code, the annual compensation paid to any of these specified executives will be deductible only to the extent that it does not exceed $1,000,000.

THE FOREGOING IS ONLY A SUMMARY OF THE EFFECT OF U.S. FEDERAL INCOME TAXATION UPON PARTICIPANTS AND SPLUNK WITH RESPECT TO AWARDS UNDER THE AMENDED AND RESTATED 2022 PLAN. IT DOES NOT PURPORT TO BE COMPLETE AND DOES NOT DISCUSS THE IMPACT OF EMPLOYMENT OR OTHER TAX REQUIREMENTS, THE TAX CONSEQUENCES OF A PARTICIPANT'S DEATH, OR THE PROVISIONS OF THE INCOME TAX LAWS OF ANY MUNICIPALITY, STATE, OR FOREIGN COUNTRY IN WHICH THE PARTICIPANT MAY RESIDE.

New Plan Benefits

No awards have been made under the Amended and Restated 2022 Plan, and no awards have been granted that are contingent on the approval of the Amended and Restated 2022 Plan. Awards under the Amended and Restated 2022 Plan would be made at the discretion of the Talent & Compensation Committee or the Board. Therefore, the benefits and amounts that will be received or allocated under the Amended and Restated 2022 Plan in the future are not determinable at this time. The following table sets forth, with respect to the individuals and groups named below, the aggregate number of shares subject to awards granted under the 2022 Plan (whether or not currently outstanding, vested, or forfeited, as applicable) as of April 15, 2023:

Name and Position	Dollar Value ($)	Number of Units[1]
Gary Steele President, Chief Executive Officer and Director	15,659,280	172,080
Brian Roberts Chief Financial Officer	17,414,397	191,367
Scott Morgan Senior Vice President, Chief Legal Officer, Global Affairs and Secretary	4,026,568	44,248
Graham Smith Former Interim Chief Executive Officer and Director	209,391	2,301
Jason Child Former Senior Vice President and Chief Financial Officer	—	—
Teresa Carlson Former President and Chief Growth Officer	—	—
Shawn Bice Former President of Products and Technology	—	—
All current executive officers as a group	60,928,049	669,539
All current non-employee directors as a group	3,418,233	37,563
All other current employees (including all current officers who are not executive officers) as a group	480,317,838	5,278,218

[1] Consists of restricted stock units and/or PSUs. PSUs were counted assuming target level achievement on the grant date.

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Stock Ownership Information

Security Ownership of Certain Beneficial Owners and Management

The following table sets forth certain information with respect to the beneficial ownership of our common stock at March 31, 2023 for:

- each person or group of affiliated persons known by us to be the beneficial owner of more than 5% of our common stock;
- each of our NEOs;
- each of our directors; and
- all of our executive officers and directors as a group.

The information provided in the table is based on our records, information filed with the SEC, and information provided to us. For our 5% stockholders, to the extent we did not have more recent information, we relied upon such stockholders' most recent filing with the SEC pursuant to Section 13(g) of the Exchange Act as noted below. We have determined beneficial ownership in accordance with the rules of the SEC, and the information is not necessarily indicative of beneficial ownership for any other purpose. Except as indicated by the footnotes below, we believe, based on information furnished to us, that the persons and entities named in the table below have sole voting and sole investment power with respect to all shares of common stock that they beneficially owned, subject to applicable community property laws.

Applicable percentage ownership is based on 165,562,864 shares of common stock outstanding at March 31, 2023. In computing the number of shares of common stock beneficially owned by a person or entity and the percentage ownership of such person or entity, we deemed to be outstanding all shares of common stock subject to shares held by the person that are currently exercisable or exercisable (or issuable upon vesting of RSUs) within 60 days of March 31, 2023. However, we did not deem such shares outstanding for the purpose of computing the percentage ownership of any other person.

Unless otherwise indicated in their respective footnote, the address of each beneficial owner listed in the table below is c/o Splunk Inc., 270 Brannan Street, San Francisco, California 94107.

	Number of Shares	Percent of Shares Outstanding
5% Stockholders:		
The Vanguard Group, Inc.[1]	16,014,851	9.7%
Hellman & Friedman LLC[2]	12,799,822	7.7%
BlackRock, Inc.[3]	11,085,883	6.7%
PRIMECAP Management Company[4]	10,945,923	6.6%
NEOs and Directors:		
Gary Steele	38,972	*
Graham Smith	32,554	*
Shawn Bice	—	*
Teresa Carlson	—	*
Jason Child	84,576	*
Scott Morgan	72,338	*
Brian Roberts	—	*
Mark Carges	20,717	*
Kenneth Hao	4,617	*
Patricia Morrison	33,908	*
Yamini Rangan	—	*
Elisa Steele	13,905	*
David Tunnell	—	*
General Dennis Via (ret)	5,750	*
Luis Visoso	3,026	*
Richard Wallace	—	*
All executive officers and directors as a group (15 persons)	289,265	*

* Represents beneficial ownership of less than one percent (1%).

[1] As of December 30, 2022, the reporting date of The Vanguard Group, Inc.'s most recent filing with the SEC pursuant to Section 13(g) of the Exchange Act filed on February 9, 2023, The Vanguard Group, Inc. ("Vanguard"), in its capacity as an investment advisor, has shared voting power with respect to 130,799 shares, sole dispositive power with respect to 15,660,803 shares, and shared dispositive power with respect to 354,048 shares reported as beneficially owned. The address for Vanguard is 100 Vanguard Blvd., Malvern, PA 19355.

[2] As of October 11, 2022, the reporting date of Hellman & Friedman LLC's most recent filing with the SEC pursuant to Section 13(d) of the Exchange Act filed on October 13, 2022. The Schedule 13D was filed on behalf of H&F Corporate Investors X, Ltd. ("H&F X"), Hellman & Friedman Investors X, L.P. ("H&F Investors X"), Hellman & Friedman Capital Partners X, L.P. ("HFCP X"), H&F Shadowfax Holdings GP, LLC ("Shadowfax Holdings GP"), H&F Shadowfax Holdings, L.P. (together with H&F X, H&F Investors X, HFCP X and Shadowfax Holdings GP, "Hellman"), H&F Shadowfax Holdings 2 GP, LLC ("H&F Holdings 2 GP"), and H&F Shadowfax Holdings 2, L.P. (together with H&F Holdings 2 GP, "H&F Holdings 2"). Hellman has sole voting power with respect to 12,799,822 shares and sole dispositive power with respect to 12,799,822 shares reported as beneficially owned. H&F Holdings 2 has sole voting power with respect to 11,909,197 shares and sole dispositive power with respect to 11,909,197 shares reported as beneficially owned. The address for Hellman & Friedman LLC is 415 Mission Street, Suite 5700, San Francisco, CA 94105.

[3] As of December 31, 2022, the reporting date of BlackRock, Inc.'s most recent filing with the SEC pursuant to Section 13(g) of the Exchange Act filed on February 7, 2023, BlackRock, Inc. ("BlackRock"), which is a parent holding company or control person, has sole voting power with respect to 10,149,374 shares and sole dispositive power with respect to 11,085,883 shares reported as beneficially owned. The address for BlackRock is 55 East 52nd Street, New York, NY 10055.

[4] As of December 31, 2022, the reporting date of PRIMECAP Management Company's most recent filing with the SEC pursuant to Section 13(g) of the Exchange Act filed on February 9, 2023, PRIMECAP Management Company ("PRIMECAP"), in its capacity as an investment advisor, has sole voting power with respect to 10,535,623 shares and sole dispositive power with respect to 10,945,923 shares reported as beneficially owned. The address for PRIMECAP is 177 E. Colorado Blvd., 11th Floor, Pasadena, CA 91105.

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Delinquent Section 16(a) Reports

Section 16(a) of the Securities Exchange Act of 1934, as amended, requires that our executive officers and directors, and persons who own more than 10% of our common stock, file reports of ownership and changes of ownership with the SEC. Such directors, executive officers and 10% stockholders are required by SEC regulation to furnish us with copies of all Section 16(a) forms they file.

SEC regulations require us to identify in this proxy statement anyone who filed a required report late during the most recent fiscal year. Based on our review of forms we received, or written representations from reporting persons stating that they were not required to file these forms, we believe that during fiscal 2023, all Section 16(a) filing requirements were satisfied on a timely basis, except that we were late in filing (i) a Form 4 for Timothy Emanuelson with respect to a transaction on February 14, 2022 that was reported on a Form 4 on February 23, 2022 and (ii) a Form 5 for Kenneth Hao with respect to the fiscal year ended January 31, 2022.

Other Matters

Questions and Answers About the Proxy Materials and Our 2023 Annual Meeting

The information provided in the "question and answer" format below is for your convenience only and is merely a summary of the information contained in this proxy statement. You should read this entire proxy statement carefully.

How do I attend and participate in the Virtual Annual Meeting?

This year's Annual Meeting will be conducted as a virtual-only meeting of stockholders. We will host the Annual Meeting online through a live audio webcast. You are entitled to attend the Annual Meeting if you were a holder of our common stock as of the close of business on May 2, 2023, hold a valid proxy for the Annual Meeting or are an authorized guest of the Company. You will be able to attend the Annual Meeting and submit your questions during the Annual Meeting by visiting www.virtualshareholdermeeting.com/SPLK2023. You will need the control number included on your Notice or proxy card or in the instructions from your broker in order to attend and participate in the Annual Meeting virtually.

The format of the virtual Annual Meeting has been designed to ensure that our stockholders generally have the same rights and opportunities to participate as they would at an in-person meeting and we have endeavored to provide stockholder access, participation and communication through online tools. The virtual format facilitates stockholder attendance and participation by enabling stockholders to participate fully and equally from any location around the world. During the meeting, you will have the ability to submit a question in real-time via the virtual meeting website. We will answer as many questions submitted in accordance with the meeting rules of conduct as possible in the time allotted for the meeting. Only questions that are relevant to our business operations will be answered. A copy of the Annual Meeting rules of conduct will be available online at the Annual Meeting.

Online check-in will begin at 3:15 p.m. Pacific Time on June 21, 2023, and you should allow ample time for the online check-in proceedings. If you encounter any difficulties accessing the Annual Meeting during the check-in or meeting time, please call the technical support number that will be posted on the Annual Meeting log-in page. Technical support will be available starting at 3:15 p.m. Pacific Time on the day of the meeting. If you wish to submit questions prior to the Annual Meeting, you may do so at www.proxyvote.com by signing in with your control number.

What matters am I voting on?

You will be voting on:

- the election of four Class II directors to hold office until the 2026 annual meeting of stockholders or until their successors are duly elected and qualified;
- a proposal to ratify the appointment of PricewaterhouseCoopers LLP as our independent registered public accounting firm for the fiscal year ending January 31, 2024;
- an advisory vote to approve the compensation of our named executive officers, as described in this proxy statement;
- a proposal to approve our Amended and Restated 2022 Equity Incentive Plan to increase the number of shares reserved thereunder by 3,500,000; and
- any other business that may properly come before the meeting.

How does the Board recommend I vote on these proposals?

The Board recommends a vote:

- FOR each of the nominees for election as Class II directors;

- FOR the ratification of the appointment of PricewaterhouseCoopers LLP as our independent registered public accounting firm for the fiscal year ending January 31, 2024;

- FOR approval, on an advisory basis, of our named executive officer compensation; and

- FOR approval of our Amended and Restated 2022 Equity Incentive Plan to increase the number of shares reserved thereunder by 3,500,000.

Who is entitled to vote?

Holders of our common stock as of the close of business on May 2, 2023 (the "Record Date"), may vote at the Annual Meeting. As of the Record Date, we had 165,566,211 shares of common stock outstanding. In deciding all matters at the Annual Meeting, each stockholder will be entitled to one vote for each share of common stock held on the Record Date. We do not have cumulative voting rights for the election of directors.

Registered Stockholders. If your shares are registered directly in your name with our transfer agent, you are considered the stockholder of record with respect to those shares, and the Notice was provided to you directly by us. As the stockholder of record, you have the right to grant your voting proxy directly to the individuals listed on the proxy card or to vote in person (electronically) at the Annual Meeting.

Street Name Stockholders. If your shares are held in a stock brokerage account or by a bank or other nominee, you are considered the beneficial owner of shares held in street name, or a street name stockholder, and the Notice was forwarded to you by your broker, bank or other nominee, who is considered the stockholder of record with respect to those shares. As the beneficial owner, you have the right to direct your broker, bank or other nominee on how to vote your shares. Beneficial owners are also invited to attend the Annual Meeting in person (virtually). Beneficial owners who did not receive a 16-digit control number from their broker or bank, who wish to attend the Annual Meeting in person (virtually) should follow the instructions from their broker or bank, including any requirement to obtain a legal proxy. Most brokers or banks allow a beneficial owner to obtain a legal proxy either online or by mail. If you request a printed copy of the proxy materials by mail, your broker, bank or other nominee will provide a voting instruction card for you to use to direct your broker, bank or other nominee how to vote your shares.

How do I vote?

If you are a registered stockholder, you may:

- instruct the proxy holder or holders on how to vote your shares by using the Internet voting site or the toll-free telephone number listed on the Notice, 24 hours a day, seven days a week, until 11:59 p.m. Eastern Time on June 20, 2023 (have the Notice or proxy card in hand when you call or visit the website);

- instruct the proxy holder or holders on how to vote your shares by completing and mailing your proxy card to the address indicated on your proxy card (if you received printed proxy materials), which must be received by the time of the Annual Meeting; or

- vote your shares in person (electronically) at the Annual Meeting.

To attend and participate in the Annual Meeting virtually, stockholders of record will need to use their control number on their Notice or proxy card to log onto www.virtualshareholdermeeting.com/SPLK2023.

If you are a street name stockholder, you will receive instructions from your broker, bank or other nominee. The instructions from your broker, bank or other nominee will indicate if the various methods by which you may vote, including whether Internet or telephone voting, are available.

Can I change or revoke my vote?

Yes. Subject to any rules your broker, bank or other nominee may have, you can change your vote or revoke your proxy before the Annual Meeting.

If you are a registered stockholder, you may change your vote by:

- entering a new vote via Internet or by telephone by 11:59 p.m. Eastern Time on June 20, 2023;
- returning a later-dated proxy card which must be received by the time of the Annual Meeting; or
- submitting a later-dated vote electronically at the Annual Meeting.

If you are a registered stockholder, you may also revoke your proxy by providing our Corporate Secretary with a written notice of revocation prior to your shares being voted at the Annual Meeting. Such written notice of revocation should be hand delivered to Splunk's Corporate Secretary or mailed to and received by Splunk Inc. prior to the Annual Meeting at 270 Brannan Street, San Francisco, California 94107, Attention: Corporate Secretary.

If you are a street name stockholder, you may change your vote by:

- submitting new voting instructions to your broker, bank or other nominee pursuant to instructions provided by such broker, bank or other nominee; or
- submitting a later-dated vote electronically at the Annual Meeting; provided you have obtained a legal proxy from your broker, bank or other nominee giving you the right to vote the shares.

If you are a street name stockholder, you must contact your broker, bank or other nominee that holds your shares to find out how to revoke your proxy.

What is the effect of giving a proxy?

Proxies are solicited by and on behalf of our Board. The persons named in the proxy have been designated as proxy holders. When proxies are properly dated, executed and returned, the shares represented by such proxies will be voted electronically at the Annual Meeting in accordance with the instructions of the stockholder. If the proxy is properly dated, executed and returned, but no specific instructions are given, the shares will be voted in accordance with the recommendations of our Board as described above. If any matter not described in the proxy statement is properly presented at the Annual Meeting, the proxy holders will use their own judgment to determine how to vote your shares. If the Annual Meeting is adjourned, the proxy holders can vote your shares on the new meeting date as well, unless you have properly revoked your proxy, as described above.

Why did I receive a notice regarding the availability of proxy materials on the internet instead of a full set of proxy materials?

In accordance with the rules of the SEC, we have elected to furnish our proxy materials, including this proxy statement and our annual report to our stockholders, primarily via the Internet. On or about May 9, 2023, we mailed to our stockholders the Notice that contains instructions on how to access our proxy materials on the Internet, how to vote at the Annual Meeting, and how to request printed copies of the proxy materials and annual report. Stockholders may request to receive all future proxy materials in printed form by mail or electronically by e-mail by following the instructions contained in the Notice. We encourage stockholders to take advantage of the availability of the proxy materials on the Internet to help reduce the environmental impact of our annual meetings and keep our Annual Meeting process efficient.

What is a quorum?

A quorum is the minimum number of shares required to be present at the scheduled time of the Annual Meeting in person (virtually) or by proxy for the meeting to be properly held under our Bylaws and Delaware law. The presence in person (virtually) or by proxy, of a majority of all issued and outstanding shares of common stock entitled to vote at the Annual Meeting will constitute a quorum at the Annual Meeting. A proxy submitted by a stockholder may indicate that all or a portion of the shares

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represented by the proxy are not being voted ("stockholder withholding") with respect to a particular matter. Similarly, a broker may not be permitted to vote stock ("broker non-vote") held in street name on a particular matter in the absence of instructions from the beneficial owner of the stock. See "How may my broker, bank or other nominee vote my shares if I fail to provide timely directions?". The shares subject to a proxy that are not being voted on a particular matter because of either stockholder withholding or broker non-vote will count for purposes of determining the presence of a quorum. Abstentions are also counted in the determination of a quorum.

How many votes are needed for approval of each matter?

- *Proposal 1*: Each director nominee will be elected by a vote of the majority of the votes cast. A majority of the votes cast means the number of votes cast "For" such nominee's election exceeds the number of votes cast "Against" that nominee. You may vote "For," "Against," or "Abstain" with respect to each director nominee. Broker non-votes and abstentions, if any, will have no effect on the outcome of the election.

- *Proposal 2*: The ratification of the appointment of PricewaterhouseCoopers LLP must receive the affirmative vote of at least a majority of the shares present in person (virtually) or by proxy at the meeting and entitled to vote thereon to be approved. You may vote "For," "Against," or "Abstain" with respect to this proposal. Abstentions are considered votes present in person (virtually) or by proxy and thus will have the same effect as votes "Against" the proposal. Broker non-votes, if any, will have no effect on the outcome of this proposal.

- *Proposal 3*: The advisory vote to approve the compensation of our named executive officers must receive the affirmative vote of at least a majority of the shares present in person (virtually) or by proxy at the meeting and entitled to vote thereon to be approved. You may vote "For," "Against," or "Abstain" with respect to this proposal. Abstentions are considered votes present in person (virtually) or by proxy and thus will have the same effect as votes "Against" the proposal. Broker non-votes, if any, will have no effect on the outcome of this proposal. Because this vote is advisory only, it will not be binding on us, our Talent & Compensation Committee or our Board. However, we value our stockholders' input and will take the vote into consideration when evaluating executive compensation decisions.

- *Proposal 4*: The approval of our Amended and Restated 2022 Equity Incentive Plan must receive the affirmative vote of at least a majority of the votes cast to be approved. You may vote "For," "Against," or "Abstain" with respect to this proposal. Abstentions are not considered votes cast and thus will have no effect on the outcome of this proposal. Broker non-votes, if any, will have no effect on the outcome of this proposal.

What happens if a director nominee who is duly nominated does not receive a majority vote?

The Board nominates for election or re-election as director only candidates who have tendered, in advance of such nomination, an irrevocable, conditional resignation that will be effective only upon both (i) the failure to receive the required vote at the next annual meeting of stockholders at which they face re-election and (ii) the Board's acceptance of such resignation. In an uncontested election, the Board, after taking into consideration the recommendation of the Governance & Sustainability Committee, will determine whether or not to accept the pre-tendered resignation of any nominee for director who receives a greater number of votes "Against" such nominee's election than votes "For" such nominee's election. In the event of a contested election, the director nominees equal to the number of seats available who receive the largest number of votes cast "For" their election will be elected as directors.

How are proxies solicited for the Annual Meeting?

The Board is soliciting proxies for use at the Annual Meeting. All expenses associated with this solicitation will be borne by us. We will reimburse brokers, banks or other nominees for reasonable expenses that they incur in sending these proxy materials to you, if a broker, bank or other nominee holds your shares.

How may my broker, bank or other nominee vote my shares if I fail to provide timely directions?

Brokers, banks and other nominees holding shares in street name for their customers are generally required to vote such shares in the manner directed by their customers. In the absence of timely directions, your broker, bank or other nominee will have discretion to vote your shares on our sole "routine" matter—the proposal to ratify the appointment of PricewaterhouseCoopers LLP as our independent registered public accounting firm. Your broker, bank or other nominee will not have discretion to vote on the other matters submitted for a vote absent direction from you as they are "non-routine" matters.

Is my vote confidential?

Proxy instructions, electronic votes, and voting tabulations that identify individual stockholders are handled in a manner that protects your voting privacy. Your vote will not be disclosed either within Splunk or to third parties, except as necessary to meet applicable legal requirements, to allow for the tabulation of votes and certification of the vote, to facilitate a successful proxy solicitation, or when you request or consent to disclosure.

Where can I find the voting results of the Annual Meeting?

We will disclose voting results on a Current Report on Form 8-K to be filed with the SEC within four business days after the Annual Meeting. If final voting results are not available to us in time to include them in such Current Report on Form 8-K, we will file a Current Report on Form 8-K to publish preliminary results and will provide the final results in an amendment to the Current Report on Form 8-K as soon as final results become available.

I share an address with another stockholder, and we received only one paper copy of the proxy materials. How may I obtain an additional copy of the proxy materials?

We have adopted a procedure called "householding," which the SEC has approved. Under this procedure, we deliver a single copy of the Notice and, if applicable, our proxy materials, to multiple stockholders who share the same address, unless we have received contrary instructions from one or more of such stockholders. This procedure reduces our printing costs, mailing costs and fees. Stockholders who participate in householding will continue to be able to access and receive separate proxy cards. Upon written or oral request, we will deliver promptly a separate copy of the Notice and, if applicable, our proxy materials, to any stockholder at a shared address to which we delivered a single copy of any of these materials. To receive a separate copy, stockholders may contact us at:

Splunk Inc.
Attention: Investor Relations
3098 Olsen Drive
San Jose, California 95128
(415) 848-8400

Stockholders who hold shares in street name may contact their brokerage firm, bank, broker-dealer or other similar organization to request information about householding.

I share an address with another stockholder, and we received multiple copies of the proxy materials. How may we obtain a single copy of the proxy materials?

Stockholders who share an address and receive multiple copies of our proxy materials can request to receive a single copy in the future. To receive a single copy of the Notice and, if applicable, the proxy materials, stockholders may contact us as follows:

Splunk Inc.
Attention: Investor Relations
3098 Olsen Drive
San Jose, California 95128
(415) 848-8400

Stockholders who hold shares in street name may contact their brokerage firm, bank, broker-dealer or other similar organization to request information about householding.

Stockholder Proposals

Stockholders may present proper proposals for inclusion in our proxy statement and for consideration at the next annual meeting of stockholders by submitting their proposals in writing to our Corporate Secretary in a timely manner. For a stockholder proposal to be considered for inclusion in our proxy statement for our 2024 annual meeting of stockholders, our Corporate Secretary must receive the written proposal at our principal executive offices not later than January 9, 2024. In addition, stockholder proposals must comply with the requirements of Rule 14a-8 regarding the inclusion of stockholder proposals in company-sponsored proxy materials. Proposals should be addressed to:

Splunk Inc.
Attention: Corporate Secretary
270 Brannan Street
San Francisco, California 94107

Our Bylaws also establish an advance notice procedure for stockholders who wish to present a proposal before an annual meeting of stockholders but do not intend for the proposal to be included in our proxy statement. Our Bylaws provide that the only business that may be conducted at an annual meeting is business that is (i) specified in our proxy materials with respect to such meeting, (ii) otherwise properly brought before the meeting by or at the direction of our Board, or (iii) properly brought before the meeting by a stockholder of record entitled to vote at the annual meeting who has delivered timely written notice to our Corporate Secretary, which notice must contain the information specified in our Bylaws. To be timely for our 2024 annual meeting of stockholders, our Corporate Secretary must receive the written notice at our principal executive offices:

- not earlier than February 23, 2024; and
- not later than the close of business on March 24, 2024.

In addition, in order to comply with the universal proxy rules, stockholders who intend to solicit proxies in support of director nominees other than our nominees for the 2024 annual meeting of stockholders must provide us with proper written notice that sets forth all of the additional information required by Rule 14a-19(b) under the Exchange Act no later than April 22, 2024, subject to any applicable earlier deadlines as described above. If a stockholder who has notified us of his or her intention to present a proposal at an annual meeting does not appear to present his or her proposal at such meeting, we are not required to present the proposal for a vote at such meeting.

Please see "Corporate Governance at Splunk—Board Composition—Stockholder Recommendations" and "—Stockholder Nominations" on pages 19 and 20 for further information about recommendations and nominations of director candidates.

Availability of Bylaws and Stockholder List

A copy of our Bylaws may be obtained by accessing our filings on the SEC's website at www.sec.gov or on our investor website at http://investors.splunk.com/corporate-governance. You may also contact our Corporate Secretary at our principal executive offices for a copy of the relevant Bylaw provisions regarding the requirements for making stockholder proposals and nominating director candidates.

The Company's list of stockholders as of May 2, 2023 will be available for inspection by any stockholder of record upon request via our Investor Relations website (https://investors.splunk.com/contact-us) during the 10-day period immediately prior to the date of the Annual Meeting. In addition, the list of stockholders will also be available to stockholders during the Annual Meeting at www.virtualshareholdermeeting.com/SPLK2023.

Fiscal 2023 Annual Report and SEC Filings

Our financial statements for the fiscal year ended January 31, 2023 are included in our Annual Report on Form 10-K, which was filed with the SEC and which we will make available to stockholders at the same time as this proxy statement. Our annual report and this proxy statement are posted on our website at www.splunk.com and are available from the SEC at its website at www.sec.gov. You may also obtain a copy of our annual report without charge by sending a written request to Investor Relations, Splunk Inc., 3098 Olsen Drive, San Jose, California 95128.

* * *

The Board does not know of any other matters to be presented at the Annual Meeting. If any additional matters are properly presented at the Annual Meeting, the persons named in the enclosed proxy card will have discretion to vote shares they represent in accordance with their own judgment on such matters.

It is important that your shares be represented at the Annual Meeting, regardless of the number of shares that you hold. You are, therefore, urged to vote by telephone or by using the Internet as instructed on the enclosed proxy card or execute and return, at your earliest convenience, the enclosed proxy card in the envelope that has also been provided.

THE BOARD OF DIRECTORS
San Francisco, California
May 9, 2023

PROXY

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Appendix A
Reconciliation of GAAP and Non-GAAP Information

Reconciliation of Cash Provided By (Used In) Operating Activities to Free Cash Flow

(in thousands)	Fiscal Year Ended January 31,			
	2023	2022	2021	2020
Net cash provided by (used in) operating activities	$449,630	$128,048	$(190,862)	$(287,636)
Less purchases of property and equipment	(13,620)	(10,671)	(37,107)	(101,119)
Less capitalized software development costs	(8,782)	(9,361)	(14,602)	(2,589)
Free cash flow (non-GAAP)	427,228	108,016	(242,571)	(391,344)

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Appendix B
Splunk Inc. Amended and Restated 2022 Equity Incentive Plan

SPLUNK INC.

AMENDED AND RESTATED 2022 EQUITY INCENTIVE PLAN

1.   <u>Purpose of the Plan</u>. The purpose of this Plan is to:

- promote the success of the Company and the interests of its stockholders by providing equity-based incentives to attract, retain and motivate eligible service providers, whose contributions drive the Company's success, and
- encourage stock ownership by eligible service providers, thereby aligning their interests with those of the Company's stockholders.

The Plan permits the grant of Incentive Stock Options, Nonstatutory Stock Options, Restricted Stock, Restricted Stock Units, Stock Appreciation Rights, Performance Units and Performance Shares.

2.   <u>Definitions</u>. As used herein, the following definitions will apply:

(a)   "<u>Administrator</u>" means the Board or any of its Committees as will be administering the Plan, in accordance with Section 4 of the Plan.

(b)   "<u>Applicable Laws</u>" means the legal and regulatory requirements relating to the administration of equity-based awards, including without limitation the related issuance of shares of Common Stock, including without limitation under U.S. state corporate laws, U.S. federal and state securities laws, the Code, any stock exchange or quotation system on which the Common Stock is listed or quoted and the applicable laws of any non-U.S. country or jurisdiction where Awards are, or will be, granted under the Plan.

(c)   "<u>Award</u>" means, individually or collectively, a grant under the Plan of Options, Stock Appreciation Rights, Restricted Stock, Restricted Stock Units, Performance Units or Performance Shares.

(d)   "<u>Award Agreement</u>" means the written or electronic agreement between the Company and Participant setting forth the terms and provisions applicable to an Award granted under the Plan. The Award Agreement is subject to the terms and conditions of the Plan.

(e)   "<u>Board</u>" means the Board of Directors of the Company.

(f)   "<u>Change in Control</u>" means the occurrence of any of the following events:

(i)   <u>Change in Ownership of the Company</u>. A change in the ownership of the Company which occurs on the date that any one person, or more than one person acting as a group ("<u>Person</u>"), acquires ownership of the stock of the Company that, together with the stock held by such Person, constitutes more than fifty percent (50%) of the total voting power of the stock of the Company; provided, however, that for purposes of this subsection, the acquisition of additional stock by any one Person, who is considered to own more than fifty percent (50%) of the total voting power of the stock of the Company will not be considered a Change in Control; or

(ii)   <u>Change in Effective Control of the Company</u>. A change in the effective control of the Company which occurs on the date that a majority of members of the Board is replaced during any twelve (12) month period by Directors whose appointment or election is not endorsed by a majority of the members of the Board prior to the date of the appointment or election. For purposes of this subsection (ii), if any Person is considered to be in effective control of the Company, the acquisition of additional control of the Company by the same Person will not be considered a Change in Control; or

(iii)   <u>Change in Ownership of a Substantial Portion of the Company's Assets</u>. A change in the ownership of a substantial portion of the Company's assets which occurs on the date that any Person acquires (or has acquired during the twelve (12) month period ending on the date of the most recent acquisition by such Person) assets from the Company that have a total gross fair market value equal to or more than fifty percent (50%) of the total gross fair market value of all of the assets of the Company immediately prior to such acquisition or acquisitions; provided, however, that for purposes of this subsection (iii), the following will not constitute a change in the ownership of a substantial portion of the Company's assets: (A) a transfer of assets to an entity that is directly or indirectly controlled by the Company's stockholders immediately after the transfer, or (B) a transfer of assets by the Company to: (1) a stockholder of the Company (immediately before the asset transfer) in exchange for or with respect to the Company's stock, (2) an entity, fifty percent (50%) or more of the total value or voting power of which is owned, directly or indirectly, by the Company, (3) a Person that owns, directly or indirectly, fifty percent (50%) or more of the total value or voting power of all the outstanding stock of the Company, or (4) an entity, at least fifty percent (50%) of the total value or voting power of which is owned, directly or indirectly, by a Person described in this subsection (iii)(B)(3). For purposes of this subsection (iii), gross fair market value means the value of the assets of the Company, or the value of the assets being disposed of, determined without regard to any liabilities associated with such assets.

For purposes of this definition, Persons will be considered to be acting as a group if they are owners of a corporation or other entity that enters into a merger, consolidation, purchase or acquisition of stock, or similar business transaction with the Company.

Notwithstanding the foregoing, a transaction will not be deemed a Change in Control unless the transaction qualifies as a change in control event within the meaning of Section 409A.

Further and for the avoidance of doubt, a transaction will not constitute a Change in Control if: (x) its primary purpose is to change the jurisdiction of the Company's incorporation, or (y) its primary purpose is to create a holding company that will be owned in substantially the same proportions by the Persons who held the Company's securities immediately before such transaction.

(g)   "Code" means the U.S. Internal Revenue Code of 1986, as amended. Any reference to a section of the Code or regulation thereunder will include such section or regulation, any valid regulation or other official guidance promulgated under such section, and any comparable provision of any future legislation or regulation amending, supplementing, or superseding such section or regulation.

(h)   "Committee" means a committee of one or more Directors or of one or more other individuals satisfying Applicable Laws appointed by the Board, or a duly authorized committee of the Board, in accordance with Section 4 hereof.

(i)   "Common Stock" means the common stock of the Company.

(j)   "Company" means Splunk Inc., a Delaware corporation, or any successor thereto.

(k)   "Consultant" means any natural person, including an advisor, who is resident in the United States and party to a written consulting agreement with the Company at the time that his or her award is granted, engaged by the Company to render bona fide services to the Company, provided the services (i) are not in connection with the offer or sale of securities in a capital-raising transaction, and (ii) do not directly promote or maintain a market for the Company's securities, in each case, within the meaning of Form S-8 promulgated under the Securities Act, and provided, further, that a Consultant will include only those persons to whom the issuance of Shares may be registered under Form S-8 promulgated under the Securities Act.

(l)   "Director" means a member of the Board.

(m)   "Disability" means total and permanent disability as defined in Section 22(e)(3) of the Code, provided that in the case of Awards other than Incentive Stock Options, the Administrator in its discretion may determine whether a permanent and total disability exists in accordance with uniform and non-discriminatory standards adopted by the Administrator from time to time.

(n)   "Employee" means any natural person, including Officers and Inside Directors, employed by the Company or any Parent or Subsidiary of the Company. Neither service as a Director nor payment of a director's fee by the Company will be sufficient to constitute "employment" by the Company.

(o)   "Exchange Act" means the U.S. Securities Exchange Act of 1934, as amended.

(p)   "Exchange Program" means a program under which (i) outstanding Awards are surrendered or canceled in exchange for awards of the same type (which may have higher or lower exercise prices and different terms), awards of a different type, and/or cash, (ii) Participants would have the opportunity to transfer any outstanding Awards to a financial institution or other person or entity selected by the Administrator, and/or (iii) the exercise price of an outstanding Award is reduced. Pursuant to the provisions of Section 4(d), the Administrator may not institute an Exchange Program without stockholder approval.

(q)   "Fair Market Value" means, as of any date, the value of Common Stock determined as follows:

(i)   If the Common Stock is listed on any established stock exchange or a national market system, including without limitation the Nasdaq Global Select Market, the Nasdaq Global Market, the Nasdaq Capital Market of The Nasdaq Stock Market or the New York Stock Exchange, its Fair Market Value will be the closing sales price for such stock (or, if no closing sales price was reported on that date, as applicable, on the last Trading Day such closing sales price was reported) as quoted on such exchange or system on the day of determination, as reported in such source as the Administrator deems reliable;

(ii)   If the Common Stock is regularly quoted by a recognized securities dealer but selling prices are not reported, the Fair Market Value of a Share will be the mean between the high bid and low asked prices for the Common Stock on the day of determination (or, if no bids and asks were reported on that date, as applicable, on the last Trading Day such bids and asks were reported), as reported in such source as the Administrator deems reliable; or

(iii)   In the absence of an established market for the Common Stock, the Fair Market Value will be determined in good faith by the Administrator.

The determination of fair market value for purposes of withholding Tax-Related Items may be made in the Administrator's discretion subject to Applicable Laws and is not required to be consistent with the determination of Fair Market Value described above or for other purposes.

(r)   "Fiscal Year" means the fiscal year of the Company.

(s)   "Incentive Stock Option" means an Option intended to qualify, and actually qualifies, as an incentive stock option within the meaning of Section 422 of the Code and the regulations promulgated thereunder.

(t)   "Inside Director" means a Director who is an Employee.

(u)   "Nonstatutory Stock Option" means an Option that by its terms does not qualify or is not intended to qualify as an Incentive Stock Option.

(v)   "Officer" means a person who is an officer of the Company within the meaning of Section 16 of the Exchange Act and the rules and regulations promulgated thereunder.

(w)   "Option" means a stock option granted pursuant to the Plan.

(x)   "Outside Director" means a Director who is not an Employee.

(y)   "Parent" means a "parent corporation," whether now or hereafter existing, as defined in Section 424(e) of the Code.

(z)   "Participant" means the holder of an outstanding Award.

(aa)   "Performance Share" means an Award denominated in Shares which may be earned in whole or in part upon attainment of performance goals or other vesting criteria as the Administrator may determine pursuant to Section 10.

(bb)   "Performance Unit" means an Award denominated in Shares or cash, which may be earned in whole or in part upon attainment of performance goals or other vesting criteria as the Administrator may determine and which may be settled for cash, Shares or other securities or a combination of the foregoing pursuant to Section 10.

(cc)   "Period of Restriction" means the period (if any) during which the transfer of Shares of Restricted Stock is subject to restrictions and the Shares are subject to a substantial risk of forfeiture. Such restrictions may be based on the passage of time, the achievement of specified levels of performance, or the occurrence of other events as determined by the Administrator.

(dd)   "Plan" means this Amended and Restated Splunk Inc. 2022 Equity Incentive Plan.

(ee)   "Restricted Stock" means Shares issued pursuant to a Restricted Stock award under Section 7 of the Plan, or issued pursuant to the early exercise of an Option.

(ff)   "Restricted Stock Unit" means a bookkeeping entry representing an amount equal to the Fair Market Value of one Share, granted pursuant to Section 8. Each Restricted Stock Unit represents an unfunded and unsecured obligation of the Company.

(gg)   "Rule 16b-3" means Rule 16b-3 of the Exchange Act or any successor to Rule 16b-3, as in effect when discretion is being exercised with respect to the Plan.

(hh)   "Section 16(b)" means Section 16(b) of the Exchange Act.

(ii)   "Section 409A" means Section 409A of the Code, and any proposed, temporary or final Treasury Regulations and Internal Revenue Service guidance thereunder, as each may be amended from time to time.

(jj)   "Securities Act" means the U.S. Securities Act of 1933, as amended.

(kk)   "Service Provider" means an Employee, Director or Consultant.

(ll)   "Share" means a share of the Common Stock, as adjusted in accordance with Section 14 of the Plan.

(mm)   "Stock Appreciation Right" means an Award, granted alone or in connection with an Option, that pursuant to Section 9 is designated as a Stock Appreciation Right.

(nn)   "Subsidiary" means a "subsidiary corporation," whether now or hereafter existing, as defined in Code Section 424(f).

(oo)   "Substituted Award" has the meaning set forth in Section 3(a) of the Plan.

(pp)   "Tax-Related Items" means any U.S. or non-U.S. federal, state and/or local taxes, including, without limitation, income tax, social insurance contributions, fringe benefit tax, employment tax, stamp tax and any employer tax liability which has been transferred to a Service Provider for which the Service Provider is liable in connection with his or her participation in the Plan.

(qq)   "Trading Day" means a day that the primary stock exchange, national market system, or other trading platform, as applicable, upon which the Common Stock is listed is open for trading.

3.   Stock Subject to the Plan.

(a)   Stock Subject to the Plan. Subject to the provisions of Section 14 of the Plan, the maximum aggregate number of Shares that may be issued under the Plan is 13,960,784 Shares, plus any Shares subject to awards granted under the Company's 2012 Equity Incentive Plan, as amended, and Shares subject to awards granted under the Company's 2022 Inducement Plan, in each case that, on or after the date stockholders initially approve the Plan, expire or otherwise terminate without having been exercised or issued in full. In the event the Company substitutes equity awards of acquired entities in connection with mergers, reorganizations, separations, or other transactions to which Section 424(a) of the Code applies (each such award, a "Substituted Award"), the number of Shares reserved pursuant to Section 3(a) will be increased by the number of Shares underlying Substituted Awards as of the effectiveness of the substitution. In addition, Shares may become available for issuance under the Plan pursuant to Section 3(b). The Shares may be authorized, but unissued, or reacquired Common Stock.

(b)   Lapsed Awards. If an Award expires or becomes unexercisable without having been exercised in full, or, with respect to Restricted Stock, Restricted Stock Units, Performance Units or Performance Shares, is forfeited to or repurchased by the Company due to failure to vest, then the non purchased Shares (or for Awards other than Options or Stock Appreciation Rights, the forfeited or repurchased Shares), which were subject thereto will become available for future grant or sale under the Plan (unless the Plan has terminated). With respect to the exercise of Stock Appreciation Rights or Options, the gross Shares underlying such Stock Appreciation Rights or Options will cease to be available under the Plan. Shares that actually have been issued under the Plan under any Award will not be returned to the Plan and will not become available for future distribution under the Plan; provided, however, that if Shares issued pursuant to Awards of Restricted Stock, Restricted Stock Units, Performance Shares or Performance Units are repurchased by the Company or are forfeited to the Company due to failure to vest, such Shares will become available for future grant under the Plan. Shares used to pay the exercise price or purchase price of an Award or to satisfy the withholding obligations for Tax-Related Items related to an Award will not become available for future grant or sale under the Plan. To the extent an Award under the Plan is paid out in cash rather than Shares, such cash payment will not result in reducing the number of Shares available for issuance under the Plan. Notwithstanding the foregoing and, subject to adjustment as provided in Section 14, the maximum number of Shares that may be issued upon the exercise of Incentive Stock Options will equal 200% of the aggregate Share number stated in Section 3(a), plus, to the extent allowable under Section 422 of the Code and the Treasury Regulations promulgated thereunder, any Shares that become available for issuance under the Plan pursuant to this Section 3(b). For the avoidance of doubt, Shares repurchased by the Company using Option exercise proceeds will not become available for future grant under the Plan.

(c) <u>Share Reserve</u>. The Company, at all times during the term of this Plan, will reserve and keep available such number of Shares as will be sufficient to satisfy the requirements of the Plan.

4. <u>Administration of the Plan</u>.

(a) <u>Procedure</u>.

(i) <u>Multiple Administrative Bodies</u>. Different Committees with respect to different groups of Service Providers may administer the Plan.

(ii) <u>Rule 16b-3</u>. To the extent desirable to qualify transactions hereunder as exempt under Rule 16b-3, the transactions contemplated hereunder will be structured to satisfy the requirements for exemption under Rule 16b-3.

(iii) <u>Other Administration</u>. Other than as provided above, the Plan will be administered by (A) the Board or (B) a Committee, which committee will be constituted to satisfy Applicable Laws. If the Plan is administered by a Committee other than the Company's independent Compensation Committee, the Company's independent Compensation Committee will maintain oversight of, and set a limit on the number of Shares covered by Awards that may be granted by, such Committee, such Committee will not have authority to grant Awards to members of such Committee, and such Committee will be constituted to satisfy Applicable Laws.

(b) <u>Powers of the Administrator</u>. Subject to the provisions of the Plan, and in the case of a Committee, the specific duties delegated by the Board to such Committee, the Administrator will have the authority, in its discretion, to:

(i) determine the Fair Market Value;

(ii) select the Service Providers to whom Awards may be granted hereunder;

(iii) determine the number of Shares to be covered by each Award granted hereunder;

(iv) approve forms of Award Agreements for use under the Plan;

(v) determine the terms and conditions, not inconsistent with the terms of the Plan, of any Award granted hereunder. The terms and conditions include, but are not limited to, the exercise price, the time or times when Awards may vest or be exercised (which may be based on performance criteria), any vesting acceleration or waiver of forfeiture restrictions, and any restriction or limitation regarding any Award or the Shares relating thereto, based in each case on such factors as the Administrator will determine;

(vi) prescribe, amend and rescind rules and regulations relating to the Plan, including rules and regulations relating to sub-plans established for the purpose of accommodating requirements of local law and procedures outside the U.S., facilitating the administration of the Plan in jurisdictions outside the U.S., or for qualifying for favorable tax treatment under applicable non-U.S. laws;

(vii) construe and interpret the terms of the Plan and Awards granted under the Plan;

(viii) modify or amend each Award (subject to Section 19(c) of the Plan), including without limitation the discretionary authority to extend the post-termination exercisability period of Awards; provided, however, that in no event will the term of an Option or Stock Appreciation Right be extended beyond its original maximum term;

(ix) allow Participants to satisfy withholding obligations for Tax-Related Items in a manner prescribed in Section 15 of the Plan;

(x) authorize any person to execute on behalf of the Company any instrument required to affect the grant of an Award previously granted by the Administrator;

(xi) temporarily suspend the exercisability or vesting of an Award if the Administrator deems such suspension to be necessary or appropriate for administrative purposes;

(xii)   allow a Participant to defer the receipt of the payment of cash or the delivery of Shares that otherwise would be due to the Participant under an Award; and

(xiii)   make all other determinations deemed necessary or advisable for administering the Plan.

(c)   Effect of Administrator's Decision. The Administrator's decisions, determinations and interpretations will be final and binding on all Participants and any other holders of Awards and will be given the maximum deference permitted by Applicable Laws.

(d)   Exchange Program; "Reload" Awards. The Administrator may not institute an Exchange Program (including "repricing" Options or Stock Appreciation Rights) without stockholder approval. No term of an Award shall provide for automatic "reload" grants of additional Awards upon the exercise of an Option or Stock Appreciation Right.

5.   Eligibility. Nonstatutory Stock Options, Stock Appreciation Rights, Restricted Stock, Restricted Stock Units, Performance Shares and Performance Units may be granted to Service Providers. Incentive Stock Options may be granted only to Employees.

6.   Stock Options.

(a)   Grant of Options. Subject to the terms and provisions of the Plan, the Administrator, at any time and from time to time, may grant Options to Service Providers in such amounts as the Administrator, in its sole discretion, will determine.

(b)   Stock Option Agreement. Each Option will be evidenced by an Award Agreement that will specify the exercise price, the number of Shares subject to the Option, the exercise restrictions, if any, applicable to the Option, and such other terms and conditions as the Administrator, in its sole discretion, will determine.

(c)   Limitations. Each Option will be designated in the Award Agreement as either an Incentive Stock Option or a Nonstatutory Stock Option. However, notwithstanding such designation, to the extent that the aggregate Fair Market Value of the Shares with respect to which Incentive Stock Options are exercisable for the first time by the Participant during any calendar year (under all plans of the Company and any Parent or Subsidiary) exceeds one hundred thousand dollars ($100,000), such Options will be treated as Nonstatutory Stock Options. For purposes of this Section 6(c), Incentive Stock Options will be taken into account in the order in which they were granted. The Fair Market Value of the Shares will be determined as of the time the Option with respect to such Shares is granted.

(d)   Term of Option. The term of each Option will be ten (10) years from the date of grant or such shorter term as may be provided in the Award Agreement. Moreover, in the case of an Incentive Stock Option granted to a Participant who, at the time the Incentive Stock Option is granted, owns stock representing more than ten percent (10%) of the total combined voting power of all classes of stock of the Company or any Parent or Subsidiary, the term of the Incentive Stock Option will be five (5) years from the date of grant or such shorter term as may be provided in the Award Agreement.

(e)   Option Exercise Price and Consideration.

(i)   Exercise Price. The per share exercise price for the Shares to be issued pursuant to exercise of an Option will be determined by the Administrator, subject to the following:

(1)   In the case of an Incentive Stock Option

(A)   granted to an Employee who, at the time the Incentive Stock Option is granted, owns stock representing more than ten percent (10%) of the voting power of all classes of stock of the Company or any Parent or Subsidiary, the per Share exercise price will be no less than one hundred ten percent (110%) of the Fair Market Value per Share on the date of grant.

(B)   granted to any Employee other than an Employee described in paragraph (A) immediately above, the per Share exercise price will be no less than one hundred percent (100%) of the Fair Market Value per Share on the date of grant.

(2)   In the case of a Nonstatutory Stock Option, the per Share exercise price will be no less than one hundred percent (100%) of the Fair Market Value per Share on the date of grant.

(3)   Notwithstanding the foregoing, Options may be granted with a per Share exercise price of less than one hundred percent (100%) of the Fair Market Value per Share on the date of grant in the case of Substitute Awards granted in connection with transactions described in, and in a manner consistent with, Section 424(a) of the Code.

(ii)   Waiting Period and Exercise Dates. At the time an Option is granted, the Administrator will fix the period within which the Option may be exercised and will determine any conditions that must be satisfied before the Option may be exercised.

(iii)   Form of Consideration. The Administrator will determine the acceptable form of consideration for exercising an Option, including the method of payment. In the case of an Incentive Stock Option, the Administrator will determine the acceptable form of consideration at the time of grant. Such consideration may consist entirely of: (1) cash; (2) check; (3) other Shares, provided that such Shares have a Fair Market Value on the date of surrender equal to the aggregate exercise price of the Shares as to which such Option will be exercised and provided that accepting such Shares will not result in any adverse accounting consequences to the Company, as the Administrator determines in its sole discretion; (4) consideration received by the Company under a broker-assisted (or other) cashless exercise program (whether through a broker or otherwise) implemented by the Company in connection with the Plan; (5) by net exercise; (6) such other consideration and method of payment for the issuance of Shares to the extent permitted by Applicable Laws; or (7) any combination of the foregoing methods of payment. A promissory note may not be used as a form of consideration for exercising an Option.

(f)   Exercise of Option.

(i)   Procedure for Exercise; Rights as a Stockholder. Any Option granted hereunder will be exercisable according to the terms of the Plan and at such times and under such conditions as determined by the Administrator and set forth in the Award Agreement. An Option may not be exercised for a fraction of a Share.

An Option will be deemed exercised when the Company receives: (i) notice of exercise (in accordance with the procedures that the Administrator may specify from time to time from the person entitled to exercise the Option, and (ii) full payment for the Shares with respect to which the Option is exercised (together with any applicable withholdings for Tax-Related Items). Full payment may consist of any consideration and method of payment authorized by the Administrator and permitted by the Award Agreement and the Plan. Shares issued upon exercise of an Option will be issued in the name of the Participant or, if requested by the Participant, in the name of the Participant and his or her spouse. Until the Shares are issued (as evidenced by the appropriate entry on the books of the Company or of a duly authorized transfer agent of the Company), no right to vote or any other rights as a stockholder will exist with respect to the Shares subject to an Option, notwithstanding the exercise of the Option. The Company will issue (or cause to be issued) such Shares promptly after the Option is exercised. No adjustment will be made for a dividend or other right for which the record date is prior to the date the Shares are issued, except as provided in Section 14 of the Plan.

Exercising an Option in any manner will decrease the number of Shares thereafter available, both for purposes of the Plan and for sale under the Option, by the number of Shares as to which the Option is exercised.

(ii)   Termination of Relationship as a Service Provider. If a Participant ceases to be a Service Provider, other than upon the cessation of the Participant's Service Provider status as the result of the Participant's death or Disability, the Participant may exercise his or her Option within such period of time as is specified in the Award Agreement to the extent that the Option is vested on the date of cessation of the Participant's Service Provider status (but in no event later than the expiration of the term of such Option as set forth in the Award Agreement). In the absence of a specified time in the Award Agreement, the Option will remain exercisable for three (3) months following cessation of the Participant's Service Provider status. Unless otherwise provided by the Administrator, if on the date of cessation of the Participant's Service Provider status the Participant is not vested as to his or her entire Option, the Shares covered by the unvested portion of the Option will revert to the Plan. If, after cessation of the Participant's Service Provider status, the Participant does not exercise his or her Option within the time specified by the Administrator (or if not specified by the Administrator, the time specified herein), the Option will terminate, and the Shares covered by such Option will revert to the Plan.

(iii)   Disability of Participant. If a Participant ceases to be a Service Provider as a result of the Participant's Disability, the Participant may exercise his or her Option within such period of time as is specified in the Award Agreement to the extent the Option is vested on the date of cessation of the Participant's Service Provider status (but in no event later than the expiration of the term of such Option as set forth in the Award Agreement). In the absence of a specified time in the Award Agreement, the Option will remain exercisable for twelve (12) months following cessation of the Participant's Service Provider status. Unless otherwise provided by the Administrator, if on the date of cessation of the Participant's Service Provider status the Participant is not vested as to his or her entire Option, the Shares covered by the unvested portion of the Option will revert to the Plan. If, after cessation of the Participant's Service Provider status, the Participant does not exercise his or her Option within the time specified herein, the Option will terminate, and the Shares covered by such Option will revert to the Plan.

(iv)   Death of Participant. If a Participant dies while a Service Provider, the Option may be exercised following the Participant's death within such period of time as is specified in the Award Agreement to the extent that the

Option is vested on the date of death (but in no event may the Option be exercised later than the expiration of the term of such Option as set forth in the Award Agreement), by the Participant's designated beneficiary, provided the Administrator has permitted the designation of a beneficiary and provided such beneficiary has been designated prior to the Participant's death in a form acceptable to the Administrator. If the Administrator has not permitted the designation of a beneficiary or if no such beneficiary has been designated by the Participant, then such Option may be exercised by the personal representative of the Participant's estate or by the person(s) to whom the Option is transferred pursuant to the Participant's will or in accordance with the laws of descent and distribution. In the absence of a specified time in the Award Agreement, the Option will remain exercisable for twelve (12) months following the Participant's death. Unless otherwise provided by the Administrator, if at the time of death, the Participant is not vested as to his or her entire Option, the Shares covered by the unvested portion of the Option will immediately revert to the Plan. If the Option is not so exercised within the time specified herein, the Option will terminate, and the Shares covered by such Option will revert to the Plan.

(v)   Tolling Expiration. A Participant's Award Agreement may also provide that:

(1)   if the exercise of the Option following the cessation of the Participant's status as a Service Provider (other than upon the Participant's death or Disability) would result in liability under Section 16(b), then the Option will terminate on the earlier of (A) the expiration of the term of the Option set forth in the Award Agreement, or (B) the tenth (10th) day after the last date on which such exercise would result in liability under Section 16(b); or

(2)   if the exercise of the Option following the cessation of the Participant's status as a Service Provider (other than upon the Participant's death or Disability) would be prohibited at any time solely because the issuance of Shares would violate the registration requirements under the Securities Act, then the Option will terminate on the earlier of (A) the expiration of the term of the Option or (B) the expiration of a period of thirty (30) days after the cessation of the Participant's status as a Service Provider during which the exercise of the Option would not be in violation of such registration requirements.

7.   Restricted Stock.

(a)   Grant of Restricted Stock. Subject to the terms and provisions of the Plan, the Administrator, at any time and from time to time, may grant Shares of Restricted Stock to Service Providers in such amounts as the Administrator, in its sole discretion, will determine.

(b)   Restricted Stock Agreement. Each Award of Restricted Stock will be evidenced by an Award Agreement that will specify any Period of Restriction, the number of Shares granted, and such other terms and conditions as the Administrator, in its sole discretion, will determine. Unless the Administrator determines otherwise, the Company (or its designee) as escrow agent will hold Shares of Restricted Stock until the restrictions on such Shares have lapsed.

(c)   Transferability. Except as provided in this Section 7 or the Award Agreement, Shares of Restricted Stock may not be sold, transferred, pledged, assigned, or otherwise alienated or hypothecated until the end of any applicable Period of Restriction.

(d)   Other Restrictions. The Administrator, in its sole discretion, may impose such other restrictions on Shares of Restricted Stock as it may deem advisable or appropriate.

(e)   Removal of Restrictions. Except as otherwise provided in this Section 7, Shares of Restricted Stock covered by each Restricted Stock grant made under the Plan will be released from escrow as soon as practicable after the last day of any applicable Period of Restriction or at such other time as the Administrator may determine. The Administrator, in its discretion, may accelerate the time at which any restrictions will lapse or be removed.

(f)   Voting Rights. During any applicable Period of Restriction, Service Providers holding Shares of Restricted Stock granted hereunder may exercise full voting rights with respect to those Shares, unless the Administrator determines otherwise.

(g)   Return of Restricted Stock to Company. On the date set forth in the Award Agreement, the Restricted Stock for which restrictions have not lapsed will revert to the Company and again will become available for grant under the Plan.

8.   Restricted Stock Units.

(a)   Grant. Subject to the terms and provisions of the Plan, Restricted Stock Units may be granted at any time and from time to time as determined by the Administrator. After the Administrator determines that it will grant Restricted Stock

Units under the Plan, it will advise the Participant in an Award Agreement of the terms, conditions, and restrictions related to the grant, including the number of Restricted Stock Units.

(b)   Restricted Stock Unit Agreement. Each Award of Restricted Stock Units will be evidenced by an Award Agreement that will specify vesting criteria, the number of Restricted Stock Units granted, and such other terms and conditions as the Administrator, in its sole discretion, will determine.

(c)   Vesting Criteria and Other Terms. The Administrator will set vesting criteria in its discretion, which, depending on the extent to which the criteria are met, will determine the number of Restricted Stock Units that will be paid out to the Participant. The Administrator may set vesting criteria based upon the achievement of Company-wide, divisional, business unit, or individual goals (including, but not limited to, continued employment or service), applicable U.S. or non-U.S. federal or state securities laws or any other basis determined by the Administrator in its discretion.

(d)   Earning Restricted Stock Units. Upon meeting the applicable vesting criteria, the Participant will be entitled to receive a payout as determined by the Administrator. Notwithstanding the foregoing, at any time after the grant of Restricted Stock Units, the Administrator, in its sole discretion, may reduce or waive any vesting criteria that must be met to receive a payout.

(e)   Form and Timing of Payment. Payment of earned Restricted Stock Units will be made as soon as practicable after the date(s) determined by the Administrator and set forth in the Award Agreement. The Administrator, in its sole discretion, may settle earned Restricted Stock Units only in cash, Shares, or a combination of both.

(f)   Cancellation. On the date set forth in the Award Agreement, all unearned Restricted Stock Units will be forfeited to the Company.

9.   Stock Appreciation Rights.

(a)   Grant of Stock Appreciation Rights. Subject to the terms and conditions of the Plan, a Stock Appreciation Right may be granted to Service Providers at any time and from time to time as will be determined by the Administrator, in its sole discretion.

(b)   Stock Appreciation Right Agreement. Each Stock Appreciation Right grant will be evidenced by an Award Agreement that will specify the exercise price, the term of the Stock Appreciation Right, the conditions of exercise, and such other terms and conditions as the Administrator, in its sole discretion, will determine.

(c)   Number of Shares. The Administrator will have complete discretion to determine the number of Stock Appreciation Rights granted to any Service Provider.

(d)   Exercise Price and Other Terms. The per share exercise price for the Shares to be issued pursuant to exercise of a Stock Appreciation Right will be determined by the Administrator and will be no less than one hundred percent (100%) of the Fair Market Value per Share on the date of grant. Otherwise, the Administrator, subject to the provisions of the Plan, will have complete discretion to determine the terms and conditions of Stock Appreciation Rights granted under the Plan. Notwithstanding the foregoing, a Stock Appreciation Right may be granted with a per Share exercise price of less than one hundred percent (100%) of the Fair Market Value per Share on the date of grant in the case of Substitute Awards granted in connection with transactions described in, and in a manner consistent with, Section 424(a) of the Code.

(e)   Expiration of Stock Appreciation Rights. A Stock Appreciation Right granted under the Plan will expire upon the date as determined by the Administrator, in its sole discretion, and set forth in the Award Agreement. Notwithstanding the foregoing, the rules of Section 6(d) relating to the maximum term and Section 6(f) relating to exercise also will apply to Stock Appreciation Rights.

(f)   Payment of Stock Appreciation Right Amount. Upon exercise of a Stock Appreciation Right, a Participant will be entitled to receive payment from the Company in an amount determined as the product of:

(i)   The difference between the Fair Market Value of a Share on the date of exercise over the exercise price; and

(ii)   The number of Shares with respect to which the Stock Appreciation Right is exercised.

At the discretion of the Administrator, the payment upon exercise of a Stock Appreciation Right may be in cash, in Shares of equivalent value, or in some combination of both.

10. Performance Units and Performance Shares.

(a) Grant of Performance Units/Shares. Performance Units and Performance Shares may be granted to Service Providers at any time and from time to time, as will be determined by the Administrator, in its sole discretion. The Administrator will have complete discretion in determining the number of Performance Units and Performance Shares granted to each Participant.

(b) Value of Performance Units/Shares. Each Performance Unit will have an initial value that is established by the Administrator on or before the date of grant. Each Performance Share will have an initial value equal to the Fair Market Value of a Share on the date of grant.

(c) Performance Objectives and Other Terms. The Administrator will set performance objectives or other vesting provisions (including, without limitation, continued status as a Service Provider) in its discretion which, depending on the extent to which they are met, will determine the number or value of Performance Units/Shares that will be paid out to the Service Providers. The time period during which the performance objectives or other vesting provisions must be met will be called the "Performance Period." Each Award of Performance Units/Shares will be evidenced by an Award Agreement that will specify the Performance Period, and such other terms and conditions as the Administrator, in its sole discretion, will determine. The Administrator may set performance objectives based upon the achievement of Company-wide, divisional, business unit or individual goals (including, but not limited to, continued employment or service), applicable U.S. or non-U.S. federal or state securities laws, or any other basis determined by the Administrator in its discretion.

(d) Earning of Performance Units/Shares. After the applicable Performance Period has ended, the holder of Performance Units/Shares will be entitled to receive a payout of the number of Performance Units/Shares earned by the Participant over the Performance Period, to be determined as a function of the extent to which the corresponding performance objectives or other vesting provisions have been achieved. After the grant of a Performance Unit/Share, the Administrator, in its sole discretion, may reduce or waive any performance objectives or other vesting provisions for such Performance Unit/Share.

(e) Form and Timing of Payment of Performance Units/Shares. Payment of earned Performance Units/Shares will be made as soon as practicable after the expiration of the applicable Performance Period or as otherwise determined by the Administrator and set forth in the Award Agreement. The Administrator, in its sole discretion, may pay earned Performance Units/Shares in the form of cash, in Shares or in a combination thereof.

(f) Cancellation of Performance Units/Shares. On the date set forth in the Award Agreement, all unearned or unvested Performance Units/Shares will be forfeited to the Company, and again will be available for grant under the Plan.

11. Award Limitations.

(a) Outside Director Award Limitations. No Outside Director may be paid, issued, or granted, in any Fiscal Year, equity awards (including any Awards issued under this Plan) with an aggregate value (the value of which will be based on their grant date fair value determined in accordance with U.S. generally accepted accounting principles) and any other compensation (including without limitation any cash retainers or fees) that, in the aggregate, exceed $750,000, increased to $1,500,000 for such Outside Director for the Fiscal Year in which he or she joins the Board as an Outside Director. Any Awards or other compensation paid or provided to an individual for his or her services as an Employee, or for his or her services as a Consultant (other than as an Outside Director), will not count for purposes of the limitation under this Section 11(a).

(b) Minimum Vesting Requirements.

(i) General. Except as specified in Section 11(b)(ii), no portion of an Award (other than Substituted Awards) will vest earlier than the one-year anniversary of such Award's grant date.

(ii) Exception. Awards may be granted to any Service Provider without regard to the minimum vesting requirements set forth in Section 11(b)(i) if the Shares subject to such Awards would not result in more than 5% of the maximum aggregate number of Shares reserved for issuance pursuant to all outstanding Awards granted under the Plan (the "5% Limit") (for the avoidance of doubt, determined as of this amendment and restatement). For purposes of clarification, Substituted Awards shall not count against the 5% Limit. The 5% Limit applies in the aggregate to Awards (other than Substituted Awards) that do not satisfy the minimum vesting requirements set forth in Section 11(b)(i). Section 11(b)(i) shall not prevent accelerated vesting of any portion of an Award earlier than the one-year anniversary of such Award's grant date if such acceleration is due to a termination of the relevant Participant's service or if such acceleration is in connection with a Change in Control, in each case to the extent otherwise permitted under the Plan.

(c)   Dividends and Other Distributions. Service Providers holding an Award granted under the Plan will not be entitled to receive any dividends or other distributions paid with respect to a Share underlying such Award until the portion of such Award covering such Share has fully vested, and all Periods of Restriction with respect to such Share has lapsed, and such Share has been issued (as evidenced by the appropriate entry on the books of the Company or of a duly authorized transfer agent of the Company) pursuant to such Award.

12.   Leaves of Absence/Transfer Between Locations. Unless the Administrator provides otherwise in an Award Agreement, and subject to Applicable Laws, a Participant will not cease to be an Employee in the case of any transfers between locations of the Company or between the Company, its Parent, or any of its Subsidiaries. Except as otherwise specifically set forth in the applicable Award Agreement, the treatment of an Award (including the vesting of such Award) in the event of any leave of absence by the applicable Participant will be governed by the Company's then-current equity award leave of absence policy, as may be amended from time to time by the Company in its sole discretion. For purposes of Incentive Stock Options, no such leave may exceed three (3) months, unless reemployment upon expiration of such leave is guaranteed by statute or contract. If reemployment upon expiration of a leave of absence approved by the Company or the Participant's employer is not so guaranteed, then six (6) months following the first (1st) day of such leave any Incentive Stock Option held by the Participant will cease to be treated as an Incentive Stock Option and will be treated for tax purposes as a Nonstatutory Stock Option.

13.   Transferability of Awards. Unless determined otherwise by the Administrator, an Award may not be sold, pledged, assigned, hypothecated, transferred, or disposed of in any manner other than by will or by the laws of descent and distribution, and may be exercised, during the lifetime of the Participant, only by the Participant. If the Administrator makes an Award transferable, such Award will contain such additional terms and conditions as the Administrator deems appropriate. For the avoidance of doubt, Awards may not be transferred to financial institutions.

14.   Adjustments; Dissolution or Liquidation; Merger or Change in Control; Death.

(a)   Adjustments. In the event that any extraordinary dividend or other extraordinary distribution (whether in the form of cash, Shares, other securities, or other property), recapitalization, stock split, reverse stock split, reorganization, merger, consolidation, split-up, spin-off, combination, reclassification, repurchase, or exchange of Shares or other securities of the Company, or other change in the corporate structure of the Company affecting the Shares occurs (other than any ordinary dividends or other ordinary distributions), the Administrator, in order to prevent diminution or enlargement of the benefits or potential benefits intended to be made available under the Plan, will adjust the number and class of shares of stock that may be delivered under the Plan and/or the number, class, and exercise price of shares of stock covered by each outstanding Award, and the numerical Share limits in Section 3 of the Plan.

(b)   Dissolution or Liquidation. In the event of a proposed dissolution or liquidation of the Company, the Administrator will notify each Participant as soon as practicable prior to the effective date of such proposed transaction. To the extent it has not been previously exercised or vested, an Award will terminate immediately prior to the consummation of such proposed action.

(c)   Merger or Change in Control.

In the event of a merger of the Company with or into another corporation or other entity or a Change in Control, each outstanding Award will be treated as the Administrator determines (subject to the provisions of the following paragraph) without a Participant's consent, including, without limitation, as follows: that (i) Awards will be assumed, or substantially equivalent awards will be substituted, by the acquiring or succeeding corporation (or an affiliate thereof) with appropriate adjustments as to the number and kind of shares and exercise prices; (ii) upon written notice to a Participant, that the Participant's Awards will terminate upon or immediately prior to the consummation of such merger or Change in Control; (iii) outstanding Awards will vest and become exercisable, realizable, or payable, or restrictions applicable to an Award will lapse, in whole or in part prior to or upon consummation of such merger or Change in Control, and, to the extent the Administrator determines, terminate upon or immediately prior to the effectiveness of such merger or Change in Control; (iv) (A) the termination of an Award in exchange for an amount of cash and/or property, if any, equal to the amount that would have been attained upon the exercise of such Award or realization of the Participant's rights as of the date of the occurrence of the transaction (and, for the avoidance of doubt, if as of the date of the occurrence of the transaction the Administrator determines in good faith that no amount would have been attained upon the exercise of such Award or realization of the Participant's rights, then such Award may be terminated by the Company without payment), or (B) the replacement of such Award with other rights or property selected by the Administrator in its sole discretion; or (v) any combination of the foregoing. In taking any of the actions permitted under this Section 14(c), the Administrator will not be obligated to treat all Awards, all Awards held by a Participant, all Awards of the same type, or all portions of Awards, similarly.

In the event that the successor corporation does not assume or substitute for the Award (or portion thereof), the Participant will fully vest in and have the right to exercise the Participant's outstanding Option and Stock Appreciation Right (or portion thereof) that is not assumed or substituted for, including Shares as to which such Award would not otherwise be vested or exercisable, all restrictions on Restricted Stock, Restricted Stock Units, Performance Shares and Performance Units (or portions thereof) not assumed or substituted for will lapse, and, with respect to such Awards with performance-based vesting (or portions thereof) not assumed or substituted for, all performance goals or other vesting criteria will be deemed achieved at one hundred percent (100%) of target levels and all other terms and conditions met, in each case, unless specifically provided otherwise under the applicable Award Agreement or other written agreement between the Participant and the Company or any of its Subsidiaries or Parents, as applicable. In addition, if an Option or Stock Appreciation Right (or portion thereof) is not assumed or substituted for in the event of a merger or Change in Control, the Administrator will notify the Participant in writing or electronically that such Option or Stock Appreciation Right (or its applicable portion) will be exercisable for a period of time determined by the Administrator in its sole discretion, and the Option or Stock Appreciation Right (or its applicable portion) will terminate upon the expiration of such period.

For the purposes of this Section 14(c), an Award will be considered assumed if, immediately following the merger or Change in Control, the Award confers the right to purchase or receive, for each Share subject to the Award immediately prior to the merger or Change in Control, the consideration (whether stock, cash, or other securities or property) received in the merger or Change in Control by holders of Common Stock for each Share held on the effective date of the transaction (and if holders were offered a choice of consideration, the type of consideration chosen by the holders of a majority of the outstanding Shares); provided, however, that if such consideration received in the merger or Change in Control is not solely common stock of the successor corporation or its Parent, the Administrator may, with the consent of the successor corporation, provide for the consideration to be received upon the exercise of an Option or Stock Appreciation Right or upon the payout of a Restricted Stock Unit, Performance Unit or Performance Share, for each Share subject to such Award, to be solely common stock of the successor corporation or its Parent equal in fair market value, determined immediately following such merger or Change in Control, to the per share consideration received by holders of Common Stock in the merger or Change in Control.

Notwithstanding anything in this Section 14(c) to the contrary, and unless otherwise provided in an Award Agreement or other written agreement between the Participant and the Company or any of its Subsidiaries or Parents, as applicable, an Award that vests, is earned or paid-out upon the satisfaction of one or more performance goals will not be considered assumed if the Company or its successor modifies any of such performance goals without the Participant's consent; provided, however, a modification to such performance goals only to reflect the successor corporation's post-Change in Control corporate structure will not be deemed to invalidate an otherwise valid Award assumption.

Notwithstanding anything in this Section 14(c) to the contrary, if a payment under an Award Agreement is subject to Section 409A and if the change in control definition contained in the Award Agreement or other written agreement related to the Award does not comply with the definition of "change in control" for purposes of a distribution under Section 409A, then any payment of an amount that otherwise is accelerated under this Section will be delayed until the earliest time that such payment would be permissible under Section 409A without triggering any penalties applicable under Section 409A.

(d)   Outside Director Awards. With respect to Awards granted to an Outside Director, in the event of a Change in Control, the Participant will fully vest in and have the right to exercise Options and/or Stock Appreciation Rights as to all of the Shares underlying such Award, including those Shares which would not be vested or exercisable, all restrictions on Restricted Stock and Restricted Stock Units will lapse, and, with respect to Awards with performance-based vesting, all performance goals or other vesting criteria will be deemed achieved at one hundred percent (100%) of target levels and all other terms and conditions met, unless specifically provided otherwise under the applicable Award Agreement or other written agreement between the Participant and the Company or any of its Subsidiaries or Parents, as applicable.

(e)   Death. Unless otherwise determined by the Administrator, if an Employee or Outside Director ceases to be an Employee or Outside Director, as applicable, as a result of such Participant's death, then such Participant will immediately become one hundred percent (100%) vested in and have the right to exercise Options and/or Stock Appreciation Rights as to one hundred percent (100%) of the Shares underlying such Award, including those Shares which would not otherwise be vested or exercisable; one hundred percent (100%) of the aggregate restrictions initially on Restricted Stock and Restricted Stock Units will lapse; with respect to Awards with performance-based vesting for which the achievement of designated performance goals has been determined, Participant will immediately become vested in one hundred percent (100%) of the earned Awards; and, with respect to Awards for which the achievement of designated performance goals or other vesting criteria has not yet been determined, all performance goals or other vesting criteria required to be met for such Awards to be earned will be deemed achieved at target levels and Participant will immediately become vested in one hundred percent (100%) of the earned Awards, provided that if such termination of the Participant occurs following the end of the performance period for any performance goal but prior to the determination of the achievement of such performance goal, then the achievement of such performance goal will be determined based on actual performance and Participant will immediately become vested in one hundred percent (100%) of the earned Awards. Notwithstanding the foregoing sentence, if the Participant has not been continuously an Employee or Outside Director, as applicable, for at least 12 months prior to the day the Participant ceases to be an Employee or Outside Director as a result of the Participant's death, then for each reference to "one hundred percent (100%)" in the foregoing sentence, "fifty percent (50%)" will be substituted. Any Options or Stock Appreciation Rights that become vested and exercisable pursuant to this paragraph shall be exercisable in accordance with Section 6(f)(iv) and the applicable Award Agreement.

15. <u>Tax</u>.

(a) <u>Withholding Requirements</u>. Prior to the delivery of any Shares or cash pursuant to an Award (or exercise thereof) or such earlier time as any withholding obligations for Tax-Related Items are due, the Company (or any of its Subsidiaries, Parents or affiliates employing or retaining the services of a Participant, as applicable) will have the power and the right to deduct or withhold, or require a Participant to remit to the Company (or any of its Subsidiaries, Parents or affiliates, as applicable), an amount sufficient to satisfy any Tax-Related Items required to be withheld with respect to such Award (or exercise or vesting thereof).

(b) <u>Withholding Arrangements</u>. The Administrator, in its sole discretion and pursuant to such procedures as it may specify from time to time, may permit a Participant to satisfy such withholding obligation for Tax-Related Items, in whole or in part by (without limitation) (i) paying cash, check or other cash equivalents, (ii) electing to have the Company withhold otherwise deliverable Shares having a Fair Market Value equal to the minimum statutory amount applicable in a Participant's jurisdiction or such greater amount as the Administrator may determine if such amount would not have adverse accounting consequences, as the Administrator determines in its sole discretion, (iii) delivering to the Company already-owned Shares having a Fair Market Value equal to the statutory amount applicable in a Participant's jurisdiction or such greater amount as the Administrator may determine, in each case, provided the delivery of such Shares will not result in any adverse accounting consequences, as the Administrator determines in its sole discretion, (iv) selling a sufficient number of Shares otherwise deliverable to the Participant through such means as the Administrator may determine in its sole discretion (whether through a broker or otherwise) to cover the amount of the withholding obligation for Tax-Related Items, (v) having the Company or a Parent or Subsidiary withhold from wages or any other cash amount due or to become due to the Participant and payable by the Company or any Parent or Subsidiary, or (vi) any combination of the foregoing methods of payment. The withholding amount will be deemed to include any amount which the Administrator agrees may be withheld at the time the election is made, not to exceed the amount determined by using the maximum statutory rates applicable in a Participant's jurisdiction with respect to the Award on the date that the amount of Tax-Related Items to be withheld is to be determined or such greater amount as the Administrator may determine if such amount would not have adverse accounting consequences, as the Administrator determines in its sole discretion.

(c) <u>Compliance With Section 409A</u>. Awards will be designed and operated in such a manner that they are either exempt from the application of, or comply with, the requirements of Section 409A such that the grant, payment, settlement or deferral will not be subject to the additional tax or interest applicable under Section 409A, except as otherwise determined in the sole discretion of the Administrator. The Plan and each Award Agreement under the Plan is intended to be either exempt from the application of or meet the requirements of Section 409A and will be construed and interpreted in accordance with such intent, except as otherwise determined in the sole discretion of the Administrator. To the extent that an Award or payment, or the settlement or deferral thereof, is subject to Section 409A the Award will be granted, paid, settled or deferred in a manner that will meet the requirements of Section 409A, such that the grant, payment, settlement or deferral will not be subject to the additional tax or interest applicable under Section 409A. In no event will the Company or any of its Subsidiaries or Parents have any obligation or liability under the terms of this Plan to reimburse, indemnify, or hold harmless any Participant or any other person in respect of Awards, for any taxes, interest or penalties imposed, or other costs incurred, as a result of Section 409A.

16. <u>No Effect on Employment or Service</u>. Neither the Plan nor any Award will confer upon a Participant any right with respect to continuing the Participant's relationship as a Service Provider, nor interfere in any way with the Participant's right or the right of the Company and its Subsidiaries or Parents, as applicable, to terminate such relationship at any time, with or without cause, to the extent permitted by Applicable Laws.

17. <u>Date of Grant</u>. The date of grant of an Award will be, for all purposes, the date on which the Administrator makes the determination granting such Award, or such other later date as is determined by the Administrator. Notice of the determination will be provided to each Participant within a reasonable time after the date of such grant.

18.   Term of Plan. The Plan became effective upon its initial approval by the Company's stockholders on June 16, 2022. It will continue in effect for a term of ten (10) years from such date, unless terminated earlier under Section 19 of the Plan.

19.   Amendment and Termination of the Plan.

(a)   Amendment and Termination. The Administrator, at any time, may amend, alter, suspend or terminate the Plan.

(b)   Stockholder Approval. The Company will obtain stockholder approval of any Plan amendment to the extent necessary and desirable to comply with Applicable Laws.

(c)   Effect of Amendment or Termination. No amendment, alteration, suspension or termination of the Plan will materially impair the rights of any Participant, unless mutually agreed otherwise between the Participant and the Administrator, which agreement must be in writing and signed by the Participant and the Company. Termination of the Plan will not affect the Administrator's ability to exercise the powers granted to it hereunder with respect to Awards granted under the Plan prior to the date of such termination.

20.   Conditions Upon Issuance of Shares.

(a)   Legal Compliance. Shares will not be issued pursuant to an Award unless the exercise or vesting of such Award and the issuance and delivery of such Shares will comply with Applicable Laws and, in the Administrator's discretion, will be further subject to the approval of counsel for the Company with respect to such compliance.

(b)   Investment Representations. As a condition to the exercise or vesting of an Award, the Company may require the person exercising or vesting in such Award to represent and warrant at the time of any such exercise or vesting that the Shares are being purchased only for investment and without any present intention to sell or distribute such Shares if, in the opinion of counsel for the Company, such a representation is required.

21.   Inability to Obtain Authority. If the Company determines it to be impossible or impracticable to obtain authority from any regulatory body having jurisdiction or to complete or comply with the requirements of any registration or other qualification of the Shares under any U.S. state or federal law or non-U.S. law or under the rules and regulations of the U.S. Securities and Exchange Commission, the stock exchange on which Shares of the same class are then listed, or any other governmental or regulatory body, which authority, registration, qualification or rule compliance is deemed by the Company's counsel to be necessary or advisable for the issuance and sale of any Shares hereunder, the Company will be relieved of any liability in respect of the failure to issue or sell such Shares as to which such requisite authority, registration, qualification or rule compliance will not have been obtained.

22.   Stockholder Approval. This amendment and restatement will be subject to approval by the stockholders of the Company within twelve (12) months after the date that this amendment and restatement is adopted by the Board. Such stockholder approval will be obtained in the manner and to the degree required under Applicable Laws.

23.   Forfeiture Events. The Administrator may specify in an Award Agreement that the Participant's rights, payments, and benefits with respect to an Award will be subject to reduction, cancellation, forfeiture, recoupment, reimbursement, or reacquisition upon the occurrence of certain specified events, in addition to any otherwise applicable vesting or performance conditions of an Award. Notwithstanding any provisions to the contrary under this Plan, an Award will be subject to the Company's clawback policy in effect as of the adoption of this Plan, and will be subject to any other clawback policy of the Company as may be established and/or amended from time to time including, without limitation, to comply with Applicable Laws (including without limitation pursuant to the listing standards of any national securities exchange or association on which the Company's securities are listed or as may be required by the Dodd-Frank Wall Street Reform and Consumer Protection Act) (the "Clawback Policy"). The Administrator may require a Participant to forfeit, return or reimburse the Company all or a portion of the Award and any amounts paid thereunder pursuant to the terms of the Clawback Policy or as necessary or appropriate to comply with Applicable Laws. Unless this Section 23 specifically is mentioned and waived in an Award Agreement or other document, no recovery of compensation under a Clawback Policy or otherwise will constitute an event that triggers or contributes to any right of a Participant to resign for "good reason" or "constructive termination" (or similar term) under any agreement, arrangement or policy with the Company or any Parent or Subsidiary of the Company.

*   *   *

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D. C. 20549

FORM 10-K

☒   **ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the Fiscal Year Ended: January 31, 2023

OR

☐   **TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

Commission File Number: 001-35498



Splunk Inc.
(Exact name of registrant as specified in its charter)

Delaware	**86-1106510**
(State or other jurisdiction of	(I.R.S. Employer
incorporation or organization)	Identification No.)

270 Brannan Street
San Francisco, California 94107
(Address of principal executive offices)
(Zip Code)

(415) 848-8400
(Registrant's telephone number, including area code)

Securities Registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Common Stock, par value $0.001 per share	SPLK	The Nasdaq Stock Market LLC

Securities registered pursuant to Section 12(g) of the Act: None

Indicate by check mark if the Registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act: Yes ☒   No ☐

Indicate by check mark if the Registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the

Act: Yes ☐   No ☒

Indicate by check mark whether the Registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the Registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.   Yes ☒   No ☐

Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T during the preceding 12 months (or for such shorter period that the registrant was required to submit such files).   Yes ☒   No ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, a smaller reporting company, or an emerging growth company. See the definitions of "large accelerated filer," "accelerated filer," "smaller reporting company" and "emerging growth company" in Rule 12b-2 of the Exchange Act.

Large Accelerated Filer	☒	Accelerated Filer	☐
Non-Accelerated Filer	☐	Smaller Reporting Company	☐
Emerging Growth Company	☐		

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Indicate by check mark whether the registrant has filed a report on and attestation to its management's assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report. ☒

If securities are registered pursuant to Section 12(b) of the Act, indicate by check mark whether the financial statements of the registrant included in the filing reflect the correction of an error to previously issued financial statements. ☐

Indicate by check mark whether any of those error corrections are restatements that required a recovery analysis of incentive-based compensation received by any of the registrant's executive officers during the relevant recovery period pursuant to §240.10D-1(b). ☐

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).   Yes ☐   No ☒

The aggregate market value of shares of common stock held by non-affiliates of the registrant was $13.1 billion, based on the number of shares held by non-affiliates and the last reported sale price of the registrant's common stock on July 31, 2022 (the last business day of the registrant's most recently completed second fiscal quarter).

The number of shares outstanding of the Registrant's Common Stock as of March 14, 2023 was 165.5 million shares.

Documents Incorporated by Reference

Portions of the registrant's definitive Proxy Statement for the 2023 Annual Stockholders' Meeting are incorporated by reference into Part III of this Annual Report on Form 10-K.

Splunk Inc.

Table of Contents

FORM 10-K

PART I

NOTE REGARDING FORWARD-LOOKING STATEMENTS

This Annual Report on Form 10-K, including but not limited to the sections entitled "Business," "Risk Factors," and "Management's Discussion and Analysis of Financial Condition and Results of Operations," contains forward-looking statements that involve risks and uncertainties, as well as assumptions that, if they never materialize or prove incorrect, could cause our results to differ materially from those expressed or implied by such forward-looking statements. Statements that are not purely historical are forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended (the "Exchange Act"). Forward-looking statements are often identified by the use of words such as, but not limited to, "anticipate," "believe," "can," "continue," "could," "estimate," "expect," "predict," "intend," "may," "might," "plan," "project," "potential," "seek," "should," "target," "will," "would" and similar expressions or variations intended to identify forward-looking statements. These forward-looking statements include, but are not limited to, statements concerning the following:

- our future financial and operating results; including trends in and expectations regarding revenues, annual recurring revenue, deferred revenue, remaining performance obligations, operating margins, gross margins, cash flow, operating income and the proportion of transactions that will be recognized ratably;
- the effects of the macroeconomic environment and the novel coronavirus ("COVID-19") pandemic on our business and operations and those of our customers, including impacts on information technology and cybersecurity spending;
- market opportunity;
- expected benefits to customers and potential customers of our offerings;
- investment strategy, business strategy and growth strategy, including our business model and the use of acquisitions to expand our business;
- our sales and marketing strategy, including our international sales, and channel partner strategy;
- customer product adoption and purchasing patterns, including renewal, expansion and conversion from on-premises to cloud services;
- management's plans, beliefs and objectives for future operations;
- leadership changes and workforce attrition;
- our ability to provide compelling, uninterrupted and secure cloud services to our customers;
- expectations about competition;
- economic and industry trends or trend analysis;
- the impact of geopolitical events, including the war in Ukraine;
- our acquisitions, including the expected impacts of such acquisitions;
- expectations about seasonality;
- revenue mix;
- expected impact of changes in accounting pronouncements and other financial and non financial reporting standards;
- operating expenses, including changes in research and development, sales and marketing, facilities and general and administrative expenses;
- sufficiency of cash to meet cash needs for at least the next 12 months;
- exposure to interest rate changes;
- inflation;
- anticipated income tax rates, tax estimates and tax standards;
- capital expenditures, cash flows and liquidity; and
- the impact of climate change, natural disasters and actual or threatened public health emergencies.

These statements represent the beliefs and assumptions of our management based on information currently available to us. Such forward-looking statements are subject to risks, uncertainties and other important factors that could cause actual results and the timing of certain events to differ materially from future results expressed or implied by such forward-looking statements. Factors that could cause or contribute to such differences include, but are not limited to, those identified below, and those discussed in the section titled "Risk Factors" included under Part I, Item 1A. Furthermore, such forward-looking statements speak only as of the date of this report. Except as required by law, we undertake no obligation to update any forward-looking statements to reflect events or circumstances that occur after the date of this report.

Item 1. Business

Overview

Splunk helps customers build a safer and more resilient digital world. We deliver innovative solutions that enable organizations to harness the value of their data to help keep their digital systems secure, available and performant. As organizations' reliance on resilient systems continues to increase, it is critical that they keep pace with increasing complexity and potential vulnerabilities associated with these systems. Our solutions for security and observability empower Security Operations ("SecOps"), IT Operations ("ITOps"), and Development Operations ("DevOps") teams to maintain resilient systems by monitoring and securing them more quickly and efficiently. We also believe our offerings empower operational transformation, helping customers move from reactive, non-scalable and ineffective approaches to proactive, automated, and machine learning ("ML")-assisted processes that drive better outcomes even as the scale and complexity of their technology continue to grow.

We believe that the increasing reliance on digital systems has made the resilience of these systems mission-critical for nearly every organization and the sustained ongoing importance of digital systems amidst the evolving threat landscape further elevates Splunk's central role in enabling secure and reliable operations for our customers.

Splunk Products

Overview

Splunk offers the Unified Security and Observability Platform, which is comprised of the following:

Splunk Security Includes Splunk Enterprise Security ("SIEM"), Splunk Security Orchestration, Automation and Response, Splunk User Behavior Analytics, Splunk Attack Analyzer and Splunk Mission Control. Splunk Security helps security leaders fortify their organization's digital resilience by effectively mitigating cyber risk and meeting compliance requirements. SecOps leaders can achieve this by leveraging Splunk Security to scale the SecOps team capability in order to rapidly detect, investigate and respond to sophisticated threats with advanced analytics, automation and a unified security operations experience.

Splunk Observability Includes Splunk IT Service Intelligence, and Splunk Observability Cloud, which provides fully integrated capabilities for Splunk Application Performance Monitoring ("APM"), Splunk Infrastructure Monitoring, Splunk Real User Monitoring ("RUM"), and Splunk Synthetic Monitoring. Splunk Observability provides complete visibility across the full stack of infrastructure, applications and the digital customer experience, so customers maintain continuous health, reliability and performance of their business and the applications and infrastructure that it runs on.

The solutions that comprise our Splunk Security and Splunk Observability products are powered by the Splunk platform - an extensible, configurable platform that supports expansive data collection and instrumentation, at scale. The Splunk platform provides a wide range of interfaces for administrators, data engineers, analysts, and end users for data preparation, investigation, and visualization. Organizations can also execute unified search queries across datasets in multiple Splunk instances - on-premise and in the cloud - as well as third party data stores. Extensive ML capabilities, including out-of-the-box algorithms optimized for common data types, deliver more accurate and actionable insights. Pre-built ML algorithms and model development capabilities allow data scientists to develop and deploy customized algorithms and models to their custom security and observability use cases.

In addition, our field organization, partners and customers build content on Splunk to address a broader range of security and observability use cases, extending the power of Splunk, and accelerating time to value for customers.

We believe that Splunk's Unified Security and Observability Platform offers a unique breadth and depth of capabilities which delivers best in class outcomes for customers. With Splunk, SecOps, ITOps and DevOps teams get industry analyst recognized, market-leading security and observability solutions. Splunk also helps drive better alignment and collaboration across these teams, thereby simplifying detection, investigation and response.

FORM 10-K

Our products are designed to give organizations comprehensive data visibility from across their on-premise, cloud and edge data sources with full fidelity, at scale. Combined with the tools for rapid detection, investigation and response, organizations are able to respond more quickly and accurately, reducing mean time to detect ("MTTD") and mean time to respond ("MTTR"). Splunk also enables organizations to create process and cost efficiencies by optimizing the collection, distribution and storage of data, reducing data duplication, and simplifying data reuse across multiple use cases for security and observability.

Splunk products are delivered as either cloud services or on-premise licensed software ("license offerings") that customers deploy in their own environments. We believe that the unique capabilities, rapid delivery, and streamlined adoption that cloud services enable make them the best delivery model for us and the majority of our customers. Accordingly, we will deliver a growing number of our offerings as cloud services to take full advantage of cloud capabilities like elastic scalability while maximizing the rate at which new features are released and adopted.

Splunk Security

Splunk Security helps SecOps leaders mitigate cyber risk and comply with regulatory requirements, while enabling them to streamline security operations, increase productivity, prevent analyst fatigue and accelerate threat detection investigation and response ("TDIR"). Splunk Security reduces alert noise, replaces swivel-chair security management with one common security work surface, and automates manual and repetitive tasks. SecOps leaders leverage Splunk Security to establish modern data-centric security operations centers that improve every aspect of TDIR and maximize return on security investments. Customers use Splunk Security to address a wide range of use cases including:

Security monitoring Enhance the coverage of potential attack vectors and analyze a continuous stream of near-real-time data for threats and other potential security issues. With comprehensive data visibility across on-premise, cloud and edge, SecOps teams can investigate and analyze alerts and incidents for faster detection and response.

Incident management Quickly investigate threats and gain an understanding of incidents. Built-in advanced analytics detect suspicious patterns and categorizes them by potential severity, so SecOps teams can focus on the critical incidents. Rapid search capabilities with automated out-of-the-box content, aligned with industry frameworks, accelerates investigation and response times.

Threat hunting Analyze malicious activities and determine the scope of incidents, faster. SecOps teams can leverage Splunk's searches across petabytes of data to perform in-depth threat hunting and analysis. Splunk also provides continually updated out-of-the-box detections, integrated threat intelligence, and ML models that accurately detect, contextualize and prioritize known and unknown threats by organizational risk.

Advanced and insider threat detection Discover abnormalities and unknown threats that remain undetected by traditional security tools through early and rapid behavior-based analysis. Risk-based alerting and streaming analytics enables attributing risk to users and systems, map alerts to cybersecurity frameworks and trigger alerts when risk exceeds thresholds.

Compliance Centralize cyber-hygiene initiatives and the operational overhead needed to demonstrate adherence to compliance requirements and accelerate incident response investigation efforts. Splunk provides a highly efficient and secure solution, with real-time posture and insights across IT resources and security controls to clear compliance and pass audits with minimal effort, regardless of mandate or regulatory framework.

Automation and orchestration Provide security operations centers advanced orchestration, automation and response capabilities by integrating teams, processes and tools. SecOps teams can hunt, detect, investigate, manage, contain and remediate threats from a unified security operations platform, enabling faster investigation and response.

Splunk Observability

Splunk Observability provides real-time performance monitoring and analysis of infrastructure, application, digital customer experiences and business services, based on open standards and instrumentation. With Splunk, ITOps and DevOps teams gain full control of their data, analyze in full-fidelity and avoid vendor lock-in. Built-in guided root cause analysis helps teams reduce MTTD/MTTR and prevent issues prior to impacting customers. Splunk Observability enables IT and business stakeholders to understand how their business is performing in real-time. With Splunk Observability, ITOps and DevOps teams can quickly resolve issues, improve reliability on an ongoing basis and make smarter business decisions. Customers use Splunk Observability to address a range of use cases including:

Proactive outage prevention ML-driven alerting uses dynamic and custom data thresholds, and the live status of business service key performance indicators ("KPI") to forecast how a business service will perform in the short term. This enables ITOps teams to get ahead of potential customer impacting outages and helps them ensure better service reliability.

Service Monitoring to Align IT with the Business Services oriented monitoring and executive dashboards enable ITOps teams to show their impact on business outcomes. ITOps and business leaders can better align by leveraging a single, up-to-the-minute view of how critical services are performing with dedicated service and KPI health scores.

Alert noise reduction Leverage Splunk ML capabilities to group and prioritize alerts from across multiple data sources. ITOps teams can thus quickly prioritize alerts in terms of impact, significantly reduce alert noise, thus fixing performance issues faster.

Log analytics for IT troubleshooting ITOps can aggregate log data from multiple sources and domains at massive scale, with full fidelity. This enables teams to troubleshoot application and business service issues from a single source of truth for logs, accelerating investigation and response.

Extend visibility from on-premises to the cloud DevOps teams moving workloads to the cloud gain visibility across on-premises, and cloud-native environments. By using telemetry data that is already sent to Splunk (logs) alongside new types of telemetry data that are commonly used in clouds (metrics and traces) in the same dashboards and workflows, DevOps teams gain insight into their hybrid cloud environments.

Isolate problems in cloud native environments Cloud-native environments introduce unmatched scale and complexity that traditional monitoring tools cannot handle, and that make it difficult for DevOps teams to troubleshoot when an issue occurs. Splunk Observability processes in real-time all the telemetry data and uses ML-guided workflows to help DevOps teams quickly and confidently detect, troubleshoot, and isolate issues faster.

Understand business impact of changes Deploying frequent code changes increases the risk for new errors, latency, or outages that can impact service performance, customer experience, and business outcomes. With Splunk Observability, DevOps teams can understand how each change impacts the business, and prioritize any issues that may arise by business importance. DevOps can more confidently deploy new changes and improvements to customers faster than ever, thereby creating more business value.

Empower developers & site reliability engineers with self-service observability Splunk Observability enables DevOps teams to easily monitor and troubleshoot their applications, while adhering to centralized policies. Our solutions empower them to use open standards to send telemetry data with minimal effort, get out-of-the-box dashboards and alerts based on industry best practices, and efficiently work together for faster troubleshooting. The built-in access and usage controls enable organizations to maintain operational efficiency and safeguard sensitive data.

Customer and Partner Solutions

Splunk provides application programming interfaces ("API"), software development kits ("SDK"), and other interfaces that enable our network of third-party developers, partners, and customers to build content that configures and extends our solutions to accommodate specific use cases. This range of content includes pre-built data inputs, workflows, searches, reports, alerts, custom dashboards, flexible user interface components, custom data visualizations, and integration actions and methods. Content can be built for a customer's or partner's own internal use, or it can be made generally available for download, in free or premium offerings, from within the Unified Splunk Security and Observability Platform, and via Splunkbase, an online community and marketplace for developers, partners, and customers to share apps and add-ons. Over 2,800 apps and add-ons are currently available on Splunkbase, most of which are built and maintained by third parties. These apps and add-ons help drive faster time-to-value, and simplify extending the power of Splunk to address more security and observability use cases.

We do not receive any material revenues from the sale of apps or add-ons by third-party application providers. Many apps and add-ons posted to Splunkbase are provided at no additional cost to users. Partner apps and add-ons listed on Splunkbase that are not free are primarily licensed directly by the third-party to the end user.

Customer Success

While customers can readily utilize our products, our customer success team develops scalable offerings that span the customer journey. These offerings include adoption and implementation services, education services, and customer support services that are tailored to scale to our customers' size and maturity.

Adoption and Implementation Services

Our customer success planning includes on-boarding and adoption best practices on our offerings for all customers, using an outcome-focused approach. Our prescriptive adoption guidance and success planning are targeted to the specific security and observability use cases, spanning a wide variety of industries. customers have several ways to engage our experts: through customer success manager guidance, a catalog of on-demand services, expert and solution-oriented subscription services, or traditional project-based implementation services.

Education Services

We work with customers and partners to help users gain proficiency and build the skills critical to achieving their business outcomes with Splunk. Our Education services include comprehensive curricula, learning paths, live lab environments for teams to practice and learn, and exams and industry recognized certifications to help validate teams' progress. The learning paths are modularized, leveled (from foundational and basic to expert), role-based, and technology/domain focused to ensure development of critical skills. We offer flexible learning solutions that span from self-paced eLearning to instructor-led sessions, and hands-on lab environments, all of which are available to and through our expanded learning ecosystem comprising a global network of Splunk instructors, authorized learning partners, higher-education institutions and online learning providers.

Customer Support

We provide support and maintain our products through a combination of unspecified software updates, maintenance releases and patches, and access to our technical support services delivered over the term of a customer's contract. Customers receive access to subject matter experts for critical issues, direct telephone support, access to online support, and software upgrades. Our customer support organization has global coverage capabilities, delivering support with deep expertise in our products, complex IT environments and associated third-party infrastructure.

Our customer support organization offers standard and premium service levels. Premium is an upgraded level of support that provides customers with priority response, update times, and targeted fix or workaround service level objectives for all case priorities.

Our Growth Strategy

The key elements of our growth strategy are:

Continued adoption of our cloud services Cloud services represent an important source of growth for Splunk and our partners. Our existing cloud services customers have accelerated their time to value and achieved lower total cost of ownership as compared to our license offerings. Given our existing customers' success adopting our cloud services offerings, we will continue to invest heavily in acquiring new cloud services customers and will support existing license customers' migrations to our cloud services offerings.

Customer-driven delivery model We believe customers will continue to have a mix of deployments across their business: on-premise, hybrid, cloud, and multi-cloud, and in order for them to achieve digital resilience, they need full visibility into those diverse environments. Our ability to offer solutions that span on-premise and cloud is a competitive advantage to Splunk as we enable customers to gain visibility and increase their digital resilience regardless of where they are on their cloud journey. As such, we will continue to invest in our license offerings to enable both standalone consumption and hybrid Splunk deployments that span customer on-premises and cloud environments to serve our customers.

Expand the Splunk value proposition with broader and deeper capabilities We will continue to focus our product strategy and go-to-market approaches on users of Splunk Security and Splunk Observability and we will expand the Splunk platform that serves them. We intend to deliver new and enhanced capabilities, as well as services that provide faster time-to-value and easier adoption and expansion. We also plan to deliver new features tailored to meet the specific needs of users, including more comprehensive data reach, more powerful analytics, and ML automation capabilities. While we are focused on extending our industry analyst-recognized leadership across security and observability, our customers benefit from even greater value when multiple organizations are generating insights using the Splunk platform.

Global Expansion We continue to invest in go-to-market, operations and infrastructure to deliver our services to customers in targeted countries across multiple geographies. Splunk has had success in global expansion as evidenced by our increased mix of revenues outside of the U.S., and we continue to see this as a significant growth opportunity.

Research and Development

We invest substantial resources in research and development to enhance our offerings, develop new end-market specific solutions and apps, conduct software and quality assurance testing and improve our core technology. Our technical staff monitors and tests our software on an ongoing basis, and we maintain a regular release process to refine, update, and enhance our existing offerings. We enhance and expand our offerings based on customer feedback, our own research and development efforts and through acquisitions and investments. We have made a number of acquisitions in the past and will continue to evaluate acquisition opportunities that can accelerate the delivery of new capabilities, entry into new market segments and our technical expertise.

Intellectual Property

We rely on patent, trademark, copyright and trade secret laws, confidentiality procedures, internal policies and contractual provisions to protect our technology and intellectual property rights. The nature and extent of legal protection of our intellectual property rights depends on, among other things, the type of intellectual property right and the jurisdiction in which such right arises. We believe that our intellectual property rights are valuable and important to our business. We file trademark, patent, and copyright applications to protect our intellectual property.

Generally, we retain ownership of software we develop. All software is licensed to users and primarily provided in object code or as a cloud service pursuant to browser-wrap, embedded or on-line license or services terms, or signed customer agreements. These agreements generally contain restrictions on duplication, disclosure, reverse engineering, transfer and license circumvention.

We use open source software in our offerings and business, including as incorporated into software we receive from third party commercial software vendors or technologies obtained through acquisitions, and expect to continue to use open source software in the future. Additionally, we, including companies that we have acquired, have intentionally made certain proprietary software available on an open source basis, both by contributing modifications back to existing open source projects, and by making certain internally developed tools available pursuant to open source licenses, and we plan to continue to do so in the future.

Sales and Marketing

Our sales and marketing strategies are closely aligned to expand market awareness, generate our sales pipeline, and cultivate customer relationships to drive revenue growth and enablement for adoption and customer success.

Sales

We sell our offerings directly through field and inside sales and indirectly through different routes to market with a community of partners. These partners include but are not limited to leading, global service integrators, managed services partners, and resellers. We gather prospects through a broad range of marketing campaigns, programs and events. Our sales development teams handle lead qualifications. Large or complex transactions generally are handled by our globally distributed direct field sales teams. Our sales engineers help define customer use cases, pre-sales qualification and evaluation.

Our field sales teams are organized geographically across the Americas, Europe, Middle East and Africa ("EMEA") and Asia Pacific ("APAC"). We also have a dedicated sales team focused on public sector customers, which includes United States federal, state and local government entities, colleges and universities, and not-for-profits.

In addition to acquiring new customers, our sales teams are responsible for securing renewals of existing contracts, as well as increased adoption of our offerings by existing customers. To accomplish this, our field sales and customer success teams work closely with our customers to ensure adoption and overall account health, which fosters expanded usage through higher capacity or upgrades and additional use cases.

Marketing

We focus our marketing efforts on generating opportunities for our sales team and partners, increasing awareness of the Splunk brand, driving widespread adoption, and communicating product advantages and business benefits. We market our offerings as targeted solutions for specific use cases and as an enterprise solution for a broad range of data and use cases. We engage with existing and potential customers to provide community-based education and awareness and to promote expanded use of our products by these customers. We utilize business press, technology press, industry analysts and influential voices to create awareness for Splunk in our target markets. We host a number of events across our sales regions to engage with both existing customers and new prospects, as well as deliver product training. We host our annual user conference, ".conf" and multiple partner forums as other ways to support the Splunk community to foster collaboration and help our customers drive further business results.

Partner Network

Splunk's partner ecosystem creates solutions focused on customer business outcomes by delivering impactful, multi-dimensional solutions across industries and regional theaters. Partners can untap new markets, customers, and data streams with new product innovations. We believe establishing a culture of co-innovation that drives repeatability is foundational to making Splunk broadly available. As such, Splunk shifted the focus to partners that deliver value through building, selling, advising, servicing and delivering managed services to drive higher partner and customer adoption across our offerings. The new Splunk Partnerverse program anchors our partner strategy. Splunk Partnerverse builds on Splunk's global brand, expands our customer reach through partners, and reinforces Splunk as both cloud-ready and partner friendly. There are three program objectives:

- Serve all Splunk partners through one program that enables and promotes a cloud-first partner network

- Differentiate partners in the market through Splunk Partnerverse badging that recognizes a partner's training, expertise, and repeatable success across multiple industries and solutions

- Amplify Splunk partners' validated expertise and Splunk-based offerings via the Partner Solutions Catalog and Splunkbase so that customers can easily find the right partners

Splunk organized its partner strategy to align and support all partner types with a focus on the connected ecosystem and partner-centric routes to market:

Cloud service providers ("CSP") Strong partnerships with CSPs (e.g., Amazon Web Services and Google Cloud) are the cornerstone of our cloud services. The online storefront known as a cloud marketplace offers customers an alternate way to conduct transactions. Today our marketplace business is driven primarily by customer demand and we will meet our customers where and how they want to buy. We are coordinating product development, sales efforts, and ongoing marketing efforts with these key partners to promote our products running on a CSP's infrastructure.

Global systems integrators and managed services providers These partners support planning, implementation, and management of end-to-end business solutions tailored to specific customers, segments, and industry verticals. We focus on full-stack market solutions that partners manage to ensure our customers have access to the best expertise, technology, and solutions for optimal performance, security, and technology operations. We are working with this partner set to develop and deploy Splunk platform-based solutions to their customers, extending our overall market reach and total addressable market. We further intend to establish select core business groups to increase our joint selling opportunities, explore new solutions, and promote Splunk's strength in Security and Observability.

Splunk Community Engagement

We engage with the community of Splunk users, including Splunk employees, partners, and customers, through a variety of online and in-person forums to assist with Splunk skills development. Additionally, our engagement with users empowers the development of Customer and Partner solutions, drives cross-pollination of experiences and best practices, and provides feedback on current and planned future offerings and capabilities.

Our primary online forums include Splunk Answers, Splunk User Groups, and Splunk Ideas. In Splunk Answers, users share best practices about how to build searches, create data visualizations, build implementations to address specific use-cases and configure and deploy our cloud services and license offerings. While our product, support, engineering and professional services teams participate in Splunk Answers, the majority of questions appearing on Splunk Answers are answered by other Splunk users, including the SplunkTrust, a peer-nominated, MVP group of Splunk users. Splunk Ideas is a forum through which the community can submit and vote on ideas for new product offerings and capabilities, providing a highly-refined set of inputs to our product development efforts. We also maintain active communities on leading social internet platforms, including Facebook, Twitter, LinkedIn and Slack.

Comprehensive enablement for Customer and Partner solutions developers is provided on our Splunk Dev portal. Splunk Dev contains resources for building apps, integrations, and other Customer and Partner solutions content that extends the Splunk offerings to new data, insights, and use cases. Developers can sign up for free licenses or access to support both their on-premises and cloud-native application needs. Additional resources made available through Splunk Dev include developer guides, API references, tutorials, downloads, tools and examples to help developers efficiently create new solutions.

We also continue to support the growth of the Splunk Community, with local Splunk User Groups around the world and a growing collection of Splunk-sponsored events, such as .conf, and other regional and local events.

Customers

As of January 31, 2023 we have customers in more than 130 countries and our offerings have been deployed by over 90 of the Fortune 100 companies. We provide offerings to customers of varying sizes, including enterprises, educational institutions and government entities. Our current customer base spans numerous industry verticals, including education, financial services, government, healthcare/pharmaceuticals, industrials/manufacturing, media/entertainment, retail/ecommerce, technology, and telecommunications. Please refer to Note 9 "Revenues, Accounts Receivables, Deferred Revenue and Remaining Performance Obligations" of our accompanying Notes to Consolidated Financial Statements included elsewhere in this Annual Report on Form 10-K for further discussion of our customers and concentration of revenue and receivables.

Competition

Our industry is evolving rapidly and is becoming increasingly competitive with an increasing number of vendors competing across product areas. For example, security vendors are attempting to penetrate the observability industry, observability competitors are targeting the security space, competitors across the security and observability siloes are expanding their footprints in log management and machine data space, and CSPs are extending their native operations and security capabilities across competing cloud environments. Additionally, a number of more domain-focused competitors continue to target specific use cases within the application, IT and security domains in an attempt to drive rapid penetration.

These dynamics position us in competition with a variety of large CSPs and software vendors, as well as smaller specialized companies, open source projects and custom development efforts, which provide solutions in the specific markets we address. Our principal competitors include:

- Cloud monitoring and APM/Observability vendors;

- Monitoring, troubleshooting, security and analytics services offered (embedded or add-ons) by major public CSPs;

- Legacy security, systems management and other IT vendors; and

- IT departments that undertake custom software development efforts to analyze and manage their operations data across their public and private cloud landscapes.

Environmental, Social, and Governance

Our board of directors works closely with management to oversee ESG, with each of our four board committees dedicated to areas of the program associated with their respective areas of responsibility. In fiscal 2023, we continued to integrate ESG across the business by implementing robust reporting systems, quality assurance and controls, and integrating cross-functional oversight of non-financial data and disclosures. This work lays the foundation for data-driven program management, metrics and disclosures. In terms of climate change, we have been intensely focused on developing our climate strategy since we announced our climate commitments near the end of fiscal 2022. We are assessing climate risks and opportunities, modeling climate scenarios, analyzing potential net zero transition pathways, and evaluating our second suite of science-based climate targets. Also in fiscal 2023, we published our second annual Global Impact Report, which covers the four priority areas that matter most to our stakeholders and the business: data responsibility, environmental sustainability, ethical and inclusive growth, and social impact.

Human Capital

Human capital management is foundational to the Ethical and Inclusive Growth pillar of our Global Impact Strategy. At the core of Splunk, we are a people-centric company. We believe that the best way to continue to deliver customer success and the best products and services is to focus on attracting and developing the most qualified candidates to join our team (based on skills, knowledge and abilities). In turn, Splunkers benefit from, and contribute to, a company culture that is inviting and equitable, and that fosters personal and career growth.

We spend time and energy supporting, retaining and developing our high-performing and innovative employees. Our efforts are guided by three principle objectives: utilizing inclusive hiring systems and processes that minimize the potential for unconscious bias in decision-making; creating a work environment that promotes autonomy, learning, open communication and trust; and delivering workforce insights that help inform talent and business decisions. Twice a year, we conduct a global employee opinion and engagement survey to measure and assess our progress related to key aspects of the Splunker experience, especially employee engagement and satisfaction.

Our commitment to diversity, equity, inclusion, and belonging ("DEIB") is central to our core values. We strive to embrace each person's unique individual value and the communities that matter to them. This commitment is an integral part of our DEIB program. As of January 31, 2023, we employed nearly 8,000 employees, of which approximately 70% were in the United States and 30% were in our international locations.

Our Board has general oversight of the Company's corporate culture and human capital management, both directly and through its standing committees. The Talent & Compensation Committee provides oversight of our DEIB program and talent and careers programs. The People Organization's leadership team (which includes our Chief People Officer and our Chief Diversity Officer) manages our DEIB and talent and careers programs; the Chief Executive Officer and the executive leadership team oversee these efforts. Additional information on the oversight of human capital management matters can be found in our Proxy Statement.

Having helped Splunk and Splunkers adapt to the dynamic changes brought on by the COVID-19 pandemic over the last few years, our Global Health & Safety team is focused on safe and healthy approaches to planning the pandemic-to-epidemic transition and managing the new realities of a distributed workforce where a portion of Splunkers work from offices, some from home, and others a blend of both.

Our most recent Global Impact Report, which contains additional information on our talent initiatives and employee engagement surveys, is available on our website.

Diversity, Equity, Inclusion and Belonging

A diverse and inclusive company is essential to unlocking the full potential of our people, our culture and our business. Our company-wide inclusiveness effort, A Million Data Points, speaks powerfully to our holistic, multi-dimensional approach to diversity, illuminating cultural heritage, intersectionality, experiences and all the unique qualities and talents that each employee possesses. Our nine employee resource groups are central to our enterprise DEIB strategy, helping to build awareness and engagement at all levels of the organization to ensure that all Splunkers feel seen, safe, supported and able to do their best work and thrive in their careers. Splunk is focused on growing the representation rates of women and individuals from underrepresented groups at all levels of the organization, especially in leadership. We provide DEIB education and offerings to embed inclusion and equity in our critical talent systems and processes.

We work to help provide access to new careers in technology with skills development and training, promoting a new generation of diverse talent through a global network of universities, community colleges and workforce partners like YearUp and Hire Military. Splunk is regularly recognized as an employer of choice in the technology industry and within the various locations that we operate.

Additional information on our diversity and inclusion strategy, diversity metrics and programs can be found in our Diversity Annual Report posted on our website. Nothing on our website shall be deemed incorporated by reference into this Annual Report on Form 10-K.

Compensation, Benefits and Wellbeing

Splunk provides a comprehensive and competitive compensation and benefits package to attract, retain and engage the talented employees that make our company successful. We provide employees with competitive base salaries, incentive compensation, as well as the opportunity to participate in our Employee Stock Purchase Plan, which allows employees to purchase Splunk stock at a discount. Eligible employees receive equity awards in the form of restricted stock units.

Our benefits offerings are designed to meet the unique needs of our employees. We believe we provide competitive benefits in each local market we operate in to help our employees care for themselves and their families. Common offerings are health benefits, retirement benefits, fertility and family planning benefits, paid time off, holidays and leave benefits.

We offer a number of additional benefits to help our employees. These benefits include 30 days of paid time off that employees can use for any absence related to the pandemic or a natural disaster, four additional well-being paid rest days and reimbursement for certain expenses related to remote working. In addition, we have a global mental health offering through a third-party provider who gives our employees and their families access to counseling, personal coaches and a variety of digital wellness resources.

Development

We believe in leadership and learning and invest in the development of all our employees. Our vision is to further enhance our talent practices and leadership behaviors in order to empower more autonomous decision making, leverage data insights, reinforce open communication and feedback, and set clear rules of engagement to systemically foster increased trust and transparency. We are strongly committed to our responsibility of providing development and growth opportunities to our employees through greater emphasis on internal mobility and fair and equitable talent practices. Employees take advantage of live courses, leadership programs, online training, product training, sales training, technical training, mentor programs, team building events, seminars, conferences, lectures, university programs, peer-to-peer and manager-led training and other learning opportunities across the company.

Corporate Information

Our principal executive offices are located at 270 Brannan Street, San Francisco, California 94107, and our telephone number is (415) 848-8400. We were incorporated in California in October 2003 and were reincorporated in Delaware in May 2006.

Our website is located at www.splunk.com and our investor relations website is located at http://investors.splunk.com. The information posted on our website is not incorporated into this Annual Report on Form 10-K. Our Annual Report on Form 10-K, Quarterly Reports on Form 10-Q, Current Reports on Form 8-K and amendments to reports filed or furnished pursuant to Sections 13(a) and 15(d) of the Securities Exchange Act of 1934, as amended, are available free of charge on our investor relations website as soon as reasonably practicable after we electronically file such material with, or furnish it to, the SEC.

We webcast our earnings calls and certain events we participate in or host with members of the investment community on our investor relations website. Additionally, we provide notifications of news or announcements regarding our financial performance, including SEC filings, investor events, press and earnings releases, as part of our investor relations website. We intend to use our investor relations website as a means of disclosing material non-public information and for complying with our disclosure obligations under Regulation FD. The contents of these websites are not intended to be incorporated by reference into this report or in any other report or document we file.

Item 1A. Risk Factors

Risk Factor Summary

Our business is subject to numerous risks and uncertainties, including those highlighted in Part I, Item 1A titled "Risk Factors." These risks include, but are not limited to, the following:

Factors Related to Our Business and Results of Operations

- our business model of sales of licenses and delivery of cloud services;
- fluctuations in our operating results from period to period;
- our organic and inorganic growth and the effectiveness of our controls, systems and procedures as we grow;
- the effectiveness of actions taken to restructure our business in alignment with our strategic priorities;
- our history of losses and the prospect of profitability;
- costly and continuous infrastructure investments required by our cloud services;
- our ability to attract and retain leadership and key personnel, particularly within our industry; and
- expansion and integration related to past and future acquisitions.

Factors Related to the Economy and the Markets in which We Operate

- economic and political conditions and uncertainty, both domestically and internationally, including those specific to industries in which our customers participate;
- intense competition from large and small providers and vendors in the markets in which we operate;
- market acceptance of our new and existing offerings and product enhancements;
- the impact of the COVID-19 pandemic on our business; and
- governmental export and import controls related to operation in international markets.

Factors Related to Customers and Sales

- current and future customer demand, use case expansion and satisfaction;
- our reliance on customer purchases, renewals, upgrades and expansions of term licenses, agreements for cloud services and maintenance and support agreements;
- our evolving pricing models and their impacts on our customers' purchases, renewals, upgrades and expansions;
- the length of time, expense and unpredictability associated with our sales;
- our international sales and operations;
- dependency on and challenges related to sales to federal, state, local and foreign governments; and
- customer dissatisfaction, data loss or corruption arising from incorrect or improper implementation or use of our products.

Factors Related to IT, Privacy and Data Security

- actual or perceived security breaches or incidents or unauthorized access to our customers' data, our data or our cloud services;
- interruptions or performance problems associated with our technology and infrastructure, and reliance on SaaS technologies from third parties;
- actual or perceived errors, failures or bugs in our offerings, including when new offerings, versions or updates are released; and
- legal requirements, contractual obligations and industry standards related to security, data protection and privacy.

Factors Related to Intellectual Property and Other Proprietary Rights

- our ability to protect our trade secrets, trademarks, copyrights, patents, know-how, confidential information, proprietary methods and technologies and other intellectual property and proprietary rights;

- intellectual property rights claims by third parties that may be costly to defend, require us to pay significant damages or limit our ability to use certain technologies;
- maintenance, protection and enhancement of our brand; and
- our use of "open source" software and related potential burdens, restrictions and litigation.

Factors Related to Reliance on Third Parties

- our reliance on third-party providers of cloud infrastructure services to deliver our offerings to users on our platform;
- our ability to maintain successful relationships with our partners, such as distributors and resellers, to license, provide professional services and support our offerings;
- our use of our community website, expansion of our developer network and support from third-party software developers; and
- third-party advice and information that may not be accurate that is provided to others utilizing our community website and our products.

Factors Related to Our Capital Resources and Tax

- our debt servicing obligations;
- our current and future indebtedness may limit our operating flexibility;
- the impact of transactions relating to the Notes on the trading price of our common stock;
- the conditional conversion feature of the Notes;
- counterparty risk related to the Capped Calls;
- our ability to obtain capital on acceptable terms to support our growth;
- our ability to use our net operating losses and tax credits to offset future taxes;
- liability related to past or future sales and use, value added, withholding or similar taxes;
- tax liabilities related to federal, state, local and foreign taxes; and
- the volatility of our common stock.

General Factors

- the impact of natural disasters, climate change and other events beyond our control on our business;
- changes in accounting pronouncements and other financial and nonfinancial reporting standards;
- the strain on resources and diversion of management attention caused by the requirements of being a public company and related complexities; and
- anti-takeover provisions in our charter, bylaws and afforded to us under Delaware law that may have the effect of delaying or preventing a change of control or changes in our management.

Risk Factors

Our operations and financial results are subject to various risks and uncertainties including those described below. The risks and uncertainties described below are not the only ones we face. Additional risks and uncertainties that we are unaware of, or that we currently believe are not material, also may become important factors that affect us. If any of the following risks or others not specified below materialize, our business, financial condition and results of operations could be materially adversely affected. In that case, the trading price of our common stock could decline.

Factors Related to Our Business and Results of Operations

Our business model may not be successful and may not accomplish our business and financial objectives, which could negatively impact our operating results.

Historically we generated a majority of our revenues from sales of licenses, whereby we generally recognize the license fee portion of the arrangement upfront, assuming all revenue recognition criteria are satisfied. As customers have increasingly adopted our cloud services offerings, the proportion of revenue from our delivery of cloud services has grown. This shift in our revenue mix has impacted, and it will continue to impact, our revenue and operating margins as a higher percentage of our sales is now recognized ratably. Whether and the degree to which cloud services become our predominant delivery model depends on customer choice. As a result, the pace of the shift may fluctuate and the mix of cloud services and license revenue may continue to vary from quarter to quarter. Because the shift to cloud involves a greater capital commitment, the pace of the shift to cloud may be impacted by factors outside of our control such as uncertainty in the economy and slowdown in technology spending or an otherwise cautious spending environment. Therefore, our ability to predict our revenue and margins in any particular period has been, and may continue to be, limited. Whether our business model of delivering our portfolio of offerings as a mix of cloud services offerings and license offerings will prove successful and will accomplish our business and financial objectives is subject to numerous uncertainties, including but not limited to: fluctuations or changes in customer demand, renewal and expansion rates, our ability to further develop and scale infrastructure, tax and accounting implications, pricing, and our costs. In addition, the metrics we use to measure the success of our business model, and evaluate and describe our business, will continue to evolve as our business model evolves as significant trends emerge. If we do not successfully execute our business model, our business and future operating results could be adversely affected.

Our operating results may fluctuate significantly and our past operating results may not be a good indication of future performance.

Our revenues, operating margins, cash flows and other operating results have varied, and could in the future vary, significantly from period to period as a result of various factors, many of which are outside of our control. Comparing our revenues and operating results on a period-to-period basis may not be meaningful, and our past results should not be relied upon as an indication of our future performance. For example, we generally recognize license revenues upfront and recognize revenues associated with our cloud services offerings ratably over the term of the agreement. At the beginning of each period, we cannot predict the ratio of orders with revenues that will be recognized upfront and those with revenues that will be recognized ratably that we will enter into during the quarter, due to the fact that our customers have the ability to choose between a term license and cloud subscription agreement. Our customers may choose shorter duration term licenses ahead of migrating to cloud subscriptions and may choose shorter duration cloud subscriptions when transitioning from on-premises to cloud services. Furthermore, toward the end of the second quarter, and continuing through the end of fiscal 2023, we saw changes in customer buying patterns due to the uncertain macroeconomic environment, including a slower pace of expansions and migrations to cloud services. In the fourth quarter of fiscal 2023, we also saw enhanced deal scrutiny. The size of our licenses and orders varies greatly and can result in fluctuations in our revenues and operating results. A portion of revenue recognized in any given quarter is a result of ratably recognized agreements entered into during previous quarters, including agreements for our cloud services offerings and maintenance and support agreements. Consequently, a decline in business from such ratably recognized agreements in any quarter may not be reflected in our revenue results for that quarter. Any such decline, however, will negatively affect our revenues in future quarters. Accordingly, the effect of downturns in sales and market acceptance of our offerings may not be fully reflected in our results of operations until future periods.

We may not be able to accurately predict our future revenues or results of operations. For example, although our cloud services delivery model generates recurring revenue and cash flows that are expected to be more predictable over time, we may not be able to accurately forecast our revenue, cash flows and other financial results due to a number of variables, including revenue mix, our customers' rate of adoption of our cloud services model as compared to term licenses, contract durations, the extent and impact of the overall economic environment on our business, seasonality and the timing of revenue recognition and cash collections. We base our current and future expense levels on our operating plans and sales forecasts, and our operating costs are expected to be relatively fixed in the short-term. As a result, we may not be able to reduce our costs sufficiently to compensate for an unexpected shortfall in revenues, and even a small shortfall in revenues could disproportionately and adversely affect our financial results for that quarter.

In addition to other risk factors described elsewhere in this "Risk Factors" section, factors that may cause our financial results to fluctuate from quarter to quarter include:

- our revenue mix, which may impact our revenue, deferred revenue, remaining performance obligations and operating margins;

- the timing of our sales during the quarter, particularly because a large portion of our sales occur toward the end of the quarter;

- the loss or delay of large transactions;

- changes in the mix of our revenues from sales of licenses to the delivery of cloud services as well as the duration;

- the mix of revenues attributable to larger transactions as opposed to smaller transactions and the impact that a few large transactions or a change in mix may have on our overall financial results as well as the overall average selling price of our offerings;

- the renewal and usage rates of our customers;

- changes in the competitive dynamics of our market;

- changes in customers' budgets and in the timing of their purchasing decisions and in the length of sales cycles;

- changes in our pricing models and practices or those of our competitors;

- the amount and timing of costs, including any adverse effects associated with, our recent reduction in workforce;

- customers delaying purchasing decisions in anticipation of new offerings or software enhancements by us or our competitors or for other reasons;

- customer acceptance of and willingness to pay for new versions of our offerings or new solutions for specific product and end markets;

- our ability to successfully introduce and monetize new offerings and licensing and service models for our new offerings;

- network outages or actual or perceived security breaches or incidents;

- the availability and performance of our cloud services offerings;

- our ability to control costs, including our operating expenses;

- changes in laws and regulations that impact our business;

- general economic and political conditions and uncertainty, both domestically and internationally, as well as economic and political conditions and uncertainty specifically affecting industries in which our customers participate, including the current uncertain macroeconomic environment, impacts of the COVID-19 pandemic and geopolitical tensions, including the war in Ukraine, which can adversely affect our customers' ability or willingness to renew, upgrade, or expand their agreements, or delay prospective customers' purchasing decisions, or reduce the value or duration of new contracts;

- changes to our management and key personnel as we scale and evolve business priorities;

- the rate of expansion, retention and productivity of our sales force;

- the amount and timing of costs associated with recruiting, training, and integrating new employees and retaining and motivating existing employees;

- the amount and timing of our stock-based compensation expenses;

- changes in accounting standards, particularly those related to revenue recognition and sales commissions;

- use of estimates, judgments and assumptions under current accounting standards;

- the timing of satisfying revenue recognition criteria;

- our ability to qualify and successfully compete for government contracts; and

- the collectability of receivables from customers and resellers, which may be hindered or delayed.

Many of these factors are outside our control, and the variability and unpredictability of such factors could result in our failing to meet or exceed our financial expectations for a given period. We believe that quarter-to-quarter comparisons of our revenues, operating results and cash flows may not necessarily be indicative of our future performance.

If we fail to effectively manage our growth, our business and operating results could be adversely affected.

We have experienced and expect to continue to experience growth in our headcount and operations, which has placed and will continue to place demands on our management and our operational and financial systems and infrastructure. As of January 31, 2023, approximately 25% of our workforce had been employed by us for less than one year. As we continue to grow, we must effectively integrate, develop and motivate new employees, while maintaining the effectiveness of our business execution and the beneficial aspects of our corporate culture and values, the challenges of which may be exacerbated due to remote working conditions. In particular, we intend to continue to make direct investments to expand our research and development, sales and marketing, and general and administrative organizations, as well as our international operations. In addition, while we endeavor to grow profitably, investments we make in the growth of our business are generally for the long-term, and may increase our expenses and adversely impact our profitability in the near term.

To effectively manage growth, we must continue to improve our operational, financial and management controls, and our reporting systems and procedures by, among other things:

- improving our key business applications, processes and IT infrastructure to support our business needs and appropriately documenting such systems and processes;

- enhancing information and communication systems to ensure that our employees and offices around the world are well-coordinated and can effectively communicate with each other and our growing base of customers and partners; and

- enhancing our internal controls to ensure timely and accurate reporting of all of our operations and financial results.

These systems enhancements and improvements will require significant capital expenditures and allocation of valuable management and employee resources. If we fail to implement these improvements effectively, our ability to manage our expected growth, ensure uninterrupted operation of key business systems and comply with the rules and regulations that are applicable to public reporting companies will be impaired. Additionally, if we do not effectively manage the growth of our business and operations, the quality of our offerings could suffer, which could negatively affect our brand, financial results and overall business.

Actions that we are taking to restructure our business in alignment with our strategic priorities may not be as effective as anticipated.

On February 1, 2023, we announced a plan of reorganization (the "Plan") involving approximately 4 percent of our global workforce, mostly in North America. While the Plan and other proactive organizational and strategic changes that include optimizing the company's processes, cost structure and how the company operates globally were designed to ensure the company continues to balance growth with profitability, we may encounter challenges in the execution of these efforts that could prevent us from recognizing the intended benefits of such efforts or otherwise adversely affect our business, results of operations and financial condition.

As a result of the Plan, we have incurred and may continue to incur additional costs in the near term, including cash expenditures related to severance payments, certain retention payments (for roles being moved to lower cost regions), employee benefits and employee transition costs, as well as non-cash charges for share-based compensation expense. The Plan may result in other unintended consequences, including employee attrition beyond our intended reduction in force, damage to our corporate culture and decreased employee morale among our remaining employees, diversion of management attention, adverse effects to our reputation as an employer (which could make it more difficult for us to hire new employees in the future), loss of institutional knowledge and expertise of departing employees, and potential failure or delays to meet operational and growth targets due to the loss of qualified employees. If we experience any of these adverse consequences, the Plan and other strategic initiatives may not achieve or sustain their intended benefits, or the benefits, even if achieved, may not be adequate to meet our long-term profitability and operational expectations, which could adversely affect our business, results of operations and financial condition.

We have a history of losses, and we may not be profitable in the future.

We have incurred net losses in each year since our inception. As a result, we had an accumulated deficit of $3.79 billion at January 31, 2023. Because our products and offerings, as well as the market for these products and offerings, continue to evolve, it is difficult for us to predict our future operating results. We expect our operating expenses to increase over the next several years as we hire additional personnel, expand and improve the effectiveness of our distribution channels, improve the performance and scalability of our technology architecture, and continue to develop features and functionality for our offerings. In addition, as a public company, we have incurred and will continue to incur significant legal, accounting and other operating expenses. If our revenues do not increase to offset these increases in our operating expenses, we may not be profitable in future periods. Our historical revenue growth has been inconsistent and should not be considered indicative of our future performance. Further, in future periods, our revenue growth could slow, or our revenues could decline for a number of reasons, including slowing demand for our offerings, increasing competition, a decrease in the growth of our overall market, changes in our mix of revenues, or our failure, for any reason, to continue to capitalize on growth opportunities. Any failure by us to achieve, sustain or increase profitability on a consistent basis could cause the value of our common stock to decline.

Our cloud services require costly and continual infrastructure investments, and if our cloud services are not successful, our business could be adversely affected.

A cloud-based model of software deployment is one in which a software provider typically licenses an application to customers for use as a service on demand through web browser technologies. Delivering software under a cloud-based model results in higher costs and expenses when compared to sales of licenses for similar functionality. In recent years, companies have begun to expect that key software, such as customer relationship management and enterprise resource planning systems, be provided through a cloud-based model. Many of our offerings are now made available in the cloud as well as on-premises. Customers can sign up for our cloud services offerings and avoid the need to provision, deploy and manage internal infrastructure. In order to deliver our cloud services offerings via a largely cloud-based deployment, we have made and will continue to incur substantial costs to implement and maintain this alternative business model. In addition, as we look to deliver new or different cloud services, we are making significant technology investments to deliver new capabilities and advance our software to deliver cloud-native customer experiences. We expect that over time the percentage of our revenue attributable to our cloud services offerings will continue to increase. If our cloud services do not garner widespread market adoption, or there is a reduction in demand for cloud services caused by a lack of customer acceptance, technological challenges, weakening economic or political conditions, security or privacy concerns, inability to properly manage such services, competing technologies and products, decreases in corporate spending or otherwise, our financial results, business model and competitive position could suffer. If these investments do not yield the expected return, or we are unable to decrease the cost of delivering our cloud services, our gross margins, overall financial results, business model and competitive position could suffer. As customers have increasingly adopted our cloud services offerings, this also impacts the way we recognize revenues, which may affect our operating results and could have an adverse effect on our business operations and financial results.

Even with these investments and costs, some customers may desire on-premises deployment of our offerings. Our cloud services offerings may not be adopted among customers, due to potential concerns regarding, among other things, changes to pricing models, service availability, scalability, ability to use customer-developed apps, information security of a cloud service and hosted data, and access to data while offline or once a subscription has expired. Market acceptance of our cloud services offerings can be affected by a variety of factors, including but not limited to: security, reliability, performance, terms of service, support terms, customer preference, community engagement, customer concerns with entrusting a third-party to store and manage their data, public concerns regarding data privacy or data protection, and the enactment of restrictive laws or regulations in the affected jurisdictions. If we or other providers of cloud services experience security incidents or breaches, loss of customer data, disruptions in delivery of services, network outages, disruptions in availability of the internet, unauthorized access or other problems, the market for cloud services as a whole may be negatively affected. Moreover, sales of cloud services could displace sales of licenses. Alternatively, subscriptions to cloud services that exceed our expectations may unexpectedly increase our costs, lower our margins, lower our profits or increase our losses and otherwise negatively affect our projected financial results.

If we are unable to attract and retain leadership and key personnel, our business could be adversely affected.

We depend on the continued contributions of our leadership, senior management and other key personnel, the loss of whom could adversely affect our business. In the past year, our management team has undergone significant change. Changes in our executive management team or key personnel could disrupt our business, and could impact our ability to preserve our culture, which could negatively affect our ability to recruit and retain personnel. Changes to our executive management team or key personnel increase our dependency on other team members who remain with us. If we lose the services of any member of the executive management team or any key personnel, we may not be able to locate a suitable or qualified replacement, and we may incur additional expenses to recruit and train a replacement, which could severely disrupt our business and growth and could be particularly disruptive in light of the recent leadership transitions. There is intense competition for executive management and it may take an extended period of time to find a candidate that meets our requirements if any of our executives depart unexpectedly. We do not maintain a key-person life insurance policy on any of our officers or other employees.

Our future success also depends on our ability to identify, attract and retain highly skilled technical, managerial, finance and other personnel, particularly in our sales and marketing, research and development, general and administrative, and professional service departments. We have faced, and may continue to face, higher employee turnover rates. Further, inflationary pressures, or stress over economic, geopolitical, or pandemic-related events such as those the global market is currently experiencing, may result in employee attrition. We face intense competition for qualified individuals from numerous software and other technology companies. We may incur significant costs to attract and retain these qualified individuals, and we may lose new employees to our competitors or other technology companies before we realize the benefit of our investment in recruiting and training them. As we move into new geographies, we will need to attract and recruit skilled personnel in those areas. Further, our current and future office environments or flexible work policies may not meet the expectations of our employees or prospective employees. If we are unable to retain and motivate our existing employees and attract qualified employees who are capable of meeting our growing technical, operational and managerial requirements, which may be exacerbated by the Plan and any similar future actions, we may be unable to manage our business effectively, which could adversely affect our business, results of operations and financial condition.

We continue to be substantially dependent on our sales force to effectively execute our sales strategies to obtain new customers and to drive additional use cases and adoption among our existing customers. We believe that there is significant competition for sales personnel with the skills and technical knowledge that we require. Our ability to achieve significant revenue growth will depend, in large part, on our success in recruiting, training and retaining sufficient numbers of sales personnel to support our growth. We have experienced, and may continue to experience, high attrition rates among our sales force. As our sales strategies continue to evolve and offerings expand, additional training for new hires and our existing team may be required for our sales force to successfully execute on those strategies. We periodically adjust our sales organization and our compensation programs as part of our efforts to optimize our sales operations to grow revenue and drive incremental growth. For example, at the beginning of the fourth quarter of fiscal 2023, we realigned the parts of our sales teams that are focused on security and observability product areas in favor of a single seller model. If we have not structured our sales organization or compensation for our sales personnel in a way that properly supports our company's objectives, or if we fail to make changes in a timely fashion or do not effectively manage changes, our revenue growth could be adversely affected. If we are unable to hire, train and retain effective sales personnel, or the sales personnel are not successful in obtaining new customers or increasing sales to our existing customer base, our business will be adversely affected. Our sales and marketing expenses represent a significant percentage of our total expenses, and our business, results of operations, and financial condition may suffer if our sales and marketing expenditures do not contribute to increasing revenue as we anticipate.

In addition, we rely upon compensation packages to help attract, motivate and retain our employees, executive officers and directors, and to align the interests of our employees, executive officers and directors with our stockholders, and any failure to design and implement a compensation program that achieves these objectives, may adversely affect our ability to recruit and retain our employees, executive officers and directors.

Volatility or lack of performance in our stock price may also affect our ability to attract and retain our key employees. In addition, many of our senior management personnel and other key employees have become, or will soon become, vested in a substantial amount of stock or restricted stock units. Employees may be more likely to leave us if their restricted stock units have declined in value relative to the value at the time they were granted, or conversely, if the shares they own or the shares underlying their vested restricted stock units have significantly appreciated in value relative to the original purchase prices of the shares. If we are unable to retain our employees, or if we need to increase our compensation expenses to retain our employees, our business, results of operations, financial condition and cash flows would be adversely affected.

We have in the past made and may in the future make acquisitions, strategic investments, divestitures and other transactions that could require significant management attention, disrupt our business, fail to achieve our strategic objectives, dilute stockholder value or negatively impact our results of operations.

We have in the past acquired or invested in, and we continue to seek to acquire or invest in businesses, technologies, or other assets that we believe could complement or expand our business. The identification, evaluation, and negotiation of potential acquisition or strategic investment transactions may divert the attention of management and entail various expenses, whether or not such transactions are ultimately completed. In addition, the consummation and integration of technologies or businesses involves significant risks, including the following:

- an acquisition may negatively affect our financial results because it may require us to incur charges or assume substantial debt or other liabilities, may cause adverse tax consequences or unfavorable accounting treatment;

- we may be exposed to claims and disputes by third parties, including intellectual property claims, disputes and counter claims;

- we may incur potential goodwill impairment charges related to acquisitions;

- we may incur costs and experience potential difficulties associated with the requirement to test and assimilate the internal control processes of the acquired business;

- we may encounter difficulties or unforeseen expenditures in integrating the business, technologies, infrastructure, products, personnel or operations of any company that we acquire, particularly if we are unable to attract and retain key personnel;

- we may not realize the expected benefits of the acquisition, or may not generate sufficient financial return to offset additional costs and expenses related to the acquisition;

- an acquisition may disrupt our ongoing business, divert resources, increase our expenses and distract our management;

- an acquisition may result in a delay or reduction of customer purchases for both us and the company acquired due to customer uncertainty about continuity and effectiveness of service from either company;

- relationships with existing customers, vendors and distributors as business partners may be impacted as a result of us acquiring another company or business that competes with or otherwise is incompatible with those existing relationships;

- our due diligence of an acquired company or business may not identify significant problems or liabilities, or we may underestimate the costs and effects of identified liabilities;

- we may be exposed to litigation or other claims in connection with, or inheritance of claims or litigation risk as a result of, an acquisition, including but not limited to claims from former employees, customers or other third parties, which may differ from or be more significant than the risks our business faces;

- we may encounter difficulties in, or may be unable to, successfully sell any acquired products;

- an acquisition may involve the entry into geographic or business markets in which we have little or no prior experience or where competitors have stronger market positions;

- an acquisition may require us to comply with additional laws and regulations, or to engage in substantial remediation efforts to cause the acquired company to comply with applicable laws or regulations, or result in liabilities resulting from the acquired company's failure to comply with applicable laws or regulations;

- our use of cash to pay for an acquisition would limit other potential uses for our cash;

- if we incur debt to fund such acquisition, such debt may subject us to material restrictions on our ability to conduct our business as well as financial maintenance covenants; and

- to the extent that we issue a significant amount of equity securities in connection with future acquisitions, existing stockholders may be diluted and earnings per share may decrease.

The occurrence of any of these risks could have a material adverse effect on our business operations and financial results.

Factors Related to the Economy and the Markets in which We Operate

Economic uncertainties or downturns could materially adversely affect our business.

Our business is subject to fluctuations in the worldwide economy, including financial and credit market fluctuations, changes in economic policy, increased inflation and responsive actions, including rising interest rates, labor shortages, supply chain disruptions, trade uncertainty, changes in tariffs, sanctions, international treaties, other trade restrictions, natural disasters, outbreaks of pandemic diseases such as COVID-19, political unrest and social strife, acts of terrorism, armed conflicts, such as the war in Ukraine, geopolitical tensions in Taiwan and other global conflicts, instability in the banking sector or other impacts from the macroeconomic environment. The U.S. and worldwide economy is undergoing a period of volatility and uncertainty, which has impacted our business, markets, customers and industry. These macroeconomic conditions have caused and could continue to cause a decrease in corporate spending on enterprise software in general and negatively affect the rate of growth of our business. For example, increased inflation in recent months, the residual effects of the collapse of Silicon Valley Bank, or SVB, and other financial institutions in March 2023, and related instability in the global financial markets, may cause difficulties for our customers, resulting in reduced spending by them on our offerings. Continued or prolonged worldwide economic uncertainties or downturns could adversely affect our business operations or financial results.

Volatile or uncertain economic conditions could make it extremely difficult for our customers and us to forecast and plan future business activities accurately, and they could cause our customers to reevaluate their decision to purchase our offerings, which could delay and lengthen our sales cycles or result in cancellations of planned purchases. Furthermore, during challenging economic times our customers may face issues in gaining timely access to sufficient credit, which could result in an impairment of their ability to make timely payments to us. If that were to occur, we may be required to increase our allowance for doubtful accounts, which would adversely affect our financial results.

We have a significant number of customers in the business services, energy, financial services, healthcare and pharmaceuticals, manufacturing, media and entertainment, online services, retail, technology, telecommunications and travel and transportation industries, each of which is impacted to different degrees by different economic conditions. For example, supply chain disruptions due to the war in Ukraine (and resulting legal or regulatory developments), and any indirect effects, may further complicate any existing supply chain constraints. A substantial downturn in any of these industries may cause firms to react to worsening conditions by reducing their capital expenditures in general or by specifically reducing their spending on information technology. Customers in these industries may delay or cancel information technology projects or seek to lower their costs by renegotiating vendor contracts. Toward the end of the second quarter, and continuing through the end of fiscal 2023, we saw changes in customer buying patterns due to the uncertain macroeconomic environment, including a slower pace of expansions and migrations to cloud services. In the fourth quarter of fiscal 2023, we also saw enhanced deal scrutiny. To the extent purchases of our offerings are perceived by customers and potential customers to be discretionary, our revenues may be disproportionately affected by delays or reductions in general information technology spending. Also, customers may choose to develop in-house software as an alternative to using our offerings. Moreover, competitors may respond to market conditions by lowering prices and attempting to lure away our customers. In addition, the increased pace of consolidation in certain industries may result in reduced overall spending on our offerings.

We cannot predict the timing, strength or duration of any economic slowdown, instability or recovery, generally or within any particular industry or geography. If the economic conditions of the general economy or industries in which we operate worsen from present levels, our business operations and financial results could be adversely affected.

We face intense competition in our markets, and we may be unable to compete effectively against our current and future competitors.

Although our offerings target the new and emerging market for cloud and software services that deliver real-time business insights from data, we compete against a variety of large cloud service providers ("CSPs") and software vendors, as well as smaller specialized companies, open source projects and custom development efforts, which provide solutions in the specific markets we address. Our principal competitors include:

- Cloud monitoring and APM/Observability vendors;

- Monitoring, troubleshooting, security and analytics services offered (embedded or add-ons) by major public CSPs;

- Legacy security, systems management and other IT vendors; and

- IT departments that undertake custom software development efforts to analyze and manage their operations data across their public and private cloud landscapes.

The principal competitive factors in our markets include features, performance and support, scalability and flexibility, ease of deployment and use, total cost of ownership and time to value. Some of our current and potential competitors have advantages over us, such as longer operating histories, significantly greater financial, technical, marketing or other resources, stronger brand and business user recognition, larger intellectual property portfolios, broader global distribution networks and presence and more developed networks of partners and skilled users. Further, competitors may be able to offer products or functionality similar to ours at a more attractive price than we can, such as by integrating or bundling their software products with their other product offerings. In addition, our industry is evolving rapidly and is becoming increasingly competitive. Larger and more established companies may focus on delivering real-time business insights from data and could directly compete with us. For example, companies may commercialize open source software in a manner that competes with our offerings or causes potential customers to believe that such products and our offerings perform the same function. If companies move a greater proportion of their data and computational needs to the cloud, new competitors may emerge that offer services comparable to ours or that are better suited for cloud-based data, and the demand for our offerings may decrease. Smaller companies could also launch new products and services that we do not offer and that could gain market acceptance quickly.

In recent years, there have been significant acquisitions and consolidation by and among our competitors. We anticipate this trend of consolidation will continue, which will present heightened competitive challenges to our business. In particular, consolidation in our industry increases the likelihood of our competitors offering bundled or integrated products, and we believe that it may increase the competitive pressures we face with respect to our offerings. If we are unable to differentiate our offerings from the integrated or bundled products of our competitors, such as by offering enhanced functionality, performance or value, we may see decreased demand for those offerings, which would adversely affect our business operations, financial results and growth prospects. Further, it is possible that continued industry consolidation may impact customers' perceptions of the viability of smaller or even medium-sized software firms and consequently their willingness to use software solutions from such firms. Similarly, if customers seek to concentrate their software license purchases in the product portfolios of a few large providers, we may be at a competitive disadvantage regardless of the performance and features of our offerings. We believe that in order to remain competitive at the large enterprise level, we will need to develop and expand relationships with CSPs, global system integrators and managed service providers that provide a broad range of products and services. If we are unable to anticipate competitive challenges or compete effectively, our business operations and financial results could be materially and adversely affected.

If our new and existing offerings and product enhancements do not achieve sufficient market acceptance, our financial results and competitive position will suffer.

Our business substantially depends on, and we expect our business to continue to substantially depend on, sales of licenses, maintenance and services related to Splunk Enterprise and sales of subscriptions related to our cloud-based offerings. As such, the market acceptance of these offerings is critical to our continued success. Demand for these offerings is affected by a number of factors beyond our control, including continued market acceptance of these products by referenceable accounts for existing and new use cases, the timing of development and release of new products by our competitors, technological change, and growth or contraction in our market and the economy in general. If we are unable to continue to meet customer demands or to achieve more widespread market acceptance of these platform products, our business operations, financial results and growth prospects will be materially and adversely affected.

We spend substantial amounts of time and money to research and develop or acquire new offerings and enhanced versions of our existing offerings to incorporate additional features, improve functionality or other enhancements in order to meet our customers' rapidly evolving demands. In addition, we continue to invest in solutions that can be deployed on top of our platform to target specific use cases and to cultivate our community of application developers and users. When we develop a new or enhanced version of an existing offering, we typically incur expenses and expend resources upfront to market, promote and sell the new offering. Therefore, when we develop or acquire new or enhanced offerings, their introduction must achieve high levels of market acceptance in order to justify the amount of our investment in developing and bringing them to market. If our recent product expansions and offerings do not garner widespread market adoption and implementation, our financial results and competitive position could suffer.

Further, we may make changes to our offerings that our customers do not like, find useful or agree with. We may also discontinue certain features, begin to charge for certain features that are currently free or increase fees for any of our features or usage of our offerings.

Our new and existing offerings or product enhancements and changes to our existing offerings could fail to attain sufficient market acceptance for many reasons, including:

- our failure to predict market demand accurately in terms of product functionality and to supply offerings that meet this demand in a timely fashion;

- real or perceived defects, errors or failures;

- negative publicity about their performance or effectiveness;

- delays in releasing to the market our new offerings or enhancements to our existing offerings to the market;

- release of cloud-based offerings that do not, or are perceived to not, fully meet customers' security and compliance needs;

- introduction or anticipated introduction of competing products by our competitors;

- inability to scale and perform to meet customer demands;

- poor business conditions for our end-customers, causing them to delay IT purchases; and

- reluctance of customers to purchase products incorporating open source software.

If our new or existing offerings or enhancements and changes do not achieve adequate acceptance in the market, our competitive position will be impaired, and our revenue, business and financial results will be negatively impacted. The adverse effect on our financial results may be particularly acute because of the significant research, development, marketing, sales and other expenses we will have incurred in connection with the new offerings or enhancements.

The extent to which the ongoing COVID-19 pandemic will continue to impact our business, results of operations and cash flows will depend on future developments, which are highly uncertain and difficult to predict.

Even after the impacts of the COVID-19 pandemic have subsided, we may experience material and adverse impacts to our business as a result of the virus's global economic impact, including the worldwide supply chain disruption, availability of credit, bankruptcies or insolvencies of customers, and recession or economic downturn. In addition, inflation has impacted and may continue to impact consumer spending and the economy as a whole. The nature and extent of the long-term impact of the ongoing COVID-19 pandemic on our customers and our customers' response to the ongoing COVID-19 pandemic is difficult to assess or predict, and we may be unable to accurately forecast our revenues or financial results or other performance metrics, especially given that the long term impact of the pandemic remains uncertain. Our actual results could be materially above or below our forecasts, which could disappoint analysts and investors and/or cause our stock price to decline.

It is not possible at this time to estimate the long-term impact that the COVID-19 pandemic could have on our business, as the impact will depend on future developments, which remain highly uncertain and still cannot be predicted. Furthermore, due to our shift to a cloud services delivery model, the effect of the COVID-19 pandemic may not be fully reflected in our results of operations until future periods.

We are subject to governmental export and import controls that could impair our ability to compete in international markets or subject us to liability if we violate the controls.

Our offerings are subject to United States export controls, and we incorporate encryption technology into certain of our offerings. These encryption offerings and the underlying technology may be exported outside of the United States only with the required export authorizations, including by license.

Furthermore, our activities are subject to the U.S. economic sanctions laws and regulations that prohibit the shipment of certain products and services without the required export authorizations or export to countries, governments, and persons targeted by U.S. sanctions. While we take precautions to prevent our offerings from being exported in violation of these laws, including obtaining authorizations for our encryption offerings where appropriate, implementing IP address blocking and screenings against U.S. Government and international lists of restricted and prohibited persons, we cannot guarantee that the precautions we take will prevent violations of export control and sanctions laws. For example, downloads of our free software may have in the past been made in potential violation of the export control and economic sanctions laws.

We also note that if our partners fail to obtain appropriate import, export or re-export licenses or permits, we may also be adversely affected, through reputational harm as well as other negative consequences including government investigations and penalties. We presently incorporate export control compliance requirements in our partner and customer agreements. Complying with export control and sanctions regulations for a particular sale may be time-consuming and may result in the delay or loss of sales opportunities.

Violations of U.S. sanctions or export control laws can result in fines or penalties, including civil penalties of up to $300,000 or twice the value of the transaction, whichever is greater, per violation. In the event of criminal knowing and willful violations of these laws, fines of up to $1 million per violation and possible incarceration for responsible employees and managers could be imposed.

From time to time, as part of our acquisition activity, we have discovered a limited number of instances where certain activity raised concerns about potential violations of U.S. sanctions or export control laws. For example, we previously discovered that the SaaS platform or product of an acquired company was accessed (or attempted to be accessed) from IP addresses potentially located in embargoed countries. As a result, we have submitted and may, in the future, submit voluntary disclosures with the U.S. Treasury Department's Office of Foreign Assets Control ("OFAC") to alert the agency to these types of potential violations. If we (including the companies we acquire) are found to be in violation of U.S. economic sanctions or export control laws, it could result in fines and penalties. We may also be adversely affected through other penalties, reputational harm, loss of access to certain markets or otherwise.

While we have extensive procedures in place, we recently determined that one of our development partners in India may have accessed certain of our encryption source code and technology without meeting relevant export control requirements. We filed an Initial Voluntary Disclosure in December 2022 with the U.S. Commerce Department's Bureau of Industry and Security ("BIS") and we are currently preparing the Final Voluntary Disclosure for submission to BIS.

Also, various countries, in addition to the United States, regulate the import and export of certain encryption and other technology, including import and export permitting and licensing requirements, and have enacted laws that could limit our ability to distribute our offerings or could limit our customers' ability to implement our offerings in those countries. Changes in our offerings or future changes in export and import regulations may create delays in the introduction of our offerings in international markets, prevent our customers with international operations from deploying our offerings globally or, in some cases, prevent the export or import of our offerings to certain countries, governments, or persons altogether. Any change in export or import regulations, economic sanctions or related legislation, including as a result of geopolitical developments following the war in Ukraine, or change in the countries, governments, persons or technologies targeted by such regulations, could result in decreased use of our offerings by, or in our decreased ability to export or sell our offerings to, existing or potential customers with international operations. Any decreased use of our offerings or limitation on our ability to export or sell our offerings would likely adversely affect our business operations and financial results.

Factors Related to Customers and Sales

If customers do not expand their use of our offerings beyond the current predominant use cases, our ability to grow our business and operating results may be adversely affected.

Most of our customers currently use our offerings to support application management, IT operations, security and compliance functions. Our ability to grow our business depends in part on our ability to help enable current and future customers to increase their use of our offerings for their existing use cases and expand their use of our offerings to additional use cases. If we fail to achieve market acceptance of our offerings for these applications, if we fail to predict demand for product functionality or respond to such demand in a timely fashion, if our customers are not satisfied with our offerings, or if a competitor establishes a more widely adopted solution for these applications, our ability to grow our business and financial results will be adversely affected.

Our business and growth depend substantially on customers entering into, renewing, upgrading and expanding their term licenses, agreements for cloud services and maintenance and support agreements with us. Any decline in our customer renewals, upgrades or expansions could adversely affect our future operating results.

We typically enter into agreements for our license offerings, cloud services, and maintenance and support services, which customers have discretion to renew or terminate at the end of the initial term. In order for us to improve our operating results, it is important that new customers enter into renewable agreements, and our existing customers renew, upgrade and expand their agreements when the initial contract term expires. Our customers have no obligation to renew, upgrade or expand their agreements with us after the terms have expired. Our customers' renewal, upgrade and expansion rates may decline or fluctuate as a result of a number of factors, including their satisfaction or dissatisfaction with our offerings, our pricing, the effects of general economic conditions, competitive offerings or alterations or reductions in our customers' spending levels. Toward the end of the second quarter, and continuing through the end of fiscal 2023, we saw changes in customer buying patterns due to the uncertain macroeconomic environment, including a slower pace of expansions and migrations to cloud services. In the fourth quarter of fiscal 2023, we also saw enhanced deal scrutiny. If our customers do not renew, upgrade or expand their agreements with us or renew on terms less favorable to us, our revenues may decline.

We employ multiple and evolving pricing models, which subject us to various pricing and licensing challenges that could make it difficult for us to derive value from our customers and may adversely affect our operating results.

We employ multiple and evolving pricing models for our offerings. For example, we generally charge our customers for their use of Splunk Enterprise based on either the estimated daily data indexing capacity or compute power consumed to support our customers' workload. We are seeing an increasing share of our business being based on workload pricing. In addition, Splunk Cloud Platform is generally priced based on either the volume of data indexed per day including a fixed amount of data storage, or purchased infrastructure, data storage and bandwidth our customers require to support the underlying workload, while Splunk SOAR and Splunk On-Call are priced by the number of seats, or events used for the products and suites are subscribed based on the number of hosts. Depending on the mix of licenses and cloud subscriptions, our revenues or deferred revenues could be adversely affected. Our pricing models may ultimately result in a higher total cost to our customers generally as data volumes or compute usage increase over time, or may cause our customers to limit or decrease usage in order to stay within the limits of their existing licenses or cloud subscriptions, or lower their costs, making it more difficult for us to compete in our markets or negatively impacting our financial results. As the amount of data and analytic needs within our customers' organizations grow, we face downward pressure from our customers regarding our pricing, which could adversely affect our revenues and operating margins. In addition, our pricing models may allow competitors with different pricing models to attract customers unfamiliar or uncomfortable with our pricing models, which would cause us to lose business or modify our pricing models, both of which could adversely affect our revenues and operating margins. We have introduced and expect to continue to introduce variations to our pricing models, including but not limited to, predictive pricing programs, workload-based pricing, entity-based pricing, "rapid adoption" packages and other pricing programs that provide broader usage and cost predictability as well as tiered pricing based on deployment models, data source types, compute and storage units and customer environments. Any change in pricing models bears inherent risks as it may provide customers a choice to go for the lower-cost option, therefore putting renewal and customer lifetime value at risk. Although we believe that these pricing models and variations to these models will drive net new customers and increase customer adoption, it is possible that they will not and may potentially cause customers to decline to purchase or renew licenses or cloud subscriptions, or confuse customers and reduce their lifetime value, which could negatively impact our revenue, business and financial results.

Furthermore, while our offerings can measure and limit customer usage for the most part, we removed metered license enforcement via our software under certain circumstances, and in other circumstances, such limitations may be improperly circumvented or otherwise bypassed by users. For those offerings where we are not fully able to track usage, customers may be consuming over their licensed capacity, which may reduce our revenue opportunities. Similarly, we provide our customers with an encrypted license key for enabling their use of our offerings. There is no guarantee that users of our offerings will abide by the terms of these license limitations or encrypted license keys, and if they do not, we may not be able to capture the full value for the use of our offerings. For example, our enterprise license is generally meant for our customers' internal use only. If our internal use customers improperly make our offerings available to their customers or other third parties, for example, through a cloud or managed service offering not authorized by us, it may displace our end user sales. Additionally, if an internal use customer that has received a volume discount from us improperly makes available our offerings to its end customers, we may experience price erosion and be unable to capture the appropriate value from those end customers.

Our sales cycle is long and unpredictable, particularly with respect to large customers, and our sales efforts require considerable time and expense.

Our operating results may fluctuate, in part, because of the resource intensive nature of our sales efforts, the length and variability of the sales cycle of our offerings and the short-term difficulty in adjusting our operating expenses. Our operating results depend in part on sales to large customers. The length of our sales cycle, from initial evaluation to delivery of and payment for the software license, varies substantially from customer to customer. This variation is due to numerous factors, including in the expansion of our offerings and new pricing models, as well as the potential for different buying centers for the same offering. In addition, Splunk Cloud Platform has generated interest from our customers who are also considering purchasing and deploying Splunk Enterprise on-premises. In some cases, our customers may wish to consider a combination of these offerings, potentially further slowing our sales cycle. Our sales cycle can extend to more than a year for certain customers, particularly large customers. It is difficult to predict exactly when, or even if, an existing customer will convert from a term license to cloud services, we will make a sale with a potential customer, or a user of a trial version of one of our offerings will upgrade to the paid version of that offering. As a result, large individual sales have, in some cases, occurred in quarters subsequent to those we anticipated, or have not occurred at all. For example, toward the end of the second quarter, and continuing through the end of fiscal 2023, we saw changes in customer buying patterns due to the uncertain macroeconomic environment, including a slower pace of expansions and migrations to cloud services. In the fourth quarter of fiscal 2023, we also saw enhanced deal scrutiny. The loss or delay of one or more large transactions in a quarter could impact our operating results for that quarter and any future quarters for which revenues from that transaction are lost or delayed. As a result of these factors, it is difficult for us to forecast our revenues accurately in any quarter. Because a substantial portion of our expenses are relatively fixed in the short-term (subject to rising fixed costs in the longer term as discussed above), our operating results will suffer if revenues fall below our expectations in a particular quarter.

Our international sales and operations subject us to additional risks and challenges that can adversely affect our business operations and financial results.

During fiscal 2023, we derived approximately 33% of our total revenues from customers outside the United States, and we are continuing to expand our international operations as part of our growth strategy. This strategy requires us to recruit and retain qualified technical and managerial employees, manage multiple remote locations performing complex software development projects and ensure intellectual property protection outside of the U.S. We expect to continue to hire employees outside of the United States to reach new customers and gain access to additional technical talent. We currently have sales personnel and sales and support operations in the United States and certain countries around the world. To the extent that we experience difficulties in recruiting, training, managing, or retaining non-U.S. staff, and specifically sales management and sales personnel staff, we may experience difficulties in sales productivity in, or market penetration of, non-U.S. markets. Additionally, our sales organization outside the United States is substantially smaller than our sales organization in the United States, and we rely heavily on our indirect sales channel for non-U.S. sales. Our ability to convince customers to expand their use of our offerings or renew their agreements with us is directly correlated to our direct engagement with the customer. To the extent we are unable to engage with non-U.S. customers effectively with our limited sales force, professional services and support capacity or our indirect sales model, we may be unable to grow sales to new or existing customers to the same degree we have experienced in the United States.

Our international operations subject us to a variety of risks and challenges, including:

- difficulties in managing and staffing international operations and the increased management, travel, infrastructure and legal compliance costs associated with having multiple international operations;

- reliance on partners, which may have different incentives or may sell competing products, as well as different approaches with respect to compliance with laws and regulations, business practices and other day-to-day activities;

- longer payment cycles and difficulties in collecting accounts receivable or satisfying revenue recognition criteria, especially in emerging markets;

- increased financial accounting and reporting burdens and complexities;

- general economic conditions in each country or region;

- political uncertainty and international conflicts around the world;

- compliance with multiple and changing foreign laws and regulations, including those governing employment, tax, privacy and data protection, data transfer, data security, data residency, and industry-specific matters, and the risks and costs of non-compliance with such laws and regulations;

- compliance with laws and regulations for foreign operations, including the United States Foreign Corrupt Practices Act, the United Kingdom Bribery Act, import and export control laws, tariffs, trade barriers, economic sanctions and other regulatory or contractual limitations on our ability to sell our offerings in certain foreign markets, and the risks and costs of non-compliance, including as a result of any changes in trade relations, sanctioned parties or other restrictions;

- heightened risks of unfair or corrupt business practices in certain geographies and of improper or fraudulent sales arrangements that may impact financial results and result in restatements of financial statements and irregularities in financial statements;

- fluctuations in currency exchange rates and the related effect on our financial results;

- difficulties in repatriating or transferring funds from, or converting currencies in, certain countries;

- the need for localized software and licensing programs;

- reduced protection for intellectual property rights in some countries and practical difficulties of enforcing intellectual property and contract rights abroad; and

- natural disasters, diseases and pandemics, such as COVID-19, that may disproportionately affect areas in which we do business.

Geopolitical events may impact our operations and financial results. For example, the impact of the United Kingdom exiting the European Union (the "EU") (often referred to as "Brexit") on EU-UK political, trade, economic and diplomatic relations continues to be uncertain and such impact may not be fully realized for several years or more. Continued uncertainty and friction may result in regulatory, operational, and cost challenges to our United Kingdom and international operations.

Any of these risks could adversely affect our international operations, reduce our international revenues or increase our operating costs, adversely affecting our business operations, financial results and growth prospects.

In addition, compliance with laws and regulations applicable to our international operations increases our cost of doing business in foreign jurisdictions. We may be unable to keep current with changes in foreign government requirements and laws as they change from time to time. Failure to comply with these regulations could have adverse effects on our business. In many foreign countries, it is common for others to engage in business practices that are prohibited by our internal policies and procedures or United States regulations applicable to us. In addition, although we have implemented policies and procedures designed to ensure compliance with these laws and policies, there can be no assurance that all of our employees, contractors, partners and agents will comply with these laws and policies. Violations of laws or key control policies by our employees, contractors, partners or agents could result in delays in revenue recognition, financial reporting misstatements, fines, penalties, or the prohibition of the importation or exportation of our offerings and could have a material adverse effect on our business operations and financial results.

Our sales to public sector customers are subject to a number of additional challenges and risks.

We derive a portion of our revenues from contracts with U.S. federal, state and local and foreign governments, and we believe that the success and growth of our business will continue to depend on our successful procurement of government contracts. For our sales to these public sector customers, we must comply with laws and regulations relating to the formation, administration and performance of contracts, which affect how our partners and how we do business with governmental agencies. These laws and regulations provide public sector customers rights, many of which are not typically found in commercial contracts. Such rights may include price protection, the accuracy of information provided to the government, compliance with procurement integrity and government ethics, compliance with specified product certifications, product restrictions, pre-conditions for access to controlled or classified information, compliance with supply chain requirements, labor regulations, supplier diversity policies, and other terms that are particular to public sector customers. These laws and regulations may impose added costs on our business, and failure to comply with these or other applicable regulations and requirements, including non-compliance in the past, could lead to bid protests, contract cure actions, contract actions grounded in fraud, claims for damages or other relief, penalties, termination of contracts, loss of exclusive rights in our intellectual property, substantial audit or re-procurement costs and temporary suspension or permanent debarment from government contracting. Any such damages, penalties, disruptions or limitations in our ability to do business with the public sector could have a material adverse effect on our business operations and financial results.

In October 2019, Splunk Cloud Platform received authorization under the U.S. Federal Risk and Authorization Management Program ("FedRAMP") that allows U.S. federal government agencies and contractors to have greater integration with our platform if and when they transition to cloud-based computing. Splunk achieved accreditation against the Protected Level under the Australian Information Security Registered Assessors Program (IRAP) in June 2021. In September 2021, the U.S. Defense Information Systems Agency (DISA) granted Splunk Cloud Platform U.S. Department of Defense (DoD) Impact Level 5 (IL5), which allows U.S. government agencies to use our platform for high sensitivity Controlled Unclassified Information (CUI). Maintaining FedRAMP, IRAP, IL5, and other such restricted cloud environments places an increased compliance burden upon us, which may increase our internal costs to provide services to government agencies. If we cannot adequately comply with these compliance requirements and the complexities of maintaining multiple programs, our growth could be adversely impacted, and we could incur significant liability and our reputation and business could be harmed.

Factors that could impede our ability to maintain or increase the amount of revenues derived from government contracts, include:

- changes in fiscal or contracting policies;

- decreases in available government funding;

- ability to adapt to public sector budgetary cycles and funding authorizations, with funding reductions or delays having an adverse impact on public sector demand for our products;

- changes in government procurement programs or applicable requirements;

- changes in government sanctions programs and related policies;

- changes in underlying regulatory requirements that vary across the geographies in which we operate, which could increase costs and compliance risks, including, but not limited to, the Biden Administration's Executive Order 14028, "Improving the Nation's Cybersecurity," and the Cyber Incident Reporting for Critical Infrastructure Act of 2022;

- compliance with agency software security and maturity model requirements promulgated in response to the US Office of Management and Budget memos M-21-31 and M-22-18;

- changes in government regulations around the world related to, among other things, national defense, cybersecurity, supply chain security, and critical infrastructure designations;

- noncompliance with laws, contract provisions or government procurement or other applicable regulations, or the perception that any such noncompliance has occurred or is likely;

- changes in the political environment and budgeting, including before or after a change of leadership within the government administration, and any resulting uncertainty or changes in policy or priorities and resultant funding;

- ability to obtain or maintain the organizational and personnel clearances required to perform on classified contracts for government customers, or to obtain or maintain security clearances for our employees;

- changes to government certification requirements or approved product lists;

- ability to achieve or maintain one or more government certifications, including, but not limited to, the U.S. DoD Cybersecurity Maturity Model and the U.K. Ministry of Defence Cyber Essentials Plus certifications, the US FedRAMP High authorization, the StateRAMP authorization, the Japanese Government's Information System Security Management and Assessment Program, and our existing FedRAMP Moderate, IL5 and IRAP authorizations;

- ability to maintain products on key government acquisition contracts;

- an extended government shutdown or other potential delays or changes in the government appropriations or other funding authorization processes including as a result of events such as war, incidents of terrorism, natural disasters, and public health concerns or epidemics, such as the ongoing COVID-19 pandemic;

- changes in the duration of, and product expansion and offerings in, our contracts and subcontracts with government and prime contractor customers;

- delays in the payment of our invoices by government or prime contractor payment offices; and

- bid protests by competitors

The occurrence of any of the foregoing could cause governments and governmental agencies to delay or refrain from purchasing licenses of our offerings in the future or otherwise have an adverse effect on our business operations and financial results. To the extent that we become more reliant on contracts with government entities, including foreign government entities, in the future, our exposure to such risks and challenges could increase, which in turn could adversely impact our business.

Incorrect or improper implementation or use of our software could result in customer dissatisfaction, customer data loss or corruption and negatively affect our business, operations, financial results and growth prospects.

Our software is deployed in a wide variety of technology environments. Increasingly, our software has been deployed in large scale, complex technology environments, and we believe our future success will depend on our ability to increase sales of licenses for use in such deployments. We often must assist our customers in achieving successful implementations for large, complex deployments. If we or our customers are unable to implement our software successfully, including related to technologies that we have obtained through acquisitions, are unable to do so in a timely manner or if an improper implementation or change in system configuration results in errors or loss of data, customer perceptions of our company may be impaired, our reputation and brand may suffer, and customers may choose not to increase their use of our offerings. In addition, our software imposes server load and index storage requirements for implementation. If our customers do not have the server load capacity or the storage capacity required, they may not be able to effectively implement and use our software and, therefore, may not choose to increase their use of our offerings.

Our customers and third-party partners may need training in the proper use of and the variety of benefits that can be derived from our software to maximize its potential. If our software is not implemented or used correctly or as intended, inadequate performance, errors, data loss or corruption may result. Because our customers rely on our software and maintenance and support services to manage a wide range of operations, the incorrect or improper implementation or use of our software, our failure to train customers on how to efficiently and effectively use our software, or our failure to provide maintenance services to our customers, may result in negative publicity or legal claims against us. Also, as we continue to expand our customer base, any failure by us to properly provide these services will likely result in lost opportunities for follow-on sales of our offerings.

Factors Related to IT, Privacy and Data Security

If we or our third-party service providers experience a security breach or incident, including supply chain attacks, or unauthorized parties otherwise obtain access to our customers' data, our data, or our cloud services, our offerings may be perceived as not being secure, our reputation may be harmed, demand for our offerings may be reduced, and we may incur significant liabilities.

Our offerings involve the storage and transmission of data, and security breaches and incidents could result in unauthorized access to, or the loss, destruction, misuse, disclosure, modification, corruption, or unavailability of, this information, litigation, indemnity obligations, fines, penalties and other liability. In addition, vulnerabilities in our offerings, including any systems, software, equipment, networking configurations or other aspects of their environments or deployments, may make them vulnerable to security breaches or attacks if their offerings operating controls fail or their source code is accessed or exploited. We may become the target of cyber-attacks by third parties seeking unauthorized access to our data or our customers' data or to disrupt our ability to provide services. There is also a danger of industrial espionage, misuse, fraud, theft of information or assets (including source code), or damage to assets by people who have gained access (authorized or unauthorized) to our facilities, systems or information. Because there are many different techniques used to obtain unauthorized access to systems and data, and such techniques continue to evolve, we may be unable to anticipate attempted security breaches and incidents and proactively implement adequate preventative measures. Additionally, with many of our employees continuing to work remotely, we face an increased risk of attempted security breaches and incidents. While we have taken steps to protect the confidential information that we have access to, including confidential information we may obtain through our customer support services or customer usage of our cloud services offerings, our security measures or those of our third-party service providers could be breached or otherwise fail to prevent unauthorized access to or disclosure, modification, misuse, loss or destruction of such information. Computer malware, ransomware, cyber viruses, social engineering (phishing, smishing and vishing attacks), denial of service or other attacks, employee theft or misuse and increasingly sophisticated network attacks have become more prevalent in our industry, particularly against cloud services. The frequency and sophistication of these malicious attacks has increased, and it appears that cyber crimes and cyber criminal networks, some of which may be state-supported, have been provided substantial resources and may target U.S. enterprises or our customers and their use of our products. Furthermore, the risk of state-supported and geopolitical-related cyber attacks may increase in connection with ongoing global geopolitical tensions, such as the war in Ukraine and any related political or economic responses and counter-responses. In the past, we have had to take corrective action against cyber attackers to protect our cloud environment. In addition, we do not directly control content that customers store in our offerings. If customers use our offerings for the transmission or storage of personal information or other sensitive types of information and our security measures are, or are believed to have been breached or otherwise to have failed as a result of third-party action, employee error, malfeasance or otherwise, our reputation could be damaged, our business may suffer, and we could incur significant liability.

We also process, store and transmit our own data as part of our business and operations. This data may include personal, confidential or proprietary information. We make use of third-party technology and systems for a variety of reasons, including, without limitation, encryption and authentication technology, employee email, communication with and content delivery to customers and prospects, back-office support, credit card processing, human resources services, customer relationship management, enterprise risk planning and other functions. Although we have developed systems and processes that are designed to protect our business and proprietary information and prevent data loss and other security breaches and incidents, and to reduce the impact of a security breach or incident at a third-party vendor, such measures cannot provide absolute security. We may expend significant resources, adapt our business activities and practices, or modify our operations or information technology in an effort to protect against security incidents and to mitigate, detect, and remediate vulnerabilities. There can be no assurance that any security measures that we or our third-party service providers, including CSPs, have implemented will be effective against current or future security threats, and we cannot guarantee that our software, systems and networks or those of our third-party service providers, including CSPs, have not been breached or otherwise compromised, or that they do not contain vulnerabilities or compromised trusted code that could be exploited and result in a breach of or disruption to our software, systems and networks or the software, systems and networks of third parties that support us and our services. Our ability to mitigate these risks may also be impacted by the acquisition of new companies, requiring us to incorporate and secure different or more complex IT environments. While we maintain measures designed to protect the integrity, confidentiality and security of our data and other data we maintain or otherwise process, and enable the secure development of our software, our security measures or those of our third-party service providers could fail and result in a compromise of our applications or unauthorized access to or disclosure, modification, misuse, loss, corruption, unavailability, or destruction of such data.

Any security breach or other security incident impacting us or any of our third-party service providers, or the perception that one has occurred, could result in a loss of customer confidence in the security of our offerings and damage to our brand, reputation, and market position, loss of sales and customers, result in unauthorized access to or disclosure, modification, misuse, loss, corruption, unavailability, or destruction of our data or our customers' data, reduce the demand for and negatively impact market acceptance of our offerings, disrupt normal business operations, require us to spend material resources to investigate or correct the breach and to prevent future security breaches and incidents, expose us to legal claims and liabilities, including litigation, regulatory investigations and enforcement actions, and indemnity obligations, and adversely affect our revenues and operating results. These risks may increase as we continue to grow the number and scale of our cloud services offerings, and process, store, and transmit increasing amounts of data. Additionally, we may need to expend significant financial and development resources to analyze, correct, eliminate, or work around errors or defects or to eliminate or otherwise address vulnerabilities, and we and our third-party service providers may face difficulties or delays in identifying or otherwise responding to any potential security breach or incident and otherwise providing services.

Third parties may also conduct attacks designed to deny customers access to our cloud services offerings. A significant disruption in access to, or ability to use, our cloud services offerings could damage our reputation with current and potential customers, expose us to claims and liability, cause us to lose customers, negatively impact market acceptance of our cloud services offerings or other offerings, or otherwise negatively affect our business.

The attack against SolarWinds, in which hackers inserted malware into a SolarWinds software update, highlights the growing risk from the infection of trusted third-party software while it is under assembly, known as a supply chain attack. In addition to software supply chain attacks, third-party vulnerabilities may impact our security posture. We have a threat and vulnerability management program to identify, track, remediate and help mitigate vulnerabilities in our IT environments. Nevertheless, the attack on on-premise Microsoft Exchange services and the Log4j vulnerability, which could be exploited to allow unauthorized actors to execute code remotely, highlight the risk that third-party products and open-source software we use may contain vulnerabilities that can be exploited by adversaries.

Further, if a high profile security breach, incident, or disruption occurs with respect to another cloud-based platform or service provider, our customers and potential customers may lose trust in cloud-based offerings generally, which could adversely impact our ability to retain existing customers or attract new ones, potentially causing a negative impact on our business.

We cannot be certain that our insurance coverage will be adequate for data security liabilities incurred and, will cover any indemnification claims against us relating to any incident, that insurance will continue to be available to us on economically reasonable terms, or at all, or that any insurer will not deny coverage as to any future claim. The successful assertion of one or more large claims against us that exceed available insurance coverage, or the occurrence of changes in our insurance policies, including premium increases or the imposition of large deductible or co-insurance requirements, could have a material adverse effect on our business, including our financial condition, operating results, and reputation.

Interruptions or performance problems associated with our technology and infrastructure, and our reliance on Software-as-a-Service ("SaaS") technologies from third parties, may adversely affect our business operations and financial results.

Our continued growth depends in part on the ability of our existing and potential customers to use and access our cloud services offerings or our website in order to download our software or encrypted access keys for our software within an acceptable amount of time. In addition, we rely heavily on hosted SaaS technologies from third parties in order to operate critical functions of our business, including our cloud services offerings, enterprise resource planning services and customer relationship management services. We have experienced and may in the future experience real or perceived website and cloud service disruptions, storage failures, outages and other performance problems due to a variety of factors, including infrastructure changes, human or software errors, capacity constraints due to an overwhelming number of users accessing our website and services simultaneously, and real or perceived security risks, including unauthorized access to our systems or networks, software vulnerability exploits or cyber security, denial of service or ransomware attacks. In some instances, we may not be able to identify the cause or causes of these website or service performance problems or provide an effective remediation or patch within an acceptable period of time. It may become increasingly difficult to maintain and improve our website and service performance, especially during peak usage times and as our offerings become more complex and our user traffic increases or where security exploits may have no available patches or mitigations ("zero day" exploits). If our website or cloud services offerings are compromised or unavailable or if our users are unable to download our software or encrypted access keys within a reasonable amount of time or at all, we could suffer damage to our reputation with current and potential customers, be exposed to legal liability, and lose customers, all of which could negatively affect our business. We expect to continue to make significant investments to maintain and improve website and service performance and to enable rapid releases of new features and apps for our offerings. To the extent that we do not effectively address capacity constraints, upgrade our systems as needed and continually develop and secure our software, technology and network architecture to accommodate actual and anticipated changes in technology and evolving security threats, our business and operating results may be adversely affected.

Real or perceived errors, failures or bugs in our offerings could adversely affect our financial results and growth prospects.

Because our offerings are complex, undetected errors, failures or bugs may occur, especially when new offerings, versions or updates are released, including related to technologies that we have obtained through acquisitions. Our software is often installed and used in large-scale computing environments with different operating systems, system management software, and equipment and networking configurations, which may cause errors or failures of our software or other aspects of the computing environment into which it is deployed. In addition, deployment of our software into complicated, large-scale computing environments may expose undetected errors, failures or bugs in our software. Despite testing by us, errors, failures or bugs may not be found in our offerings until they are released to our customers. In the past, we have discovered errors, failures and bugs in some of our offerings after their introduction. Real or perceived errors, failures or bugs in our offerings could result in negative publicity, loss of or delay in market acceptance of our offerings, loss of competitive position or claims by customers for losses sustained by them. In such an event, we may be required, or may choose, for customer relations or other reasons, to expend additional resources in order to help correct the problem.

In addition, if an actual or perceived failure of our software occurs in a customer's deployment or in our cloud services, regardless of whether the failure is attributable to our software, the market perception of the effectiveness of our offerings could be adversely affected. Alleviating any of these problems could require significant expenditures of our capital and other resources and could cause interruptions, delays or cessation of our licensing, which could cause us to lose existing or potential customers and could adversely affect our financial results and growth prospects.

We are subject to a number of legal requirements, contractual obligations and industry standards regarding security, data protection, and privacy, and any failure to comply with these requirements, obligations or standards could have an adverse effect on our reputation, business, financial condition and operating results.

Data privacy and security have become significant issues in the United States and in many other countries where we have employees and operations and where we offer licenses or cloud subscriptions to our offerings. The regulatory framework for data privacy and security issues worldwide is rapidly evolving and is likely to remain uncertain for the foreseeable future. These obligations may be interpreted and applied inconsistently from one jurisdiction to another and may conflict with one another, other regulatory requirements, industry standards, or our internal practices. The U.S. federal and various state and foreign government bodies and agencies have adopted or are considering adopting laws and regulations limiting, or laws and regulations regarding the collection, distribution, use, disclosure, storage, and security of certain types of information. For example, on January 1, 2020, the California Consumer Privacy Act ("CCPA") went into effect. The CCPA requires covered companies to provide new disclosures to California consumers, and afford such consumers new abilities to opt-out of certain sales of personal information. Additionally, the California Privacy Rights Act ("CPRA"), which modifies the CCPA, was approved by California voters in the November 3, 2020 election, creating obligations relating to consumer data beginning on January 1, 2022, with enforcement anticipated to commence July 1, 2023. Further, in March 2021, Virginia enacted the Virginia Consumer Data Protection Act ("CDPA"), which became effective on January 1, 2023, and on June 8, 2021, Colorado enacted the Colorado Privacy Act ("CPA"), which takes effect on July 1, 2023. Additionally, in March 2022, Utah enacted the Utah Consumer Privacy Act ("UCPA"), which takes effect on December 31, 2023, and in May 2022, Connecticut enacted the Act Concerning Personal Data Privacy and Online Monitoring ("CPOMA"), which takes effect on December 31, 2023. The CDPA, CPA, UCPA, and CPOMA share similarities with the CCPA, the CPRA, and legislation proposed in other states. The U.S. federal government also is contemplating federal privacy legislation. The effects of recently proposed or enacted legislation potentially are far-reaching and may require us to modify our data processing practices and policies and to incur substantial costs and expenses in an effort to comply.

Internationally, virtually every jurisdiction in which we operate has established its own data security and privacy or data protection legal framework with which we or our customers must comply. Laws and regulations in these jurisdictions apply broadly to the collection, use, storage, disclosure, other processing, and security of data that identifies or may be used to identify or locate an individual. These laws and regulations often are more restrictive than those in the United States and are rapidly evolving. For example, the EU General Data Protection Regulation ("GDPR") became effective on May 25, 2018, and, in addition to imposing stringent obligations relating to data protection and security, authorizes fines up to 4% of global annual revenue for some violations. We relied in part upon the EU-U.S. Privacy Shield Framework developed by the U.S. Department of Commerce and the European Commission and the Swiss-U.S. Privacy Shield Framework developed by the U.S. Department of Commerce and the Swiss Administration to provide U.S. companies with a valid data transfer mechanism under EU and Swiss law to permit them to transfer personal data from the European Economic Area ("EEA") and Switzerland to the United States. On July 16, 2020, the Court of Justice of the European Union ("CJEU") invalidated the EU-U.S. Privacy Shield, concluding it did not provide adequate protection for personal data transferred to the U.S. On September 8, 2020, the Swiss Federal Data Protection and Information Commissioner invalidated the Swiss-US Privacy Shield on similar grounds. In its July 16, 2020 opinion, the CJEU imposed additional obligations on companies when relying on standard contractual clauses approved by the European Commission ("EU SCCs") to transfer personal data. The CJEU decision may result in European data protection regulators applying differing standards for, and requiring ad hoc verification of, transfers of personal data from Europe to the U.S. On June 4, 2021, the European Commission published new EU SCCs that are required to be implemented. The United Kingdom published new standard contractual clauses for use when transferring personal data outside of the United Kingdom ("UK SCCs") that also are required to be implemented. The revised EU SCCs and UK SCCs, recommendations and opinions of regulators, customer demand, and other developments relating to cross-border data transfer, may require us to implement additional contractual, technical and operational safeguards for any personal data transferred out of the EEA, Switzerland, and the United Kingdom, or necessitate the provision of services entirely performed in the EEA, Switzerland, and United Kingdom (as well as other geographies internationally), and shielded from governmental access by the United States. These efforts may increase compliance and related costs, create duplication and inefficiencies in our ability to provide services globally, lead to increased regulatory scrutiny or liability, necessitate additional contractual negotiations, and adversely impact our business, financial condition and operating results. Due to the pace of the regulatory framework's evolution in the U.S. and internationally, we may not be able to make the needed changes in a timely manner or at all, and we may be precluded from pursuing opportunities in jurisdictions where we cannot meet the regulatory requirements. This may adversely impact our financial condition and operating results. On March 25, 2022, the United States and EU announced an "agreement in principle" to replace the EU-U.S. Privacy Shield transfer framework with the Trans-Atlantic Data Privacy Framework. Progress has since been made toward establishment of this as a valid transfer mechanism, with President Biden's issuance of the Executive Order Enhancing Safeguards for United States Signals Intelligence Activity in October 2022. Additionally, on December 13, 2022, the European Commission published a draft adequacy decision on the level of protection of personal data under the framework.

This framework has not yet been established, however, and it remains unclear whether it will be appropriate for us to utilize if it is established.

On February 23, 2022, the European Commission proposed new legislation, the Data Act, which imposes obligations related to access, sharing, portability, and international transfer of non-personal data. The Council of the EU and EU Parliament will debate the draft Data Act, and, if adopted, the earliest date of entry into force is in 2024. We expect to incur additional costs to comply with the requirements of the Data Act as it is finalized for implementation.

The United Kingdom enacted a Data Protection Act in May 2018 that substantially implemented the GDPR, and has implemented legislation referred to as the "UK GDPR" that generally provides for implementation of the GDPR in the United Kingdom and provides for a similar penalty structure. On June 28, 2021, the European Commission announced a decision that the United Kingdom is an "adequate country" to which personal data could be exported from the EEA, but this decision must be renewed and may face challenges in the future, creating uncertainty regarding transfers of personal data to the United Kingdom from the EEA. Additionally, we cannot fully predict how the Data Protection Act, the UK GDPR, and other United Kingdom data protection laws or regulations may develop in the medium to longer term nor the effects of divergent laws and guidance regarding how data transfers to and from the United Kingdom will be regulated in the future. Our EMEA headquarters is in London, causing these areas of uncertainty with respect to United Kingdom data protection law and cross-border personal data transfers to be particularly significant to our operations. Some countries also are considering or have enacted legislation requiring local storage and processing of data, or similar requirements, which could increase the cost and complexity of delivering our services outside of the United States.

Complying with the GDPR, CCPA, CPRA, CDPA, CPA, UCPA, or other laws, regulations, or other obligations relating to privacy, data protection, data localization or security in the U.S. or other regions worldwide, including Australia's Privacy Act, Canada's Personal Information Protection and Electronic Documents Act, and Japan's Act on the Protection of Personal Information, may cause us to incur substantial operational costs or require us to modify our data handling practices and policies, which may compromise our growth strategy, adversely affect our ability to acquire customers, and otherwise adversely affect our business, financial condition and operating results. Further, any actual or alleged non-compliance could result in claims and proceedings against us by governmental entities or others, could result in substantial fines or other liability, and may otherwise adversely impact our business, financial condition and operating results and prevent us from offering certain services where we operate. Some statutory requirements, both in the United States and abroad, such as the Health Insurance Portability and Accountability Act of 1996 and numerous state statutes, include obligations of companies to notify individuals of security breaches involving certain types of personal information, which could result from breaches experienced by us or our service providers. Any actual or perceived security breach or incident could impact our reputation, harm our customer confidence, hurt our sales and expansion into new markets or cause us to lose existing customers, and could expose us to potential liability or require us to expend significant resources on data security and in responding to any such actual or perceived breach or incident.

In addition to government regulation, self-regulatory standards, industry-specific regulation and other industry standards or requirements may legally or contractually apply to us, be argued to apply to us, or we may elect to comply with, or to facilitate our customers' compliance with, such standards, regulations or requirements. Regulators in certain industries, such as financial services, have adopted and may in the future adopt regulations or interpretive positions regarding the use of cloud computing and other outsourced services. For example, some financial services regulators have imposed guidelines for use of cloud computing services that mandate specific controls or require financial services enterprises to obtain regulatory approval prior to outsourcing certain functions. If we are unable to comply with these guidelines or controls, or if our customers are unable to obtain regulatory approval to use our services where required, our business may be harmed. In addition, an inability to satisfy the standards of certain government agencies that our customers may expect may have an adverse impact on our business and results. If in the future we are unable to achieve or maintain industry-specific certifications or other requirements or standards relevant to our customers, it may harm our business and adversely affect our results. Furthermore, because privacy, data protection and data security are critical competitive factors in our industry, we may make statements on our website, in marketing materials, or in other settings about our data processing and data security measures and our compliance with, or our ability to facilitate our customers' compliance with, these standards. We also expect that laws, regulations, industry standards and other obligations relating to privacy, data protection and security will continue to evolve worldwide, and that there will continue to be new, modified, and re-interpreted laws, regulations, standards, and other obligations in these areas. We cannot yet determine the impact such future laws, regulations and standards, or amendments to or re-interpretations of, existing laws and regulations, industry standards, or other obligations may have on our business. New laws, amendments to or re-interpretations of existing laws and regulations, industry standards, and contractual and other obligations, in the U.S. or in multiple jurisdictions, may require us to incur additional costs and restrict our business operations. Because the interpretation and application of laws, standards, contractual obligations and other obligations relating to privacy and data protection are uncertain, these laws, standards, and contractual and other obligations may be interpreted and applied in a manner that is, or is alleged to be, inconsistent with our data management practices, our policies or procedures, or the features of our offerings. If so, in addition to the possibility of fines, lawsuits and other claims, we may find it necessary or appropriate to fundamentally change our business activities and practices, including the establishment of localized data storage or other data processing operations, or modify or cease offering certain offerings either generally or in certain geographic regions, any of which could have an adverse effect on our business. We may be unable to make such changes and modifications in a commercially reasonable manner or at all, and our ability to develop new offerings and features could be limited. Furthermore, the costs of compliance with, and other burdens imposed by, the laws, regulations, and policies that are applicable to the businesses of our customers may limit the use and adoption of, and reduce the overall demand for, our offerings. Compliance with these regulations may also require us to devote greater resources to support certain customers, which may increase costs and lengthen sales cycles. Any inability to adequately address privacy, data protection or security-related concerns, even if unfounded, or to successfully negotiate privacy, data protection or security-related contractual terms with customers, or to comply with applicable laws, regulations, standards, and other actual and alleged obligations relating to privacy, data protection, and security, could result in additional cost and liability to us, damage our reputation, inhibit sales, slow our sales cycles, and adversely affect our business. Privacy and personal security concerns, whether valid or not valid, may inhibit market adoption of our offerings, particularly in certain industries and foreign countries.

Factors Related to Intellectual Property and Other Proprietary Rights

Failure to protect our intellectual property rights could adversely affect our business and our brand.

Our success and ability to compete depends, in part, on our ability to protect our trade secrets, trademarks, copyrights, patents, know-how, confidential information, proprietary methods and technologies and other intellectual property and proprietary rights, so that we can prevent others from using our inventions, proprietary information and property. We generally rely on patent, copyright, trade secret and trademark laws, and confidentiality or license agreements with our employees, consultants, vendors, customers, partners and others, and generally limit access to and distribution of our proprietary information, in order to protect our intellectual property rights and maintain our competitive position. However, we cannot guarantee that the steps we take to protect our intellectual property rights will be effective. For example, with many of our employees continuing to work remotely, we may be unable to prevent theft or misappropriation of our intellectual property by departing employees.

Our issued patents and any patents issued in the future may not provide us with any competitive advantages, and our patent applications may never be granted. Additionally, the process of obtaining patent protection is expensive and time-consuming, and we may not be able to file and prosecute all necessary or desirable patent applications, or we may not be able to do so at a reasonable cost or in a timely manner. Even if issued, there can be no assurance that these patents will adequately protect our intellectual property, as the legal standards relating to the infringement, validity, enforceability and scope of protection of patent and other intellectual property rights are complex and often uncertain. Any patents that are issued, and any of our other intellectual property rights may be challenged by others and invalidated or narrowed through administrative process, litigation, or similar proceedings, allowing other companies to develop offerings that compete with ours, which could adversely affect our competitive business position, business prospects and financial condition. In addition, issuance of a patent does not guarantee that we have a right to practice the patented invention. We cannot be certain that we were the first to use the inventions claimed in our issued patents or pending patent applications or otherwise used in our offerings, that we were the first to file patent applications, or that third parties do not have blocking patents that could be used to prevent us from marketing or practicing our offerings or technology. Effective patent, trademark, copyright and trade secret protection may not be available to us in every country in which our offerings are available. The laws of some foreign countries may not be as protective of intellectual property rights as those in the United States (in particular, some foreign jurisdictions do not permit patent protection for software, and even in the United States, this protection is limited), and mechanisms for enforcement of intellectual property rights may be inadequate. We have filed for patents in the United States and in limited non-U.S. jurisdictions, but such protections may not be available or adequate in all countries in which we operate or in which we seek to enforce our intellectual property rights, or may be difficult to enforce in practice. For example, many foreign countries have compulsory licensing laws under which a patent owner must grant licenses to third parties. In addition, many countries limit the enforceability of patents against certain third parties, including government agencies or government contractors. In these countries, patents may provide limited or no benefit. As we expand our international activities, our exposure to unauthorized copying and use of our products and platform capabilities and proprietary information will likely increase. We are currently unable to measure the full extent of this unauthorized use of our products, platform capabilities, software, and proprietary information. We believe, however, that such unauthorized use is and can be expected to be a persistent problem that negatively impacts our revenue and financial results. Additional uncertainty may result from recent and future changes to intellectual property legislation in the United States and other countries and from interpretations of the intellectual property laws of the United States and other countries by applicable courts and agencies. Further, although we endeavor to enter into non-disclosure agreements with our employees, licensees and others who may have access to confidential and proprietary information, we cannot assure that these agreements or other steps we have taken will prevent unauthorized use, disclosure or reverse engineering of our technology.

Moreover, third parties may independently develop technologies or products that compete with ours, and we may be unable to prevent this competition.

We have been and may continue to be required to spend significant resources to defend, monitor, and protect our intellectual property rights, such as by initiating claims or litigation against third parties for infringement of our proprietary rights or to establish the validity of our proprietary rights. However, we may not prevail in any lawsuits that we initiate, and the damages or other remedies awarded, if any, may not be adequate to compensate us for the harm suffered. Additionally, we may provoke third parties to assert counterclaims against us. Any litigation, whether or not it is resolved in our favor, could result in significant expense to us and divert the efforts of our technical and management personnel, which may adversely affect our business operations or financial results. For any of these reasons, despite our efforts, we may be unable to prevent third parties from infringing upon or misappropriating our intellectual property. If we fail to protect our intellectual property rights adequately, our competitors might gain access to our technology or use of our brand, and our business might be adversely affected.

We have been, and may in the future be, subject to intellectual property rights claims by third parties, which are extremely costly to defend, could require us to pay significant damages and could limit our ability to use certain technologies.

Companies in the software and technology industries, including some of our current and potential competitors, own large numbers of patents, copyrights, trademarks and trade secrets and frequently enter into litigation based on allegations of infringement or other violations of intellectual property rights. In addition, many of these companies have the capability to dedicate substantially greater resources to enforce their intellectual property rights and to defend claims that may be brought against them. The litigation may involve patent holding companies or other adverse patent owners that have no relevant product revenues and against which our patents may therefore provide little or no deterrence. From time-to-time, third parties, including certain of these leading companies and non-practicing entities, have asserted and may assert patent, copyright, trademark or other intellectual property rights against us, our partners, our technology partners or our customers. We have received, and may in the future receive, notices that claim we have misappropriated, misused, or infringed other parties' intellectual property rights, including those obtained through acquisitions of new technologies, and, to the extent we gain greater market visibility, we face a higher risk of being the subject of intellectual property infringement claims, which is not uncommon with respect to the enterprise software market.

There may be third-party intellectual property rights, including issued or pending patents, that cover or claim to cover significant aspects of our technologies or business methods. We may be exposed to increased risk of being the subject of intellectual property infringement claims as a result of acquisitions, as, among other things, we have a lower level of visibility into the development process with respect to such technology or the care taken to safeguard against infringement risks. Any intellectual property claims, with or without merit, could be very time-consuming, could be expensive to settle or litigate and could divert our management's attention and other resources. These claims could also subject us to significant liability for damages, potentially including treble damages or enhanced statutory damages if we are found to have willfully infringed patents or copyrights. These claims could also result in our having to stop using technology found to be in violation of a third-party's rights. We might be required to seek a license for the intellectual property, which may not be available on reasonable terms or at all. Even if a license were available, we could be required to pay significant royalties, which would increase our operating expenses. As a result, we may be required to develop alternative non-infringing technology, which could require significant effort and expense. If we cannot license or develop technology for any infringing aspect of our business, we would be forced to limit or stop sales of our offerings and may be unable to compete effectively. Any of these results would adversely affect our business operations and financial results.

If we are not able to maintain and enhance our brand, our business and operating results may be adversely affected.

We believe that maintaining and enhancing the "Splunk" brand identity is critical to our relationships with current customers and partners and to our ability to attract new customers and partners. The successful promotion of our brand will depend largely upon our marketing efforts, our ability to continue to offer high-quality offerings and our ability to successfully differentiate our offerings from those of our competitors. In addition, independent industry analysts often provide reviews of our offerings, as well as those of our competitors, and perception of our offerings in the marketplace may be significantly influenced by these reviews. If these reviews are negative, or less positive as compared to those of our competitors' products and services, our brand may be adversely affected.

Moreover, it may be difficult to maintain and enhance our brand in connection with sales through partners. We have and will continue to incur a substantial amount of expenditures in connection with our campaigns, and we anticipate that brand promotion expenditures will increase as our market becomes more competitive and as we attempt to grow our business. To the extent that these activities yield increased revenues, these revenues may not offset the increased expenses we incur. If we do not successfully maintain and enhance our brand, our business may not grow, we may have reduced pricing power relative to competitors with stronger brands, and we could lose customers and partners, all of which would adversely affect our business operations and financial results.

Our use of "open source" software could negatively affect our ability to sell our offerings and subject us to possible litigation, and our participation in open source projects may impose unanticipated burdens or restrictions.

We use open source software in our offerings and business, including as incorporated into software we receive from third-party commercial software vendors or technologies obtained through acquisitions, and expect to continue to use open source software in the future. Use of open source software may entail greater risks than use of third-party commercial software. The terms of many open source licenses have not been interpreted by U.S. courts, and there is a risk that such licenses could be construed in a manner that imposes unanticipated conditions or restrictions on our ability to market or commercialize our products. We may face claims from others alleging breach of license requirements or infringement of intellectual property rights in what we believe to be licensed open source software. In addition, under the terms of some open source licenses, under certain conditions, we could be required to release our proprietary source code that was developed using, incorporating or linked with such open source software, or apply open source licenses to our proprietary software, including authorizing further modification and redistribution. These claims or requirements, including any change to the applicable license terms, could also result in litigation, require us to purchase a costly license, require us to devote additional research and development resources to change our offerings, or require us to cease offering the implicated products unless and until we can find alternative tools or re-engineer them to avoid infringement or release of our proprietary source code, any of which would have a negative effect on our business and operating results. Some open source software may include generative artificial intelligence (AI) software or other software that incorporates or relies on generative AI. The use of such software may expose us to risks as the intellectual property ownership and license rights, including copyright, of generative AI software and tools, has not been fully interpreted by U.S. courts or been fully addressed by federal or state regulation. In addition to risks related to license requirements, usage of open source software can lead to greater risks than use of third-party commercial software, as open source licensors generally do not provide updates, warranties, support, indemnities, assurances of title or controls on origin of the software, or other contractual protections regarding infringement claims or the quality of the code. Likewise, some open source projects have known security and other vulnerabilities and architectural instabilities, or are otherwise subject to security attacks due to their wide availability, and are provided on an "as-is" basis. Additionally, we, including companies that we acquired, have intentionally made certain proprietary software available on an open source basis, both by contributing modifications back to existing open source projects, and by making certain internally developed tools available pursuant to open source licenses, and we plan to continue to do so in the future. While we have established procedures, including a review process for any such contributions, which is designed to protect any code that may be competitively sensitive, we cannot guarantee that this process has always been applied consistently by us or by companies that we have acquired, prior to the acquisition. Even when applied, because any software source code we contribute to open source projects is publicly available, our ability to protect our intellectual property rights with respect to such software source code may be limited or lost entirely, and we may be unable to prevent our competitors or others from using such contributed software source code for competitive purposes, or for commercial or other purposes beyond what we intended. Many of these risks associated with usage of open source software could be difficult to eliminate or manage, and could, if not properly addressed, negatively affect the performance of our offerings and our business.

Factors Related to Reliance on Third Parties

We increasingly rely on third-party providers of cloud infrastructure services to deliver our offerings to users on our platform, and any disruption of or interference with our use of these services could adversely affect our business.

Our cloud services offerings are hosted exclusively by our CSPs. We do not have control over the operations or the facilities of CSPs that we use, and any changes in a CSP's service levels, which may be less than 100%, may adversely affect our ability to meet the commitments we make to our customers and their requirements. We currently offer a 100% uptime service level agreement ("SLA") for Splunk Cloud Platform. It may become increasingly difficult to maintain and improve our performance, especially during peak usage times, as the usage of our offerings increases. If any of the services provided by the CSPs fail or become unavailable due to extended outages, interruptions or because they are no longer available on commercially reasonable terms or prices, or if we are unable to deliver 100% uptime under our SLAs, our revenues could be reduced, our reputation could be damaged, we could be exposed to legal liability, expenses could increase, our ability to manage our finances could be interrupted and our processes for managing sales of our offerings and supporting our customers could be impaired until equivalent services, if available, are identified, obtained and implemented, all of which could adversely affect our business, financial results and the usage of our offerings. If we are unable to renew our agreements with our CSPs on commercially reasonable terms, or our agreements are prematurely terminated, or we need to add new CSPs to increase capacity and uptime, we could experience interruptions, downtime, delays, and additional expenses related to transferring to and providing support for these new platforms. Our customers may require that we provide our cloud services offerings through Infrastructure-as-a-Service (IaaS) Platforms that we do not offer, which could adversely affect our ability to attract new customers or maintain current customers, either of which could negatively affect our financial condition.

Any of the above circumstances or events may harm our reputation and brand, reduce the availability or usage of our platform and impair our ability to attract new users, any of which could adversely affect our business, financial condition and results of operations.

If we are unable to maintain successful relationships with our partners, and to help our partners enhance their ability to independently sell and deploy our offerings, our business operations, financial results and growth prospects could be adversely affected.

In addition to our direct sales force, we use partners, such as distributors and resellers, to license, provide professional services and support our offerings. Historically, we have relied on a limited number of such partners for a substantial portion of our total sales, particularly in the Europe, Middle East and Africa ("EMEA") and Asia Pacific ("APAC") regions, and for sales to government agencies. For example, sales through our top two partners represented 39% of our revenue in fiscal 2023. We expect that sales through partners in all regions will continue to be a significant portion of our revenues for the foreseeable future. As changes in our partner strategy are implemented, including potentially emphasizing partner-sourced transactions, results from sales through our partners may be adversely affected.

Our agreements with our partners are generally non-exclusive, meaning our partners may offer customers the products of several different companies, including products that compete with ours. If our partners do not effectively market and sell our offerings, choose to use greater efforts to market and sell their own products or those of our competitors, or fail to meet the needs of our customers, our ability to grow our business and sell our offerings may be adversely affected. Our partners may cease marketing our offerings with limited or no notice and with little or no penalty. The loss of a substantial number of our partners or any of our key partners, our possible inability to replace them, or the failure to recruit additional partners could materially and adversely affect our results of operations and could have an impact on the growth rate of our revenue as we work to obtain new partners or replacement relationships. In addition, sales by partners are more likely than direct sales to involve collectability and compliance concerns, in particular sales by our partners in developing markets, and accordingly, variations in the mix between revenues attributable to sales by partners and revenues attributable to direct sales may result in fluctuations in our operating results.

As customers have increasingly adopted our cloud services offerings, the manner in which we conduct business with and compensate our partners, as well as the business demands placed upon our partners has changed, requiring some of our historically effective partners to adapt their sales and marketing techniques to sell cloud services and term licenses. Such changes may lead to shorter duration contracts, which require more frequent customer contact by, and different business terms with, our partners. In some circumstances, new partners may be more effective in adapting to our business model, particularly when such partners have experience selling cloud services. Therefore, our expectations for our partners, and our rubric for evaluating compatible partners may change, which may adversely impact our results of operations.

Our ability to achieve revenue growth in the future will depend in part on our success in maintaining successful relationships with our partners, and to help our partners enhance their ability to independently sell and deploy our offerings. In order to achieve these objectives, we may be required to adjust our incentives, pricing or discount programs for our partners, which could adversely affect our operating results. If we are unable to maintain our relationships with these partners, or otherwise develop and expand our indirect distribution channel, our business, results of operations, financial condition or cash flows could be adversely affected.

Our future performance depends in part on proper use of our community website, Splunkbase, expansion of our developer network, and support from third-party software developers.

Our offerings enable third-party software developers to build apps on top of our platform. We operate a community website, Splunkbase, for sharing these third-party apps, including add-ons and extensions. While we expect Splunkbase to support our sales and marketing efforts, it also presents certain risks to our business, including:

- third-party developers may not continue developing or supporting the software apps that they share on Splunkbase;

- we cannot guarantee that if and as we change the architecture of our products and services, third-party developers will evolve their existing software apps to be compatible or that they will participate in the creation of new apps utilizing the new architecture;

- as we convert certain on-premises Splunk products to cloud-based services, third-party developers may not convert their apps to work in the cloud environment or may not find our expanded developer network to be palatable for their cloud-based apps;

- we cannot provide any assurance that these apps meet the same quality and security standards that we apply to our own development efforts, and, to the extent they contain bugs, defects or security vulnerabilities, they may create disruptions in our customers' use of our offerings or negatively affect our brand;

- we do not currently provide support for software apps developed by third-party software developers, and users may be left without support and potentially disappointed by their experience of using our offerings if the third-party software developers do not provide appropriate support for these apps;

- these third-party software developers may not possess the appropriate intellectual property rights to develop and share their apps or otherwise may not have assessed legal and compliance risks related to distributing their apps;

- some of these apps are hosted in external sites for a fee and are not controlled or reviewed by us, which may lead to a negative experience by customers that may impact our reputation; and

- some of these developers may use the insight they gain using our offerings and from documentation publicly available on our website to develop competing products.

Many of these risks are not within our control to prevent, and our brand may be damaged if these apps, add-ons or extensions do not perform to our customers' satisfaction and that dissatisfaction is attributed to us.

If poor advice or misinformation is spread through our community website, Splunk Answers, users of our offerings may experience unsatisfactory results from using our offerings, which could adversely affect our reputation and our ability to grow our business.

We host Splunk Answers for sharing knowledge about how to perform certain functions with our offerings. Our users are increasingly turning to Splunk Answers for support in connection with their use of our offerings. We do not review or test the information that non-Splunk employees post on Splunk Answers to ensure its accuracy or efficacy in resolving technical issues. Therefore, we cannot ensure that all the information listed on Splunk Answers is accurate or that it will not adversely affect the performance of our offerings. Furthermore, users who post such information on Splunk Answers may not have adequate rights to the information to share it publicly, and we could be the subject of intellectual property claims based on our hosting of such information. If poor advice or misinformation is spread among users of Splunk Answers, our customers or other users of our offerings may experience unsatisfactory results from using our offerings, which could adversely affect our reputation and our ability to grow our business.

FORM 10-K

Factors Related to Our Capital Resources and Tax

Servicing our debt, including the Notes, requires a significant amount of cash, and we may not have sufficient cash flow from our business to pay our substantial debt.

Our ability to make scheduled payments of the principal of, to pay interest on or to refinance our indebtedness, including the $776.7 million aggregate principal amount of the 2023 Notes, the $862.5 million aggregate principal amount of the 2025 Notes, the $1.0 billion aggregate principal amount of the 2026 Notes, and the $1.27 billion aggregate principal amount of the 2027 Notes that we issued in September 2018, July 2021 and June 2020 depends on our future performance, which is subject to economic, financial, competitive and other factors beyond our control. Our business may not continue to generate cash flow from operations in the future sufficient to service our debt, including the Notes, and make necessary capital expenditures. If we are unable to generate such cash flow, we may be required to adopt one or more alternatives, such as selling assets, restructuring debt or issuing additional equity, equity-linked or debt instruments on terms that may be onerous or highly dilutive. Our ability to refinance our indebtedness will depend on the capital markets and our financial condition at such time. If we are unable to engage in any of these activities or engage in these activities on desirable terms, we may be unable to comply with our debt obligations, including the Notes, which would materially and adversely impact our business, financial condition and operating results.

Our current and future indebtedness, including the Notes, may limit our operating flexibility or otherwise affect our business.

Our existing and future indebtedness, including the Notes, could have important consequences to our stockholders and significant effects on our business. For example, it could:

- make it more difficult for us to satisfy or refinance our debt obligations, including the Notes;

- require us to raise additional capital to refinance the Notes as they mature;

- increase our vulnerability to general adverse economic and industry conditions;

- require us to dedicate a substantial portion of our cash flow from operations to payments on our indebtedness, thereby reducing the availability of our cash flow to fund working capital and other general corporate purposes;

- limit our flexibility in planning for, or reacting to, changes in our business and the industry in which we operate;

- restrict us from exploiting business opportunities;

- place us at a competitive disadvantage compared to our competitors that have less indebtedness; and

- limit our availability to borrow additional funds for working capital, capital expenditures, acquisitions, debt service requirements, execution of our business strategy or other general purposes.

Any of the foregoing could have a material adverse effect on our business, results of operations or financial condition.

Transactions relating to the Notes may affect the trading price of our common stock.

The conversion of some or all of the Notes will dilute the ownership interests of our stockholders. Upon conversion of the Notes, we have the option to pay or deliver, as the case may be, cash, shares of our common stock, or a combination of cash and shares of our common stock; provided, in the case of the 2026 Notes, a holder of an SL Note (as defined in the indenture governing the 2026 Notes) has the right to determine the settlement method for any SL Note converted in connection with our delivery of a redemption notice. If we elect or, in the case of a conversion of the 2026 Notes in connection with a Redemption Notice, are required, to settle our conversion obligation in shares of our common stock or a combination of cash and shares of our common stock, any sales in the public market of our common stock issuable upon such conversion could adversely affect prevailing market prices of our common stock. Holders of the Notes may also hedge their positions in the Notes by entering into short positions with respect to the underlying common stock. In addition, any anticipated conversion of the Notes into shares of our common stock could depress the price of our common stock.

Additionally, in connection with establishing their initial hedges of the Capped Calls, the counterparties to the Capped Calls entered into various derivative transactions with respect to our common stock and/or purchased shares of our common stock concurrently with or shortly after the pricing of the applicable series of Notes. From time to time, the counterparties to the Capped Calls may modify their hedge positions by entering into or unwinding various derivatives with respect to our common stock and/or purchasing or selling our common stock or other securities in secondary market transactions prior to the maturity of the applicable series of Notes (and are likely to do so following any conversion, repurchase, or redemption of such Notes, to the extent we exercise the relevant election under the applicable Capped Call). This activity could also cause a decrease and/or increased volatility in the market price of our common stock.

The conditional conversion feature of the 2023 Notes, the 2025 Notes, or the 2027 Notes, if triggered, may adversely affect our financial condition and operating results.

In the event the conditional conversion feature of the 2023 Notes, the 2025 Notes, or the 2027 Notes is triggered, holders of such Notes will be entitled under the applicable indenture governing such Notes to convert their Notes at any time during specified periods at their option. There is no conditional conversion feature with respect to the 2026 Notes, and holders of the 2026 Notes may elect to convert at any time. If one or more holders of a series of Notes elect to convert such Notes, unless we elect to satisfy our conversion obligation by delivering solely shares of our common stock, we would be required to settle a portion or all of our conversion obligation through the payment of cash, which could adversely affect our liquidity. In addition, in certain circumstances, such as conversion by holders or redemption, we could be required under applicable accounting rules to reclassify all or a portion of the outstanding principal of the relevant series of Notes as a current rather than long-term liability, which would result in a material reduction of our net working capital. It is our current intent to settle the principal amount of the 2023 Notes with cash upon maturity in September 2023. The 2023 Notes are classified as current debt on our condensed consolidated balance sheets as of January 31, 2023.

We are subject to counterparty risk with respect to the Capped Calls.

In connection with the offerings of the 2023 Notes, the 2025 Notes and the 2027 Notes, we entered into the Capped Calls. The counterparties to the Capped Calls are financial institutions, and we will be subject to the risk that one or more of the counterparties may default, fail to perform or exercise their termination rights under the Capped Calls. Our exposure to the credit risk of the counterparties will not be secured by any collateral. If a counterparty to the Capped Calls becomes subject to insolvency proceedings, we will become an unsecured creditor in those proceedings with a claim equal to our exposure at the time under such transaction. Our exposure will depend on many factors but, generally, our exposure will increase if the market price or the volatility of our common stock increases. In addition, upon a default, failure to perform or a termination of the Capped Calls by a counterparty, we may suffer more dilution than we currently anticipate with respect to our common stock. We can provide no assurances as to the financial stability or viability of the counterparties.

We may require additional capital to support business growth, and this capital might not be available on acceptable terms, if at all.

We intend to continue to make investments to support our business growth and may require additional funds to respond to business challenges, including the need to develop new features or enhance our offerings, improve our operating infrastructure or acquire complementary businesses and technologies. Accordingly, we have engaged in, and may need to engage in the future, in equity, equity-linked or debt financings to secure additional funds. A significant or prolonged disruption of global financial markets could further reduce our ability to access capital, which could negatively affect our ability to secure these additional funds, or such funds may be on terms that are significantly less favorable to us. If we raise additional funds through future issuances of equity or convertible debt securities, our existing stockholders could suffer significant dilution, and any new equity securities we issue could have rights, preferences and privileges superior to those of holders of our common stock. For example, if we elect to settle our conversion obligation under the Notes in shares of our common stock or a combination of cash and shares of our common stock, the issuance of such common stock may dilute the ownership interests of our stockholders and sales in the public market could adversely affect prevailing market prices. It is our current intent to settle the principal amount of the 2023 Notes with cash upon maturity in September 2023. Any debt financing that we may secure in the future could involve restrictive covenants relating to our capital raising activities and other financial and operational matters, which may make it more difficult for us to obtain additional capital and to pursue business opportunities, including potential acquisitions, or otherwise reduce operational flexibility. We may not be able to obtain additional financing on terms favorable to us, if at all. If we are unable to obtain adequate financing or financing on terms satisfactory to us when we require it, our ability to continue to support our business growth and to respond to business challenges could be significantly impaired, and our business may be adversely affected, or we may need to accept less favorable terms, which could increase our cost of capital, reduce our cash balances or otherwise restrict our ability to grow.

Our ability to use our net operating losses and tax credits to offset future taxable income and tax may be subject to certain limitations.

Our unused net operating losses ("NOLs") and tax credits generally carry forward to offset future taxable income and tax. We record an asset for these future tax benefits, with our U.S. federal and state tax benefits subject to a full valuation allowance. Federal, state and foreign taxing bodies often place limitations on NOLs and tax credit carryforward benefits. As a result, we may not be able to utilize the NOL and tax credit assets reflected on our balance sheet, even if we attain profitability. Section 382 of the United States Internal Revenue Code of 1986, as amended (the "Code"), is one such example of a limitation. A corporation that undergoes an ownership change within the meaning of Section 382 of the Code is subject to limitations on its ability to utilize its pre-change NOLs to offset future taxable income. Future changes in our stock ownership, some of which may be outside of our control, could result in an ownership change under Section 382 of the Code. Changes in the law may also impact our ability to use our NOL and tax credit carryforwards. For example, the legislation commonly referred to as the Tax Cuts and Jobs Act of 2017, as modified by the Coronavirus Aid, Relief, and Economic Security Act, limited federal NOL deductions to 80% of taxable income for NOLs incurred in tax years beginning after December 31, 2017. As a result of this limitation, we may face a federal income tax liability even though we have unused NOL carry forwards.

Taxing authorities may successfully assert that we should have collected or in the future should collect sales and use, value added, withholding, or similar taxes, and we could be subject to liability with respect to past or future sales, which could adversely affect our financial results.

We do not collect sales and use, value added, withholding, and similar taxes in all jurisdictions in which we have sales, based on our belief that such taxes are not applicable. Certain jurisdictions in which we do not collect such taxes may successfully assert that such taxes are applicable and that could result in tax assessments, penalties, interest and requirements to collect such taxes in the future. Such tax assessments, penalties, interest or future requirements to charge taxes to our customers may adversely affect our financial results.

We could be subject to additional tax liabilities.

We are subject to federal, state and local taxes in the United States and numerous foreign jurisdictions. Significant judgment is required in evaluating our tax positions and our worldwide provision for taxes as there are many activities and transactions for which the ultimate tax determination is uncertain. The relevant taxing authorities may disagree with our determinations. If such a disagreement were to occur, and our position is not sustained, we could be required to pay additional taxes, interest and penalties, which could result in one-time tax charges, higher effective tax rates, reduced cash flows and lower overall profitability of our operations. Our financial statements reflect our best judgment of needed reserves to cover known contingencies, but there can be no assurances on the final outcome of any tax assessment. Our tax obligations and effective tax rates could also be adversely affected by changes in tax, accounting and other laws, regulations, principles and interpretations. In fact, many countries and organizations such as the Organization for Economic Cooperation and Development have proposed or enacted changes to existing tax laws or issued guidance that could increase our tax liabilities in countries where we do business. For example, beginning in January 2022, the Tax Cuts and Jobs Act of 2017 eliminates the right to deduct research and development expenditures for tax purposes in the period the expenses were incurred and, instead, requires all U.S. and foreign research and development expenditures to be amortized over five and fifteen tax years, respectively. This and other changes to tax laws and regulations, or interpretations thereof, in the United States or other tax jurisdictions in which we do business, could adversely impact our business, financial condition, and results of operation.

Our stock price has been volatile, may continue to be volatile and may decline regardless of our financial performance.

The trading prices of the securities of technology companies have been highly volatile. The market price of our common stock has fluctuated significantly and is likely to continue to fluctuate significantly or experience declines in the future. Your investment in our stock could lose some or all of its value. Some of the factors, many of which are beyond our control, that could significantly affect the market price of our stock include:

- actual or anticipated fluctuations in our financial results;

- variations in our operating results, annual recurring revenue, free cash flow and other financial and operating metrics, and how those results compare to securities analyst expectations;

- the financial projections we provide to the public, any changes in these projections or our failure to meet or exceed these projections;

- our revenue mix, which may impact our revenue, deferred revenue, remaining performance obligations and operating margins;

- variations in, and limitations of, the various financial and other metrics and modeling used by analysts in their research and reports about our business;

- failure of securities analysts to initiate or maintain coverage of our company, changes in financial estimates by any securities analysts who follow our company, or our failure to meet these estimates or the expectations of investors;

- ratings changes by any securities analysts who follow our company;

- actions instituted by activist shareholders or others that could disrupt our ongoing business, divert resources, increase our expenses and distract our management;

- changes in our stockholder base or hedging activity among our stockholders;

- issuances of shares of our common stock, whether in connection with an acquisition or upon conversion of some or all of our outstanding Notes;

- announcements by us or our competitors of significant technical innovations, acquisitions, strategic partnerships, joint ventures or capital commitments;

- changes in operating performance and stock market valuations of other technology companies generally, or those in our industry in particular;

- price and volume fluctuations in certain categories of companies, such as high-growth or cloud companies, or the overall stock market, including as a result of trends in the global economy;

- the inclusion, exclusion, or removal of our stock from any indices, such as the removal of our stock from the Nasdaq-100 Index in December 2022;

- public health crises, such as the ongoing COVID-19 pandemic, and related measures by private industry and governments to protect the public health;

- general economic and political conditions and uncertainty, both domestically and internationally, as well as economic and political conditions and uncertainty specifically affecting industries in which our customers participate, including continued impacts from the ongoing COVID-19 pandemic and impacts from the war in Ukraine;

- any major change in our board of directors or management;

- lawsuits threatened or filed against us;

- actual or perceived security breaches or incidents; and

- other events or factors, including those resulting from war, incidents of terrorism or responses to these events.

In addition, the stock markets, and in particular the market on which our common stock is listed, have experienced extreme price and volume fluctuations that have affected and continue to affect the market prices of equity securities of many technology companies. Stock prices of many technology companies have fluctuated in a manner unrelated or disproportionate to the financial performance of those companies. In the past, following periods of market, or stock specific volatility, securities class action litigation and stockholder derivative litigation have often been instituted. In December 2020, a putative class action lawsuit was filed in the U.S. District Court for the Northern District of California against us, our former Chief Executive Officer and our former Chief Financial Officer alleging violations of the Securities Exchange Act of 1934, as amended (the

"Exchange Act"), for allegedly making materially false and misleading statements regarding our financial guidance and the complaint was later amended to expand the class period and alleges that defendants made materially false and misleading statements regarding our marketing efforts, hiring practices, and retention of personnel. On January 30, 2023, the parties entered into a stipulation of settlement, subject to court approval. In addition, ten derivative lawsuits related to the securities class action have been filed in the U.S. District Court for the Northern District of California, the California Superior Court, San Francisco County, and the Court of Chancery of the State of Delaware (three of which have been consolidated). In April, July and August, 2022, the board of directors received three demands made on behalf of stockholders to inspect the books and records of the company pursuant to Section 220 of the Delaware General Corporation Law. The demands seek records related to the board and to the allegations at issue in the underlying putative class action. For further information on these and other matters, see Note 3 "Commitments and Contingencies ─ Legal Proceedings" in our accompanying Notes to Consolidated Financial Statements is incorporated herein by reference.

Litigation in general, and these lawsuits, could subject us to substantial costs, divert resources and the attention of management from our business and adversely affect our business, results of operations, financial condition and cash flows. If we were to become involved in additional litigation in the future, it also could subject us to substantial costs, divert resources and the attention of management from our business and adversely affect our business, results of operations, financial condition and cash flows.

General Factors

Natural disasters, climate change and other events beyond our control could harm our business.

Our business operations are subject to interruption by natural disasters, flooding, fire, power shortages, pandemics such as the ongoing COVID-19 pandemic, terrorism, political unrest, telecommunications failure, vandalism, cyber-attacks, infrastructure disruptions, geopolitical instability, war, the effects of climate change and other events beyond our control. Although we maintain crisis management and disaster response plans, such events could make it difficult or impossible for us to deliver our services to our customers, could decrease demand for our services, and could cause us to incur substantial expense. Our insurance may not be sufficient to cover losses or additional expenses that we may sustain. Our California corporate offices are located near major seismic faults. Significant recovery time could be required to resume operations and our financial condition and operating results could be adversely affected in the event of a major earthquake or catastrophic event.

In addition, the long-term effects of climate change on the global economy and the technology industry in particular are unclear, however we recognize that there are inherent climate related risks wherever business is conducted. Any of our primary locations may be vulnerable to the adverse effects of climate change. For example, our California corporate offices have historically experienced, and are projected to continue to experience, physical climate change risks, including drought and water scarcity, warmer temperatures, rising sea levels, wildfires and air quality impacts and power shut-offs associated with wildfire prevention. Climate-related events, including the increasing frequency, severity and unpredictability of extreme weather events and their impact on critical infrastructure in the United States and elsewhere, have the potential to disrupt our business, our third-party suppliers, and/or the business of our customers, and may cause us to experience higher attrition, losses and additional costs to maintain and resume operations. We may incur increasing costs related to the development and implementation of initiatives to reduce our greenhouse gas emissions to comply with the scale and pace of new regulatory and market standards. Transitional climate change risks may subject us to increased regulations, reporting requirements, standards, or stakeholder expectations regarding the environmental impacts of our business and untimely or inaccurate disclosure could adversely affect our reputation, business or financial performance.

Changes in accounting pronouncements and other financial and nonfinancial reporting standards may negatively impact our financial results.

Generally accepted accounting principles in the United States ("U.S. GAAP") are subject to interpretation by the Financial Accounting Standards Board ("FASB"), the SEC, and other various bodies formed to promulgate and interpret appropriate accounting principles. We regularly monitor our compliance with applicable financial reporting standards and review new pronouncements and interpretations that are relevant to us. As a result of new standards, changes to existing standards and changes in their interpretation, we may be required to change our accounting policies, to alter our operational policies to implement new or enhance existing systems so that they reflect new or amended financial reporting standards, and to adjust our published financial statements. Such changes may have an adverse effect on our financial position and operating results, cause an adverse deviation from our revenue and operating profit targets, or both.

In addition, as we identify ESG topics for voluntary disclosure and work to align with the recommendations of the Financial Stability Board's Task Force on Climate-Related Financial Disclosures ("TCFD"), the International Sustainability

Standards Board's ("ISSB's") and Sustainability Accounting Standards Board ("SASB") standards, and our own ESG assessment of priority of issues, we have expanded and, in the future, may continue to expand our disclosures in these areas. Statements about our ESG initiatives and goals, and progress against those goals, may be based on standards for measuring progress that are still developing, internal controls and processes that continue to evolve, and assumptions that are subject to change in the future. If our ESG-related data, processing and reporting are incomplete or inaccurate, or if we fail to achieve progress on our metrics on a timely basis, or at all, our reputation, business, financial performance and growth could be adversely affected.

The requirements of being a public company and a growing and increasingly complex organization may strain our resources, and divert management's attention.

We are subject to the reporting requirements of the Exchange Act, the Sarbanes-Oxley Act, the Dodd-Frank Act, the listing requirements of The Nasdaq Stock Market and other applicable securities rules and regulations. Compliance with these rules and regulations has increased and may continue to increase our legal and financial compliance costs, making some activities more difficult, time-consuming or costly, and has increased and will continue to increase demand on our systems and resources.

In addition, changing laws, regulations, standards and practices relating to corporate governance and public disclosure are creating uncertainty for public companies, increasing legal and financial compliance costs and making some activities more time consuming. These laws, regulations, standards and practices are subject to varying interpretations, in many cases due to their lack of specificity, and, as a result, their application in practice may evolve over time as regulatory and governing bodies provide new guidance or as market practices develop. This could result in continuing uncertainty regarding compliance matters and higher costs necessitated by ongoing revisions to disclosure and governance practices.

From time to time, public companies are subject to campaigns by investors seeking to increase short-term stockholder value through actions such as financial restructuring, increased debt, special dividends, stock repurchases, management changes or sales of assets or the entire company. If stockholders attempt to effect such changes or acquire control over us, responding to such actions would be costly, time-consuming and disruptive, which could adversely affect our results of operations, financial results and the value of our common stock. These factors could also make it more difficult for us to attract and retain qualified employees, executive officers and members of our board of directors.

Anti-takeover provisions in our charter documents and under Delaware law could make an acquisition of our company more difficult, limit attempts by our stockholders to replace or remove our current management and limit the market price of our common stock.

Provisions in our amended and restated certificate of incorporation and amended and restated bylaws may have the effect of delaying or preventing a change of control or changes in our management. Our amended and restated certificate of incorporation and amended and restated bylaws include provisions that:

- authorize our board of directors to issue, without further action by the stockholders, shares of undesignated preferred stock with terms, rights and preferences determined by our board of directors;

- require that any action to be taken by our stockholders be effected at a duly called annual or special meeting and not by written consent;

- specify that special meetings of our stockholders can be called only by our board of directors, the Chair of our board of directors, or our Chief Executive Officer;

- establish an advance notice procedure for stockholder proposals to be brought before an annual meeting, including proposed nominations of persons for election to our board of directors;

- establish that our board of directors is divided into three classes, Class I, Class II and Class III, with each class serving three-year staggered terms;

- prohibit cumulative voting in the election of directors;

- provide that our directors may be removed only for cause;

- provide that vacancies on our board of directors may be filled only by a majority of directors then in office, even though less than a quorum; and

- require the approval of our board of directors or the holders of a super majority of our outstanding shares of capital stock to amend our amended and restated bylaws and certain provisions of our amended and restated certificate of incorporation.

These provisions may frustrate or prevent any attempts by our stockholders to replace or remove our current management by making it more difficult for stockholders to replace members of our board of directors, which is responsible for appointing the members of our management. In addition, because we are incorporated in Delaware, we are governed by the provisions of Section 203 of the Delaware General Corporation Law, which generally prohibits a Delaware corporation from engaging in any of a broad range of business combinations with any "interested" stockholder for a period of three years following the date on which the stockholder became an "interested" stockholder.

Item 1B. Unresolved Staff Comments

None.

Item 2. Properties

Our corporate headquarters at 270 Brannan Street occupy approximately 182,000 square feet under an office lease wherein approximately 50% expired in February 2023 and the balance expires in February 2024. Additionally, we have an office lease for approximately 235,000 square feet located at 3098 Olsen Drive, San Jose, California that expires in August 2027 for our business operations, sales, support and product development. We lease smaller regional offices for our business operations, sales, support and some product development in various locations throughout the United States. Our foreign subsidiaries lease office space for their operations including local sales, support and some product development. While we believe our facilities are sufficient and suitable for our current operations, we are in the process of evaluating future office space needs.

Item 3. Legal Proceedings

The information set forth under Legal Proceedings in Note 3 contained in the "Notes to Consolidated Financial Statements" is incorporated herein by reference.

Item 4. Mine Safety Disclosures

Not applicable.

PART II

Item 5. Market for Registrant's Common Equity, Related Stockholder Matters and Issuer Purchases of Equity Securities

Common Stock

Our common stock, $0.001 par value, began trading on the Nasdaq Stock Market on April 19, 2012, where its prices are quoted under the symbol "SPLK." As of January 31, 2023, there were 58 holders of record of our common stock. Because many of our shares of common stock are held by brokers and other institutions on behalf of stockholders, we are unable to estimate the total number of beneficial holders represented by these record holders, but it is well in excess of the number of record holders.

Stock Performance Graph

This chart compares the cumulative total return on our common stock with that of the Nasdaq Composite index, Nasdaq Computer index, and the S&P Software & Services index for each of the last five fiscal years ended January 31, 2023, assuming an initial investment of $100. The Nasdaq Computer and S&P Software & Services indexes utilize the same methods of presentation and assumptions for the total return calculation as does Splunk and the Nasdaq Composite index.



Company/Index	1/31/18	1/31/19	1/31/20	1/31/21	1/31/22	1/31/23
Splunk Inc.	$ 100.00	$ 135.15	$ 168.08	$ 178.66	$ 134.16	$ 103.68
S&P Software & Services Index	$ 100.00	$ 114.19	$ 141.08	$ 207.85	$ 201.57	$ 164.66
Nasdaq Composite	$ 100.00	$ 98.25	$ 123.47	$ 176.36	$ 192.13	$ 156.31
Nasdaq Computer	$ 100.00	$ 97.87	$ 140.83	$ 205.76	$ 258.00	$ 200.05

Item 6.

[Reserved]

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations

The following discussion and analysis of our financial condition and results of operations should be read in conjunction with our consolidated financial statements and related notes appearing elsewhere in this Annual Report on Form 10-K. This discussion contains forward-looking statements based upon current expectations that involve risks and uncertainties. Our actual results may differ materially from those anticipated in these forward-looking statements as a result of various factors, including those set forth under "Risk Factors" included in Part I, Item 1A or in other parts of this report.

The following section generally discusses fiscal 2023 and 2022 items and year-to-year comparisons between fiscal 2023 and 2022. Discussions of fiscal 2021 items and year-to-year comparisons between fiscal 2022 and 2021 that are not included in this Form 10-K can be found in "Management's Discussion and Analysis of Financial Condition and Results of Operations" in Part II, Item 7 of our Annual Report on Form 10-K for the fiscal year ended January 31, 2022, and are incorporated herein by reference.

Amounts reported in millions are rounded based on the amounts in thousands. As a result, the sum of the components reported in millions may not equal the total amount reported in millions due to rounding. In addition, percentages presented are calculated from the underlying numbers in thousands and may not add to their respective totals due to rounding.

Overview

Splunk helps customers build a safer and more resilient digital world. We deliver innovative solutions that enable organizations to harness the value of their data to help keep their digital systems secure, available and performant. As organizations' reliance on resilient systems continues to increase, it is critical that they keep pace with increasing complexity and potential vulnerabilities associated with these systems. Our solutions for security and observability empower Security Operations ("SecOps"), IT Operations ("ITOps"), and Development Operations ("DevOps") teams to maintain resilient systems by monitoring and securing them more quickly and efficiently. We also believe our offerings empower operational transformation, helping customers move from reactive, non-scalable and ineffective approaches to proactive, automated, and machine learning ("ML")-assisted processes that drive better outcomes even as the scale and complexity of their technology continue to grow.

We believe that the increasing reliance on digital systems has made the resilience of these systems mission-critical for nearly every organization and the sustained ongoing importance of digital systems amidst the evolving threat landscape further elevates Splunk's central role in enabling secure and reliable operations for our customers.

We typically base our cloud services annual subscription fees on either the volume of data indexed per day including a fixed amount of data storage or purchased infrastructure, data storage and bandwidth our customers require to support the underlying workload. We are seeing an increasing share of our business being based on workload pricing. We recognize the revenues associated with our cloud services ratably over the associated subscription term. For our license offerings, we typically base the license fees on either the estimated daily data indexing capacity or the compute power consumed to support our customers' workload and we generally recognize the license fee portion of these arrangements upfront. As a result, the timing of when we enter into large license contracts may lead to fluctuations in our revenues and operating results because our expenses are largely fixed in the short-term.

As customers have increasingly adopted our cloud services offerings, the proportion of revenue from our delivery of cloud services has grown. This shift in our revenue mix has impacted, and it will continue to impact, our revenue and operating margins as a higher percentage of our sales is now recognized ratably. Whether and the degree to which cloud services become our predominant delivery model is dependent on customer choice. As a result, the pace of the shift may fluctuate and the mix of cloud services and license revenue may continue to vary from quarter to quarter and year to year. Therefore, our ability to predict our revenue and margins in any particular period has been, and may continue to be, limited.

We intend to continue investing for long-term growth. We have invested and intend to continue to invest in product development to deliver additional features and performance enhancements, deployment models and solutions that can address new end markets. We expect to continue to expand our sales and marketing organizations to market and sell our offerings both in the United States and internationally.

We have utilized and expect to continue to engage in acquisitions to contribute to our long-term growth objectives. Additionally, we expect to continue to make investments in private companies with complementary technology and business models with the objective of establishing longer-term strategic relationships.

Worldwide economic uncertainties and negative trends, including financial and credit market fluctuations, rising interest rates, political unrest and social strife, the long-term impact of the ongoing COVID-19 pandemic and other impacts from the macroeconomic environment have, and could continue to, adversely affect our business operations or financial results. These macroeconomic conditions have caused and could continue to cause a decrease in corporate spending on enterprise software in general and negatively affect the rate of growth of our business.

Toward the end of the second quarter, and continuing through the end of fiscal 2023, we saw changes in customer buying patterns due to the uncertain macroeconomic environment, including a slower pace of expansions and migrations to cloud services. In the fourth quarter of fiscal 2023, we also saw enhanced deal scrutiny. We will continue to closely monitor the macroeconomic environment and its effects on our business and on global economic activity, including customer spending on information technology.

See Part I, Item 1A. "Risk Factors" in this Form 10-K for further discussion of the impact and possible future impacts of the macroeconomic environment on our business.

Key Business Metrics

We use certain key financial and operating metrics to evaluate our performance and monitor the growth of our business as we continue to shift to a cloud services delivery model.

Annual Recurring Revenue

We use cloud annual recurring revenue ("Cloud ARR") and total annual recurring revenue ("Total ARR") to identify the annual recurring value of customer contracts at the end of a reporting period and to monitor the growth of our recurring business as we continue to shift to a cloud services delivery model. Cloud ARR represents the annualized revenue run-rate of active cloud services contracts at the end of a reporting period. Total ARR represents the annualized revenue run-rate of active cloud services, term license and maintenance contracts at the end of a reporting period. Each contract is annualized by dividing the contract value by the number of days in the contract term and then multiplying by 365. ARR should be viewed independently of revenue, and does not represent our revenue under U.S. GAAP on an annualized basis, as it is an operating metric that can be impacted by contract start and end dates and renewal rates. ARR is not intended to be a replacement for forecasts of revenue.

The following presents our Cloud ARR and Total ARR (in millions):



Number of Customers with ARR Greater than $1 Million

We monitor the number of customers with Cloud ARR greater than $1 million and Total ARR greater than $1 million at the end of a reporting period. An increase in this metric is an indicator of our ability to attract and scale with large enterprise customers who may have a broader array of use cases that align with the Splunk platform. The following presents the number of our customers with Cloud ARR greater than $1 million and Total ARR greater than $1 million:



Free Cash Flow

Splunk considers free cash flow to be a liquidity measure that provides useful information to management and investors about the amount of cash generated or used by the business. Free cash flow represents net cash provided by operating activities less purchases of property and equipment and capitalized software development costs. Net cash provided by operating activities was $450 million and $128 million in fiscal 2023 and fiscal 2022, respectively. The following presents our free cash flow (in millions):



Below is a calculation of free cash flow:

(In thousands)	Fiscal Year Ended January 31,	
	2023	2022
Net cash provided by operating activities	$ 449,630	$ 128,048
Less purchases of property and equipment	(13,620)	(10,671)
Less capitalized software development costs	(8,782)	(9,361)
Free cash flow	$ 427,228	$ 108,016

Dollar-Based Net Retention Rate

We quantify our net expansion across existing cloud customers through our cloud dollar-based net retention rate ("Cloud DBNRR"). We calculate Cloud DBNRR by dividing the Cloud ARR at the end of a period ("Cloud Current Period ARR") by the Cloud ARR of the same group of customers at the beginning of that 12-month period. Cloud Current Period ARR includes existing customer renewals and expansion, is net of existing customer contraction and churn, and excludes new customers. For the trailing 12-month Cloud DBNRR, we take the dollar-weighted average of the Cloud DBNRR over the trailing 12 months. The following presents our trailing 12-month Cloud DBNRR:

**Trailing 12-Month
Cloud DBNRR**



Remaining Performance Obligations ("RPO") Bookings

RPO Bookings is an indicator of overall bookings momentum. We calculate total RPO Bookings as total revenue plus the change in total RPO. Total RPO is separately disclosed in Note 9 "Revenues, Accounts Receivable, Deferred Revenue and Remaining Performance Obligations" of our accompanying Notes to Consolidated Financial Statements included elsewhere in this Annual Report on Form 10-K. The following presents our total RPO Bookings (in millions):

RPO Bookings

Below is a calculation of total RPO Bookings:

	Fiscal Year Ended January 31,	
(In thousands)	2023	2022
Total revenues	$ 3,653,708	$ 2,673,664
Change in RPO	532,192	591,992
Total RPO Bookings	$ 4,185,900	$ 3,265,656

Financial Summary

(Dollars in millions)



Total Revenues		**Operating Loss**	
$2,673.7	**$3,653.7**	$(1,146.8)	**$(235.5)**
2022	2023	2022	2023
Revenue From Customers Located Outside of the U.S.		**Net Loss**	
31%	**33%**	$(1,339.1)	**$(277.9)**
2022	2023	2022	2023

Components of Operating Results

Revenues

Cloud services revenues.   Cloud services allow customers to use hosted software over the contract period without taking possession of the software. We recognize the revenues associated with our cloud services ratably, over the associated subscription term.

License revenues.   License revenues primarily consist of revenues from term licenses, under which we generally recognize the license fee portion of the arrangement upfront, assuming all revenue recognition criteria are satisfied. License revenues reflect the revenues recognized from sales of licenses to new customers and additional licenses to existing customers, including sales from the renewal of term licenses. Seasonal trends that contribute to increased sales activity in the fourth fiscal quarter often result in lower sequential revenues in the first fiscal quarter, and we expect this trend to continue.

Maintenance and services revenues.   Maintenance and services revenues consist of revenues from maintenance agreements and professional services and training.

- *Maintenance revenues.*   When a term license is purchased, maintenance is bundled with the license for the term of the license period. Customers with maintenance agreements are entitled to receive support and unspecified upgrades and enhancements when and if they become available during the maintenance period. We recognize the revenues associated with maintenance agreements ratably, on a straight-line basis, over the associated maintenance period. Maintenance revenues as a percentage of total revenues were 12.7% and 17.6% for fiscal 2023 and 2022, respectively.

- *Professional services and training revenues.*   We provide professional services and training focused on helping our customers deploy our software in highly complex operational environments and train their personnel. Professional services and training have stated billing rates per service hour or are provided on a subscription basis.

Related revenues are recognized as services are delivered or ratably over the subscription period. Professional services and training revenue continues to represent a significant portion of our maintenance and services revenue due to the deployment of our offerings in large and highly complex IT environments.

Cost of Revenues

Cost of cloud services revenues.   Cost of cloud services revenues includes third-party hosting fees, salaries, benefits, stock-based compensation and related expenses such as employer taxes related to our delivery of cloud services, allocated overhead for depreciation of equipment, facilities and IT, and amortization of acquired intangible assets. We recognize these expenses as they are incurred.

Cost of license revenues.   Cost of license revenues includes all direct costs to deliver our products, including salaries, benefits, stock-based compensation and related expenses such as employer taxes, allocated overhead for facilities and IT and amortization of acquired intangible assets. We recognize these expenses as they are incurred.

Cost of maintenance and services revenues.   Cost of maintenance and services revenues includes salaries, benefits, stock-based compensation and related expenses such as employer taxes related to our delivery of maintenance and services, third-party consulting services and allocated overhead for depreciation of equipment, facilities and IT. We recognize these expenses as they are incurred.

Operating Expenses

Our operating expenses are classified into three categories: research and development, sales and marketing and general and administrative. For each category, the largest component is personnel costs, which include salaries, employee benefit costs, bonuses, commissions as applicable, stock-based compensation and related expenses such as employer taxes. Operating expenses also include allocated overhead costs for depreciation of equipment, facilities and IT. Allocated costs for facilities include costs for compensation of our facilities personnel, leasehold improvements and rent. Our allocated costs for IT include costs for compensation of our IT personnel, costs associated with our IT infrastructure and software subscriptions. Operating expenses are generally recognized as incurred.

We are focused on managing the business with a balanced approach to long-term growth and profitability. As a result we will take measures to control and in some cases reduce targeted sources of operating costs, as we prioritize business-critical investments. Certain strategic actions to reduce our workforce have been taken, including one as described further in Note 12 "Subsequent Events" of our accompanying Notes to Consolidated Financial Statements included elsewhere in this Annual Report on Form 10-K. In the period or periods immediately following these actions, operating expenses will generally increase due to the related severance payments and other termination benefits. We generally expect revenue growth to outpace spending in the following categories. Accordingly, we expect the decline in expenses as a percentage of revenue to continue.

Research and development.   Research and development expenses primarily consist of personnel and facility-related costs attributable to our research and development personnel. We have devoted our product development efforts primarily to enhancing the functionality and expanding the capabilities of our software and services. While we will continue to invest in product development, we do not expect related expenses to significantly increase on an organic basis in fiscal 2024 as we prioritize hiring in lower cost markets.

Sales and marketing.   Sales and marketing expenses primarily consist of personnel and facility-related costs for our sales, commissions earned by our sales personnel, marketing and business development personnel, and the cost of marketing and business development programs, including advertising programs to promote our brand and awareness, demand generating activities and customer events. We expect that sales and marketing expenses will continue to increase, in absolute dollars, as we continue to hire additional personnel and invest in marketing programs.

General and administrative.   General and administrative expenses primarily consist of personnel and facility-related costs for our executive, finance, legal, human resources and administrative personnel; our legal, accounting and other professional services fees; and other corporate expenses. As these activities are critical to supporting our operations, we will continue to make related investments as we grow.

Interest and Other Income (Expense), Net

Interest and other income (expense), net consists primarily of interest expense related to the Notes, gain on extinguishment of convertible senior notes, a strategic investment impairment loss, foreign exchange gains and losses, and interest income on our investments and cash and cash equivalents balances.

Income Tax Provision (Benefit)

Our income tax provision (benefit) consists of federal, state and foreign income taxes. Because of our history of U.S. operating losses, we have established a full valuation allowance on our U.S. deferred tax assets. We regularly assess the need for the valuation allowance. If we determine that an adjustment is needed, we will record the necessary adjustment in the period that the determination is made.

Critical Accounting Policies and Estimates

We prepare our consolidated financial statements in accordance with generally accepted accounting principles in the United States. The preparation of consolidated financial statements also requires us to make estimates and assumptions that affect the reported amounts of assets, liabilities, revenues, costs and expenses and related disclosures. We base our estimates on historical experience and on various other assumptions that we believe to be reasonable under the circumstances. Actual results could differ significantly from the estimates made by our management. To the extent that there are differences between our estimates and actual results, our future financial statement presentation, financial condition, results of operations and cash flows will be affected.

We believe that the assumptions and estimates associated with revenue recognition, deferred sales commissions and business combinations have the greatest potential impact on our consolidated financial statements. Therefore, we consider these to be our critical accounting policies and estimates. Accordingly, we believe these are the most critical to fully understand and evaluate our financial condition and results of operations.

Revenue Recognition

Our contracts with customers often contain multiple performance obligations. For these contracts, we account for individual performance obligations separately if they are distinct. We apply significant judgment in identifying and accounting for each performance obligation, as a result of evaluating the terms and conditions in contracts. The transaction price is allocated to the separate performance obligations on a relative standalone selling price ("SSP") basis. We determine the SSP based on an observable standalone selling price when it is available, as well as other factors, including the price charged to customers, our discounting practices, and our overall pricing objectives, while maximizing observable inputs. In situations where pricing is highly variable, we estimate the SSP using the residual approach.

Deferred Sales Commissions

Sales commissions paid to our sales force and the related payroll taxes are considered incremental and recoverable costs of obtaining a contract with a customer. Costs related to new cloud services and term license contracts are amortized in proportion to the transfer of related services and delivery of licenses, including renewals, over the average period of benefit. We have determined that the average period of benefit related to these costs is five years, which is longer than our customers' initial contract periods, but reflects the average period of benefit, including expected contract renewals. In arriving at this average period of benefit we considered the nature of our customer contracts, the duration of our relationships with customers, and the estimated life cycles of our technology. Costs related to renewals are amortized over the contract period. In capitalizing and amortizing deferred commissions, we have elected to apply a portfolio approach.

For further information on our significant accounting policies, refer to Note 1 "Description of the Business and Significant Accounting Policies" of our accompanying Notes to Consolidated Financial Statements included elsewhere in this Annual Report on Form 10-K.

Results of Operations

The following table sets forth our results of operations for the periods presented and as a percentage of our total revenues for those periods. The period-to-period comparison of financial results is not necessarily indicative of financial results to be achieved in future periods.

Consolidated Statements of Operations Data

	Fiscal Year Ended January 31,					
(In thousands and as % of total revenues)	2023		2022		2021	
Revenues						
Cloud services	$ 1,457,295	39.9 %	$ 943,785	35.3 %	$ 554,132	24.9 %
License	1,521,116	41.6	1,056,481	39.5	971,378	43.6
Maintenance and services	675,297	18.5	673,398	25.2	703,875	31.6
Total revenues	3,653,708	100.0	2,673,664	100.0	2,229,385	100.0
Cost of revenues						
Cloud services [(1)]	490,299	33.6	398,274	42.2	252,290	45.5
License [(1)]	5,312	0.3	9,215	0.9	20,864	2.1
Maintenance and services [(1)]	320,384	47.4	326,480	48.5	274,191	39.0
Total cost of revenues	815,995	22.3	733,969	27.5	547,345	24.6
Gross profit	2,837,713	77.7	1,939,695	72.5	1,682,040	75.4
Operating expenses						
Research and development	997,170	27.3	1,029,574	38.5	791,026	35.5
Sales and marketing	1,621,518	44.4	1,534,600	57.4	1,336,056	59.9
General and administrative	454,531	12.4	522,350	19.5	335,144	15.0
Total operating expenses	3,073,219	84.1	3,086,524	115.4	2,462,226	110.4
Operating loss	(235,506)	(6.4)	(1,146,829)	(42.9)	(780,186)	(35.0)
Interest and other income (expense), net						
Interest income	25,401	0.7	2,583	0.1	13,850	0.6
Interest expense	(46,026)	(1.3)	(174,598)	(6.5)	(123,076)	(5.5)
Other income (expense), net	(9,320)	(0.3)	(1,939)	(0.1)	(11,636)	(0.5)
Total interest and other income (expense), net	(29,945)	(0.8)	(173,954)	(6.5)	(120,862)	(5.4)
Loss before income taxes	(265,451)	(7.3)	(1,320,783)	(49.4)	(901,048)	(40.4)
Income tax provision	12,411	0.3	18,314	0.7	6,932	0.3
Net loss	$ (277,862)	(7.6)%	$ (1,339,097)	(50.1)%	$ (907,980)	(40.7)%

[(1)] Calculated as a percentage of the associated revenues.

Comparison of the Fiscal Years Ended January 31, 2023 and 2022

Revenues
(Dollars in millions)







Fiscal 2023 Compared to Fiscal 2022

Total revenues increased $980.0 million, or 36.7%, primarily due to the following:

+ increase of $513.5 million, or 54.4%, in cloud services revenues
+ increase of $464.6 million, or 44.0%, in license revenues
+ increase of $1.9 million, or 0.3%, in maintenance and services revenues

The increase in cloud services revenues reflects the continued customer adoption of our cloud services offerings. Our customers are increasingly purchasing our cloud services offerings as they deliver the benefits of our license offerings, while eliminating the need to purchase, deploy and manage infrastructure. The increase in license revenues is a result of increased license bookings during fiscal 2023, as compared to fiscal 2022.

Cost of Revenues and Gross Margin

(Dollars in millions)



Fiscal 2023 Compared to Fiscal 2022

Total cost of revenues increased $82.0 million, or 11.2%, primarily due to the increase in cost of revenues related to our delivery of cloud services. Cloud services cost of revenues increased $92.0 million, or 23.1%, primarily due to the following:

+ increase of $58.0 million in third-party hosting fees to support increased customer adoption of our cloud services
+ increase of $15.6 million in salaries and benefits, including stock-based compensation expense as we increased headcount
+ increase of $11.1 million in third-party consulting services
+ increase of $7.6 million in depreciation and amortization expense

Cloud services gross margin increased primarily due to the optimization of our cloud infrastructure that supports the delivery of cloud services. Maintenance and services cost of revenues decreased $6.1 million, or (1.9)%, primarily due to a decrease of $5.6 million in salaries and benefits, including stock-based compensation expense as we decreased headcount.

FORM 10-K

Operating Expenses

(Dollars in millions)



Research and Development Expense

Fiscal 2023 Compared to Fiscal 2022

Research and development expense decreased $32.4 million, or (3.1)%, primarily due to the following:

- decrease of $16.9 million in third-party hosting fees
- decrease of $13.9 million in salaries and benefits, including stock-based compensation expense as we decreased headcount

Sales and Marketing Expense

Fiscal 2023 Compared to Fiscal 2022

Sales and marketing expense increased $86.9 million, or 5.7%, primarily due to the following:

+ increase of $80.5 million in salaries and benefits, including stock-based compensation expense as we increased headcount

+ increase of $5.7 million in employment-related expenses

General and Administrative Expense

Fiscal 2023 Compared to Fiscal 2022

General and administrative expense decreased $67.8 million, or (13.0)%, primarily due to the following:

- decrease of $53.6 million in facility exit costs primarily due to the recognition of a loss on the termination of a lease in San Jose, CA during fiscal 2022

- decrease of $25.6 million in stock-based compensation primarily due to the departures of certain executives in fiscal 2023

- decrease of $15.2 million in third-party consulting services

+ increase of $16.0 million in cash salaries and benefits as we increased headcount

+ increase due to a $10.0 million impairment charge related to one of our office space leases

FORM 10-K

Interest and Other Income (Expense), net

(In thousands)	Fiscal Year Ended January 31,			
	2023		2022	
Interest and other income (expense), net				
Interest income	$	25,401	$	2,583
Interest expense		(46,026)		(174,598)
Other income (expense), net		(9,320)		(1,939)
Total interest and other income (expense), net	$	(29,945)	$	(173,954)

Fiscal 2023 Compared to Fiscal 2022

Interest and other income (expense), net reflects a net decrease in expense of $144.0 million, primarily due to a decrease in non-cash interest expense of $135.7 million as a result of our adoption of ASU 2020-06 on February 1, 2022; a net increase in interest income due to higher active investments in interest-bearing securities; and a net increase in other expense due to higher foreign currency transaction losses driven by strengthening of the U.S. dollar. Under ASU 2020-06, we are no longer required to record conversion option-related debt discounts on the Notes, which were previously amortized as non-cash interest expense over the maturity of each of the Notes.

Income Tax Provision

(In thousands)	Fiscal Year Ended January 31,			
	2023		2022	
Income tax provision	$	12,411	$	18,314

Fiscal 2023 Compared to Fiscal 2022

Our income tax provision decrease primarily results from several one-time tax benefits. For example, we recorded a partial release of our valuation allowance as a result of our fiscal year 2023 acquisition.

Seasonality, Cyclicality and Quarterly Trends

Our quarterly results reflect seasonality in the sale of our offerings. Historically, a pattern of increased license sales in the second half of our fiscal year as a result of industry buying patterns has positively impacted sales activity in those periods, which can result in lower sequential revenue in the first fiscal quarter. We expect this seasonality to continue as long as revenue from sales of our license offerings continues to represent a significant proportion of total revenues. As we continue to expect seasonally higher bookings and billings in the second half of the our fiscal year, with a large proportion of our revenue recognized ratably there will also be a seasonal impact on our remaining performance obligations and deferred revenue. Our gross margins and operating losses have been affected by these historical trends because the majority of our expenses are relatively fixed in the short term. Although these seasonal factors are common in the technology industry, historical patterns should not be considered a reliable indicator of our future sales activity or performance. The timing of revenues in relation to our expense activity, which generally does not correlate directly with revenues, has an impact on cost of revenues, research and development expense, sales and marketing expense and general and administrative expense as a percentage of total revenues in each fiscal quarter during the year. The majority of our expenses are personnel-related and include salaries, stock-based compensation, benefits and incentive-based compensation plan expenses. As a result, we have not experienced significant seasonal fluctuations in the timing of expenses from period to period. In addition, because of our billing cycle and annual billing practices, our cash collections are highest in the fourth and first fiscal quarters with a seasonal decline in the second quarter.

Liquidity and Capital Resources

	Fiscal Year Ended January 31,	
(In thousands)	2023	2022
Cash and cash equivalents	$ 690,587	$ 1,428,691
Investments, current	1,316,347	286,337
Investments, non-current	41,700	46,431

(In millions)



Our principal sources of liquidity are our cash and cash equivalents, investments and net accounts receivable. From time to time, we have also issued convertible debt to supplement our working capital. As of January 31, 2023, we had $2.0 billion of cash, cash equivalents and investments of which $314.8 million was held by foreign subsidiaries. We believe that these funds will be sufficient to meet our anticipated cash needs for at least the next 12 months.

Our long-term future capital requirements will depend on many factors including our growth rate, the timing and extent of spending to support development efforts, the expansion of sales and marketing activities, the introduction of new and enhanced software and services offerings, the investments in our office facilities and our systems infrastructure, the continuing market acceptance of our offerings and our planned investments, particularly in our product development efforts or acquisitions of complementary businesses, applications or technologies.

In June 2021, our board of directors authorized and approved a stock repurchase program of up to $1.0 billion of our outstanding common stock. During fiscal 2022 we repurchased 6.9 million shares of common stock with a total price of $1.0 billion, under trading plans complying with Rule 10b5-1 under the Exchange Act, at an average price of $145.23 per share. The repurchased shares are reflected as treasury stock on our consolidated balance sheets and statements of stockholders' equity (deficit). The repurchase program was completed as of October 31, 2021. The principal source of funding for the repurchase program was the proceeds from the issuance of $1 billion aggregate principal amount of 0.75% Convertible Senior Notes due 2026 ("2026 Notes"). Both the repurchase program transactions and the proceeds from the 2026 Notes were fiscal 2022 financing activities as reflected on our Consolidated Statements of Cash Flows. Accordingly, the repurchase program did not have a material impact on our operating cash flows, liquidity, or capital resources for the year ended January 31, 2022, on a net basis and we do not expect it to have a material impact in the future.

In July 2021, we issued $1.0 billion aggregate principal amount of the 2026 Notes with Silver Lake Alpine, L.P., Silver Lake Alpine (Offshore Master), L.P. and Silver Lake Partners VI, L.P. as the purchasers. The 2026 Notes are general senior, unsecured obligations of Splunk. The total proceeds from the issuance of the 2026 Notes was $981.7 million, net of issuance costs. In June 2020, we issued $1.27 billion aggregate principal amount of the 2027 Notes, including the exercise in full by the initial purchasers of the 2027 Notes of their option to purchase an additional $165.0 million principal amount of 2027 Notes. The 2027 Notes are general senior, unsecured obligations of Splunk. The total proceeds from the issuance of the 2027 Notes was $1.25 billion, net of initial purchaser discounts and other issuance costs. In connection with the issuance of the 2027 Notes, we entered into privately negotiated capped call transactions with certain counterparties (the "2027 Capped Calls"). We used approximately $137.4 million of the net proceeds from the offering of the 2027 Notes to pay the cost of the 2027 Capped Calls and $691.6 million to repurchase, for cash, approximately $488.3 million aggregate principal amount of our outstanding 2023 Notes. In September 2018, we issued $1.27 billion aggregate principal amount of the 2023 Notes and $862.5 million aggregate principal amount of the 2025 Notes. In connection with the issuance of the 2023 Notes and the 2025 Notes, we entered into privately negotiated capped call transactions with certain counterparties (the "2023 and 2025 Capped Calls"). The premiums paid for the purchase of the 2023 and 2025 Capped Calls were $274.3 million. Refer to Note 7 "Convertible Senior Notes" of our accompanying Notes to Consolidated Financial Statements included elsewhere in this Annual Report on Form 10-K. It is our current intent to settle the principal amount of the 2023 Notes with cash upon maturity in September 2023.

In the event that additional financing is required from outside sources, we may not be able to raise it on terms acceptable to us, if at all. If we are unable to raise additional capital when desired, our business, operating results and financial condition could be adversely affected.

Operating Activities

Net cash provided by (used in) operating activities consists of our net loss adjusted for certain non-cash items and changes in operating assets and liabilities during the year.

Fiscal 2023 Compared to Fiscal 2022

Net cash provided by operating activities was $449.6 million during the year ended January 31, 2023 compared to $128.0 million in the prior year. The increase in net cash provided by operating activities in fiscal 2023 was primarily due to higher cash collections from customers, driven by revenue growth, relative to payments to vendors and employees.

Investing Activities

Fiscal 2023 Compared to Fiscal 2022

Net cash used in investing activities of $1.1 billion during the year ended January 31, 2023 primarily consisted of marketable securities purchases of $1.0 billion, net of maturities, cash consideration paid relating to the fiscal 2023 acquisition, net of cash acquired, of $22.0 million, purchases of property and equipment of $13.6 million, cash used for the development of internal-use software of $8.8 million, and purchases of strategic investments of $6.7 million.

Net cash used in investing activities of $333.8 million during the year ended January 31, 2022 primarily consisted of marketable securities purchases of $210.6 million, net of maturities, cash consideration paid relating to the TruSTAR acquisition, net of cash acquired, of $80.3 million, purchases of strategic investments of $23.8 million, purchases of property and equipment of $10.7 million, and cash used for the development of internal-use software of $9.4 million.

Financing Activities

Fiscal 2023 Compared to Fiscal 2022

Net cash used in financing activities of $117.6 million during the year ended January 31, 2023 primarily consisted of taxes paid related to the net share settlement of equity awards of $197.3 million, offset by proceeds of $78.3 million from our employee stock purchase plan.

Net cash used in financing activities of $136.7 million during the year ended January 31, 2022 primarily consisted of $1.0 billion of repurchases of common stock and taxes paid related to the net share settlement of equity awards of $201.0 million, offset by net proceeds of $982.2 million from the issuance of the 2026 Notes, and proceeds of $79.9 million from our employee stock purchase plan.

Contractual Obligations

Our principal commitments consist of obligations under leases for office space and hosting services arrangements with cloud service providers. Refer to Note 4 "Leases" of our accompanying Notes to Consolidated Financial Statements included elsewhere in this Annual Report on Form 10-K for additional details related to our accounting for leases and related costs. In addition, we hold convertible debt securities. For more information on our convertible senior notes, refer to Note 7 "Convertible Senior Notes" of our accompanying Notes to Consolidated Financial Statements included elsewhere in this Annual Report on Form 10-K. As of January 31, 2023, our other contractual commitments associated with agreements that are enforceable and legally binding and that specify all significant terms were payments of $0.3 billion due in the next 12 months and $1.1 billion due thereafter. We expect to fund these obligations with cash flows from operations and cash on our balance sheet.

Indemnification Arrangements

During the ordinary course of business, we may indemnify, hold harmless and agree to reimburse for losses suffered or incurred, our customers, vendors and each of their affiliates for certain intellectual property infringement and other claims by third parties with respect to our offerings, in connection with our commercial license arrangements or related to general business dealings with those parties.

As permitted under Delaware law, we have entered into indemnification agreements with our officers, directors and certain employees, indemnifying them for certain events or occurrences in connection with their service as our officers or directors or those of our direct and indirect subsidiaries.

Claims and reimbursements under indemnification arrangements have not been material to our consolidated financial statements; therefore, there is no accrual of such amounts at January 31, 2023. We are unable to estimate the maximum potential impact of these indemnifications on our future results of operations.

Item 7A. Quantitative and Qualitative Disclosures about Market Risk

Interest Rate Risk

We had cash and cash equivalents of $690.6 million as of January 31, 2023. We hold our cash and cash equivalents for working capital purposes. Our cash and cash equivalents are held in cash deposits and money market funds. The primary objective of our investment activities is to preserve principal while maximizing yields without significantly increasing risk. This objective is accomplished by making diversified investments, consisting only of investment grade securities. During fiscal 2023 and 2022, the effect of a hypothetical 10% increase or decrease in overall interest rates would not have had a material impact on our operating results or the value of our available-for-sale debt securities.

In September 2018, we issued $2.13 billion aggregate principal amount of convertible senior notes in a private placement, which includes $1.27 billion aggregate principal amount of the 2023 Notes and $862.5 million aggregate principal amount of the 2025 Notes. In June 2020, we issued $1.27 billion aggregate principal amount of the 2027 Notes, including the exercise in full by the initial purchasers of the 2027 Notes of their option to purchase an additional $165.0 million principal amount of 2027 Notes. The 2027 Notes are general senior, unsecured obligations of Splunk. In July 2021, we issued $1.0 billion aggregate principal amount of the 2026 Notes. As these instruments have a fixed annual interest rate, we have no financial or economic interest exposure associated with changes in interest rates. However, the fair value of fixed rate debt instruments fluctuates when interest rates change. Additionally, the fair value of either series of notes can be affected when the market price of our common stock fluctuates. We carry the notes at face value less unamortized discount on our balance sheet, and we present the fair value for required disclosure purposes only. Refer to Note 7 "Convertible Senior Notes" of our accompanying Notes to Consolidated Financial Statements included elsewhere in this Annual Report on Form 10-K.

Foreign Currency Exchange Risk

Our results of operations and cash flows are subject to fluctuations due to changes in foreign currency exchange rates. All of our revenues are generated in U.S. dollars. Our expenses are generally denominated in the currencies in which our operations are located, which is primarily in the United States and to a lesser extent in Europe and Asia. Our results of operations and cash flows are, therefore, subject to fluctuations due to changes in foreign currency exchange rates and may be adversely affected in the future due to changes in foreign exchange rates. We may seek to minimize the impact of certain foreign currency fluctuations by hedging certain balance sheet exposures with foreign currency forward contracts. Any gain or loss from settling these contracts is offset by the loss or gain derived from the underlying balance sheet exposures. We do not enter into any hedging contracts for trading or speculative purposes. The effect of a hypothetical 10% change in foreign currency exchange rates applicable to our business would not have a material impact on our historical consolidated financial statements. As our international operations grow, we will continue to reassess our approach to manage our risk relating to fluctuations in currency rates.

Inflation

We do not believe that inflation had a material effect on our business, financial condition or results of operations in the last three fiscal years. If our costs were to become subject to significant inflationary pressures, we may not be able to fully offset such higher costs through price increases. Our inability or failure to do so could harm our business, financial condition and results of operations.

Recent Accounting Pronouncements

For recent accounting pronouncements, refer to Note 1 "Description of the Business and Significant Accounting Policies" of our accompanying Notes to Consolidated Financial Statements included elsewhere in this Annual Report on Form 10-K.

Item 8. Financial Statements and Supplementary Data

Splunk Inc.

Index to Consolidated Financial Statements

FORM 10-K

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Stockholders of Splunk Inc.

Opinions on the Financial Statements and Internal Control over Financial Reporting

We have audited the accompanying consolidated balance sheets of Splunk Inc. and its subsidiaries (the "Company") as of January 31, 2023 and 2022, and the related consolidated statements of operations, of comprehensive loss, of stockholders' equity (deficit) and of cash flows for each of the three years in the period ended January 31, 2023, including the related notes (collectively referred to as the "consolidated financial statements"). We also have audited the Company's internal control over financial reporting as of January 31, 2023, based on criteria established in *Internal Control - Integrated Framework* (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Company as of January 31, 2023 and 2022, and the results of its operations and its cash flows for each of the three years in the period ended January 31, 2023 in conformity with accounting principles generally accepted in the United States of America. Also in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of January 31, 2023, based on criteria established in *Internal Control - Integrated Framework* (2013) issued by the COSO.

Change in Accounting Principle

As discussed in Note 1 to the consolidated financial statements, the Company changed the manner in which it accounts for convertible instruments and contracts in an entity's own equity as of February 1, 2022.

Basis for Opinions

The Company's management is responsible for these consolidated financial statements, for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting, included in Management's Annual Report on Internal Control over Financial Reporting appearing under Item 9A. Our responsibility is to express opinions on the Company's consolidated financial statements and on the Company's internal control over financial reporting based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud, and whether effective internal control over financial reporting was maintained in all material respects.

Our audits of the consolidated financial statements included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audits also included performing such other procedures as we considered necessary in the circumstances. We believe that our audits provide a reasonable basis for our opinions.

Definition and Limitations of Internal Control over Financial Reporting

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Critical Audit Matters

The critical audit matter communicated below is a matter arising from the current period audit of the consolidated financial statements that was communicated or required to be communicated to the audit committee and that (i) relates to accounts or disclosures that are material to the consolidated financial statements and (ii) involved our especially challenging, subjective, or complex judgments. The communication of critical audit matters does not alter in any way our opinion on the consolidated financial statements, taken as a whole, and we are not, by communicating the critical audit matter below, providing a separate opinion on the critical audit matter or on the accounts or disclosures to which it relates.

Revenue recognition –Identifying, Evaluating and Accounting for Terms and Conditions in Contracts with Customers

As described in Note 1 to the consolidated financial statements, the Company generates revenues in the form of cloud services fees, license and related maintenance fees, and other service fees. The Company's contracts with customers often contain multiple performance obligations. Management accounts for individual performance obligations separately if they are distinct. Management applies significant judgment in identifying and accounting for each performance obligation, as a result of evaluating the terms and conditions in contracts. As disclosed by management, the Company's revenue was $3.7 billion for the fiscal year ended January 31, 2023.

The principal considerations for our determination that performing procedures relating to revenue recognition, specifically the identification, evaluation and accounting for terms and conditions in contracts with customers, is a critical audit matter are the significant judgment by management in identifying, evaluating and accounting for terms and conditions in contracts with customers. This in turn led to significant auditor judgment and effort in performing procedures and evaluating audit evidence related to whether terms and conditions in contracts were appropriately identified, evaluated and accounted for by management.

Addressing the matter involved performing procedures and evaluating audit evidence in connection with forming our overall opinion on the consolidated financial statements. These procedures included testing the effectiveness of controls relating to the revenue recognition process, including controls over the identification and evaluation of the contractual terms and conditions that impact the identification of performance obligations and determination of revenue recognition. These procedures also included, among others, (i) testing the completeness and accuracy of management's identification and evaluation of the terms and conditions in contracts with customers by examining revenue arrangements on a test basis, and (ii) testing management's process for identifying and evaluating the terms and conditions in contracts with customers, including management's identification of the performance obligations and determination of the impact of those terms and conditions on revenue recognition.

/s/ PricewaterhouseCoopers LLP
San Jose, California
March 23, 2023

We have served as the Company's auditor since 2010.

Splunk Inc.
CONSOLIDATED BALANCE SHEETS

(In thousands, except share and per share amounts)	January 31, 2023	January 31, 2022
Assets		
Current assets		
Cash and cash equivalents	$ 690,587	$ 1,428,691
Investments, current	1,316,347	286,337
Accounts receivable, net	1,572,604	1,306,666
Prepaid expenses and other current assets	174,388	152,871
Deferred commissions, current	116,758	102,322
Total current assets	3,870,684	3,276,887
Investments, non-current	41,700	46,431
Accounts receivable, non-current	314,286	242,689
Operating lease right-of-use assets	186,981	229,198
Property and equipment, net	108,540	124,900
Intangible assets, net	119,588	164,769
Goodwill	1,416,920	1,401,628
Deferred commissions, non-current	242,731	200,876
Other assets	42,493	103,497
Total assets	$ 6,343,923	$ 5,790,875
Liabilities and Stockholders' Equity		
Current liabilities		
Accounts payable	$ 15,299	$ 59,206
Accrued compensation	357,550	396,952
Accrued expenses and other liabilities	229,480	257,979
Deferred revenue, current	1,657,685	1,384,605
Debt, current	775,656	—
Total current liabilities	3,035,670	2,098,742
Debt, non-current	3,099,289	3,137,731
Operating lease liabilities	202,268	225,556
Deferred revenue, non-current	91,102	86,584
Other liabilities, non-current	26,107	19,491
Total non-current liabilities	3,418,766	3,469,362
Total liabilities	6,454,436	5,568,104
Commitments and contingencies (Note 3)		
Stockholders' equity		
Preferred stock: $0.001 par value; 20,000,000 shares authorized; no shares issued or outstanding at January 31, 2023 and January 31, 2022	—	—
Common stock: $0.001 par value; 1,000,000,000 shares authorized; 164,833,781 shares outstanding at January 31, 2023, and 160,044,675 shares outstanding at January 31, 2022	171	167
Accumulated other comprehensive loss	(6,363)	(1,199)
Additional paid-in capital	4,671,776	5,032,351
Treasury stock, at cost: 6,806,618 shares at January 31, 2023 and 6,861,785 shares at January 31, 2022	(989,362)	(1,000,000)
Accumulated deficit	(3,786,735)	(3,808,548)
Total stockholders' equity (deficit)	(110,513)	222,771
Total liabilities and stockholders' equity	$ 6,343,923	$ 5,790,875

The accompanying notes are an integral part of these consolidated financial statements.

Splunk Inc.
CONSOLIDATED STATEMENTS OF OPERATIONS

(In thousands, except per share amounts)	Fiscal Year Ended January 31,		
	2023	**2022**	**2021**
Revenues			
Cloud services	$ 1,457,295	$ 943,785	$ 554,132
License	1,521,116	1,056,481	971,378
Maintenance and services	675,297	673,398	703,875
Total revenues	3,653,708	2,673,664	2,229,385
Cost of revenues [(1)]			
Cloud services	490,299	398,274	252,290
License	5,312	9,215	20,864
Maintenance and services	320,384	326,480	274,191
Total cost of revenues	815,995	733,969	547,345
Gross profit	2,837,713	1,939,695	1,682,040
Operating expenses [(1)]			
Research and development	997,170	1,029,574	791,026
Sales and marketing	1,621,518	1,534,600	1,336,056
General and administrative	454,531	522,350	335,144
Total operating expenses	3,073,219	3,086,524	2,462,226
Operating loss	(235,506)	(1,146,829)	(780,186)
Interest and other income (expense), net			
Interest income	25,401	2,583	13,850
Interest expense	(46,026)	(174,598)	(123,076)
Other income (expense), net	(9,320)	(1,939)	(11,636)
Total interest and other income (expense), net	(29,945)	(173,954)	(120,862)
Loss before income taxes	(265,451)	(1,320,783)	(901,048)
Income tax provision	12,411	18,314	6,932
Net loss	$ (277,862)	$ (1,339,097)	$ (907,980)
Basic and diluted net loss per share	$ (1.71)	$ (8.29)	$ (5.68)
Weighted-average shares used in computing basic and diluted net loss per share	162,376	161,628	159,744

_____
[(1)] Amounts include stock-based compensation expense, as follows:

Cost of revenues	$ 86,247	$ 79,968	$ 56,437
Research and development	339,624	327,065	271,120
Sales and marketing	247,505	246,447	198,346
General and administrative	115,762	141,338	92,752

The accompanying notes are an integral part of these consolidated financial statements.

FORM 10-K

Splunk Inc.
CONSOLIDATED STATEMENTS OF COMPREHENSIVE LOSS

(In thousands)		Fiscal Year Ended January 31,				
		2023		2022		2021
Net loss	$	(277,862)	$	(1,339,097)	$	(907,980)
Other comprehensive income (loss)						
Net unrealized loss on investments (net of tax)		(5,164)		(607)		(1,188)
Foreign currency translation adjustments		—		—		5,908
Total other comprehensive income (loss)		(5,164)		(607)		4,720
Comprehensive loss	$	(283,026)	$	(1,339,704)	$	(903,260)

The accompanying notes are an integral part of these consolidated financial statements.

Splunk Inc.
CONSOLIDATED STATEMENTS OF CASH FLOWS

(In thousands)	Fiscal Year Ended January 31,		
	2023	2022	2021
Cash flows from operating activities			
Net loss	$ (277,862)	$ (1,339,097)	$ (907,980)
Adjustments to reconcile net loss to net cash provided by (used in) operating activities:			
Depreciation and amortization	99,470	99,145	93,666
Amortization of deferred commissions	111,205	144,850	142,095
Amortization of investment premiums (accretion of discounts), net	(4,652)	1,741	(667)
Loss on strategic investment	—	—	4,500
Amortization of debt discount and issuance costs	10,279	140,847	98,977
Gain on extinguishment of convertible senior notes	—	—	(6,952)
Repurchase of convertible senior notes attributable to the accreted interest related to debt discount	—	—	(22,149)
Losses on facility exits	10,000	47,124	—
Non-cash operating lease costs	324	9,191	25,410
Stock-based compensation	789,138	794,818	618,655
Deferred income taxes	(2,695)	(579)	(3,590)
Other	879	785	1,045
Changes in operating assets and liabilities, net of acquisitions:			
Accounts receivable, net	(337,177)	(87,491)	(153,724)
Prepaid expenses and other assets	42,075	(8,215)	(45,476)
Deferred commissions	(167,496)	(242,080)	(160,001)
Accounts payable	(43,907)	33,115	(9,082)
Accrued compensation	(39,402)	114,966	(3,805)
Accrued expenses and other liabilities	(15,337)	90,079	3,814
Deferred revenue	274,788	328,849	134,402
Net cash provided by (used in) operating activities	449,630	128,048	(190,862)
Cash flows from investing activities			
Purchases of property and equipment	(13,620)	(10,671)	(37,107)
Capitalized software development costs	(8,782)	(9,361)	(14,602)
Purchases of marketable securities	(1,536,558)	(388,741)	(87,135)
Maturities of marketable securities	515,950	178,124	995,878
Purchases of strategic investments	(6,734)	(23,750)	—
Acquisitions, net of cash acquired	(21,950)	(80,333)	(56,383)
Other investment activities	1,534	980	(3,461)
Net cash provided by (used in) investing activities	(1,070,160)	(333,752)	797,190
Cash flows from financing activities			
Proceeds from the exercise of stock options	1,457	2,430	3,473
Proceeds from employee stock purchase plan	78,318	79,938	79,949
Proceeds from the issuance of convertible senior notes, net of issuance costs	—	981,920	1,246,544
Purchase of capped calls	—	—	(137,379)
Partial repurchase of convertible senior notes	—	—	(668,929)
Repurchases of common stock	—	(1,000,000)	—

Splunk Inc.
CONSOLIDATED STATEMENTS OF CASH FLOWS

Taxes paid related to net share settlement of equity awards		(197,349)		(200,957)	(140,776)
Net cash provided by (used in) financing activities		(117,574)		(136,669)	382,882
Effect of exchange rate changes on cash and cash equivalents		—		—	3,201
Net increase (decrease) in cash and cash equivalents		(738,104)		(342,373)	992,411
Cash and cash equivalents at beginning of period		1,428,691		1,771,064	778,653
Cash and cash equivalents at end of period	$	690,587	$	1,428,691 $	1,771,064
Supplemental disclosures					
Cash paid for income taxes	$	17,131	$	5,401 $	9,760
Cash paid for interest		42,111		24,900	29,654
Non-cash investing and financing activities					
Increase in accrued purchases of property and equipment		1,348		4,273	4,148
Equity consideration for acquisitions		—		939	7,254

The accompanying notes are an integral part of these consolidated financial statements.

Splunk Inc.
CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY (DEFICIT)

(In thousands, except share amounts)	Common Stock Shares	Amount	Additional Paid-in Capital	Treasury Stock at Cost	Accumulated Other Comprehensive Income (Loss)	Accumulated Deficit	Total Stockholders' Equity (Deficit)
Balances at January 31, 2020	157,787,548	$ 157	$ 3,566,055	$ —	$ (5,312)	$ (1,561,471)	$ 1,999,429
Stock-based compensation	—	—	618,655	—	—	—	618,655
Capitalized software development costs	—	—	8,019	—	—	—	8,019
Issuance of common stock upon exercise of options	352,910	—	3,472	—	—	—	3,472
Vesting of restricted and performance stock units	4,252,183	5	—	—	—	—	5
Issuance of restricted stock awards	78,897	—	—	—	—	—	—
Issuance of common stock from acquisitions	31,521	—	4,941	—	—	—	4,941
Fair value of replacement equity awards attributable to pre-acquisition service	—	—	2,313	—	—	—	2,313
Vesting of early exercised options	—	—	203	—	—	—	203
Taxes paid related to net share settlement of equity awards	—	—	(140,776)	—	—	—	(140,776)
Issuance of common stock upon ESPP purchase	644,080	1	79,949	—	—	—	79,950
Equity component of convertible senior notes, net	—	—	342,062	—	—	—	342,062
Purchase of capped calls	—	—	(137,379)	—	—	—	(137,379)
Partial repurchase of convertible senior notes	—	—	(283,629)	—	—	—	(283,629)
Unrealized loss from investments (net of tax)	—	—	—	—	(1,188)	—	(1,188)
Net change in cumulative translation adjustments	—	—	—	—	5,908	—	5,908
Net loss	—	—	—	—	—	(907,980)	(907,980)
Balances at January 31, 2021	163,147,139	163	4,063,885	—	(592)	(2,469,451)	1,594,005
Stock-based compensation	—	—	794,818	—	—	—	794,818
Capitalized software development costs	—	—	3,539	—	—	—	3,539
Issuance of common stock upon exercise of options	217,982	—	2,430	—	—	—	2,430
Vesting of restricted and performance stock units	2,761,401	4	—	—	—	—	4
Issuance of restricted stock awards	9,307	—	—	—	—	—	—
Fair value of replacement equity awards attributable to pre-acquisition service	—	—	939	—	—	—	939
Vesting of early exercised options	—	—	92	—	—	—	92
Taxes paid related to net share settlement of equity awards	—	—	(200,961)	—	—	—	(200,961)
Issuance of common stock upon ESPP purchase	794,260	—	79,938	—	—	—	79,938
Equity component of convertible senior notes, net	—	—	287,671	—	—	—	287,671
Repurchases of common stock	(6,885,414)	—	—	(1,000,000)	—	—	(1,000,000)
Unrealized loss from investments (net of tax)	—	—	—	—	(607)	—	(607)
Net loss	—	—	—	—	—	(1,339,097)	(1,339,097)
Balances at January 31, 2022	160,044,675	167	5,032,351	(1,000,000)	(1,199)	(3,808,548)	222,771
Cumulative-effect adjustment from adoption of ASUs	—	—	(1,026,611)		—	299,675	(726,936)
Stock-based compensation	—	—	789,136	—	—	—	789,136

74

Splunk Inc.
CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY (DEFICIT)

Capitalized software development costs	—	—	5,115	—	—	—	5,115
Issuance of common stock upon exercise of options	98,027	—	1,457	—	—	—	1,457
Vesting of restricted and performance stock units	3,425,643	3	(10,638)	10,638	—	—	3
Issuance of restricted stock awards	229,046	—	—	—	—	—	—
Vesting of early exercised options	—	—	1	—	—	—	1
Taxes paid related to net share settlement of equity awards	—	—	(197,352)	—	—	—	(197,352)
Issuance of common stock upon ESPP purchase	1,036,390	1	78,317	—	—	—	78,318
Unrealized loss from investments (net of tax)	—	—	—	—	(5,164)	—	(5,164)
Net loss	—	—	—	—	—	(277,862)	(277,862)
Balances at January 31, 2023	**164,833,781**	**$ 171**	**$ 4,671,776**	**$ (989,362)**	**$ (6,363)**	**$ (3,786,735)**	**$ (110,513)**

The accompanying notes are an integral part of these consolidated financial statements.

(1) Description of the Business and Significant Accounting Policies

Business

Splunk Inc. ("we," "us," "our") helps customers build a safer and more resilient digital world. We deliver innovative solutions that enable organizations to harness the value of their data to help keep their digital systems secure, available and performant. As organizations' reliance on resilient systems continues to increase, it is critical that they keep pace with increasing complexity and potential vulnerabilities associated with these systems. Our solutions for security and observability empower Security Operations ("SecOps"), IT Operations ("ITOps"), and Development Operations ("DevOps") teams to maintain resilient systems by monitoring and securing them more quickly and efficiently. We also believe our offerings empower operational transformation, helping customers move from reactive, non-scalable and ineffective approaches to proactive, automated, and machine learning ("ML")-assisted processes that drive better outcomes even as the scale and complexity of their technology continue to grow. We were incorporated in California in October 2003 and reincorporated in Delaware in May 2006.

Fiscal Year

Our fiscal year ends on January 31. References to fiscal 2023, for example, refer to the fiscal year ended January 31, 2023.

Basis of Presentation

We prepared our consolidated financial statements in accordance with generally accepted accounting principles ("GAAP"). The accompanying consolidated financial statements include the accounts of Splunk Inc. and its direct and indirect wholly-owned subsidiaries. All intercompany balances and transactions have been eliminated upon consolidation.

Use of Estimates

The preparation of financial statements in conformity with GAAP requires management to make estimates, judgments and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and reported amounts of revenues and expenses during the reporting periods covered by the financial statements and accompanying notes. In particular, we make estimates with respect to the stand-alone selling price for each distinct performance obligation included in customer contracts with multiple performance obligations, uncollectible accounts receivable, the assessment of the useful life and recoverability of long-lived assets (property and equipment, goodwill and identified intangibles), the period of benefit for deferred commissions, stock-based compensation expense, the fair value of the liability component of the convertible debt, the fair value of assets acquired and liabilities assumed in business combinations, income taxes, the discount rate used for operating leases, and contingencies. Actual results could differ from those estimates.

Segments

We operate our business as one operating segment: the development and marketing of cloud services and licensed software solutions that enable our customers to gain real-time business insights by harnessing the value of their data. Our chief operating decision maker is our Chief Executive Officer, who reviews financial information presented on a consolidated basis for purposes of making operating decisions, assessing financial performance and allocating resources.

Foreign Currency

The functional currency of our foreign subsidiaries is the U.S. Dollar. Foreign currency transaction gains and losses are included in "Other income (expense), net" on our consolidated statements of operations and were not material during fiscal 2023, 2022, and 2021.

FORM 10-K

Foreign Currency Contracts

We may use foreign currency forward contracts as a part of our strategy to manage exposure related to foreign currency denominated monetary assets and liabilities. These contracts typically have maturities of one month. They are not designated as cash flow or fair value hedges under ASC Topic 815, Derivatives and Hedging. These contracts hedge assets and liabilities that are denominated in foreign currencies and are carried at fair value as either assets or liabilities on our consolidated balance sheets with changes in the fair value included in "Other income (expense), net" on our consolidated statements of operations.

Business Combinations

We use our best estimates and assumptions to allocate the fair value of purchase consideration to the tangible and intangible assets acquired and liabilities assumed based on their estimated fair values. The excess of the fair value of purchase consideration over the fair values of these identifiable assets and liabilities is recorded as goodwill. We apply significant judgment in determining the fair value of the intangible assets acquired, which involves the use of significant estimates and assumptions with respect to revenue growth rates, royalty rate and technology migration curve. While we use our best estimates and judgments, our estimates are inherently uncertain and subject to refinement. During the measurement period, which may be up to one year from the acquisition date, we may record adjustments to the fair value of these tangible and intangible assets acquired and liabilities assumed, with the corresponding offset to goodwill. In addition, uncertain tax positions and tax-related valuation allowances are initially established in connection with a business combination as of the acquisition date. We continue to collect information and reevaluate these estimates and assumptions quarterly and record any adjustments to our preliminary estimates to goodwill provided that we are within the measurement period. Upon the conclusion of the final determination of the fair value of assets acquired or liabilities assumed during the measurement period, any subsequent adjustments are included in our consolidated statements of operations.

Revenue Recognition

We generate revenues in the form of cloud services fees, license and related maintenance fees, and other service fees. Cloud services are provided on a subscription basis and give our customers access to our cloud solutions, which include related customer support. Licenses for on-premises software ("licenses") are typically term licenses and provide the customer with a right to use the software. When a term license is purchased, maintenance is bundled with the license for the term of the license period. Other services include training and professional services that are not integral to the functionality of the cloud services or licenses.

Our contracts with customers often contain multiple performance obligations, which may include a combination of cloud services, licenses, related maintenance and support services, and professional services including training. We apply significant judgment in identifying and accounting for each performance obligation, as a result of evaluating the terms and conditions in contracts. For these contracts, we account for cloud services, licenses, maintenance and support, and other services as separate performance obligations as they are each distinct. Revenue is recognized when the performance obligations are satisfied. As we satisfy our cloud services performance obligation over customers' contract terms, we recognize related revenue ratably beginning when access is provided to the customer, consistent with the pattern of transfer of benefits to the customer of such services. We satisfy our obligation and recognize revenue for licenses upon transfer of control of the licenses, which occurs at delivery of the license key to customers, or when the license term commences, if later. We satisfy our maintenance and support performance obligations and recognize revenue ratably over the maintenance and support term, consistent with the pattern of benefit to the customer of such services. Professional services and training are either provided on a time and material basis or over a contract term. We satisfy our professional services and training performance obligations and recognize the associated revenue as services are delivered. With respect to contracts that include customer acceptance provisions, we recognize revenue upon customer acceptance. Our policy is to record revenues net of any applicable sales, use, goods and services, value added, and excise taxes.

Customers can purchase our products under different pricing options. Regardless of the pricing option selected, the consideration for our cloud services and license contracts is fixed and does not result in variable consideration. The transaction price is allocated to the separate performance obligations on a relative standalone selling price ("SSP") basis. We determine the SSP based on an observable standalone selling price when it is available, as well as other factors, including the price charged to customers, our discounting practices, and our overall pricing objectives, while maximizing observable inputs. In situations where pricing is highly variable, we estimate the SSP using the residual approach.

Most of our multi-year cloud services and license contracts are invoiced annually. A receivable for multi-year cloud services is generally recorded upon invoicing. A receivable for multi-year license contracts is recorded upon delivery, whether or not invoiced, to the extent we have an unconditional right to receive payment in the future related to those licenses. The non-current portion of these receivables, primarily consisting of unbilled receivables from multi-year license contracts, is included in "Accounts receivable, non-current" on our consolidated balance sheets.

Payment terms and conditions vary by contract type, although our standard payment terms generally require payment within 30 to 60 days. In instances where the timing of revenue recognition differs from the timing of payment, we have determined our contracts do not generally include a significant financing component. The primary purpose of our invoicing terms is to provide customers with simplified and predictable ways of purchasing our products and services, not to receive financing from our customers or to provide customers with financing.

Deferred revenue is recorded when we invoice a contract or deliver a license prior to recognizing revenue. It is comprised of balances related to cloud services, maintenance, training and professional services invoiced at the beginning of each service period, as well as licenses that were delivered prior to the license term commencing.

Deferred Sales Commissions

Sales commissions paid to our sales force and the related payroll taxes are considered incremental and recoverable costs of obtaining a contract with a customer. Costs related to new cloud services and term license contracts are amortized in proportion to the transfer of related services and delivery of licenses, including renewals, over the average period of benefit. We have determined that the average period of benefit related to these costs is five years, which is longer than our customers' initial contract periods, but reflects the average period of benefit, including expected contract renewals. In arriving at this average period of benefit we considered the nature of our customer contracts, the duration of our relationships with customers, and the estimated life cycles of our technology. Costs related to renewals are amortized over the contract period.

In capitalizing and amortizing deferred commissions, we have elected to apply a portfolio approach. We include capitalized costs in "Deferred commissions, current and non-current" on our consolidated balance sheets and related amortization of deferred commissions in "Sales and marketing" expense on our consolidated statements of operations. There were no impairments to deferred commissions for all periods presented. Commission expense was $156.2 million, $177.7 million and $223.6 million for fiscal 2023, 2022 and 2021, respectively.

Cash and Cash Equivalents

We consider all highly liquid instruments with original maturities of 90 days or less at the date of purchase to be cash equivalents. Cash and cash equivalents are recorded at cost, which approximates fair value. We do not hold or issue financial instruments for trading purposes.

Investments

For our investments in marketable debt securities, we determine the appropriate classification at the time of purchase and reevaluate such determination at each balance sheet date. All securities are classified as available-for-sale and are carried at fair value. When the fair value of a security is below its amortized cost, the carrying value of the security will be reduced to its fair value if it is more likely than not that management is required to sell the impaired security before recovery of its amortized basis, or management has the intention to sell the security. If neither of these conditions are met, we determine whether the impairment is due to credit losses by comparing the present value of the expected cash flows of the security with its amortized cost basis. The amount of impairment recognized is limited to the excess of the amortized cost over the fair value of the security. An allowance for credit losses for the excess of amortized cost over the expected cash flows is recorded in "Other income (expense), net" on our consolidated statements of operations. Non-credit related impairment losses are reported as a separate component on our consolidated statements of comprehensive income (loss). The cost of securities sold is based on the specific-identification method. Interest on securities classified as available-for-sale is included in "Interest income" on our consolidated statements of operations.

Investments in entities where we have the ability to exercise significant influence, but not control, over the investee are accounted for using the equity method of accounting. Our results of operations will include, as a component of "Other income (expense), net," our share of the net income or loss of the equity investments accounted for under the equity method of accounting. Those equity investments over which we do not have the ability to exercise significant influence and that do not have readily determinable fair values are accounted for at cost, less impairment and adjusted for subsequent observable price changes obtained from transactions for identical or similar investments issued by the same issuer. Changes in the basis of these investments will be recognized in "Other income (expense), net."

Concentration of Risk

Financial instruments that potentially subject us to credit risk consist principally of cash and cash equivalents, investments and accounts receivable. We maintain the majority of our cash balance with two financial institutions that management believes are high-credit, quality financial institutions and invest our cash equivalents in highly rated money market funds.

Our accounts receivable is subject to collection risk. Our gross accounts receivable is reduced for this risk by an allowance for doubtful accounts. This allowance is for estimated losses resulting from the inability of our customers to make required payments. It is an estimate and is regularly evaluated for adequacy by taking into consideration a combination of factors. We look at factors such as past collection experience, credit quality of the customer, age of the receivable balance, and current economic conditions. These factors are reviewed to determine whether an allowance for bad debts should be recorded to reduce the receivable balance to the amount believed to be collectible. The allowance for doubtful accounts balances at January 31, 2023 and 2022, and the related bad debt expense and write-off activity for fiscal 2023, 2022 and 2021 were immaterial.

Goodwill, Intangible Assets, Long-Lived Assets and Impairment Assessments

Goodwill and indefinite-lived intangible assets are carried at cost and are evaluated annually for impairment, or more frequently if circumstances exist that indicate that impairment may exist. When conducting our annual goodwill impairment assessment, we perform a quantitative evaluation of whether goodwill is impaired by comparing the fair value of our reporting unit to its carrying value. We consider the enterprise to be the reporting unit for this analysis. If the carrying amount of our reporting unit exceeds its fair value, we recognize an impairment loss in an amount equal to that excess.

Finite-lived intangible assets are amortized over their useful lives. Each period we evaluate the estimated remaining useful life of our finite-lived intangible assets and whether events or changes in circumstances warrant a revision to the remaining period of amortization. In addition, we evaluate the recoverability of our long-lived assets including intangible and tangible assets for impairment whenever events or changes in circumstances indicate that the carrying value of these assets may not be recoverable. Recoverability of these assets is measured by comparison of the carrying amount of each asset to the future undiscounted cash flows the asset is expected to generate. If the undiscounted cash flows used in the test for recoverability are less than the carrying amount of these assets, then the carrying amount of such asset is reduced to fair value.

Property and Equipment

Property and equipment are stated at cost net of accumulated depreciation and amortization. Depreciation is calculated using the straight-line method over the estimated useful lives of the assets ranging from generally three to five years. Leasehold improvements are amortized over the shorter of the estimated useful life or the remaining lease term. When assets are retired or disposed of, the cost and accumulated depreciation are removed from the accounts, and any resulting gains or losses are included on our consolidated statements of operations. Maintenance and repairs that do not improve or extend the lives of the respective assets are charged to expense in the period incurred.

The following table presents the estimated useful lives of our property and equipment:

Property and Equipment	Useful Life
Computer equipment and software	3 years
Furniture and fixtures	5 years
Leasehold improvements	Shorter of the useful life of the asset or the lease term

Capitalized Software Development and Implementation Costs

Development costs for software to be sold, leased, or otherwise marketed are capitalized beginning when a product's technological feasibility has been established by completion of a working model of the product and amortization begins when a product is available for general release to customers. The costs incurred and periods between the achievement of technological feasibility and general release of our products have been insignificant.

We capitalize certain costs incurred in connection with the development of software for internal use ("development costs") and the implementation of cloud computing services and on-premise software purchased for internal use ("implementation costs"). Costs incurred during the preliminary planning and evaluation stage of each project and during the post implementation operational stage are expensed as incurred. Costs incurred during the application development stage, which includes configuration and coding activities, of each project are capitalized. Capitalized development costs are included in "Property and equipment, net" on our consolidated balance sheets. The current portion of capitalized implementation costs are included in "Prepaid expenses and other current assets" and the non-current portion are included in "Other assets" on our consolidated balance sheets. We capitalized $13.9 million and $12.9 million of development costs in fiscal 2023 and 2022, respectively. We did not capitalize any implementation costs in fiscal 2023 and 2022. Capitalized development costs are amortized on a straight-line basis over their estimated useful lives, which are generally 3 years, and capitalized implementation costs are amortized on a straight-line basis over the term of the related arrangement, including anticipated renewals. We recognized $12.8 million, $7.1 million and $1.5 million in amortization expense related to capitalized implementation and development costs during fiscal 2023, 2022 and 2021, respectively.

Leases

We determine if an arrangement contains a lease and the classification of that lease, if applicable, at the inception of a contract. We primarily lease our facilities under operating leases. Operating lease right-of-use assets and liabilities are recognized at the present value of the future lease payments at the lease commencement date. We calculate the operating lease right-of-use assets based on the corresponding lease liability adjusted for (i) payments made at or before the commencement date, (ii) initial direct costs we incur and (iii) tenant incentives under the lease. We do not account for renewals or early terminations unless we are reasonably certain to exercise these options at commencement. Operating lease right-of-use assets are subject to evaluation for impairment or disposal on a basis consistent with other long-lived assets. Operating lease expense is recognized on a straight-line basis over the lease term. We account for lease and non-lease components as a single lease component for our operating leases. We do not include leases with terms of 12 months or less on our consolidated balance sheets.

As the implicit rate for our operating leases is generally not determinable, we use our incremental borrowing rate as our discount rate at the lease commencement date to determine the present value of lease payments. We determine the discount rate of our leases by considering various factors, such as our credit rating, interest rates of similar debt instruments of entities with comparable credit ratings, the lease term and the currency in which the lease is denominated.

Our operating lease assets are included in "Operating lease right-of-use assets" and the current and non-current portions of our operating lease liabilities are included in "Accrued expenses and other liabilities" and "Operating lease liabilities," respectively, on our consolidated balance sheets. As of January 31, 2023, we had no finance leases. Refer to Note 4 "Leases" for details.

Advertising Expense

We expense advertising costs as incurred. We incurred $23.6 million, $25.5 million and $36.8 million in advertising expenses for fiscal 2023, 2022 and 2021, respectively. Advertising costs are included in "Sales and marketing" expenses on our consolidated statements of operations.

Stock-Based Compensation

We recognize compensation expense for all share-based payment awards, including stock options, restricted stock units ("RSUs"), performance units ("PSUs") and restricted stock awards ("RSAs"), based on the estimated fair value of the award on the grant date over the related vesting periods. The expense recorded is based on awards ultimately expected to vest and therefore is reduced by estimated forfeitures. Forfeitures are estimated at the time of grant and revised, if necessary, in subsequent periods if actual forfeitures differ from those estimates.

The fair value of each option grant and stock purchase right granted under the Employee Stock Purchase Plan ("ESPP") is estimated on the date of grant using the Black-Scholes option pricing model. We recognize stock-based compensation related to our ESPP using the graded-vesting attribution method over the offering period. Prior to December

FORM 10-K

2022, each offering period was twelve months. Beginning in December 2022, we increased the offering period to twenty four months. Stock-based compensation expense is recognized net of estimated forfeiture activity. Outside of the ESPP, options are generally only granted in connection with business combinations for the purpose of replacing unvested awards of acquiree employees.

The determination of the grant date fair value of options using an option-pricing model is affected by assumptions regarding a number of other complex and subjective variables, which include our expected stock price volatility over the expected term of the options, stock option exercise and cancellation behaviors, risk-free interest rates and expected dividends. The expected term of the options is based on the average period the stock options are expected to remain outstanding calculated as the midpoint of the vesting terms and contractual expiration periods, as we do not have sufficient historical information to develop reasonable expectations about future exercise patterns and post-vesting employment termination behavior. The expected stock price volatility for our stock is determined by examining the historical volatility of our common stock. The risk-free interest rate is based on the U.S. Treasury yield curve in effect at the date closest to the grant date for zero-coupon U.S. Treasury notes with maturities that approximate the expected term. The dividend yield assumption is zero as we do not have any history of, nor plans to make, dividend payments.

Compensation expense for PSUs with performance or market conditions is measured using the fair value at the date of grant and recorded over the vesting period under the graded-vesting attribution method, and may be adjusted over the vesting period based on interim estimates of performance against pre-set objectives. We use a Monte Carlo option-pricing model to determine the fair value of PSUs with market conditions.

Income Taxes

We account for income taxes under the asset and liability method. Deferred tax assets and liabilities are recognized for the future tax consequences of differences between the financial statement carrying amounts of assets and liabilities and their respective tax basis and for operating loss and tax credit carryforwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which the temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in the period that includes the enactment date.

We record a valuation allowance to reduce deferred income tax assets to the extent that we believe any deferred tax assets are not more-likely-than-not to be realized. Because of our history of U.S. net operating losses, we have established a full valuation allowance on our U.S. deferred tax assets. We regularly assess the need for the valuation allowance, and if we determine that an adjustment is needed, we will record the necessary adjustment in the period that the determination is made.

Our tax positions are subject to income tax audits by multiple tax jurisdictions. We recognize the tax benefit of an uncertain tax position only if it is more likely than not that the position is sustainable upon examination, based solely on its technical merits. We measure the tax benefit recognized as the largest amount of benefit which is more likely than not to be realized upon settlement.

Recently Adopted Accounting Standards

Standard	Description	Effective Date	Effect on the Consolidated Financial Statements (or Other Significant Matters)
Accounting Standards Update ("ASU") No. 2020-06, Debt - Debt with Conversion and Other Options (Subtopic 470-20) and Derivatives and Hedging - Contracts in Entity's Own Equity (Subtopic 815 - 40)	This ASU amends the guidance on convertible instruments and the derivatives scope exception for contracts in an entity's own equity, which reduces the number of accounting models for convertible debt instruments and convertible preferred stock. Convertible instruments will no longer have to be separated into debt and equity components. Convertible debt instruments will be reported as a single liability and convertible preferred stock will be reported as a single equity instrument. Similarly, the embedded conversion feature will no longer be amortized as interest expense over the life of the instrument. Instead, a convertible debt instrument will be accounted for wholly as debt unless 1) a convertible instrument contains features that require bifurcation as a derivative, or 2) a convertible debt instrument was issued at a substantive premium. Among other potential impacts, this ASU is expected to reduce reported interest expense, decrease reported net loss, and result in a reclassification of certain conversion feature balance sheet amounts from stockholder's equity to liabilities as it relates to the convertible senior notes. This ASU also simplifies the diluted earnings per share calculations by requiring the use of the if-converted method and that the effect of potential share settlement be included in diluted earnings per share calculations.	We adopted this standard as of February 1, 2022, using the modified retrospective method of transition, under which, financial results reported in periods prior to fiscal 2023 were not adjusted.	Under this new standard, the previously recorded equity components of the convertible senior notes outstanding and amortization of the debt discount and issuance costs classified as equity were reclassified from equity to debt through an adjustment to the opening balance of accumulated deficit as of February 1, 2022 which will result in reduced interest expense in future periods. Adoption of the standard resulted in a decrease to accumulated deficit of $299.7 million, decrease to additional paid-in capital of $1 billion and an increase to convertible senior notes, net of $726.9 million.
ASU No. 2021-08, Business Combinations (Topic 805): Accounting for Contract Assets and Contract Liabilities from Contracts with Customers	This ASU amends the guidance on accounting related to contract assets and liabilities acquired in business combinations. Entities will be required to recognize and measure contract assets and contract liabilities acquired in a business combination in accordance with Topic 606. Prior to this ASU, an acquirer generally recognizes contract assets and contract liabilities at fair value on the acquisition date. The guidance should be applied prospectively to business combinations occurring on or after the effective date of the amendment in this update.	We adopted this standard as of February 1, 2022.	The adoption of this new standard did not have a material impact on our consolidated financial statements.

Recently Issued Accounting Pronouncements

There have been no accounting pronouncements or changes in accounting pronouncements that are significant or potentially significant to the company.

(2) Investments and Fair Value Measurements

The carrying amounts of certain of our financial instruments including cash equivalents, accounts receivable, accounts payable and accrued liabilities approximate fair value due to their short-term maturities.

Assets and liabilities recorded at fair value in the consolidated financial statements are categorized based upon the level of judgment associated with the inputs used to measure their fair value. Hierarchical levels that are directly related to the amount of subjectivity associated with the inputs to the valuation of these assets or liabilities are as follows:

Level 1—Observable inputs, such as quoted prices in active markets for identical assets or liabilities.

Level 2—Observable inputs other than Level 1 prices such as quoted prices for similar assets or liabilities, quoted prices in markets that are not active, or other inputs that are observable or can be corroborated by observable market data for substantially the full term of the assets or liabilities.

Level 3—Unobservable inputs that are supported by little or no market activity and that are significant to the fair value of the assets or liabilities.

Assets and liabilities measured at fair value are classified in their entirety based on the lowest level of input that is significant to the fair value measurement. Our assessment of the significance of a particular input to the fair value measurement in its entirety requires management to make judgments and consider factors specific to the asset or liability.

The following table sets forth the fair value of our financial assets that were measured on a recurring basis:

	January 31,							
	2023				2022			
(In thousands)	Level 1	Level 2	Level 3	Total	Level 1	Level 2	Level 3	Total
Assets:								
Money market funds	$ 316,943	$ —	$ —	$ 316,943	$1,056,296	$ —	$ —	$1,056,296
U.S. government and agency securities	—	1,180,861	—	1,180,861	—	8,024	—	8,024
Corporate bonds	—	53,833	—	53,833	—	131,015	—	131,015
Commercial paper	—	141,359	—	141,359	—	160,230	—	160,230
Reported as:								
Assets:								
Cash and cash equivalents				$ 376,649				$1,059,296
Investments, current				1,316,347				286,337
Investments, non-current				—				9,932
Total				$1,692,996				$1,355,565

Our investments in money market funds are measured at fair value on a recurring basis. These money market funds are actively traded and reported daily through a variety of sources. The fair value of the money market fund investments is classified as Level 1.

The following table presents our investments in available-for-sale debt securities as of January 31, 2023:

(In thousands)	Amortized Cost	Unrealized Gains	Unrealized Losses	Fair Value
Cash and cash equivalents:				
U.S. government and agency securities	$ 59,732	$ —	$ (26)	$ 59,706
Investments, current:				
U.S. government and agency securities	1,125,700	1	(4,546)	1,121,155
Corporate bonds	54,173	2	(342)	53,833
Commercial paper	142,061	—	(702)	141,359
Total available-for-sale investments	$ 1,381,666	$ 3	$ (5,616)	$ 1,376,053

The following table presents our investments in available-for-sale debt securities as of January 31, 2022:

(In thousands)	Amortized Cost	Unrealized Gains	Unrealized Losses	Fair Value
Cash and cash equivalents:				
Commercial paper	$ 3,000	$ —	$ —	$ 3,000
Investments, current:				
Corporate bonds	131,253	2	(240)	131,015
Commercial paper	155,469	—	(147)	155,322
Investments, non-current:				
U.S. government and agency securities	8,036	—	(12)	8,024
Commercial paper	1,914	—	(6)	1,908
Total available-for-sale investments	$ 299,672	$ 2	$ (405)	$ 299,269

The following table presents the fair values and unrealized losses related to our investments in available-for-sale debt securities classified by length of time that the securities have been in a continuous unrealized loss position as of January 31, 2023:

(In thousands)	Less than 12 Months		12 Months or Greater		Total	
	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses
U.S. government and agency securities	$1,162,226	$ (4,530)	$ 7,959	$ (42)	$1,170,185	$ (4,572)
Corporate bonds	50,258	(328)	1,887	(14)	52,145	(342)
Commercial paper	141,359	(702)	—	—	141,359	(702)
Total	$1,353,843	$ (5,560)	$ 9,846	$ (56)	$1,363,689	$ (5,616)

The following table presents the fair values and unrealized losses related to our investments in available-for-sale debt securities classified by length of time that the securities have been in a continuous unrealized loss position as of January 31, 2022:

(In thousands)	Less than 12 Months		12 Months or Greater		Total	
	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses
U.S. government and agency securities	$ 8,024	$ (12)	$ —	$ —	$ 8,024	$ (12)
Corporate bonds	130,007	(240)	—	—	130,007	(240)
Commercial paper	145,231	(153)	—	—	145,231	(153)
Total	$ 283,262	$ (405)	$ —	$ —	$ 283,262	$ (405)

The contractual maturities of our investments as of January 31, 2023 are as follows (in thousands):

Due within one year	$ 1,376,053
Total	$ 1,376,053

Investments with maturities of less than 12 months from the balance sheet date are classified as current assets, which are available for use to fund current operations. Investments with maturities greater than 12 months from the balance sheet date are classified as non-current assets.

Convertible Senior Notes

Refer to Note 7 "Convertible Senior Notes" for details regarding the fair value of our convertible senior notes.

Equity Investments

Our equity investments are included in "Investments, non-current" on our consolidated balance sheets. The following table provides a summary of our equity investments:

	January 31,	
(In thousands)	2023	2022
Equity investments without readily determinable fair values	$ 37,994	$ 33,744
Equity investments under the equity method of accounting	3,706	2,755
Total	$ 41,700	$ 36,499

(3) Commitments and Contingencies

Legal Proceedings

A putative class action lawsuit alleging violations of the federal securities laws was filed on December 4, 2020 in the U.S. District Court for the Northern District of California (the "Court") against us, our former Chief Executive Officer and our former Chief Financial Officer. The initial complaint alleged violations of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), for allegedly making materially false and misleading statements regarding our financial guidance and asserted a putative class period of October 21, 2020 to December 2, 2020. On March 16, 2021, the Court appointed Louisiana Sheriffs' Pension & Relief Fund as lead plaintiff and approved its selection of lead plaintiff counsel in the case. On June 7, 2021, the lead plaintiff filed an amended complaint which expanded the putative class period to run from March 26, 2020 to December 2, 2020 and alleges that defendants made materially false and misleading statements regarding our marketing efforts, hiring practices, and retention of personnel. The lead plaintiff seeks unspecified monetary damages and other relief. On July 27, 2021, defendants filed a motion to dismiss the amended complaint. On March 21, 2022, the Court issued a decision granting in part and denying in part defendants' motion to dismiss. On July 22, 2022, the lead plaintiff filed a motion seeking to certify a class of investors who purchased Company stock between May 21, 2020 and December 2, 2020.

On January 30, 2023, the parties entered into a stipulation of settlement, subject to Court approval. The settlement resolves all claims asserted against us and the other named defendants without any admission, concession, or finding of any fault, liability, or wrongdoing by defendants. Under the terms of the settlement, we will cause $30 million to be paid into a settlement escrow account, of which $4.6 million has been paid by us in satisfaction of the retention limit of its primary Director & Officer ("D&O") insurance policy and $25.4 million will be paid by our insurers, in return for a release of claims and dismissal of the case. On February 7, 2023, lead plaintiff filed an unopposed motion for preliminary approval of the settlement, which attaches the stipulation of settlement. The motion for preliminary approval of the settlement is scheduled for hearing by the Court on April 6, 2023. The Company recognized a liability, which is included in "Accrued expenses and other liabilities" on our consolidated balance sheets, in the amount of $25.4 million which represents the company's remaining obligation to settle claims under the stipulation of settlement as of January 31, 2023. A corresponding receivable was recognized, which is included in "Prepaid expenses and other current assets" on our consolidated balance sheets, which represents the insurance proceeds we are entitled to under our D&O insurance policy that will be paid by our insurers to settle claims on our behalf.

Ten derivative lawsuits related to the securities class action were filed in February, March, and April 2021 October 2022, December 2022, January 2023, February 2023, and March 2023 in the U.S. District Court for the Northern District of California, the California Superior Court, San Francisco County, and the Court of Chancery of the State of Delaware (three of which have been consolidated). The lawsuits name our former Chief Executive Officer, our former Chief Financial Officer, several other current and former officers, and many of our current and former board members as defendants, and the company as a nominal defendant. The lawsuits allege claims for breach of fiduciary duties, unjust enrichment, waste of corporate assets, abuse of control, and gross mismanagement against the defendants, and claims for contribution under Sections 10(b) and 21D of the Exchange Act against only our former Chief Executive Officer and former Chief Financial Officer. The plaintiffs seek unspecified monetary damages and other relief on behalf of the company. The courts have stayed the derivative actions filed in 2021 and 2022 pursuant to stipulation of the parties until after a ruling on the motion for class certification in the federal securities case. On August 9, 2021, we received a demand letter alleging claims similar to those in the derivative lawsuits and requesting that our board of directors launch an investigation on such matters. On May 23, 2022, the board of directors formed a committee to evaluate the stockholder's demand and make recommendations to the full board of directors. On September 13, 2022, we received a second demand letter alleging claims similar to those in the derivative lawsuits and requesting that our board of directors launch an investigation. This second demand is also being evaluated by the board committee. In April, July and August, 2022, the board of directors received three demands made on behalf of stockholders to inspect the books and records of the company pursuant to Section 220 of the Delaware General Corporation Law. The demands seek records related to the board and to the allegations at issue in the underlying putative class action.

We are also subject to certain routine legal and regulatory proceedings, as well as demands and claims that arise in the normal course of our business. We make a provision for a liability relating to legal matters when it is both probable that a liability has been incurred and the amount of the loss can be reasonably estimated. These provisions are reviewed at least quarterly and adjusted to reflect the impact of negotiations, estimated settlements, legal rulings, advice of legal counsel and other information and events pertaining to a particular matter. In our opinion, resolution of any pending claims (either individually or in the aggregate) is not expected to have a material adverse impact on our consolidated results of operations, cash flows or financial position, nor is it possible to provide an estimated amount of any such loss. However, depending on the nature and timing of any such dispute, an unfavorable resolution of a matter could materially affect our future financial position, results of operations or cash flows, or all, in a particular period.

Indemnification Arrangements

During the ordinary course of business, we may indemnify, hold harmless and agree to reimburse for losses suffered or incurred, our customers, vendors, and each of their affiliates for certain intellectual property infringement and other claims by third parties with respect to our offerings, in connection with our commercial license arrangements or related to general business dealings with those parties.

As permitted under Delaware law, we have entered into indemnification agreements with our officers, directors and certain employees, indemnifying them for certain events or occurrences in connection with their service as our officers or directors or those of our direct and indirect subsidiaries.

Pursuant to the indemnification agreements, our bylaws, and Delaware law, we are indemnifying our former executive officers in connection with the stipulation of settlement entered into on January 30, 2023. No other claims or reimbursements under indemnification arrangements were material to our consolidated financial statements.

FORM 10-K

(4) Leases

We have operating leases for office space used for our business operations and sales support.

In April 2021, we entered into an agreement to terminate our lease of certain office space located in San Jose, CA and ceased use of the space as of April 30, 2021. As a result, the related right-of-use asset and leasehold improvements balances were written off and we have no remaining liability. In total, a $55.2 million loss was recognized during fiscal 2022, which includes certain termination-related fees. The loss is included in "General and administrative" expenses on our consolidated statement of operations.

During fiscal 2023, 2022, and 2021, operating lease costs were $60.3 million, $59.4 million, and $82.5 million, respectively, excluding short-term leases, variable lease costs, and sublease income, all of which were immaterial in each of these periods.

As of January 31, 2023, the weighted-average remaining lease term and discount rate related to our operating lease right-of-use assets and related lease liabilities were as follows:

	January 31,	
	2023	2022
Weighted-average remaining lease term (in years)	7.3	7.7
Weighted-average discount rate	6.2 %	6.0 %

As of January 31, 2023, the maturity of lease liabilities under our non-cancelable operating leases were as follows:

Fiscal Period (In thousands)	Future Payments
Fiscal 2024	$ 43,300
Fiscal 2025	40,896
Fiscal 2026	39,643
Fiscal 2027	40,242
Fiscal 2028	35,421
Thereafter	96,128
Total lease payments	295,630
Less imputed interest	(59,285)
Total current and non-current operating lease liabilities [1]	$ 236,345

[1] The current portion of our operating lease liabilities is included in "Accrued expenses and other liabilities" on our consolidated balance sheets.

Supplemental Disclosures

	Fiscal Year Ended January 31,	
(In thousands)	2023	2022
Cash paid for operating lease liabilities	$ 58,255	$ 53,910
Operating lease liabilities arising from obtaining right-of-use assets	12,342	26,392

(5) Property and Equipment

Property and equipment consisted of the following:

(In thousands)	January 31, 2023		January 31, 2022	
Computer equipment and software	$	82,248	$	73,411
Furniture and fixtures		27,076		26,840
Leasehold and building improvements [(1)]		144,130		141,496
Capitalized software development costs [(2)]		50,590		36,695
Property and equipment, gross		304,044		278,442
Less: accumulated depreciation and amortization		(195,504)		(153,542)
Property and equipment, net	$	108,540	$	124,900

_____

[(1)] Includes costs related to assets not yet placed into service of $2.8 million and $6.0 million, as of January 31, 2023 and 2022, respectively.

[(2)] Includes costs related to projects still under development of $5.1 million and $7.4 million, as of January 31, 2023 and 2022, respectively.

Depreciation and amortization expense related to Property and equipment, net was $43.1 million, $41.3 million and $34.9 million for fiscal 2023, 2022 and 2021, respectively.

Geographic Information

The following table presents our long-lived assets, which consist of property and equipment, net of depreciation and amortization, and operating lease right-of-use assets by geographic region:

(In thousands)	January 31, 2023		January 31, 2022	
United States	$	251,150	$	301,309
United Kingdom		36,667		41,483
International		7,704		11,306
Total long-lived assets	$	295,521	$	354,098

Other than each of the United States and the United Kingdom, no other individual country represented 10% or more of our total long-lived assets as of January 31, 2023 or 2022.

(6) Acquisitions, Goodwill and Intangible Assets

Fiscal 2023 Acquisition

During fiscal 2023, we acquired 100% of the voting equity interest of a privately-held Delaware corporation that develops cyber resilience technology. The acquisition has been accounted for as a business combination and was not material to our consolidated financial statements. The total consideration transferred for this acquisition, all of which was in cash, was $23.2 million. The total consideration was allocated primarily to identifiable intangible assets in the amount of $11.2 million with the excess $15.3 million of the purchase price over the fair value of net assets acquired recorded as goodwill, allocated to our single reporting unit. Goodwill is primarily attributable to the value expected from the synergies of the combination, including developing a more automated and robust cybersecurity experience for our customers, and is not deductible for income tax purposes. The identifiable intangible assets, which consist of developed technology, have an estimated useful life of 3 years. The results of operations of the acquisition, which are not material, have been included in our consolidated financial statements from the date of purchase.

FORM 10-K

Fiscal 2022 Acquisition

TruSTAR

On May 28, 2021, we acquired 100% of the voting equity interest of TruSTAR Technology, Inc. ("TruSTAR"), a privately-held Delaware corporation that provides an intelligence platform for cybersecurity and threat data. This acquisition has been accounted for as a business combination. The total consideration transferred for this acquisition was $82.1 million, of which $81.2 million was in cash. The total consideration was allocated as follows: $16.5 million to identified intangible assets, $1.1 million to other net liabilities acquired, with the excess $66.7 million of the purchase price over the fair value of net assets acquired recorded as goodwill, allocated to our single operating segment. Goodwill is primarily attributable to the value expected from the synergies of the combination, including combined selling opportunities with our products. This goodwill is not deductible for income tax purposes. The results of operations of TruSTAR, which are not material, have been included in our consolidated financial statements from the date of purchase.

The following table sets forth the components of identifiable intangible assets acquired and their estimated useful lives as of the date of acquisition:

(In thousands, except useful life)	Fair Value	Useful Life (in months)
Developed technology	$ 10,100	36
Customer relationships	6,400	36
Total intangible assets acquired	$ 16,500	

Fiscal 2021 Acquisitions

Rigor

On November 5, 2020, we acquired 100% of the voting equity interest of Rigor, Inc. ("Rigor"), a privately-held Delaware corporation that offers advanced synthetic monitoring and optimization tools. This acquisition has been accounted for as a business combination. The total consideration transferred for this acquisition, all of which was in cash, was $37.6 million. The total consideration was allocated as follows: $15.4 million to identified intangible assets, $0.9 million to net assets acquired and $1.8 million to net deferred tax liabilities, with the excess $23.1 million of the purchase price over the fair value of net tangible and intangible assets acquired recorded as goodwill, allocated to our single operating segment. Goodwill is primarily attributable to the value expected from the synergies of the combination, including combined selling opportunities with our products. This goodwill is not deductible for income tax purposes. The results of operations of Rigor, which are not material, have been included in our consolidated financial statements from the date of purchase.

The following table sets forth the components of identifiable intangible assets acquired and their estimated useful lives as of the date of acquisition:

(In thousands, except useful life)	Fair Value	Useful Life (in months)
Developed technology	$ 10,700	36
Customer relationships	4,500	36
Other acquired intangible assets	200	12
Total intangible assets acquired	$ 15,400	

Other Acquisitions

During fiscal 2021, we acquired 100% of the voting equity interest of OÜ Plumbr ("Plumbr") and Flowmill, Inc. ("Flowmill") that specialize in application and network performance monitoring capabilities. The acquisitions have been accounted for as business combinations and were not material individually to our consolidated financial statements. The total consideration of $31.6 million consisted of $24.4 million paid in cash, $4.9 million for the fair value of shares of our common stock issued and $2.3 million in fair value of replacement equity awards attributable to pre-acquisition service. The total consideration was allocated as follows: $10.2 million to identifiable intangible assets, $2.9 million to net assets acquired and

$0.5 million to net deferred tax liabilities, with the excess $19.0 million of the purchase price over the fair value of net assets acquired recorded as goodwill, allocated to our one operating segment. Goodwill is primarily attributable to the value expected from the synergies of the combination, including combined selling opportunities with our products. This goodwill is not deductible for income tax purposes. The identifiable intangible assets, which primarily consisted of developed technology, have an estimated useful life of 3 years. The results of operations of the acquisitions which are not material, have been included in our consolidated financial statements from the date of purchase.

Goodwill

Goodwill balances are presented below:

| (In thousands) | Fiscal Year Ended January 31, | |
	2023	2022
Beginning balance	$ 1,401,628	$ 1,334,888
Goodwill acquired	15,292	66,740
Ending balance	$ 1,416,920	$ 1,401,628

There was no impairment of goodwill during fiscal 2023 or during prior periods.

Intangible Assets

Intangible assets subject to amortization as of January 31, 2023 are as follows:

(In thousands, except useful life)	Gross Carrying Amount	Accumulated Amortization	Net Carrying Amount	Weighted-Average Remaining Useful Life (in months)
Developed technology	$ 204,969	$ (110,757)	$ 94,212	36
Customer relationships	90,900	(65,524)	25,376	18
Total intangible assets subject to amortization	$ 295,869	$ (176,281)	$ 119,588	

Intangible assets subject to amortization as of January 31, 2022 are as follows:

(In thousands, except useful life)	Gross Carrying Amount	Accumulated Amortization	Net Carrying Amount	Weighted-Average Remaining Useful Life (in months)
Developed technology	$ 283,400	$ (164,529)	$ 118,871	46
Customer relationships	92,710	(47,701)	45,009	29
Other acquired intangible assets	7,394	(6,505)	889	8
Total intangible assets subject to amortization	$ 383,504	$ (218,735)	$ 164,769	

Amortization expense from acquired intangible assets was $56.4 million, $57.8 million and $57.7 million during fiscal 2023, 2022 and 2021, respectively.

The expected future amortization expense for acquired intangible assets as of January 31, 2023 is as follows:

Fiscal Period (In thousands)	Expected Amortization Expense
Fiscal 2024	$ 52,626
Fiscal 2025	36,743
Fiscal 2026	19,858
Fiscal 2027	10,361
Total amortization expense	$ 119,588

FORM 10-K

(7) Convertible Senior Notes

Convertible Senior Notes Due 2026

On July 9, 2021, we issued $1.0 billion aggregate principal amount of 0.75% Convertible Senior Notes due 2026 (the "2026 Notes"). The 2026 Notes are general senior, unsecured obligations of Splunk. The total proceeds from the issuance of the 2026 Notes was $981.7 million, net of issuance costs.

The 2026 Notes will mature on July 15, 2026, unless earlier redeemed, repurchased or converted. The 2026 Notes will bear interest from July 9, 2021, at a rate of 0.75% per year, payable semiannually in arrears on January 15 and July 15 of each year, beginning on January 15, 2022.

The initial conversion rate for the 2026 Notes is 6.25 shares of our common stock per $1,000 principal amount of the 2026 Notes, which is equivalent to an initial conversion price of approximately $160.00 per share of our common stock, subject to adjustment upon the occurrence of certain specified events. The initial conversion price of the 2026 Notes represents a premium of approximately 30.0% to the volume weighted average price of our common stock over a 10-day period of approximately $123.08 per share ending on June 21, 2021, which was the date the pricing of the 2026 Notes was determined.

Convertible Senior Notes Due 2027

On June 5, 2020, we issued $1.27 billion aggregate principal amount of 1.125% Convertible Senior Notes due 2027 (the "2027 Notes"), including the exercise in full by the initial purchasers of the 2027 Notes of their option to purchase an additional $165.0 million principal amount of 2027 Notes. The 2027 Notes are general senior, unsecured obligations of Splunk. The total proceeds from the issuance of the 2027 Notes was $1.25 billion, net of initial purchaser discounts and other issuance costs.

The 2027 Notes will mature on June 15, 2027, unless earlier redeemed, repurchased or converted. The 2027 Notes bear interest from June 5, 2020 at a rate of 1.125% per year, payable semiannually in arrears on June 15 and December 15 of each year, beginning on December 15, 2020.

The initial conversion rate for the 2027 Notes is 3.9164 shares of our common stock per $1,000 principal amount of the 2027 Notes, which is equivalent to an initial conversion price of approximately $255.34 per share of our common stock, subject to adjustment upon the occurrence of certain specified events. The initial conversion price of the 2027 Notes represents a premium of approximately 35.0% to the volume weighted average price of our common stock of approximately $189.14 per share on June 2, 2020, which was the date the pricing of the 2027 Notes was determined.

Convertible Senior Notes Due 2023 and 2025

In September 2018, we issued $1.27 billion aggregate principal amount of 0.50% Convertible Senior Notes due 2023 (the "2023 Notes"), including the exercise in full by the initial purchasers of the 2023 Notes of their option to purchase an additional $165.0 million principal amount of 2023 Notes, and $862.5 million aggregate principal amount of 1.125% Convertible Senior Notes due 2025 (the "2025 Notes"), including the exercise in full by the initial purchasers of the 2025 Notes of their option to purchase an additional $112.5 million principal amount of 2025 Notes. The 2023 Notes and the 2025 Notes are general senior, unsecured obligations of Splunk. The total proceeds from the issuance of the 2023 Notes and the 2025 Notes was $2.11 billion, net of initial purchaser discounts and other issuance costs.

The 2023 Notes will mature on September 15, 2023, and the 2025 Notes will mature on September 15, 2025, in each case unless earlier redeemed, repurchased or converted. The 2023 Notes bear interest from September 21, 2018 at a rate of 0.50% per year and the 2025 Notes bear interest from September 21, 2018 at a rate of 1.125% per year, in each case payable semiannually in arrears on March 15 and September 15 of each year, beginning on March 15, 2019.

The initial conversion rate for each of the 2023 Notes and 2025 Notes is 6.7433 shares of our common stock per $1,000 principal amount of each of the 2023 Notes and 2025 Notes, which is equivalent to an initial conversion price of approximately $148.30 per share of our common stock, subject to adjustment upon the occurrence of certain specified events. The initial conversion price of each of the 2023 Notes and 2025 Notes represents a premium of approximately 27.5% to the $116.31 per share closing price of our common stock on September 18, 2018, which was the date the pricing of the 2023 Notes and the 2025 Notes was determined.

Other Terms

The 2026 Notes are convertible into shares of our common stock at the option of the holder at any time prior to the close of business on the business day immediately preceding the maturity date. We may not redeem the 2026 Notes prior to July 20, 2024. We may redeem for cash all or any portion of the 2026 Notes, at our option, on or after July 20, 2024 if the last reported sale price of our common stock has been 140% of the conversion price for the 2026 Notes then in effect for at least 20 trading days (whether or not consecutive) during any 30 consecutive trading day period (including the last trading day of such period) ending on, and including, the trading day immediately preceding the date on which we provide notice of redemption at a redemption price equal to 100% of the principal amount of the 2026 Notes, plus accrued and unpaid interest to, but excluding, the redemption date. Whether to exercise our redemption option is solely within our control.

The 2023 Notes, 2025 Notes and 2027 Notes will be convertible at the option of the holders at any time prior to the close of business on the business day immediately preceding June 15, 2023, June 15, 2025 and December 15, 2026 for the 2023 Notes, 2025 Notes and 2027 Notes, respectively, only under the following circumstances:

- during any fiscal quarter commencing after the fiscal quarter ending on January 31, 2019 (and only during such fiscal quarter) for the 2023 Notes and the 2025 Notes and October 31, 2020 (and only during such fiscal quarter) for the 2027 Notes, if the last reported sale price of our common stock for at least 20 trading days (whether or not consecutive) during a period of 30 consecutive trading days ending on, and including, the last trading day of the immediately preceding fiscal quarter is greater than or equal to 130% of the conversion price for the relevant series of Notes on each applicable trading day;

- during the five business day period after any 10 consecutive trading day period (the "measurement period") in which the trading price (as defined in the indenture governing the relevant series of Notes) per $1,000 principal amount of the relevant series of Notes for each trading day of the measurement period was less than 98% of the product of the last reported sale price of our common stock and the conversion rate for the relevant series of Notes on each such trading day;

- if we call the relevant series of Notes for redemption, at any time prior to the close of business on the scheduled trading day immediately preceding the redemption date; or

- upon the occurrence of specified corporate events as set forth in the relevant indenture.

On or after June 15, 2023, June 15, 2025 and December 15, 2026 for the 2023 Notes, 2025 Notes and 2027 Notes, respectively, until the close of business on the second scheduled trading day immediately preceding the relevant maturity date, holders of the relevant series of Notes may convert all or any portion of their Notes of such series, in multiples of $1,000 principal amount, regardless of the foregoing circumstances.

Upon conversion, we may satisfy our conversion obligation by paying and/or delivering, as the case may be, cash, shares of our common stock or a combination of cash and shares of our common stock, at our election, in the manner and subject to the terms and conditions provided in the relevant indenture; provided, in the case of the 2026 Notes, the holder is to determine the settlement method related to any Notes converted in connection with the exercise of our redemption option as mentioned above. Subject to the provisions described in the immediately preceding sentence, upon any conversion of the 2023 Notes, 2025 Notes, 2026 Notes, and 2027 Notes (together the "Notes"), it is our current intent to settle the first $1,000 of conversion value of each $1,000 principal amount of such Notes in cash and the remaining conversion value, if any, in shares of common stock. If we undergo a fundamental change (as defined in the applicable indenture governing the relevant series of Notes), holders may require us to repurchase for cash all or any portion of their Notes of the relevant series at a fundamental change repurchase price equal to 100% of the principal amount of the relevant series of Notes to be repurchased, plus accrued and unpaid interest to, but excluding, the fundamental change repurchase date. In addition, following certain corporate events that occur prior to the relevant maturity date of a series of Notes or if we deliver a notice of redemption in respect of a series of Notes, we will, in certain circumstances, increase the conversion rate of the relevant series of Notes for a holder of such series who elects to convert its Notes of the applicable series in connection with such corporate event or notice of redemption, as the case may be. During fiscal 2023, the conditions allowing holders of the Notes (other than the 2026 Notes) to convert or redeem were not met. As we may be required to settle the 2023 Notes in cash within the next twelve months, they are classified as "Debt, current" on our consolidated balance sheets as of January 31, 2023. The 2025 Notes, 2026 Notes, and 2027 Notes are not required to be settled in cash within the next twelve months and as such are classified as "Debt, non-current" on our consolidated balance sheets as of January 31, 2023.

We may not redeem the 2023 Notes, 2025 Notes and 2027 Notes prior to September 20, 2021, September 20, 2022 and June 20, 2024, respectively. We may redeem for cash all or any portion of the 2023 Notes, 2025 Notes and 2027 Notes, at our option, on or after September 20, 2021, September 20, 2022, and June 20, 2024, respectively, in each case if the last reported sale price of our common stock has been at least 130% of the conversion price for the relevant series of Notes then in effect for at least 20 trading days (whether or not consecutive) during any 30 consecutive trading day period (including the last trading day of such period) ending on, and including, the trading day immediately preceding the date on which we provide notice of redemption at a redemption price equal to 100% of the principal amount of the relevant series of Notes to be redeemed, plus accrued and unpaid interest to, but excluding, the relevant redemption date. Whether to exercise our redemption options under each respective indenture is solely within our control.

Partial Repurchase of the 2023 Notes

On June 5, 2020, we used a portion of the net proceeds from the issuance of the 2027 Notes to repurchase $488.3 million aggregate principal amount of the 2023 Notes (the "2023 Notes Partial Repurchase"), leaving $776.7 million aggregate principal outstanding on the 2023 Notes immediately after the 2023 Notes Partial Repurchase. The 2023 Notes Partial Repurchase was not made pursuant to a redemption notice and constituted individually privately negotiated transactions. The holders of the repurchased 2023 Notes also invested in the 2027 Notes. For each holder, the 2023 Notes and the 2027 Notes exchanged were deemed to be substantially different as the present value of the cash flows under the terms of the 2027 Notes was at least 10% different from the present value of the remaining cash flows under the terms of the 2023 Notes and accordingly, the 2023 Notes Partial Repurchase was accounted for as a debt extinguishment. We used $691.6 million of the net proceeds from the issuance of the 2027 Notes to complete the 2023 Notes Partial Repurchase, of which $407.4 million and $283.6 million were allocated to the liability and equity components of the 2023 Notes, respectively, and $0.5 million was related to the payment of the interest accrued.

Accounting for the Notes

As described in Note 1 "Description of Business and Summary of Significant Accounting Policies," we adopted new debt guidance effective February 1, 2022, using the modified retrospective transition method, under which financial results reported in prior periods were not adjusted. Upon adoption, the Notes are accounted for entirely as a liability and measured at their amortized cost. Transaction costs related to the issuance of the Notes are netted with the liability and are amortized using the effective interest rate method to interest expense over the term of the Notes.

Prior to the adoption of ASU 2020-06, we separated each of the Notes into their respective liability and equity components. The carrying amounts of the liability components of the respective Notes were calculated by measuring the fair value of similar debt instruments that do not have an associated convertible feature. The carrying amounts of the equity components, representing the conversion option, were determined by deducting the fair value of the liability components from the par value of the respective Notes. This difference represented the debt discount that was amortized to interest expense over the respective terms of the relevant series of Notes using the effective interest rate method. At the time of issuance, the carrying amounts of the equity components representing the conversion options were $266.9 million, $237.2 million, $293.0 million and $347.4 million for the 2023 Notes, the 2025 Notes, the 2026 Notes and the 2027 Notes, respectively, which were recorded in additional paid-in capital and were not remeasured as long as they continued to meet the conditions for equity classification.

In accounting for the issuance costs related to the Notes, we allocated the total amount incurred for the relevant series of Notes to the liability and equity components based on the proportion of the proceeds allocated to the debt and equity components for that series. Issuance costs attributable to the liability component of the 2023 Notes, the 2025 Notes, the 2026 Notes and the 2027 Notes were $10.4 million, $6.5 million, $12.9 million and $14.2 million, respectively. The issuance costs allocated to the liability component were amortized to interest expense over the contractual terms of the 2023 Notes, the 2025 Notes, the 2026 Notes and the 2027 Notes at an effective interest rate of 5.65%, 6.22%, 8.37% and 6.26%, respectively. Issuance costs attributable to the equity component of the 2023 Notes, the 2025 Notes, the 2026 Notes, and the 2027 Notes were $2.8 million, $2.5 million, $5.4 million and $5.4 million, respectively, and were netted against the equity components representing the conversion option in additional paid-in capital.

The cash consideration of the 2023 Notes Partial Repurchase allocated to the liability component of the 2023 Notes was based on the fair value of the liability component of the 2023 Notes as of June 5, 2020 utilizing an effective discount rate of 6.25%. This rate was based on our estimated rate for a similar liability with the same maturity, but without the conversion option. To derive this effective discount rate, we observed the trading details of the 2023 Notes immediately prior to the repurchase date to determine the volatility of the 2023 Notes. We utilized the observed volatility to calculate the effective discount rate, which was adjusted to reflect the term of the remaining 2023 Notes. The cash consideration allocated to the equity component of the 2023 Notes was calculated by deducting the fair value of the liability component from the aggregate cash consideration and was recorded as a reduction to "Additional paid-in capital." The gain on extinguishment was subsequently determined by comparing the allocated cash consideration with the carrying value of the liability component, which includes the proportionate amounts of unamortized debt discount and the remaining unamortized debt issuance costs.

The net carrying amount of the liability component of the 2023 Notes immediately prior to the repurchase was as follows:

| | | June 5, 2020 | |
(In thousands)		2023 Notes Total	2023 Notes Partial Repurchase
Principal	$	1,265,000 $	488,339
Unamortized debt discount		(184,336)	(71,161)
Unamortized debt issuance costs		(7,194)	(2,777)
Net carrying amount	$	1,073,470 $	414,401

The 2023 Notes Partial Repurchase resulted in a gain on extinguishment of convertible senior notes, which is included in "Other income (expense), net" on our consolidated statements of operations, and was calculated as follows:

(In thousands)		2023 Notes Partial Repurchase
Net carrying amount of the liability component associated with the 2023 Notes Partial Repurchase	$	414,401
Less: Cash consideration allocated to the liability component		(407,449)
Gain from the 2023 Notes Partial Repurchase	$	6,952

The net carrying amounts of the liability components for each series of Notes as of January 31, 2023 was as follows:

(In thousands)		2023 Notes [1]		2025 Notes		2026 Notes		2027 Notes
Liability component:								
Principal amount	$	776,661 $		862,500 $		1,000,000 $		1,265,000
Unamortized issuance costs		(1,005)		(3,437)		(12,510)		(12,264)
Net carrying amount	$	775,656 $		859,063 $		987,490 $		1,252,736

---

[1] Reflects the impact of the 2023 Notes Partial Repurchase on June 5, 2020, as discussed above.

The following table sets forth the interest expense related to each series of Notes:

(In thousands)		Fiscal Year Ended January 31,		
		2023		2022
2023 Notes:				
Coupon interest expense	$	3,884	$	3,884
Amortization of debt discount (conversion option) [1]		—		33,448
Amortization of debt issuance costs		1,811		1,304
Total interest expense related to the 2023 Notes	$	5,695	$	38,636
2025 Notes:				
Coupon interest expense	$	9,704	$	9,704
Amortization of debt discount (conversion option) [1]		—		32,417
Amortization of debt issuance costs		1,558		893
Total interest expense related to the 2025 Notes	$	11,262	$	43,014
2026 Notes:				
Coupon interest expense	$	7,500	$	4,208
Amortization of debt discount (conversion option) [1]		—		27,420
Amortization of debt issuance costs		3,767		1,192
Total interest expense related to the 2026 Notes	$	11,267	$	32,820
2027 Notes:				
Coupon interest expense	$	14,232	$	14,232
Amortization of debt discount (conversion option) [1]		—		42,445
Amortization of debt issuance costs		3,143		1,728
Total interest expense related to the 2027 Notes	$	17,375	$	58,405

_____

[1] As noted above, prior period amounts have not been adjusted due to the adoption of ASU 2020-06 under the modified retrospective method.

As of January 31, 2023, the total estimated fair values of the 2023 Notes, the 2025 Notes, and the 2027 Notes were approximately $0.76 billion, $0.83 billion and $1.09 billion, respectively. The fair value was determined based on the closing trading price per $100 of the applicable series of Notes as of the last day of trading for the period. We consider the fair value of the 2023 Notes, the 2025 Notes, and the 2027 Notes to be a Level 2 measurement. As of January 31, 2023, the estimated fair value of the 2026 Notes was $0.78 billion, which represents the present value of future principal and interest payments. We consider the fair value of the 2026 Notes to be a Level 3 measurement.

Capped Calls

In connection with the issuance of the 2023 Notes, the 2025 Notes, and the 2027 Notes, we entered into privately negotiated capped call transactions relating to each series of Notes with certain counterparties (the "Capped Calls"). The Capped Calls are expected to reduce potential dilution to our common stock upon conversion of a given series of Notes and/or offset any cash payments that we are required to make in excess of the principal amount of converted notes of such series, as the case may be, with such reduction and/or offset subject to a cap. The Capped Calls are subject to adjustment upon the occurrence of certain specified extraordinary events affecting us, including merger events, tender offers and announcement events. In addition, the Capped Calls are subject to certain specified additional disruption events that may give rise to a termination of the Capped Calls, including nationalization, insolvency or delisting, changes in law, failures to deliver, insolvency filings and hedging disruptions.

The following table sets forth other key terms and premiums paid for the Capped Calls related to the 2023 Notes, the 2025 Notes, and the 2027 Notes:

	Capped Calls Entered into in Connection with the Issuance of the 2023 and 2025 Notes	Capped Calls Entered into in Connection with the Issuance of the 2027 Notes
Initial strike price, subject to certain adjustments	$ 148.30	$ 255.34
Cap price, subject to certain adjustments	$ 232.62	$ 378.28
Total premium paid (in thousands)	$ 274,275	$ 137,379

For accounting purposes, the Capped Calls are separate transactions, and not part of the terms of any series of Notes. As the Capped Calls qualify for a scope exception from derivative accounting for instruments that are both indexed to the issuer's own stock and classified in stockholders' equity in its statement of financial position, the premium paid for the purchase of the Capped Calls has been recorded as a reduction to "Additional paid-in capital" and will not be remeasured.

(8) Stock Compensation Plans and Stockholders' Equity

Equity Incentive Plans

In 2012, our board of directors and stockholders approved the 2012 Equity Incentive Plan (as amended, the "2012 Plan"), which became effective on April 18, 2012 and expired in March 2022 pursuant to its terms. The 2012 Plan provided for the grant of incentive stock options, within the meaning of Section 422 of the Internal Revenue Code, to our employees and any parent and subsidiary corporations' employees, and for the grant of nonstatutory stock options ("options"), restricted stock awards ("RSAs"), restricted stock units ("RSUs"), stock appreciation rights, performance units ("PSUs") and performance shares to our employees, directors and consultants and any parent or subsidiary corporations' employees and consultants.

The 2012 plan provided for annual automatic increases on February 1 to the shares reserved for issuance. The automatic increase of the number of shares available for issuance under the 2012 Plan was equal to the lesser of 10 million shares, 5% of the outstanding shares of common stock as of the last day of our immediately preceding fiscal year or such other amount as our board may determine.

In January 2022, our board of directors approved the 2022 Inducement Plan (the "Inducement Plan") in accordance with Listing Rule 5635(c)(4) of the corporate governance rules of the Nasdaq Stock Market, which became effective on April 1, 2022. The Inducement Plan was only used for grants to new employees and not for existing employees, executives, directors or consultants. On April 11, 2022, we granted stand-alone inducement equity awards to our Chief Executive Officer in accordance with Listing Rule 5635(c)(4) of the corporate governance rules of the Nasdaq Stock Market. In 2022, our board of directors and stockholders approved the 2022 Equity Incentive Plan (the "2022 Plan"), to replace the 2012 Plan. Upon stockholder approval and effectiveness of the 2022 Plan, we ceased grants under the Inducement Plan. The 2022 Plan provides for the grant of options, RSAs, RSUs, stock appreciation rights, PSUs, and performance shares to eligible employees and other service providers. Options and RSUs granted under the 2012, Inducement, and 2022 Plans generally vest over 3 or 4 years.

During fiscal 2023, upon each settlement date of our outstanding RSUs and PSUs to then current employees, shares were withheld to cover the required withholding tax, which was based on the value of a share on the settlement date as determined by the closing price of our common stock on the trading day of the applicable settlement date. The remaining shares were delivered to the recipient as shares of our common stock. The amount remitted to the tax authorities for the employees' tax obligation was reflected as a financing activity on our consolidated statements of cash flows. These shares withheld by us as a result of the net settlement of RSUs and PSUs issued under the 2012 Plan were not considered issued and outstanding. These shares were, prior to the expiration of the 2012 Plan, returned to the 2012 Plan reserve and were available for future issuance thereunder. Shares withheld by us as a result of the net settlement of RSUs and PSUs issued under the 2022 Plan, the Inducement Plan and, following its expiration, the 2012 Plan will not become available for future grant or sale, including under the 2022 Plan. We may also require employees to sell a portion of the shares that they received upon the vesting of RSUs or PSUs in order to cover any required withholding taxes.

PSUs

The following table summarizes our PSU activity during fiscal 2023:

	Shares (in thousands)		Weighted-Average Grant-Date Fair Value Per Share
Outstanding as of January 31, 2022	618	$	185.67
PSUs granted	720	$	180.68
PSUs vested	(493)	$	157.50
PSUs forfeited and canceled	(459)	$	201.15
Outstanding as of January 31, 2023	386	$	193.96

The aggregate fair value of PSUs vested was $63.2 million, $43.4 million and $88.2 million for fiscal 2023, 2022 and 2021, respectively. The weighted-average grant date fair value of PSUs granted was $155.53 and $197.55 per share for fiscal 2022 and 2021, respectively.

The number of PSUs granted during fiscal 2023 is comprised of the following activity:
- 291,353 PSUs granted at target to certain executives under our 2012 Plan prior to its expiration
- 144,052 PSUs granted to our Chief Executive Officer pursuant to stand-alone inducement award agreements in accordance with Listing Rule 5635(c)(4) of the corporate governance rules of the Nasdaq Stock Market
- 32,274 PSUs granted to certain executives under our 2022 Plan
- 252,041 PSUs earned above target based on the achievement of performance conditions related to PSUs granted to executives in fiscal 2022

The PSUs granted in fiscal 2023 and not yet earned are subject to a single market performance condition which allows employees to earn 0% to 200% of their target award over one- two- and three-year performance periods, with a cap of one-third the target award eligible to be earned for each of the one- and two-year performance periods. From fiscal 2019 to fiscal 2022, our PSUs granted contained an additional market performance measure that could increase the number of shares earned by up to an additional 50% of the shares received based on the financial performance measure. Compensation expense for PSUs with financial performance or market vesting conditions is measured using the fair value at the date of grant and recorded over the vesting period of three or four years under the graded-vesting attribution method. Expense related to PSUs with financial performance vesting conditions was adjusted over the one-year performance period based on interim estimates of performance against the pre-set objectives.

On October 27, 2020, the Talent & Compensation Committee of our board of directors approved a modification to the performance thresholds of our fiscal 2021 PSU awards. We accounted for this change as a Type III modification under ASC 718 as the expectation of the achievement of certain performance conditions related to these awards changed from improbable to probable post-modification. As a result, we reversed $10.8 million of stock-based compensation expense previously recognized for these awards, during fiscal 2021. Post-modification stock-based compensation expense related to these awards will be recognized based on the modification date fair value over their remaining service period, under the graded-vesting attribution method.

RSUs

The following table summarizes our RSU activity during fiscal 2023:

	Shares (in thousands)		Weighted-Average Grant-Date Fair Value Per Share
Outstanding as of January 31, 2022	11,069	$	145.51
RSUs granted	8,045	$	115.96
RSUs vested	(4,793)	$	141.57
RSUs forfeited and canceled	(2,694)	$	139.35
Outstanding as of January 31, 2023	11,627	$	128.11

The aggregate fair value of RSUs vested was $493.4 million, $511.3 million and $771.3 million for fiscal 2023, 2022 and 2021, respectively. The weighted-average grant date fair value of RSUs granted was $145.11 and $161.64 per share for fiscal 2022 and 2021, respectively.

RSAs

The following table summarizes our RSA activity during fiscal 2023:

	Shares (in thousands)		Weighted-Average Grant-Date Fair Value Per Share
Outstanding as of January 31, 2022	246	$	128.79
RSAs issued in connection with acquisition	233	$	72.03
RSAs vested	(187)	$	123.10
RSAs forfeited and canceled	(3)	$	191.16
Outstanding as of January 31, 2023	289	$	86.15

The aggregate fair value of RSAs vested was $19.8 million, $25.7 million and $55.1 million for fiscal 2023, 2022 and 2021, respectively. The weighted-average grant date fair value of RSAs issued was $121.20 and $175.98 per share for fiscal 2022 and 2021, respectively. In November 2022, we granted RSAs outside of the 2022 Plan to employees of an acquired company.

Stock Options

The following table summarizes our stock option activity during fiscal 2023:

	Shares (in thousands)		Weighted-Average Exercise Price Per Share	Weighted-Average Remaining Contractual Term (in years)		Aggregate Intrinsic Value [1] (in thousands)
Outstanding as of January 31, 2022	213	$	12.35	5.8	$	23,767
Options exercised	(98)	$	14.50			
Options forfeited and expired	(7)	$	14.64			
Outstanding as of January 31, 2023	108	$	10.27	5.3	$	9,276
Vested and expected to vest	108	$	10.26	5.3	$	9,232
Exercisable as of January 31, 2023	98	$	10.07	5.3	$	8,411

[1] The intrinsic value is calculated as the difference between the exercise price of the underlying stock option award and the closing market price of our common stock as of January 31, 2023.

The aggregate intrinsic value of options exercised was $10.1 million, $26.3 million and $52.6 million for fiscal 2023, 2022 and 2021, respectively. The weighted-average grant date fair value of options granted was $105.32 and $134.26 per share for fiscal 2022 and 2021, respectively. No options were granted during fiscal 2023.

The following table presents unrecognized compensation cost and the related weighted-average recognition period for RSUs, PSUs, RSAs, and stock options as of January 31, 2023:

	Unrecognized Compensation Cost (in thousands)		Weighted-Average Recognition Period (in years)
RSUs	$	1,165,005	2.1
PSUs		36,169	1.0
RSAs		19,853	2.4
Stock options		965	1.6
Total unrecognized compensation cost	$	1,221,992	

The following table summarizes fiscal 2023 activity impacting the number of shares available for grant:

(In thousands)	Shares Available for Grant
Balance as of January 31, 2022	21,744
Additional shares authorized	15,445
Options forfeited and expired	4
RSUs and PSUs granted	(8,765)
RSUs and PSUs forfeited and canceled	500
Shares withheld related to net share settlement of RSUs and PSUs	347
Canceled upon effectiveness of the 2022 Plan	(19,359)
Balance as of January 31, 2023	9,916

Employee Stock Purchase Plan

Our 2012 Employee Stock Purchase Plan (the "ESPP") allows eligible employees to purchase shares of our common stock at a discount through payroll deductions of up to 15% of their eligible compensation, at not less than 85% of the fair market value, as defined in the ESPP, subject to any plan limitations. Prior to December 2022, the ESPP provided for overlapping 12-month periods. Beginning in December 2022, the ESPP provides for overlapping 24-month offering periods, starting on the first trading day on or after June 15 and December 15 of each year. The ESPP provides for an automatic increase of the number of shares available for issuance under the ESPP equal to the least of 4 million shares, 2% of the outstanding shares of our common stock on the last day of the immediately preceding fiscal year, or such other amount as may be determined by our board of directors.

Stock-Based Compensation Expense

Stock-based compensation expense related to our stock-based awards and ESPP was allocated as follows:

	Fiscal Year Ended January 31,		
(In thousands)	2023	2022	2021
Cost of revenues	$ 86,247	$ 79,968	$ 56,437
Research and development	339,624	327,065	271,120
Sales and marketing	247,505	246,447	198,346
General and administrative	115,762	141,338	92,752
Total stock-based compensation expense	$ 789,138	$ 794,818	$ 618,655

We capitalized $5.1 million and $3.5 million of stock-based compensation for fiscal 2023 and 2022, respectively, related to our software development and implementation projects.

During fiscal 2023, 2022 and 2021, we recognized tax benefits on total stock-based compensation expense of $6.9 million, $5.9 million and $4.0 million, respectively, which are reflected in "Income tax provision" on our consolidated statements of operations.

Valuation Assumptions

PSUs granted in fiscal 2023 are subject to a single market performance condition. PSUs granted in fiscal 2022 and 2021 contain an additional market performance measure that can increase the number of shares earned. The following table summarizes the assumptions used in the Monte Carlo simulation model to determine the fair value of PSUs granted during fiscal 2023, 2022 and 2021:

	Fiscal Year Ended January 31,		
	2023	2022	2021
Expected volatility [1]	45.4 - 48.1%	46.0 - 47.5%	42.8 - 43.9%
Risk-free rate	1.8 - 3.9%	0.3 - 0.4%	0.2 - 0.6%
Dividend yield	—	—	—
Expected term (in years)	2.4 - 3.0	2.7 - 3.0	3.4 - 4.0

[1] Equal weighting of Splunk historical and implied volatility.

We did not grant any options to employees during fiscal 2023. The following table summarizes the assumptions used in the Black-Scholes method to determine the fair value of options granted during fiscal 2022 and 2021:

	Fiscal Year Ended January 31,	
	2022	2021
Expected volatility	43.1 - 45.7%	43.8 - 44.1%
Risk-free rate	0.3 - 1.0%	0.4 - 0.5%
Dividend yield	—	—
Expected term (in years)	3.2 - 5.7	4.7 - 5.5

The following table summarizes the assumptions used in the Black-Scholes option-pricing model to determine the fair value of our common shares under the ESPP:

	Fiscal Year Ended January 31,		
	2023	2022	2021
Expected volatility	54.0 - 65.9%	40.6 - 47.4%	53.2 - 70.2%
Risk-free rate	2.3 - 4.7%	0.1 - 0.3%	0.1 - 0.2%
Dividend yield	—	—	—
Expected term (in years)	0.5 - 2.0	0.5 - 1.0	0.5 - 1.0

Stock Repurchase Program

In June 2021, our board of directors authorized and approved a stock repurchase program of up to $1.0 billion of our outstanding common stock. During fiscal 2022, we repurchased 6.9 million shares of common stock with a total price of $1.0 billion, under trading plans complying with Rule 10b5-1 under the Exchange Act, at an average price of $145.23 per share. The repurchased shares are reflected as treasury stock on our consolidated balance sheets and statements of stockholders' equity (deficit). As of October 31, 2021, the repurchase program was completed.

(9) Revenues, Accounts Receivable, Deferred Revenue and Remaining Performance Obligations

Disaggregation of Revenues

The following table presents disaggregated revenues by major product or service type:

(In thousands)	Fiscal Year Ended January 31,		
	2023	2022	2021
Revenues			
Cloud services	$ 1,457,295	$ 943,785	$ 554,132
License	1,521,116	1,056,481	971,378
Maintenance and services	675,297	673,398	703,875
Total revenues	$ 3,653,708	$ 2,673,664	$ 2,229,385

Revenues by geography are based on the shipping address of the customer. The following table presents our revenues by geographic region:

(In thousands)	Fiscal Year Ended January 31,		
	2023	2022	2021
United States	$ 2,457,525	$ 1,843,288	$ 1,467,260
International	1,196,183	830,376	762,125
Total revenues	$ 3,653,708	$ 2,673,664	$ 2,229,385

Other than the United States, no other individual country exceeded 10% of total revenues during any of the periods presented.

The following table presents revenues as a % of consolidated total revenues from customers representing 10% or more of consolidated total revenues:

	Fiscal Year Ended January 31,		
	2023	2022	2021
Channel Partner A	24 %	29 %	28 %
Channel Partner B	15 %	14 %	13 %

The revenues from these customers are comprised of a number of end user transactions, none of which were individually greater than 10% of total revenues during fiscal 2023, 2022 or 2021.

Accounts Receivable

As of January 31. 2023 and 2022, 26% and 30% of our consolidated current and non-current accounts receivable, net balances was due from Channel Partner A, respectively.

Deferred Revenue

Revenues recognized from amounts included in deferred revenue as of January 31, 2022 and 2021 were $1.3 billion and $0.9 billion during fiscal 2023 and 2022, respectively.

Remaining Performance Obligations

Revenue allocated to remaining performance obligations represents contracted revenue that has not yet been recognized, which includes deferred revenue and non-cancelable amounts that will be invoiced and excludes performance obligations that are subject to cancellation terms. Our remaining performance obligations were $3.1 billion as of January 31, 2023, of which we expect to recognize approximately 64% as revenue over the next 12 months and the remainder thereafter.

(10) Income Taxes

Loss before income taxes consists of the following:

	Fiscal Year Ended January 31,		
(In thousands)	2023	2022	2021
United States	$ (288,472)	$ (1,338,946)	$ (907,201)
International	23,021	18,163	6,153
Total	$ (265,451)	$ (1,320,783)	$ (901,048)

Income tax provision consists of the following:

	Fiscal Year Ended January 31,		
(In thousands)	2023	2022	2021
Current tax provision:			
Federal	$ (2,759)	$ 95	$ 859
State	2,625	271	748
Foreign	15,240	18,527	8,915
Total current tax provision	15,106	18,893	10,522
Deferred tax benefit:			
Federal	(1,538)	(305)	(1,306)
State	(290)	(481)	(698)
Foreign	(867)	207	(1,586)
Total deferred tax benefit	(2,695)	(579)	(3,590)
Total tax provision	$ 12,411	$ 18,314	$ 6,932

The reconciliation of federal statutory income tax rate to our effective income tax rate is as follows:[1]

(In thousands)	Fiscal Year Ended January 31,		
	2023	2022	2021
Expected benefit at U.S. federal statutory rate	$ (55,745)	$ (277,364)	$ (189,220)
State income taxes	2,335	(211)	50
Stock-based compensation	63,690	35,097	(31,284)
Research and development tax credits	(32,129)	(30,428)	(37,503)
Non-U.S. tax rate differential	8,659	15,613	5,805
Non-deductible expenses	4,234	4,231	2,064
Change in valuation allowance	24,932	271,662	259,208
Other	(3,565)	(286)	(2,188)
Total tax provision	$ 12,411	$ 18,314	$ 6,932

[1] 2021 amounts have been reclassified to conform to current year presentation.

Deferred tax assets and liabilities consist of the following:

(In thousands)	Fiscal Year Ended January 31,	
	2023	2022
Deferred tax assets:		
Net operating loss carryforwards	$ 661,859	$ 730,071
Capitalized research & development costs	387,755	285,181
Tax credit carryforwards	314,568	264,968
Stock-based compensation	57,934	57,438
Operating lease liabilities	50,659	57,459
Accrued liabilities	29,921	45,617
Convertible senior notes	22,245	—
Deferred revenue	15,590	22,142
Interest deduction carryforward	—	15,060
Other	7,007	5,645
Valuation allowance	(1,408,007)	(1,180,117)
Total deferred tax assets	139,531	303,464
Deferred tax liabilities:		
Deferred commissions	(72,635)	(61,919)
Operating lease right-of-use assets	(39,417)	(49,176)
Depreciation and amortization	(22,122)	(35,481)
Convertible senior notes	—	(152,205)
Total deferred tax liabilities	(134,174)	(298,781)
Net deferred taxes	5,357	4,683
Recorded as:		
Non-current deferred tax assets [1]	7,129	5,049
Non-current deferred tax liabilities [1]	(1,772)	(366)
Net deferred tax assets	$ 5,357	$ 4,683

[1] Non-current deferred tax assets and non-current deferred tax liabilities are included in "Other assets" and "Other liabilities, non-current", respectively, on our consolidated balance sheets.

ASC Topic 740, Income Taxes, requires that the tax benefit of net operating losses, temporary differences and credit carryforwards be recorded as an asset if we believe that realization is more likely than not. Realization of the future tax benefits is dependent on our ability to generate sufficient taxable income in future periods. Due to our history of U.S. operating losses, we believe that realization of our U.S. deferred tax assets is not more likely than not and, accordingly, have provided a full valuation allowance. The valuation allowance totaled $1.4 billion and $1.2 billion for fiscal 2023 and 2022, respectively. The valuation allowance on our net deferred tax assets increased by $227.9 million, $254.3 million and $282.4 million during fiscal 2023, 2022 and 2021, respectively.

If we reverse all or part of our valuation allowance in the future, our consolidated financial statements in the period of reversal may reflect a material increase in balance sheet assets and a corresponding material tax benefit to our consolidated statements of operations.

As of January 31, 2023, we had net operating loss carryforwards of $2.63 billion for federal income tax purposes, a portion of which will begin to expire in 2026 if unused. We had net operating loss carryforwards of $1.78 billion for state income tax purposes, which will begin to expire in the year 2024 if unused.

As of January 31, 2023, we also had research and development tax credit carryforwards of $245.6 million for federal income tax purposes and $178.6 million for California income tax purposes. The federal research and development tax credits will begin to expire in 2026 if unused. California research and development tax credits carry forward indefinitely.

We indefinitely reinvest earnings from our foreign subsidiaries and do not intend to repatriate these earnings. Therefore, we do not provide for U.S. income taxes or foreign withholding tax on these earnings.

As of January 31, 2023, our unrecognized tax benefits were $97.2 million, of which $11.3 million would, if recognized, impact our effective tax rate. The remainder will not, if recognized, affect the effective income tax rate due to the valuation allowance that currently offsets deferred tax assets.

Unrecognized tax benefit balances are presented below:

(In thousands)	Fiscal Year Ended January 31,		
	2023	2022	2021
Balance at beginning of year	$ 82,113	$ 60,661	$ 39,774
Increase related to prior year tax positions	740	2,720	2,969
Decrease related to prior year tax positions	(1,250)	(447)	(446)
Increase related to current year tax positions	17,878	19,179	18,364
Decrease related to lapsed statutes of limitations	(2,317)	—	—
Balance at end of year	$ 97,164	$ 82,113	$ 60,661

We identify, evaluate and measure all uncertain tax positions taken or to be taken on tax returns and record liabilities for positions that may not be sustained upon examination by the relevant taxing authorities.

We are subject to federal, state and local taxes in the United States and numerous foreign jurisdictions. Our federal tax returns for the years 2005 through the current period remain subject to examination.

The potential change in unrecognized tax benefits during the next 12 months is not expected to be material.

We accrue interest and penalties related to unrecognized tax benefits as a component of income tax expense. Accrued interest and penalties as of January 31, 2023 and 2022 were not material.

(11) Net Loss Per Share

Basic net loss per share is computed by dividing the net loss by the weighted-average number of shares of common stock outstanding during the period, less the weighted-average unvested common stock subject to repurchase or forfeiture. Diluted net loss per share is computed by giving effect to all potential shares of common stock, including convertible senior notes, stock options, RSUs, PSUs and RSAs to the extent dilutive.

The following table sets forth the computation of historical basic and diluted net loss per share:

	Fiscal Year Ended January 31,		
(In thousands, except per share amounts)	2023	2022	2021
Numerator:			
Net loss	$ (277,862)	$ (1,339,097)	$ (907,980)
Denominator:			
Weighted-average common shares outstanding	162,493	161,966	160,397
Less: Weighted-average unvested common shares subject to repurchase or forfeiture	(117)	(338)	(653)
Weighted-average shares used to compute net loss per share, basic and diluted	162,376	161,628	159,744
Net loss per share, basic and diluted	$ (1.71)	$ (8.29)	$ (5.68)

Since we were in a net loss position for all periods presented, basic net loss per share is the same as diluted net loss per share for all periods as the inclusion of all potentially dilutive securities outstanding would have been anti-dilutive. Potentially dilutive securities that were not included in the diluted per share calculations because they would be anti-dilutive were as follows:

	Fiscal Year Ended January 31,		
(In thousands)	2023	2022	2021
Shares subject to outstanding common stock options	108	213	419
Shares subject to outstanding RSUs, PSUs and RSAs	12,301	11,933	11,723
Employee stock purchase plan	4,216	1,709	641
Shares underlying the conversion spread in the convertible senior notes	22,258	—	1,871
Total	38,883	13,855	14,654

In connection with the issuance of the 2023 Notes, 2025 Notes, and 2027 Notes, we entered into the Capped Calls, which were not included for purposes of calculating the number of diluted shares outstanding, as their effect would have been anti-dilutive. As disclosed in Note 1 "Description of the Business and Significant Accounting Policies," we adopted ASU 2020-06 on February 1, 2022. Under ASU 2020-06 diluted earnings per share for each reporting period is determined by assuming that all of the Notes were converted into shares of our common stock at the beginning of the period regardless of whether we intend to settle the principal of the Notes in cash. Prior to our adoption of ASU 2020-06, only the conversion spread was considered potentially dilutive in reporting periods when the average market price of our common stock exceeded the initial conversion price of the respective Note.

(12) Subsequent Event

On February 1, 2023, we announced a plan of reorganization (the "Plan") involving approximately 4 percent of our global workforce, mostly in North America. We estimate that we will incur approximately $28 million in charges and future cash expenditures in connection with the Plan, consisting primarily of cash expenditures related to severance payments, certain retention payments (for roles being moved to lower cost regions), employee benefits and employee transition costs, as well as non-cash charges for share-based compensation expense. We expect predominantly all of the actions associated with the Plan to be completed, and substantially all the associated charges and cash expenditures to be incurred, in the first quarter of fiscal 2024, subject to local law and consultation requirements.

Item 9. Changes in and Disagreements with Accountants on Accounting and Financial Disclosure

None.

Item 9A. Controls and Procedures

Evaluation of Disclosure Controls and Procedures

Our management, with the participation of our Chief Executive Officer and our Chief Financial Officer, evaluated the effectiveness of our disclosure controls and procedures as of January 31, 2023. The term "disclosure controls and procedures," as defined in Rules 13a-15(e) and 15d-15(e) under the Exchange Act, means controls and other procedures of a company that are designed to ensure that information required to be disclosed by a company in the reports that it files or submits under the Exchange Act is recorded, processed, summarized and reported, within the time periods specified in the SEC's rules and forms. Disclosure controls and procedures include, without limitation, controls and procedures designed to ensure that information required to be disclosed by a company in the reports that it files or submits under the Exchange Act is accumulated and communicated to the company's management, including its principal executive and principal financial officers, as appropriate to allow timely decisions regarding required disclosure. Based on the evaluation of our disclosure controls and procedures as of January 31, 2023, our Chief Executive Officer and Chief Financial Officer concluded that, as of such date, our disclosure controls and procedures were effective at the reasonable assurance level.

Management's Annual Report on Internal Control Over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting, as defined in Rule 13a-15(f) of the Exchange Act. Our management conducted an evaluation of the effectiveness of our internal control over financial reporting based on the criteria set forth in *Internal Control—Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework). Based on this evaluation, management concluded that our internal control over financial reporting was effective as of January 31, 2023.

The effectiveness of our internal control over financial reporting as of January 31, 2023 has been audited by PricewaterhouseCoopers LLP, an independent registered public accounting firm, as stated in their report which is included in Item 8 of this Annual Report on Form 10-K.

Changes in Internal Control over Financial Reporting

There was no change in our internal control over financial reporting identified in connection with the evaluation required by Rule 13a-15(d) and 15d-15(d) of the Exchange Act that occurred during the quarter ended January 31, 2023 that has materially affected, or is reasonably likely to materially affect, our internal control over financial reporting.

Inherent Limitations on Effectiveness of Controls

Our management, including our Chief Executive Officer and Chief Financial Officer, believes that our disclosure controls and procedures and internal control over financial reporting are designed to provide reasonable assurance of achieving their objectives and are effective at the reasonable assurance level. However, our management does not expect that our disclosure controls and procedures or our internal control over financial reporting will prevent all errors and all fraud. A control system, no matter how well conceived and operated, can provide only reasonable, not absolute, assurance that the objectives of the control system are met. Further, the design of a control system must reflect the fact that there are resource constraints, and the benefits of controls must be considered relative to their costs. Because of the inherent limitations in all control systems, no evaluation of controls can provide absolute assurance that all control issues and instances of fraud, if any, have been detected. These inherent limitations include the realities that judgments in decision-making can be faulty, and that breakdowns can occur because of a simple error or mistake. Additionally, controls can be circumvented by the individual acts of some persons, by collusion of two or more people or by management override of the controls. The design of any system of controls also is based in part upon certain assumptions about the likelihood of future events, and there can be no assurance that any design will succeed in achieving its stated goals under all potential future conditions; over time, controls may become inadequate because of changes in conditions, or the degree of compliance with policies or procedures may deteriorate. Because of the inherent limitations in a cost-effective control system, misstatements due to error or fraud may occur and not be detected.

Item 9B. Other Information

None.

Item 9C. Disclosure Regarding Foreign Jurisdictions that Prevent Inspections

Not applicable.

PART III

Item 10. Directors, Executive Officers and Corporate Governance

Executive Officers and Directors

Information responsive to this item is incorporated herein by reference to our definitive proxy statement with respect to our 2023 Annual Meeting of Stockholders (the "Proxy Statement") to be filed with the SEC within 120 days after the end of the fiscal year covered by this annual report on Form 10-K.

As part of our system of corporate governance, our board of directors has adopted a code of business conduct and ethics. The code applies to all of our employees, officers (including our principal executive officer, principal financial officer, principal accounting officer or controller, or persons performing similar functions), agents and representatives, including our independent directors and consultants, who are not employees of the company, with regard to their Splunk-related activities. Our code of business conduct and ethics is available on our website at *http://investors.splunk.com/corporate-governance*. We will post on this section of our website any amendment to our code of business conduct and ethics, as well as any waivers of our code of business conduct and ethics, that are required to be disclosed by the rules of the SEC or the Nasdaq Stock Market.

Item 11. Executive Compensation

The information required by this Item is incorporated herein by reference to the Proxy Statement to be filed with the SEC within 120 days after the end of the fiscal year covered by this annual report on Form 10-K.

Item 12. Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters

The information required by this Item is incorporated herein by reference to the Proxy Statement to be filed with the SEC within 120 days after the end of the fiscal year covered by this annual report on Form 10-K.

Item 13. Certain Relationships and Related Transactions, and Director Independence

The information required by this Item is incorporated herein by reference to the Proxy Statement to be filed with the SEC within 120 days after the end of the fiscal year covered by this annual report on Form 10-K.

Item 14. Principal Accountant Fees and Services

The information required by this Item is incorporated herein by reference to the Proxy Statement to be filed with the SEC within 120 days after the end of the fiscal year covered by this annual report on Form 10-K.

PART IV

Item 15. Exhibits and Financial Statement Schedules

Documents filed as part of this report are as follows:

1. Consolidated Financial Statements: Our Consolidated Financial Statements are listed in the "Index to Consolidated Financial Statements" Under Part II, Item 8 of this report.
2. Financial Statement Schedules: Financial statement schedules have been omitted because they are not applicable or the required information is shown in the Consolidated Financial Statements or Notes thereto.
3. Exhibits: The documents listed in the Exhibit Index of this report are incorporated by reference or are filed with this report, in each case as indicated therein (numbered in accordance with Item 601 of Regulation S-K).

Item 16. Form 10-K Summary

Not applicable.

Exhibit Number	Description
2.1*†	Agreement and Plan of Mergers among the Registrant, certain of its wholly owned subsidiaries, SignalFx, Inc. and Fortis Advisors LLC, as Securityholders' agent, dated as of August 21, 2019 (incorporated by reference to Exhibit 2.1 filed with the Registrant's Quarterly Report on Form 10-Q filed on December 4, 2019).
3.1	Amended and Restated Certificate of Incorporation of the Registrant (incorporated by reference to Exhibit 3.1 filed with the Registrant's Quarterly Report on Form 10-Q filed on June 13, 2012).
3.2	Amended and Restated Bylaws of the Registrant (incorporated by reference to Exhibit 3.1 filed with the Registrant's Current Report on Form 8-K filed on March 25, 2019).
4.1	Specimen common stock certificate of the Registrant (incorporated by reference to Exhibit 4.1 filed with the Registrant's Registration Statement on Form S-1 filed on April 6, 2012).
4.2	Indenture, dated as of September 21, 2018, by and between the Registrant and U.S. Bank National Association, as Trustee (incorporated by reference to Exhibit 4.1 filed with the Registrant's Current Report on Form 8-K filed on September 21, 2018).
4.3	Form of Global Note, representing Splunk Inc.'s 0.50% Convertible Senior Notes due 2023 (incorporated by reference to Exhibit A to the Indenture filed as Exhibit 4.1 filed with the Registrant's Current Report on Form 8-K filed on September 21, 2018).
4.4	Indenture, dated as of September 21, 2018, by and between the Registrant and U.S. Bank National Association, as Trustee (incorporated by reference to Exhibit 4.3 filed with the Registrant's Current Report on Form 8-K filed on September 21, 2018).
4.5	Form of Global Note, representing Splunk Inc.'s 1.125% Convertible Senior Notes due 2025 (incorporated by reference to Exhibit A to the Indenture filed as Exhibit 4.3 filed with the Registrant's Current Report on Form 8-K filed on September 21, 2018).
4.6	Indenture, dated as of June 5, 2020, by and between Splunk Inc. and U.S. Bank National Association, as Trustee (incorporated by reference to Exhibit 4.1 filed with the Registrant's Current Report on Form 8-K filed on June 5, 2020).
4.7	Form of Global Note, representing Registrant's 1.125% Convertible Senior Notes due 2027 (incorporated by reference to Exhibit A to the Indenture filed as Exhibit 4.1 filed with the Registrant's Current Report on Form 8-K filed on June 5, 2020).
4.8	Description of Common Stock (incorporated by reference to Exhibit 4.6 filed with the Registrant's Annual Report on Form 10-K filed on March 26, 2020).
4.9	Indenture, dated July 9, 2021, between Splunk Inc. and U.S. Bank National Association, as Trustee (incorporated by reference to Exhibit 4.1 filed with the Registrant's Current Report on Form 8-K filed on July 9, 2021).
4.10	Form of 0.75% Convertible Senior Notes due 2026 (included in Exhibit 4.9).
10.1#	Form of Indemnification Agreement between the Registrant and its directors and officers (incorporated by reference to Exhibit 10.1 filed with the Registrant's Registration Statement on Form S-1 filed on January 12, 2012).

10.2#	2012 Equity Incentive Plan (incorporated by reference to Exhibit 10.3 filed with the Registrant's Registration Statement on Form S-1 filed on April 6, 2012).
10.3#	Amendment to 2012 Equity Incentive Plan, effective as of September 14, 2017 (incorporated by reference to Exhibit 10.1 filed with the Registrant's Quarterly Report on Form 10-Q filed on December 6, 2017).
10.4#	Splunk Inc. 2022 Equity Incentive Plan and related form agreements (incorporated by reference to Exhibit 4.2 filed with the Registrant's Registration Statement on Form S-8 filed on June 17, 2022).
10.5#	2012 Employee Stock Purchase Plan, as amended (incorporated by reference to Exhibit 10.2 filed with the Registrant's Quarterly Report on Form 10-Q filed on December 1, 2022).
10.6	Office Lease, dated as of April 29, 2014, between 270 Brannan Street, LLC and the Registrant (incorporated by reference to Exhibit 10.2 filed with the Registrant's Quarterly Report on Form 10-Q filed on June 9, 2014).
10.7	First Amendment to Office Lease, dated as of March 1, 2018, between 270 Brannan Street, LLC and the Registrant (incorporated by reference to Exhibit 10.2 filed with the Registrant's Quarterly Report on Form 10-Q filed on June 8, 2018).
10.8	Office Lease, dated as of August 24, 2015, between FRIT San Jose Town and Country Village, LLC and the Registrant (incorporated by reference to Exhibit 10.1 filed with the Registrant's Quarterly Report on Form 10-Q filed on December 10, 2015).
10.9	First Amendment to Office Lease, dated as of May 23, 2016, between FRIT San Jose Town and Country Village, LLC and the Registrant (incorporated by reference to Exhibit 10.2 filed with the Registrant's Quarterly Report on Form 10-Q filed on September 8, 2016).
10.10	Second Amendment to Office Lease, dated as of December 12, 2016, between FRIT San Jose Town and Country Village, LLC and the Registrant (incorporated by reference to Exhibit 10.12 filed with the Registrant's Annual Report on Form 10-K filed on March 29, 2017).
10.11#	Amended and Restated Employment Offer Letter between the Registrant and Scott Morgan, dated as of October 30, 2018 (incorporated by reference to Exhibit 10.1 filed with the Registrant's Quarterly Report on Form 10-Q filed December 7, 2018).
10.12#	Employment Offer Letter between the Registrant and Jason Child, dated as of April 16, 2019 (incorporated by reference to Exhibit 10.2 filed with the Registrant's Quarterly Report on Form 10-Q filed on June 6, 2019).
10.13#	Amendment to Employee Offer Letter between the Registrant and Jason Child, dated as of September 26, 2022 (incorporated by reference to Exhibit 10.3 filed with the Registrant's Quarterly Report on Form 10-Q filed on December 1, 2022).
10.14#	Form of Amendment to Employment Offer Letter between the Registrant and certain of its executive officers (incorporated by reference to Exhibit 10.4 filed with the Registrant's Quarterly Report on Form 10-Q filed on June 6, 2019).
10.15#	Employment Offer Letter between the Registrant and Gary Steele, dated as of February 28, 2022 (incorporated by reference to Exhibit 10.1 filed with the Registrant's Quarterly Report on Form 10-Q filed on May 26, 2022).
10.16#	Transition and Separation Agreement between the Registrant and Teresa Carlson, dated as of March 1, 2022 (incorporated by reference to Exhibit 10.2 filed with the Registrant's Quarterly Report on Form 10-Q filed on May 26, 2022).

10.17#	Transition and Separation Agreement between the Registrant and Doug Merritt, dated as of March 30, 2022 (incorporated by reference to Exhibit 10.3 filed with the Registrant's Quarterly Report on Form 10-Q filed on May 26, 2022).
10.18#	Transition and Separation Agreement between the Registrant and Shawn Bice, dated as of May 24, 2022 (incorporated by reference to Exhibit 10.2 filed with the Registrant's Quarterly Report on Form 10-Q filed on August 25, 2022).
10.19#	Employment Offer Letter between the Registrant and Brian Roberts, dated as of January 11, 2023.
10.20#	Summary of Amendment to Employment Offer Letters between the Registrant and certain of its executive officers.
10.21#	Executive Bonus Plan (incorporated by reference to Exhibit 10.15 filed with the Registrant's Registration Statement on Form S-1 filed on April 6, 2012).
10.22#	Form of Stock Option Agreement under the 2012 Equity Incentive Plan (incorporated by reference to Exhibit 10.1 filed with the Registrant's Current Report on Form 8-K filed on April 24, 2012).
10.23#	Form of Restricted Stock Unit Agreement under the 2012 Equity Incentive Plan (incorporated by reference to Exhibit 10.2 filed with the Registrant's Current Report on Form 8-K filed on April 24, 2012).
10.24#	Form of Subscription Agreement under the 2012 Employee Stock Purchase Plan (incorporated by reference to Exhibit 10.3 filed with the Registrant's Current Report on Form 8-K filed on April 24, 2012).
10.25#	Form of Performance Unit Award Agreement under the 2012 Equity Incentive Plan (incorporated by reference to Exhibit 10.1 filed with the Registrant's Quarterly Report on Form 10-Q filed on June 9, 2015).
10.26	Form of Confirmation for Capped Call Transactions (incorporated by reference to Exhibit 10.1 filed with the Registrant's Current Report on Form 8-K filed on September 21, 2018).
10.27	Form of Confirmation for Capped Call Transactions (incorporated by reference to Exhibit 10.1 filed with the Registrant's Current Report on Form 8-K filed on June 5, 2020).
10.28	Investment Agreement, dated as of June 22, 2021, among Splunk Inc. and Silver Lake Alpine, L.P., Silver Lake Alpine (Offshore Master), L.P. and Silver Lake Partners VI, L.P. (incorporated by reference to Exhibit 10.1 filed with the Registrant's Current Report on Form 8-K filed on June 22, 2021).
10.29	Agreement, dated as of September 7, 2022, by and between Splunk Inc. and Hellman & Friedman Advisors LLC (incorporated by reference to Exhibit 10.1 filed with the Company's Current Report on Form 8-K filed on September 9, 2022).
10.30#	2022 Inducement Plan (incorporated by reference to Exhibit 10.31 filed with the Registrant's Annual Report on Form 10-K filed on March 24, 2022).
10.31#	Form of RSU Agreement for 2022 Inducement Plan (incorporated by reference to Exhibit 10.4 filed with the Registrant's Quarterly Report on Form 10-Q filed on May 26, 2022).
10.32#	Splunk Inc. Inducement Restricted Stock Unit Award Agreement (incorporated by reference to Exhibit 4.2 filed with the Registrant's Registration Statement on Form S-8 filed on April 11, 2022).
10.33#	Splunk Inc. Inducement Performance Stock Unit Award Agreement (incorporated by reference to Exhibit 4.3 filed with the Registrant's Registration Statement on Form S-8 filed on April 11, 2022).
21.1	List of subsidiaries of the Registrant.
23.1	Consent of PricewaterhouseCoopers LLP, Independent Registered Public Accounting Firm.

31.1	Certification of Principal Executive Officer Required Under Rule 13a-14(a) and 15d-14(a) of the Securities Exchange Act of 1934, as amended.
31.2	Certification of Principal Financial Officer Required Under Rule 13a-14(a) and 15d-14(a) of the Securities Exchange Act of 1934, as amended.
32.1	Certification of Principal Executive Officer and Principal Financial Officer Required Under Rule 13a-14(b) of the Securities Exchange Act of 1934, as amended, and 18 U.S.C. §1350.
101.INS	Inline XBRL Instance Document - the instance document does not appear in the Interactive Data File because its XBRL tags are embedded within the Inline XBRL document.
101.SCH	Inline XBRL Taxonomy Schema Linkbase Document
101.CAL	Inline XBRL Taxonomy Calculation Linkbase Document
101.DEF	Inline XBRL Taxonomy Definition Linkbase Document
101.LAB	Inline XBRL Taxonomy Labels Linkbase Document
101.PRE	Inline XBRL Taxonomy Presentation Linkbase Document
104	Cover Page Interactive Data File (formatted as Inline XBRL and contained in Exhibit 101)

#	Indicates management contract or compensatory plan.
*	The schedules and other attachments to this exhibit have been omitted. The Registrant agrees to furnish a copy of any omitted schedules or attachments to the SEC upon request.
†	Certain portions of this exhibit have been omitted as the Registrant has determined (i) the omitted information is not material and (ii) the omitted information would likely cause harm to the Registrant if publicly disclosed.

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized, on March 23, 2023.

SPLUNK INC.

By: /s/ Gary Steele
_____

Gary Steele
President and Chief Executive Officer

POWER OF ATTORNEY

KNOW ALL THESE PERSONS BY THESE PRESENTS, that each person whose signature appears below constitutes and appoints Gary Steele, Brian Roberts and Scott Morgan, and each of them, his or her attorneys-in-fact, each with full power of substitution, for him or her in any and all capacities, to sign any and all amendments to this Annual Report on Form 10-K, and to file the same, with exhibits thereto and other documents in connection therewith, with the Securities and Exchange Commission, hereby ratifying and confirming all that each said attorneys-in-fact or their substitute or substitutes, may do or cause to be done by virtue hereof.

Pursuant to the requirements of the Securities Exchange Act of 1934, this Annual Report on Form 10-K has been signed below by the following persons on behalf of the registrant and in the capacities and on the dates indicated.

Signature	Title	Date
/s/ Gary Steele Gary Steele	President and Chief Executive Officer (Principal Executive Officer)	March 23, 2023
/s/ Brian Roberts Brian Roberts	Senior Vice President and Chief Financial Officer (Principal Financial Officer)	March 23, 2023
/s/ Timothy C. Emanuelson Timothy C. Emanuelson	Chief Accounting Officer (Principal Accounting Officer)	March 23, 2023
/s/ Graham V. Smith Graham V. Smith	Chair and Director	March 23, 2023
/s/ Mark T. Carges Mark T. Carges	Director	March 23, 2023
/s/ Kenneth Hao Kenneth Hao	Director	March 23, 2023
/s/ Patricia B. Morrison Patricia B. Morrison	Director	March 23, 2023
/s/ Elisa A. Steele Elisa A. Steele	Director	March 23, 2023
/s/ David Tunnell David Tunnell	Director	March 23, 2023
/s/ Dennis L. Via Dennis L. Via	Director	March 23, 2023
/s/ Luis Visoso Luis Visoso	Director	March 23, 2023
/s/ Richard P. Wallace Richard P. Wallace	Director	March 23, 2023

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Splunk Inc.

Copies of Splunk Inc.'s Annual Report, as well as other financial reports and news from Splunk Inc., may be read and downloaded from our website at http://investors.splunk.com. If you do not have online access, you may request printed materials by contacting Splunk Inc. Investor Relations at: 415.848.8476.

Auditors
PricewaterhouseCoopers LLP
San Jose, CA

Corporate Counsel
Wilson Sonsini Goodrich & Rosati, Professional Corporation
Palo Alto, CA

Stock Transfer Agent and Registrar of Stock
AST
6201 15th Avenue
Brooklyn, NY 11219
Phone: 800.937.5449
www.astfinancial.com
Email: help@astfinancial.com

Stock Listing
Splunk Inc. common stock is traded on NASDAQ Global Select Market, listed under the symbol "SPLK"

Investor Relations
Contact Information
Splunk Inc.
3098 Olsen Drive
San Jose, CA 95128
Email: ir@splunk.com
Phone: 415.848.8476

Directors

Mark Carges
Former Chief Technology Officer, eBay

Kenneth Hao
Chairman and Managing Partner, Silver Lake

Patricia Morrison
Former Executive Vice President and Chief Information Officer, Cardinal Health

Yamini Rangan
President and Chief Executive Officer, HubSpot

Graham Smith
Independent Chair, Splunk

Elisa Steele
Independent Board Member

Gary Steele
President and Chief Executive Officer, Splunk

David Tunnell
Partner, Hellman & Friedman

General Dennis Via (ret)
EVP, Booz Allen Hamilton and Retired Four-Star U.S. Army General

Luis Visoso
Chief Financial Officer, Unity Software

Richard Wallace
President and Chief Executive Officer, KLA Corporation

Management Team

Gary Steele
President and Chief Executive Officer

Tom Casey
Senior Vice President, Products and Technology

Sharyl Givens
Senior Vice President, Chief People Officer

Claire Hockin
Senior Vice President, Chief Marketing Officer

Emily Killam
Senior Vice President, Go-to-Market Operations

Ammar Maraqa
Senior Vice President, Chief Strategy Officer

Scott Morgan
Senior Vice President, Chief Legal Officer, Global Affairs and Secretary

Toni Pavlovich
Senior Vice President, Chief Customer Officer

Brian Roberts
Senior Vice President and Chief Financial Officer

Christian Smith
Senior Vice President, Chief Revenue Officer



**Corporate
Headquarters**
270 Brannan Street
San Francisco, CA 94107
Phone: +1 415.848.8400
Fax: +1 415.358.5757
splunk.com

